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Lagardère SCA

A French limited partnership with shares
with capital stock of € 851,664,913.90
divided into 139,617,199 shares of € 6.10 par value each.

Head office:
4, rue de Presbourg - 75016 Paris (France)
Telephone: +33 (0) 1.40.69.16.00
Commercial Register: 320 366 446 RCS Paris
Website: http://www.lagardere.com

Reference Document

Year 2003

AUTORITÉ DES MARCHÉS FINANCIERS
AMF

The original version of this Reference Document *(Document de Référence)* in French was deposited with the French Financial Market Authority *(Autorité des Marchés Financiers - AMF)* on April 7, 2004 in accordance with regulation n° 98-01. It may be used in connection with a financial transaction if completed by an Information notice approved by the AMF.

This English version of Lagardère's Reference Document has been prepared for the convenience of English language readers. It is a translation of the original Document de Référence deposited with the Autorité des Marchés Financiers. It is intended for general information only and should not be

2003

Contents

Part 1

Persons responsible

for the reference document and persons responsible for the audit of the financial statements

1

1_1 Persons responsible for the Reference Document

Mr. Arnaud Lagardère, Managing Partner *(Gérant)*

Arjil Commanditée-ARCO, General and Managing Partner *(Associée Commanditée-Gérante)*
represented by:
Mr. Arnaud Lagardère, Chairman and Chief Executive Officer
Mr. Philippe Camus, Deputy Chairman and Chief Operating Officer
Mr. Pierre Leroy, Director and Chief Operating Officer

1_2 Certification of the Managing Partners

"To the best of our knowledge, the information set out in this Reference Document is true and includes all the information needed by investors to base their opinion on Lagardère's assets and liabilities, business, financial position, results and prospects; there are no omissions which could impair its meaning".

Arnaud Lagardère

For ARCO:
Arnaud Lagardère - Philippe Camus - Pierre Leroy

1_3 Names and addresses of the Auditors

→	First appointed	End of current period of office
AUDITORS		
Barbier Frinault & Autres *represented by* Mr. Jean-François Ginies 41, rue Ybry - 92576 Neuilly-sur-Seine Cedex, France	June 29, 1987	2005
Mr. Alain Ghez 37, rue des Acacias - 75017 Paris, France	September 24, 1980	2005
Mazars & Guérard *represented by* Mr. Jacques Kamienny Le Vinci - 4, allée de l'Arche - 92075 La Défense Cedex, France	June 20, 1996	2008
ALTERNATE AUDITORS		
Mr. Alain Grosmann 41, rue Ybry - 92576 Neuilly sur Seine Cedex, France	June 6, 1989	2005
Mr. Charles-Éric Ravisse 19, rue de Milan - 75009 Paris, France	June 29, 1993	2005
Mr. Michel Rosse Le Vinci - 4, allée de l'Arche - 92075 La Défense Cedex, France	June 20, 1996	2008

STATUTORY AUDITORS' STATEMENT
(translated from the original in French)

"In our capacity as statutory auditors of Lagardère S.C.A. and in accordance with regulation COB 98-01, we have verified that the financial information contained in this Reference Document relating to the audited financial statements for the year ended December 31, 2003 ("the financial statements") has been properly derived from these financial statements.

This Reference Document has been prepared under the responsibility of the managing partners. Our responsibility is to report on the fairness of the financial and accounting information included in this Reference Document with respect to the financial position and the financial statements of Lagardère S.C.A.

Our procedures, which were performed in accordance with French professional standards, consisted in assessing the fairness of the information about the financial position and the financial statements, and verifying that this information agrees with the financial statements audited by us. These procedures also included reading the other data contained in this Reference Document in order to identify any material inconsistencies with the information about the financial position and the financial statements, and reporting any incorrect information that came to our attention, based on our overall knowledge of the Company derived from our assignment.
Provisional data presented correspond to objectives set by management, not to individual prospective data prepared according to a specific process.

We have also audited the annual accounts and the consolidated financial statements prepared by the managing partners of Lagardère S.C.A. for the years 2003, 2002 and 2001. Our audits were performed in accordance with French professional standards, and we have expressed unqualified audit opinions on such annual accounts and consolidated financial statements.

In accordance with the provisions of article L 225-235 of the Commercial Code, introduced by the French financial security law of August 1, 2003 and applicable for the first time in 2003, we have made the following observations in our audit reports on the annual accounts and consolidated financial statements for the year ended December 31, 2003:

Relating to the annual accounts
Based on the assessments performed to enable us to issue an opinion on the annual accounts as a whole, principally concerning the accounting policies and significant estimates used in preparing the accounts, and their overall presentation, we have no particular comment to make.

Relating to the consolidated financial statements
As indicated in note 9 – Marketable securities of the Notes to the consolidated financial statements (in English), T-Online shares are recorded at a net book value of € 7.50 per share, based on the average stock price of the share in December 2003, € 10.29, less:

- *an adjustment resulting from a comparison with other comparable listed companies, taking account of the historically high volatility of the shares;*
- *a discount reflecting the low liquidity of the Group's investment in this company.*

We verified the application and reasonableness of the accounting treatment used by the Group.

As indicated in note C – 7 of the Notes to the consolidated financial statements (in English), Lagardère Group conducts impairment tests on the intangible assets of its Media business segment, based on future cash flows expected from these assets.

We have read the information and assumptions used by management to prepare these valuations, particularly those used for the purpose of determining the fair value of these assets to the Group and comparing it to their book value. Fair value was determined princi-

pally on the basis of future cash flow forecasts prepared by the Group. We have reviewed the reasonableness of these valuations.

Our observations were part of our audit of the consolidated financial statements taken as a whole and thus contributed to the expression of an unqualified opinion on these financial statements.

Based on the procedures described above, we have nothing to report concerning the fairness of the information contained in this Reference Document relating to the financial position and the financial statements".

The Statutory Auditors

April 5, 2004

Barbier Frinault & Autres *Jean-François Ginies*	Alain Ghez	Mazars & Guérard *Jacques Kamienny*

Note: Included in this Reference Document is a report prepared at the request of Lagardère's managing partners on the Report of the Supervisory Board on internal controls.

1_4 Information policy

Alain Lemarchand,
Executive Vice President, Financial Communication and Investors Relations

Frédéric Subra,
Executive Vice President, General Secretary Affairs

- Lagardère shareholders and public information department is situated at:
  121, avenue de Malakoff - 75116 Paris, France - Telephone: +33 (0) 1 40 69 20 73
  E-mail: lalettre@lagardere.fr
- Copies of this Reference Document and of the managing partners' and Supervisory Board reports are sent to shareholders on request.
- Shareholders receive an abridged copy of the annual report, as well as interim reports and financial statements twice a year and a newsletter three times a year.
- Conferences for individual shareholders are held in various cities.
  In 2003, five meetings were organized in Bordeaux, Brussels, Saint-Etienne, Toulouse and Lille.
- In 2003, several trips were made abroad to provide information about Lagardère to approximately 150 financial institutions in North America (Boston, Chicago, Denver, Fort Lauderdale, Montreal, New-York, San Diego and San Francisco), in Europe (Dublin, Edimbourg, Francfort, Geneva, Helsinki, London, Luxembourg, Madrid, Monaco and Stockholm) and in Asia (Singapore and Tokyo).

In France, the Group organized two conferences for analysts and investors, and attended five other conferences organized by banks.
Private meetings were also arranged for approximately 200 investors, analysts and fund managers.

- Information on the Group is available on the Internet at www.lagardere.com. The surfer will find the latest "products and services" news from Lagardère Media in the fields of digital technology, books, press publishing and distribution. Institutional headings (key figures, databases, etc.) are also available. This information, intended for all kinds of readers, employees and existing and future shareholders alike, is in French and English. Some of the topics are enhanced with sound and animation. The portal also offers navigation tools for finding information on the Group's companies and entities by business, country or key word.
- Specific information on EADS can be obtained directly from EADS' website www.eads.net or by phone at +33 (0) 1 42 24 24 24.

Part 2 Issue

and official listing of equity securities

This chapter is a part of the standard Reference Document, for use only when the Company is making a specific issue.

It is therefore not applicable.

Part 3

Description of Lagardère and its capital stock

3

3_1 Description of the Company *

3_1_1 Corporate name and head office

Lagardère SCA
4, rue de Presbourg - 75116 Paris, France

3_1_2 Legal form

Lagardère is a French limited partnership with shares *(société en commandite par actions)*.

Statutory Auditors
- Barbier Frinault & Autres
- Alain Ghez
- Mazars & Guérard

A French limited partnership with shares has two categories of partners:
- one or more general partners *(associés commandités)* - they are indefinitely liable for the company's liabilities, and their partnership rights can be sold or otherwise transferred only under certain conditions;
- limited partners (*associés commanditaires* or *actionnaires*, hereinafter referred to as "shareholders") - their situation is the same as that of shareholders in a corporation *(société anonyme)*. Their holdings can be sold or otherwise transferred under the same conditions as shares in a corporation, and they are liable for the company's liabilities only to the extent of their contribution. They are represented by the Supervisory Board.

A limited partnership with shares is managed by one or more managing partners, who may be individuals or corporate entities. They are selected from amongst the limited partners or third parties, but may not be shareholders.

Because of the two categories of partners, corporate decisions are taken at two different levels: by the limited partners in general meetings, and by the general partners. Members of the Supervisory Board are appointed only by the limited partners. If a general partner is also a limited partner he cannot take part in the vote.

Lagardère SCA is subject to French laws governing *sociétés en commandite par actions*, and, in the framework of such laws, by the special provisions of its by-laws.

3_1_3 Governing law

Lagardère is governed by the laws of France.

3_1_4 Duration of the Company (article 5)

Lagardère was originally incorporated on September 24, 1980
and will expire on December 14, 2079.

* Article numbers indicated in this section refer to the Company's by-laws.

3_1_5 Corporate purpose (article 3)

Lagardère's purpose is in France and abroad:

- to acquire any form of interests or investments in all types of corporation or business, whether French or foreign, by any appropriate means;
- to manage any type of security portfolio and to carry out any related spot or future transactions, whether contingent or not;
- to acquire and license any patents, trademarks, and commercial and industrial businesses;
- and more generally, to carry out any commercial, financial, industrial, security and real estate transactions related to the above purposes or to any other purpose related thereto with the aim of aiding in the development of the Company's operations.

3_1_6 Commercial Register and registration number

Lagardère is registered in the Commercial Register *(Registre du Commerce)* under number: 320 366 446 RCS Paris.

3_1_7 Inspection of corporate documents

The legal documents of Lagardère are available for inspection at the following address: 121, avenue de Malakoff -75116 Paris, France.

3_1_8 Fiscal year

The reporting period of Lagardère is of one year's duration, from January 1 to December 31 each year.

3_1_9 Allocation and distribution of income (article 25)

The Parent Company statement of income, which includes all its revenues and expenses for the year, shows, after depreciation, amortization and provisions, Lagardère's Parent Company net income or loss for the year (hereinafter called "Parent Company net income").

Out of Parent Company net income for the year, less previous accumulated losses if any, a certain amount must, by law, be set aside in priority and to the extent necessary to form the legal reserve.

Income available for distribution is made up of Parent Company net income, less any accumulated losses, less any transfers to reserves required by law or by the by-laws, plus any unappropriated retained earnings.

Out of income available for distribution, a sum equal to 1% of consolidated net income for the year after minority interests is paid to the general partners *(associés commandités)* in their capacity as general partners, whether they are managing partners *(gérants)* or not, in the proportions they decide.

The balance is distributed among the shareholders in proportion to the number of shares held by each of them.

However, the general meeting may, upon recommendation of the managing partners *(gérance)*, decide to set aside from the balance available for distribution among the shareholders such amounts as it deems fit to be carried forward, or to be allocated to one or more general, extraordinary or special reserves.

Dividends are normally distributed out of Parent Company net income for the year.

The general meeting may, however, in addition, decide to distribute any part of the reserves available to it by expressly indicating those reserves from which such distributions are to be made. To the extent such reserves have been established by transfer of income available for distribution only to the shareholders, the dividends paid out therefrom accrue to the benefit of owners of shares alone, in proportion to the number of shares held by each of them.

The general meeting called to approve the financial statements for the year may, in respect of all or part of the dividends proposed for distribution, offer each shareholder an option to receive payment of his dividend in cash or in shares.

Similarly, the general meeting approving the distribution of an interim dividend under the terms of article 232-12 of the French Commercial Code governing such distributions, may, in respect of all or part of the said interim dividend, offer each shareholder the option to receive payment of his interim dividend in cash or in shares.

The offer, price and conditions under which the shares are issued, the request for payment in shares and the conditions of the resulting capital increase, are governed by law and regulations.

Dividends are payable at the times and in the places determined by the managing partners, within a maximum period of nine months from the end of the fiscal year, save where this period is extended by court order.

3_1_10 **General meetings** (article 19)

General meetings are called either by the managing partners or by the Supervisory Board *(Conseil de Surveillance)*, or by any other person having the right to do so by virtue of law or under the by-laws of Lagardère.

General meetings are held at the head office or at any other place as indicated in the notice of meeting. Notices of meeting are issued in the manner and within the time period provided by law and regulations.

General meetings are chaired by the managing partner *(gérant)* or one of the managing partners if there are several of them. If the meeting is called by the Supervisory Board, it is chaired by the Chairman or by a member of the Supervisory Board appointed to this effect. Where the meeting has been called by any other person legally empowered to do so, the meeting is chaired by the person who called the meeting. If the person entitled or appointed to chair the meeting fails to do so, the meeting itself elects its chair.

The vote tellers *(scrutateurs)* are the two shareholders having the greatest number of shares, either directly or by way of proxy, and who are present and accept to be tellers.

The vote tellers thus designated constitute the officers of the meeting *(bureau)*, and appoint a secretary who need not be a shareholder.

The officers of the meeting verify, certify and sign the attendance sheet, ensure that discussions are properly held, settle any differences which may arise in the course of the meeting, count the votes cast, verify that voting procedures are properly observed and that minutes of the meeting are drawn up.

Minutes recording the deliberations of each meeting are entered in a special register signed by the officers of the meeting. The minutes, drawn up and recorded in this form, are considered to be a true transcript of the meeting. All copies of or extracts from the minutes must be certified by one of the managing partners, by the Chairman of the Supervisory Board, or by the secretary of the meeting.

ORDINARY GENERAL MEETINGS (article 20)

The annual general meeting examines the management report prepared by the managing partners, the report of the Supervisory Board and the report of the Auditors; it discusses and approves the Parent Company financial statements for the previous year and the proposed allocation of net income, in accordance with the law and the by-laws. In addition, the annual general meeting and any other ordinary general meeting may appoint or dismiss the members of the Supervisory Board, appoint the Auditors and vote on all questions within its authority and placed on the agenda, with the exception of those matters defined in article 21 of the by-laws as being exclusively within the authority of an extraordinary general meeting.

No resolution can be adopted by the ordinary general meeting without the unanimous prior agreement of the general partner(s), with the exception of resolutions concerning the election, resignation or dismissal of members of the Supervisory Board and the appointment of a managing partner, where the Supervisory Board has exercised its right of veto twice within two months (see paragraph 3_1_13. Powers of the Supervisory Board, sub-paragraph 2). The agreement of the general partner(s) must be obtained by the managing partners prior to the ordinary general meeting.

All resolutions are adopted by a majority of the votes cast by the shareholders present or represented, including votes cast by mail, except as expressly provided in the last section of sub-paragraph 2 of paragraph 3_1_13 - Powers of the Supervisory Board.

EXTRAORDINARY GENERAL MEETINGS (article 21)

The extraordinary general meeting may validly decide on:
- any amendment of the by-laws for which the approval by an extraordinary general meeting is required by law, including, but not limited to, and subject to the provisions of the by-laws, the following:
  . increase or reduction of the Company's capital stock;
  . changes in the terms and conditions of share transfers;
  . changes in the composition of ordinary general meetings or shareholders' voting rights at ordinary and/or extraordinary general meetings;
  . changes in the purposes of the Company, its duration or its head office, subject to the powers granted to the managing partners by the by-laws to transfer the Company's head office;
  . transformation of the Company into a company having another legal form, such as a corporation *(société anonyme)* or a limited liability company *(société à responsabilité limitée)*;
- winding-up of the Company;
- merger of the Company;
- and all other matters on which an extraordinary general meeting may validly decide in accordance with law.

No resolution can be passed by the extraordinary general meeting without the unanimous prior agreement of the general partner(s). However, where there are several general partners, a resolution to transform the Company into a company having another legal form requires the prior agreement of only a majority of the general partners.

The agreement of the general partner(s) must be obtained by the managing partners, in advance of the extraordinary general meeting in question.

ATTENDANCE AND REPRESENTATION AT MEETINGS, PROXIES, DOUBLE VOTING RIGHTS (article 19)

Any shareholder has the right to attend general meetings and to take part in the discussions, either personally or through a proxy, subject to proof of identity and providing his name has been recorded in a shareholders' account at least five days before the meeting.

Subject to inclusion of the relevant decision by the managing partners in the public notice of a meeting and the notice sent personally to shareholders, shareholders may participate in general meetings by means of video conferencing technology, and vote by telecommunication (e.g. through the Internet). It is the managing partners' responsibility to fix the practicalities of this method of attendance and voting after consulting the Supervisory Board. The technologies used must guarantee vote confidentiality and security and shareholder identity authentication.

A shareholder who does not personally attend the meeting may choose one of the three following options:

- to give a proxy to another shareholder or to his or her spouse; or
- to vote by mail; or
- to send a blank proxy form to the Company without appointing a proxy, in accordance with the applicable laws and regulations.

In this last case, the Chair of the general meeting will cast a vote in favor of all draft resolutions presented or approved by the managing partners and a vote against all other draft resolutions. In order to cast their votes differently, shareholders must choose a proxy holder who agrees to vote as instructed by them.

At each meeting, shareholders have a number of votes equal to the number of shares they own or represent, as evidenced by the share register on the fifth working day prior to the meeting. However, double voting rights - two votes for each share - are attributed to all those shares which are fully paid-up and which have been registered in the name of the same shareholder for at least four years. In addition, shareholders entitled to double voting rights on the date on which the Company was transformed into a limited partnership with shares, retain their double voting rights.

Furthermore, where the Company's capital stock is increased by incorporation of reserves, profits or additional paid-in capital, a double voting right is granted, from the date of issue, in respect of free registered shares distributed to the holder of shares which originally carried double voting rights.

Transfer of title to a share results in the loss of the double voting right. However, transfer as a result of inheritance, liquidation of community property between spouses or inter vivos gift to a spouse or relative automatically entitled to inherit under French law does not cause existing double voting rights to lapse, nor does it interrupt the four-year period referred to above. Similarly, the merger or demerger of the Company has no effect on the double voting rights which may be exercised within the resulting company or companies if the by-laws of the said companies recognize these rights.

Voting rights are exercised by the owner even if the shares are pledged, and by the usufruct owner *(usufruitier)* at ordinary general meetings and by the bare owner *(nu-propriétaire)* at extraordinary general meetings.

3_1_11 Disclosure of holdings exceeding specific thresholds (article 9bis)

Without prejudice of provisions of article L. 233-7 of the French Commercial Code, any shareholder holding directly or indirectly, as defined in said article L 233-7, 1% or more of the voting rights, must, within five days following registration to his account of the shares that brought his holding to or above such threshold, disclose to the Company, by registered letter with acknowledgment of receipt, addressed to the head office, the total number of shares and voting rights he holds.

Disclosure must be renewed in the conditions described above every time a threshold of a further 1% is exceeded.

In the absence of disclosure in the conditions described above, all shares in excess of the threshold for which disclosure should have been made may lose their voting rights in respect of any shareholder meeting that may be held within a two-year period following the date on which the declaration is finally made, upon request of one or more shareholders holding together 5% or more of the capital stock, such request being duly recorded in the minutes of the general meeting.

In these same circumstances, voting rights attached to such shares for which proper declaration has not been made cannot be exercised by the shareholder at fault, nor may he delegate such rights to others.

In accordance with legal regulations applicable, the Company has the right to obtain at any time from the clearing agent the name, or corporate name in the case of a corporate shareholder, the nationality and address of holders of securities carrying immediate or deferred voting rights at its own general meetings, together with the number of securities held by each of them and the restrictions, if any, that may apply to those securities.

3_1_12 General partners (article 18)

1) The general partners *(associés commandités)* are:
- Mr. Arnaud Lagardère
  domiciled at 4, rue de Presbourg - 75116 Paris, France
- Arjil Commanditée-ARCO
  a French corporation with capital stock of € 40,000,
  having its head office at 121, avenue de Malakoff - 75116 Paris, France
  and registered in the Commercial Register under number: 387 928 393 RCS Paris.

Arjil Commanditée-ARCO unconsolidated financial statements for 2003 are as follows (in thousands €):

Balance sheet	
ASSETS	
Accounts receivable	*8,383*
Total	**8,383**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Stockholders' equity	*8,375*
Accounts payable	*8*
Total	**8,383**

Statement of income	
Operating revenues	*0*
Operating expenses	*23*
Operating loss	**(23)**
Financial income	*193*
Financial expenses	*0*
Net financial income	**193**
Non-operating income	**0**
Income tax	*(58)*
Net income for the year	**112**

2) The appointment of one or more new general partners is decided by the shareholders in an extraordinary general meeting, upon the unanimous recommendation of the existing general partners or partner.

3) The Company is not wound up in the case of the death or incapacity of a person who is a general partner, nor in the event of liquidation of a general partner which is a corporate entity.

4) A person who is a general partner who is also a managing partner loses his status as general partner, automatically and effective immediately, if the person is dismissed as managing partner for just cause under the terms of article 10-6 of the by-laws.

5) Any corporate entity which is a general partner automatically loses such status effective immediately, in the event that it effects a sale or subscription of shares which is likely to change its control, in the absence of consent to such a transaction by the Supervisory Board, as provided in article 14-4 of the by-laws.
In both cases the by-laws are automatically amended to reflect this change. The amendment is recorded and published by a managing partner, or in the absence of a managing partner, by a general partner or by the Supervisory Board.

RIGHTS OF THE GENERAL PARTNERS (article 18 bis)

General partners who are not also managing partners *(commandités non gérants)* do not participate directly in the management of the Company, except as described in article 10-6 of the by-laws (absence of managing partner).

They exercise all the prerogatives attributed to their status by law and the by-laws.

By reason of the unlimited joint and several liability they assume, general partners who are not also managing partners have right of access to all books and documents of the Company and to ask the managing partners any questions concerning the management of the Company, in writing. The managing partners must answer such questions in writing as promptly as possible. In addition, in consideration for their unlimited joint and several liability, general partners are entitled to specific remuneration calculated in accordance with the provisions of article 25 of the by-laws.

DECISIONS OF THE GENERAL PARTNERS (article 18 ter)

1) The general partner(s) take decisions either in meetings or by written consultation (ordinary letter, telex, telegram, fax, etc.).

2) In the event of a written consultation, each general partner has a period of fifteen days to inform the managing partners of his decision on each of the draft resolutions. A general partner who does not reply within this period is considered to have voted against the resolution.

3) Decisions taken by the general partner(s) are recorded in minutes stating, inter alia, the date and method of consultation, the report or reports made available to the general partner(s), the text of the resolutions and the result of the voting.
The minutes are drawn up by the managing partners or by one of the general partners, and signed by the general partner(s) and/or the managing partner(s), as the case may be. Copies or extracts of the minutes are validly certified as true copies either by the managing partner, or by one of them if there are more than one, and by the general partners.

3_1_13 Supervisory Board

ESTABLISHMENT OF THE SUPERVISORY BOARD (article 12)

1) The Company has a Supervisory Board composed of fifteen members, selected exclusively among shareholders who are neither general nor managing partners.

2) The Board members are appointed or dismissed by the shareholders in an ordinary general meeting. Shareholders who are also general partners are not entitled to vote on such resolutions.

3) The term of office of members of the Supervisory Board cannot exceed six years. It terminates at the close of the annual general meeting called to approve the financial statements for the preceding year and which is held during the year in which the term of the member expires. Members of the Supervisory Board may be reelected.
No more than a third of the members of the Supervisory Board may be more than seventy-five years old. If this number is exceeded, the oldest member is automatically deemed to have resigned.

POWERS OF THE SUPERVISORY BOARD (article 14)

1) The management of the Company is placed under the permanent supervision of the Supervisory Board as provided by law.
In accordance with law, the Board prepares a report for each annual general meeting called to approve the financial statements of the Company. This report is made available to the shareholders at the same time as the managing partners' report and the financial statements.
In the event of one or more managing partners being dismissed by the general partners, the Board must give its opinion. For this purpose, the Board is notified by the general partners at least fifteen days in advance, and it must give its opinion within ten days of such notice, which is given by registered letter addressed to the Chairman of the Supervisory Board.
The Supervisory Board draws up a report on any proposal to increase or reduce the Company's capital stock.
The Supervisory Board may, if it deems it necessary, after having informed the managing partner(s) in writing, call an ordinary or extraordinary general meeting of the shareholders, in compliance with the legal provisions relating to notices of meetings.
The Supervisory Board has, by law, the right to receive from the managing partners the same documents as are made available to the Auditors.

2) Save for the appointment of the first managing partner, which is governed by article 10 of the by-laws, the appointment or reappointment of any managing partner must be approved by the Supervisory Board. Should Arjil Commanditée-ARCO be appointed as managing partner, the Supervisory Board's approval will have to be obtained, not in respect of ARCO itself, but in respect of its chairman and general managers.
The Supervisory Board must grant or refuse its approval within twenty days of receiving notice from the general partners of the proposed appointment.
If the Supervisory Board twice refuses to approve an appointment within a period of two months, in respect of two different candidates, while the Company is left without a managing partner and it is managed on an interim by the general partners under article 10-6 of the by-laws, approval may be given by a majority vote of the shareholders in an ordinary general meeting called by the general partner(s) and at which only one of the two candidates is put forward.
In the absence of approval from either the Supervisory Board or the general meeting in accordance with the above, the general partner(s) designate a third person. If the Supervisory Board fails to approve the appointment of the said third candidate, the appointment is submitted to the shareholders in an ordinary general meeting which may only refuse the candidate by a vote of a two-third majority of the shareholders present or represented.

3) Should ARCO become a managing partner of the Company, and as from its appointment to such office, no person may become a shareholder in ARCO either by acquiring shares in ARCO or by subscribing to an increase in its capital stock, exercising share warrants or through the conversion or redemption of bonds, without the prior agreement of the

Supervisory Board, which must approve or refuse this proposal within twenty days of receiving notice, either from ARCO or from those shareholders who intend to transfer their shares.

If such a transaction takes place without the approval of the Supervisory Board, ARCO, by virtue of the third paragraph of article 10-6 of the by-laws, is automatically deemed to have resigned from its office as managing partner, effective immediately.

4) Any transaction for the transfer of ARCO shares or the issue of securities by ARCO, which might alter its control immediately or in the future, must obtain the prior approval of the Supervisory Board, which must make a decision within twenty days of receiving notice, either from ARCO or from those shareholders who intend to transfer their shares.

If such a transaction takes place without the approval of the Supervisory Board, ARCO, by virtue of article 18-5 of the by-laws, automatically forfeits its status of general partner, effective immediately.

5) The approval of the Supervisory Board required in sub-paragraphs 3 and 4 above is automatically deemed to have been given, if the acquiring or subscribing candidate makes a valid public tender offer for all of the Company's shares. Such approval is not required in the event of a transfer of ARCO shares by way of inheritance.

6) As an exception to paragraph 2 of this article, approval is deemed to have been given in respect of the chairman and general managers of ARCO, for the period up to the end of the year following that during which Mr. Jean-Luc Lagardère ceases to exercise the function of sole manager due to death or disability.

Members of the Supervisory Board in 2003	First appointed	End of current period of office
CHAIRMAN OF THE BOARD		
CHAIRMAN OF THE AUDIT COMMITTEE		
Raymond H. Lévy Honorary Chairman, Renault SA	May 19, 1998	AGM 2004 (1)
DEPUTY CHAIRMAN		
Bernard Esambert Permanent representative of Lagardère Capital & Management Chairman of the Supervisory Board, Banque Arjil & Cie	May 19, 1998	AGM 2004 (1)
MEMBERS OF THE BOARD		
Manfred Bischoff Chairman of the Board of Management, DaimlerChrysler A.G.	May 19, 1998	AGM 2004 (1)
Georges Chodron de Courcel Member of the Executive Committee, BNP PARIBAS	May 19, 1998	AGM 2004 (1)
GROUPAMA S.A. Represented by Mr. Helman le Pas de Sécheval (2) (Chief Financial Officer, Groupama)	May 19, 1998	AGM 2004 (1)
Pehr G. Gyllenhammar Chairman, AVIVA plc (London)	May 19, 1998	AGM 2004 (1)
Pierre Lescure Chairman, AnnaRose Productions	March 22, 2000	AGM 2004 (1)
Christian Marbach (2) Chairman, Agence des PME	May 19, 1998	AGM 2004 (1)
Bernard Mirat (2) Former Deputy Chairman and Chief Operating Officer, Société des Bourses Françaises	May 19, 1998	AGM 2004 (1)
Jacques Nivard (2) (until his death on August 30, 2003) Stockbroker Honorary Chairman, Nivard Flornoy-Fauchier Magnan Durant des Aulnois	May 19, 1998	AGM 2004 (1)
Jean Peyrelevade	May 19, 1998	AGM 2004 (1)
Didier Pineau-Valencienne (2) Honorary Chairman, Schneider Electric Vice Chairman, Crédit Suisse First Boston	May 19, 1998	AGM 2004 (1)
Felix G. Rohatyn Former US Ambassador to France	May 23, 2002	AGM 2004 (1)
Michel Rouger Honorary President, Paris Commercial Court	May 19, 1998	AGM 2004 (1)
CENSOR		
Yves Sabouret Deputy Chairman of the Supervisory Board, Arjil & Associés Banque	May 19, 1998	AGO 2004 (1)
CORPORATE SECRETARY		
Pierre Leroy Group General Secretary	May 19, 1998	AGO 2004 (1)

(1) Annual General Meeting to be held in 2004 to approve the financial statements for the year ended December 31, 2003.
(2) Member of the Audit Committee.

3_1_14 Managing partners *(Gérance)* (article 10)

1) The Company is managed by one or more managing partners *(gérants).*
Following the death of Mr. Jean-Luc Lagardère on March 14, 2003, the Supervisory Board, at its meeting of March 26, 2003, approved ARCO's proposal to appoint Mr. Arnaud Lagardère as managing partner for a six-year term.

On March 12, 2004, the Supervisory Board approved the general partners' proposal to renew Arjil Commanditée-ARCO's appointment as managing partner for a 6-year term, and agreed to the following persons' appointments as representatives of this company:

- Arnaud Lagardère, Chairman and Chief Executive Officer;
- Philippe Camus, Deputy Chairman and Chief Operating Officer;
- Pierre Leroy, Director and Chief Operating Officer.

2) Throughout the life of the Company, any new managing partner is appointed unanimously by the general partners, with the approval of the Supervisory Board or of the general meeting according to the provisions of article 14 of the by-laws.

3) Each managing partner has the broadest possible authority to act in any circumstances in the name of the Company, within the scope of the corporate purpose and subject to the powers expressly attributed by law or the by-laws to the general meeting of shareholders and to the Supervisory Board.

In accordance with law, each managing partner may authorize and grant, in the name of the Company, any sureties, warranties and undertakings which he deems reasonable.

Each managing partner may delegate part of his powers to one or more persons, whether or not they are employees of the Company and whether or not such persons have a contractual relationship with the Company. Such delegation in no way affects the duties and liability of the managing partner in relation to the exercise of such powers.

4) The managing partner(s) must take all necessary care in handling the business of the Company.

5) The age limit for a person who is a managing partner is 80 years.

6) The term of office of a managing partner cannot exceed six years and is renewable.
A managing partner who wishes to resign must inform the other managing partners, the general partners and the Chairman of the Supervisory Board, by registered letters with acknowledgment of receipt, at least three months before the date on which the said resignation is to take effect.

In the event that a corporate general partner which is also a managing partner of the Company, changes its managing partner(s), the chairman of its board of directors and/or its general manager(s), it is automatically deemed to have resigned as managing partner of the Company, effective immediately. This is also the case on expiry of the approval of such persons given by the Supervisory Board as described in paragraph 3_1_13 above, or in the event of sale or subscription of shares which the Supervisory Board has not approved as described in paragraph 3_1_13 above.

When a managing partner's office terminates, the management of the Company is carried out by the managing partner(s) who remain in office, without prejudice to the right of the general partners to appoint a new managing partner as a replacement, or to renew the appointment of the outgoing managing partner, as described in sub-paragraph 2 above.

Where a sole managing partner's office terminates, one or more new managing partner(s) are appointed, or the outgoing sole managing partner is reappointed, as described in sub-paragraph 2 above. However, pending such appointment(s), the Company is managed by the general partner(s) who may delegate all necessary powers for the management of the Company until the new managing partner(s) has been appointed.

A managing partner may be dismissed at any time on the grounds of incapacity (whether as a result of insolvency proceedings or otherwise) or for any other cause, by the unanimous decision of the general partners, after the Supervisory Board has expressed its opinion as described in paragraph 3_1_13 above. A managing partner may also be dismissed for just cause, by decision of the courts.

3_2 General description of the capital stock

3_2_1 Amount of the capital stock

On December 31, 2003, the capital stock of the Company amounted to € 851,664,913.90 and was divided into 139,617,199 shares of par value € 6.10 each, all ranking pari passu and fully paid.

Changes in the capital stock over the last four years are described in paragraph 3_2_5 below.

3_2_2 Authorized unissued capital

The combined general meeting of May 23, 2002 authorized the managing partners, for a period of 26 months, to issue securities granting access to the Company's capital, immediately or at a later date, within the following limits:

- maximum nominal amount of capital increases which may result from authorized issues.. € 300 million
- maximum authorized for bond issues............................ € 1,500 million

The unused portions of authorizations granted by the above general meeting by type of security are as follows:

Limits (in millions €)	Maximum amount for bond issues	Maximum (nominal) amount of capital increase which may result from unused authorizations
1. By type of security		
Common stock	-	*300*
Shares with share subscription warrants attached	-	*300*
Bonds with share subscription warrants attached	*1,500*	*300*
Convertible bonds	*1,500*	*300*
Share subscription warrants	-	*300*
Other composite securities	*1,500*	*300*
2. Total	**1,500**	**300**

Although this decision did not involve securities granting access to the Company's capital, it should be noted that the meeting of May 21, 2001 authorized the managing partners to issue, on one or more occasions, bonds and securities other than securities granting access to the Company's capital, up to a maximum amount of € 2 billion.

This authorization was used on three occasions:
- on June 27, 2002 for a € 767.6 million issue of bonds exchangeable for shares in T-Online International A.G.,
- on July 10, 2003 for a € 100 million bond issue,
- on July 24, 2003, for a € 149.9 million private placement bond issue.

The general meeting of May 21, 2001 gave the managing partners a five-year authorization to increase the capital stock of the Company, on one or more occasions, up to a maximum of 5% of the total number of shares making up the capital stock, through the issue of shares to be subscribed under the Group Savings Plan in accordance with articles L. 443-1 and following of the French Labor Code and article L. 225-138 of the French Commercial Code, by employees of the Company and its affiliated companies or groupings.
According to a decision taken on November 12, 2001 by the managing partners under this authorization, the capital stock was increased on December 21, 2001 by a nominal amount of € 4,063,966.4 through the issue, at a price of € 31.5 per share, of 666,224 new shares of par value € 6.10 each, representing 0.48% of the capital stock.
All of these shares were subscribed by employees through investment funds set up under the Group Savings Plan.

The combined general meeting of shareholders which will be called in May 2004 to approve the financial statements for the year 2003 will be asked to renew the above authorizations.

3_2_3 Securities granting access to the Company's capital

Except for stock options granted but not yet exercised (see chapter 6_3_2), there are no other securities granting access to the Company's capital.
At December 31, 2003, there were 4,804,608 stock options outstanding which if exercised would result in the issue of an equivalent number of new shares.

3_2_4 Pledges

3_2_4_1 Pledges of registered shares of the Company

- Number of shareholders: 436
- Number of shares: 5,328,647, or 3.82% of the capital stock.

3_2_4_2 Pledges of Company shares registered in the names of shareholders holding more than 0.5% of the capital stock

5,093,439 shares held by Lagardère Capital & Management, or 3.65% of the capital stock.

3_2_4_3 Pledges of Company assets

Pledges of the Company's assets are not material (less than € 1 million).

3_2_5 Changes in the capital stock since December 31, 1999

Year	Description of the operation	Changes (1) Number of shares	Nominal amount (€)	Additional paid-in capital (€)	Total capital stock (€)	Total number of shares
2000	*Exercise of 494,980 share options*	*494,980*	*3,018,368*	*5,849,006*	*750,318,749*	*123,044,209*
	Issue of shares as part of the public share exchange offer for Hachette Filipacchi Médias shares	*13,828,188*	*84,323,747*	*904,245,699*	*834,642,496*	*136,872,397*
	Capital increase reserved for employees	*357,407*	*2,179,454*	*16,155,525*	*836,821,950*	*137,229,804*
	Exercise of 343,534 share options	*343,534*	*2,094,857*	*4,308,728*	*838,916,807*	*137,573,338*
2001	*Exercise of 336,430 share options*	*336,430*	*2,051,537*	*4,195,271*	*840,968,344*	*137,909,768*
	Translation of capital stock into euros, by translating the par value of each share (2)			*281,241*	*841,249,585*	*137,909,768*
	Capital increase reserved for employees	*666,224*	*4,063,966*	*12,922,090*	*845,313,551*	*138,575,992*
	Exercise of 92,680 share options	*92,680*	*565,348*	*1,420,619*	*845,878,899*	*138,668,672*
2002	*Exercise of 549,332 share options*	*549,332*	*3,350,925*	*8,061,960*	*849,229,824*	*139,218,004*
2003	*Exercise of 399,195 share options*	*399,195*	*2,435,090*	*7,829,563*	*851,664,914*	*139,617,199*

(1) Most of the figures indicated below are the French franc original amounts translated into euros.
(2) Par value of FRF 40 translated into € 6.10 (rounded up to the nearest cent of a euro).

3_3 Shareholders and voting rights

3_3_1 Concert with other groups

On completion of the Group's restructuring carried out at the end of 1992, Lagardère Capital & Management announced that it was in concert with Marconi Corporation Plc (formerly GEC) and DaimlerChrysler. The French Stock Exchange gave notice of this action to the public in a notice dated February 23, 1993.

The following changes have taken place since 1993:
- the sale by Marconi Corporation Plc of all of its holding in October 2001,
- the disclosure made on February 19, 2002 by Lagardère Capital & Management that it had raised its holding above the statutory ceiling of 5% and that it then held 5.26% of Lagardère SCA's capital stock (6.9% of existing voting rights), and
- additional purchases made by Lagardère Capital & Management during 2002.

Lagardère Capital & Management and DaimlerChrysler together held 7.9% of the capital stock and 10.4% of the voting rights at December 31, 2003.

On April 21, 1993, the French Stock Exchange gave notice of the agreement between Lagardère Capital & Management and DaimlerChrysler, after the Council of Securities Exchanges *(Conseil des Bourses de Valeurs)* had noted, in its session of March 24, 1993, that two clauses of this agreement (undertaking by Lagardère Capital & Management not to accept a direct competitor of DaimlerChrysler as a shareholder in Lagardère; non-dilution clause in respect of DaimlerChrysler's interest) characterized this agreement as a concert. The contents of this agreement may be summarized as follows:

- right of first refusal granted by DaimlerChrysler France Holding to Lagardère Capital & Management, which right may be exercised by a nominee, in respect of those Lagardère shares held by DaimlerChrysler France Holding;
- right granted to Lagardère Capital & Management to acquire Lagardère shares held by DaimlerChrysler France Holding in the event that DaimlerChrysler AG loses control of DaimlerChrysler France Holding, except where control of DaimlerChrysler France Holding is transferred to another company controlled by DaimlerChrysler AG, and the said company has accepted the terms of the agreement;
- undertaking given by Lagardère Capital & Management to use its best efforts to enable DaimlerChrysler France Holding to sell its shares at the same price and on the same conditions as Lagardère Capital & Management in the event that the latter plan to sell all of its interest in Lagardère;
- undertaking by Lagardère Capital & Management to enable DaimlerChrysler France Holding to subscribe, in proportion to its interest, to future capital increases in cash of Lagardère;
- undertaking by Lagardère Capital & Management to provide DaimlerChrysler France Holding with the financial information, other than confidential information, which it may have from time to time at its disposal, regarding Lagardère;
- undertaking by Lagardère Capital & Management to consult DaimlerChrysler AG prior to any significant strategic decision by Lagardère affecting major interests of DaimlerChrysler AG;
- undertaking by Lagardère Capital & Management to refrain from seeking to introduce any direct competitor of DaimlerChrysler AG into the capital of Lagardère without the consent of DaimlerChrysler AG;
- undertaking by Lagardère Capital & Management to consult DaimlerChrysler AG prior to any proposal by Lagardère to pay dividends amounting to less than half of its income available for distribution;
- undertaking by DaimlerChrysler AG to inform Lagardère Capital & Management prior to any direct or indirect acquisition of securities in Lagardère;
- undertaking by DaimlerChrysler AG to refrain from acquiring securities in Lagardère directly, indirectly or in concert with any third party, except with the consent of Lagardère Capital & Management, which would or could bring the percentage of its shareholding in Lagardère to more than 10% of the latter's capital stock.

3_3_2 Changes in share ownership and voting rights over the last three years

Shareholders	At December 31, 2003			At December 31, 2002			At December 31, 2001		
	Number of shares	% of capital stock	% of voting rights	Number of shares	% of capital stock	% of voting rights	Number of shares	% of capital stock	% of voting rights
Lagardère Capital & Management	*7,691,383*	*5.51*	*6.79*	*7,691,383*	*5.52*	*6.98*	*4,540,793*	*3.27*	*5.36*
DaimlerChrysler	*3,289,116*	*2.36*	*3.61*	*3,289,116*	*2.36*	*3.71*	*3,289,116*	*2.37*	*3.82*
Sub-Total	**10,980,499**	**7.86**	**10.4**	**10,980,499**	**7.88**	**10.69**	**7,829,909**	**5.64**	**9.18**
French institutional investors	*39,587,023*	*28.35*	*27.22*	*35,796,906*	*25.71*	*25.99*	*39,276,714*	*28.32*	*29.69*
Non-French institutional investors	*62,160,440*	*44.52*	*43.27*	*63,721,971*	*45.77*	*43.10*	*62,169,492*	*44.83*	*40.04*
General public	*17,765,017*	*12.72*	*14.50*	*19,307,402*	*13.88*	*15.78*	*19,783,124*	*14.29*	*16.38*
Employees and Group Savings Plan investment funds	*4,723,726*	*3.38*	*4.61*	*5,010,732*	*3.6*	*4.44*	*5,203,439*	*3.75*	*4.71*
Treasury stock	*4,400,494*	*3.15*		*4,400,494*	*3.16*		*4,405,994*	*3.17*	
Total	**139,617,199**	**100**	**100**	**139,218,004**	**100**	**100**	**138,668,672**	**100**	**100**

2,573,558, options were exercised between January 1, 2000 and December 31, 2003, giving rise to the issue of an equivalent number of new shares (see table 3_2_5).

The Company is not aware of any other stockholder holding 5% or more of its capital stock or voting rights.

3_3_3 Voting rights

For more information on the conditions for granting double voting rights, see paragraph 3_1_10.

At December 31, 2003:
- Total number of voting rights: 178,310,386
- Total number of shareholders: 181,467
- Percentage of capital held by Supervisory Board members: 5.55%
- Percentage of voting rights held by Supervisory Board members: 6.86%

3_3_4 Authorization granted to the managing partners to deal on the Stock Exchange in the Company's shares

In accordance with the provisions of article L-225-209 of the French Commercial Code, the general meeting of May 13, 2003 renewed the authorization granted to the Company by the general meeting of May 23, 2002 to proceed with purchases and sales of its own shares in order to regulate the market. (see Information Notice approved by the French Securities and Exchange Commission on April 17, 2003 under number 03-285).
The per-share maximum purchase price is fixed at € 70, and the minimum sales price at € 30.
This authorization may not result in increasing the number of its own shares held directly or indirectly by the Company to more than 10% of the total number of shares making up the capital stock.
No shares were purchased or sold by the Company under this authorization during 2003.

No share purchase or sale was made by the Company since January 1, 2004. In February 2004, 6,270 Lagardère SCA shares were exchanged for 5,700 Hachette Filipacchi Médias shares in execution of commitments made to this group's employees at the time of the share exchange offers of 2000.

Consequently, at December 31, 2003, the Company still owned 3,692,867 of its own shares or 2.65% of its capital, at a value of € 192,096,789 giving an average per-share price of € 52.02. Including the 707,627 indirectly-owned treasury shares (0.51%), the Company held directly and indirectly 4,400,494 of its own shares, i.e. less than 3.15% of the shares making up the capital stock.
The combined general meeting of shareholders which will be called in May 2004 to approve the financial statements for the year 2003 will be asked to renew this authorization.

3_3_5 Corporate entities exercising control over Lagardère

Lagardère Capital & Management, with 5.51% of the capital and 6.79% of the voting rights, is the largest permanent shareholder in Lagardère SCA. Its capital stock is held by its Chairman, Mr. Arnaud Lagardère, who is also a managing partner of Lagardère SCA, as is ARCO, a subsidiary of Lagardère Capital & Management. The appointment of Mr. Arnaud Lagardère as general partner of Lagardère SCA was approved by the meeting of May 13, 2003.

3_3_6 Group to which the Company belongs

Lagardère SCA is the ultimate holding company of the Lagardère Group. See Group organization at December 31, 2003, page 34, paragraph 4_1_1_2).

3_4 Stock exchange information

3_4_1 General

- Number of shares making up the capital stock at December 31, 2003: 139,617,199
- Number of shares listed on December 31, 2003: 139,617,199
- Listed: Paris Stock Exchange - *Premier Marché* - Deferred settlement system *(Système du Règlement Différé - SRD).*

3_4_2 Dividends, trading volumes and share prices

DIVIDENDS PAID

Year of payment	Number of shares entitled to dividends	Net dividend (€ per share)	Tax credit (€ per share)	Gross dividend (€ per share)	Total dividends (€ million)
1999	*118,834,265*	*0.78*	*0.39*	*1.17*	*92.7*
2000	*121,713,270*	*0.78*	*0.39*	*1.17*	*94.9*
2001	*137,164,803*	*0.78*	*0.39*	*1.17*	*107*
2002	*135,169,410*	*0.82*	*0.41*	*1.23*	*110.8*
2003	*135,642,097*	*0.82*	*0.41*	*1.23*	*111.2*

Any dividend not claimed within five years from the due date lapses and is paid to the French Treasury.

TRADING VOLUMES AND CHANGES IN LAGARDÈRE SHARE PRICE – JANUARY 2000 - FEBRUARY 2004
Source: EURONEXT Paris

Year	Month	Total shares traded	Average daily volumes	Total amount (€ thousand)	Average daily amount (€ thousand)	Opening price on last day of month (€)	High for month (€)	Low for month (€)
2000	January	27,725,973	1,320,284	1,943,039.70	92,525.70	80	85.5	51.2
	February	10,053,447	907,307	1,786,562.40	85,074.40	97	108	80.5
	March	15,415,356	670,233	1,421,400.40	61,800.00	80	110	80
	April	16,799,819	933,323	1,227,128.40	68,173.80	72.1	86.2	62.1
	May	13,347,061	606,685	959,728.00	43,624.00	73.7	81.5	59.8
	June	11,866,131	565,054	960,019.20	45,715.20	80	87.25	74.35
	July	8,303,631	415,182	622,210.00	31,110.50	70.3	80.5	64.25
	August	9,215,562	400,677	675,797.50	29,382.50	78.8	80.55	67.6
	September	8,889,284	423,299	674,715.30	32,129.30	69.5	85.25	68.3
	October	13,186,109	599,369	831,930.00	37,815.00	66.75	71.55	55
	November	10,398,175	472,644	659,249.80	29,965.90	59	71.5	56.7
	December	7,705,516	405,553	488,495.70	25,710.30	62.4	67.5	59.15
2001	January	9,281,337	421,879	611,723.20	27,805.60	68	72	57.2
	February	9,635,001	481,750	607,994.00	30,399.70	62	69.2	60.3
	March	12,341,807	560,991	724,893.40	32,949.70	58.2	65.5	51.25
	April	10,840,794	570,568	655,589.30	34,504.70	63.75	65.5	55.05
	May	11,585,763	526,626	746,985.80	33,953.90	61.8	67.5	60.7
	June	10,659,621	532,981	621,846.00	31,092.30	53.1	64.6	51.3
	July	8,149,940	370,452	459,773.60	20,898.80	60.8	60.8	52.4
	August	10,193,104	443,178	566,407.20	24,626.40	52.7	61.3	50.3
	September	21,838,748	1,091,937	820,104.00	41,005.20	34.27	51.9	29.4
	October	17,694,036	769,306	652,696.30	28,378.10	37	42.89	32.5
	November	13,772,965	626,044	621,130.40	28,233.20	46.5	50.8	38.5
	December	9,460,705	525,595	438,867.00	24,381.50	46	49.7	44.2
2002	January	10,995,320	499,787	499,347.20	22,697.20	44.9	49.75	43.26
	February	9,328,559	466,428	417,192.00	20,859.60	46.95	48.2	41.92
	March	10,829,870	541 494	559,174.00	27,958.70	53.65	54.4	46.61
	April	11,459,323	545,682	594,377.70	28,303.70	50	54.85	48.12
	May	20,731,800	942,355	1,013,130.80	46,051.40	47.27	51.5	45.1
	June	13,546,472	677,324	608,406.00	30,420.30	44.1	49.18	41.7
	July	15,759,519	685,196	653,657.70	28,419.90	41.77	45.29	37.02
	August	11,202,190	509,190	447,504.20	20,341.10	38.71	43.75	37
	September	10,228,122	487,053	387,731.40	18,463.40	38.95	40.74	35.5
	October	14,430,062	627,394	576,817.00	25,079.00	44.16	45.5	35.5
	November	11,391,038	542,430	501,658.50	23,888.50	45.85	46.71	40.85
	December	11,226,658	561,333	455,750.00	22,787.50	38.11	47.4	37.19
2003	January	12,070,912	548,678	454,082.20	20,640.10	36.8	41.67	34.8
	February	12,150,766	607,538	423,788.00	21,189.40	33.97	37.88	32.62
	March	13,278,422	632,306	444,903.90	21,185.90	31.51	38.07	29.52
	April	18,604,824	930,241	613,724.00	30,686.20	34.15	35.75	30.32
	May	34,011,065	1 619,575	1,170,852.90	55,754.90	34.26	35.9	32.59
	June	22,372,349	1 065,350	813,647.10	38,745.10	37.37	38.77	33.88
	July	15,252,850	663,167	593,312.60	25,796.20	40.2	40.49	36.36
	August	12,982,942	618,235	521,763.90	24,845.90	41.71	42.24	37.65
	September	15,187,209	690,328	638,041.80	29,001.90	39.71	45	38.72
	October	14,380,412	625,235	593,602.40	25,808.80	43.36	43.9	38.7
	November	14,944,642	747,232	664,760.00	33,238.00	46.4	46.89	42.72
	December	11,833,762	563,512	546,004.20	26,000.20	45.82	47.37	44.99
2004	January	15,879,657	756,174	761,369.70	36,255.70	47.69	49.89	45.55
	February	12,149,273	607,464	582,228.00	29,111.40	48.68	49.50	46.57

Part 4

Information

on Lagardère's operations

4

4_1 Description of the Company and the Group

4_1_1 Group structure

4_1_1_1 History

Lagardère (known as MMB up to the end of 1992, then Lagardère Groupe until June 1996) was originally intended to unite, through asset contributions, all assets held by the Matra group in the media sector, prior to the French State's acquisition of an interest in Matra's capital in 1982. All the shares created in consideration for these contributions were immediately allocated to the then shareholders of Matra.

From this starting point, and following various transactions (contributions and acquisitions), Lagardère increased its interest in Marlis to 42.1%. Up to December 29, 1992, Marlis controlled over 50% of Hachette's capital stock.

As part of the privatization of Matra in 1988, Lagardère obtained 6% of Matra's capital stock. Thanks to additional share purchases, Lagardère owned 25% of Matra's capital stock at December 29, 1992.

The Group was substantially modified by the numerous significant restructuring transactions which took place at the end of December 1992.

These transactions may be summarized briefly as follows:

- Lagardère absorbed its parent company Arjil, which also controlled Banque Arjil & Cie set up in 1987;
- Lagardère received by direct and indirect contributions shares in Matra (from Floirat, Daimler Benz and GEC) and Marlis (from Floirat, Crédit Lyonnais and Aberly, a subsidiary of Hachette);
- Matra and Hachette were merged;
- Lagardère adopted a new legal form, changing from a corporation *(société anonyme)* to a limited partnership with shares (*société en commandite par actions)*, and the by-laws were changed to reflect the new form.

Following these operations, Lagardère held 37.6% of Matra Hachette's capital stock.

Lagardère, in a public exchange offer launched in February/March 1994, offered the shareholders of Matra Hachette an exchange of their shares for new Lagardère shares with share subscription warrants attached. At the end of this very successful offer, Lagardère held 93.3% of Matra Hachette's capital stock.

The substantial increase in the control of Lagardère over its subsidiary, which was the aim of the exchange offer, resulted in a reorientation of the bulk of stock exchange transactions to the Parent Company's share and confirmed Lagardère's leadership in the development of the whole Group.

This situation, characterized by the co-existence of two listed companies (Lagardère and Matra Hachette), one being the subsidiary of the other, caused problems in terms of both management and communication. It was finally corrected in June 1996 when Matra Hachette was merged into Lagardère. This last step in the simplification of the structure enabled the Group to give a clearer, stronger and better-oriented image, and more efficient means of strengthening its financial structure.

At that time, the Group had ten different divisions (**Defense, Space, Telecommunications and CAD/CAM, Automobile, Transit Systems, Book Publishing, Print Media, Radio Broadcasting and TV and Film Production, Distribution Services, and Multimedia Grolier**). Some of these activities have since been disposed of, re-sized or redeployed.

In 1996, Defense was merged with British Aerospace Dynamics; in 1998 the Transit Systems division was disposed of; in 1999 the Group withdrew from "public switching" and "cellular terminal" activities within the Telecommunications and CAD/CAM division. Then, all the industrial business activities were brought together into a single company, called Matra Hautes Technologies, which merged with Aerospatiale to form Aerospatiale Matra. Lastly, on July 10, 2000, this reorganization process culminated in the integration of Aerospatiale Matra, DaimlerChrysler Aerospace AG (DASA) and Construcciones Aeronáuticas SA (CASA) giving rise to EADS NV (European Aeronautic Defence and Space Company - EADS) (see pages 35 and 48).

In the field of the Media, starting in 1999, Lagardère Group disposed of certain non-strategic assets (Outdoor Display, Grolier Inc.), and took 100% control of the Audiovisual business (Europe 1 Communication) and the Print Media business (Hachette Filipacchi Médias). At the beginning of 2000, two critical strategic alliances were finalized, one with the Canal + group (acquisition of 34% of CanalSatellite and 27.4% of multiThématiques) and the other with Deutsche Telekom (agreement on the two Internet access providers T-Online and Club-Internet).

In September 2002, Lagardère put in an offer to acquire the publishing assets of VUP in Europe (mainly in France) and Latin America (excluding Brazil) that the Vivendi Universal group had just decided to put up for sale at the same time as its USA publishing assets (Houghton Mifflin). On October 23, 2002, Vivendi Universal announced that it was accepting Lagardère's bid. The developments that took place during 2003 and since January 1, 2004, relating to Lagardère's notification to the European Commission of its proposed takeover, are described in section 7_1_1 Recent events.

In the Automobile manufacturing sector, as it became obvious that the *Avantime* was a commercial failure, in February 2003 Matra Automobile decided to stop production. It was Renault's decision, taken back in 1996, to switch production of the 4th generation *Espace* to its own plant at Sandouville, taking it away from Romorantin, that led the traditional partners to launch the *Avantime* together. This decision was part of a common determination to keep the Romorantin plant in production.

Matra Automobile no longer manufactures automobiles, but continues to fulfill its contractual obligations towards Renault and the *Espace* and *Avantime* customers.

The negotiations announced in June 2003 between Lagardere SCA and Pininfarina S.p.a. concerning the sale of Matra Automobile's engineering, testing, pre-projects and prototypes activities reached a successful conclusion in August. This sale is a concrete expression of Lagardère Group's strategic decision to withdraw from the automotive business. It ensures for the employees of the Matra Automobile design office, testing center and the design subsidiary D3 a long-term future within one of the leading worldwide automotive engineering specialists, by valuing their skills.

4_1_1_2 Group organization at December 31, 2003



Lagardère SCA
99.2%
Arjil & Cie
Lagardère Media
High Technologies
(²)
100 %
BOOK PUBLISHING
Hachette Livre
100 %
PRINT MEDIA
Hachette Filipacchi Médias
100 %
DISTRIBUTION SERVICES
Hachette Distribution Services
99.3%
LAGARDERE ACTIVE
Lagardere Active Broadcast
27.4%
multiThématiques
100%
Lagardere Active Broadband
34%
CanalSatellite
15.04% (¹)
EADS
Airbus
Military Transport Aircraft
Aeronautics
Space
Defense and Civil Systems

(¹) Indirect consolidation percentage.

(²) Companies listed below are held through Hachette SA, a wholly-owned subsidiary of Lagardère SCA.

4_1_2 Outline of the Group's strategy

Lagardère is a media group with a strategic shareholding in EADS (European Aeronautic Defence and Space company). The Group withdrew from auto manufacturing on February 26, 2003.

In the field of the **Media**, Lagardère Group's ambition is to capitalize on its major advantages – international presence, strong brand names (Elle, Première, Paris Match, Europe 1, Hachette, Virgin), control of content publishing (book publishing, film & television production and new media), and world leadership in the businesses of consumer magazines and distribution of cultural/leisure products and services – in order to consolidate its presence and performance in all the major sectors related to the publishing and distribution of high quality contents.

The end of 2002 was marked by Lagardère being selected to take over the European assets (France and Spain) of Vivendi Universal Publishing. This operation was examined in depth in 2003 by the European competition authorities. In January 2004, Lagardère obtained the authorization to acquire a part of the business with sales representing approximately 40% of the consolidated sales of Editis (formerly Vivendi Universal Publishing), in compliance with the proposal presented by the Group to the European Commission in December 2003. Lagardère Group will therefore keep the following assets: Larousse, Anaya, Dunod, Dalloz, Armand Colin, Chambers and Harrap, strengthening its position particularly in the "reference" and "university" segments, and making it the leading book publisher in France. Hachette Livre also becomes the largest book publisher in Spain, confirming its ambition to become leader in the Latin language markets. On a global level, the Group has moved up from eleventh to sixth place. From now on, the priority for 2004 will be to integrate the assets that it acquired from Editis. Furthermore, with the approval of the European Commission, the rest of Editis' business activities are subject to a disposal procedure, with the Group favoring a solution involving the sale of these activities to a single buyer.

In the field of magazine publishing, Hachette Filipacchi Médias continued to implement its strategy of expanding international presence and brand consolidation, by launching several new editions of "Elle Girl" (South Korea, The Netherlands, Russia and Taiwan). In addition, the Group has acquired 49% of Excelsior Filipacchi, the publisher of "Action Auto Moto", of which HFM already owned 51%. Finally, the year 2003 was marked by the French launch of a weekly magazine based on a new concept: "Public". The new title is positioned as a generational celebrity magazine. Following successful testing during the summer, "Public" has become a magazine it its own right in HFM's portfolio.

In Radio, Film and TV production, the major trend in 2003 was the consolidation of the Group's brands and market positions. Canal J and Tiji strengthened their leadership on their respective targets and MCM launched two new variations: MCM Top, which plays current hits, and MCM Pop, the channel that plays hits from the 1980s.
The integration of M5 into Europe Images International, giving rise to a major European audiovisual program distribution group, and the reinforcement of the Group's Production business (Productions 22, B3Com, Be Aware, Phare Ouest Productions, etc.) once again demonstrated the importance of the Radio, Film & Television production sector for Lagardère. In terms of radio, the FM segment was marked by an increase in the number of listeners for both Europe 2 and RFM. As for Europe 1, it achieved excellent performance levels in a particularly difficult, highly competitive environment..

In 2004, the Media segment's main objective is to pursue growth by concentrating on two major strategic areas: the active pursuit of international development, especially in Europe and the United States, and the building of leadership positions on the Group's flagship themes - woman's world, education, youth, travel and automobile. Furthermore, Lagardère Group continues to consider a strong presence in television as a significant source for the creation of value and will therefore conscientiously assess any opportunities likely to help achieve this goal. Through these combined efforts, Lagardère Group's medium-term ambition is to become one of the top three media groups in the world.

In the **High Technologies** business, the fundamental objective was European integration: this objective has been met, in the first instance, by uniting national players (the contribution of Matra Hautes Technologies to Aerospatiale), followed by European players (the merger of Aerospatiale Matra with the German group DASA and the Spanish group CASA, forming EADS).

The formation of EADS resulted in considerable increases in the business volumes of the newly organized group and in significant savings derived from the synergies thus generated. As a result, with sales of around € 30 billion and a portfolio of internationally reputed brands, such as Airbus, Eurocopter and Astrium, EADS is one of the largest aeronautics, space and defense groups in the world, providing Europe, through the extensive reach of the business activities thus combined, with the capacity to compete effectively with major players in these industries on both sides of the Atlantic.

Lagardère firmly intends to continue to play a decisive role in the management and strategy of the new company. The critical size of EADS on a global level and the increased operating income expected to be achieved through synergies constitute most valuable assets for EADS and all its shareholders. The shareholders, and especially Lagardère, can therefore expect significant growth in the value of their investment in the years to come.

4_1_3 Market and competitive positioning

In view of the very detailed presentation and the specific nature of the Group's business activities, it has been decided to give information about the market and the competitive positioning of each business segment along with their description (see 4_1_4 below).

4_1_4 Presentation of operations

4_1_4_1 Lagardère Media

This business segment comprises the Group's Book Publishing, Print Media, Distribution Services and Lagardere Active divisions.

→	1999	2000	2001 [1]	2002	2003
Contribution to consolidated sales (in millions €)	*6,873*	*7,203*	*7,668*	*8,095*	*7,944*
Contribution to consolidated operating income (in millions €)	*283*	*323*	*353*	*385*	*427*
Number of employees [2]	*28,500*	*26,884*	*27,521*	*26,949*	*26,239*

[1] Following the change of year-end from September 30 to December 31 in 2001, the results of Lagardere Active Broadcast were consolidated for fifteen months in 2001 (from October 1, 2000 to December 31, 2001).

[2] 1999-2000: total number of employees at December 31; 2001-2003: average number of employees.

BOOK PUBLISHING

Hachette Livre publishes educational, reference, general culture and leisure books for a wide public in France, Spain and the United Kingdom. It is also a major force in sales and distribution, as well as being a firmly established leader across the entire editorial spectrum:

- Reference works: Hachette dictionaries and encyclopedias;
- Text books: Hachette Education, Hatier, Didier, Foucher;
- General literature: Calmann-Lévy, Fayard, Grasset, Lattès, Stock, Harlequin (50%);
- Illustrated books: Chêne, Hachette Pratique, Hachette Tourisme, Marabout;
- Youth: Hachette Jeunesse, Gautier-Languereau, Rageot;
- Pocket format: Livre de Poche, Le Masque;
- Part works (France, Germany, Spain, Italy...);
- International: Octopus, Orion, Watts (United Kingdom), Salvat, Bruño (Spain), Wiedza i Úycie (Poland).


PRIX LITTÉRAIRE
DES DROITS DE L'HOMME

The Book Publishing division was profoundly marked by the various developments in the acquisition of Editis, which is presented in section 7_1_1 Recent Events (see also section 4_1_2 Outline of the Group's Strategy).

It was against this background that Hachette Livre once again gave a remarkable performance in almost all its publishing segments, with sales increases always above the market average.

The global book publishing industry on the whole resisted the economic slowdown well, with an annual weighted average rate of growth of 1% for the period between 2000-2002, reflecting considerable regional differences: +3% in the United States; +10% in China; +2.8% in Spain; +2.6% in France.


Pierre Péan
Philippe Cohen
La face cachée du Monde

In France, the market growth rate was between 0.5% and 1%, while sales at Hachette Livre improved by 3%.

The "General Literature" business enjoyed the benefits of repeated successes at Fayard publishing house, with two works selling over 200,000 copies ("Ma Fille Marie" by Nadine Trintignant and "La Face cachée du Monde" by Pierre Péan and Philippe Cohen) and five works selling more than 100,000 copies, 2003 was a record year.

At Grasset, the crowning success was the *Prix Interallié* which went to Frédéric Beigbeder's "Windows on the World", the *Prix Goncourt des lycéens* to Yann Apperry for "Farrago" and the *Prix Médicis* to Michel Schneider's essay called "Morts imaginaires". Stock won the votes of the juries for three literary prizes, the *Prix Renaudot*, the Booksellers' Award and *Lire Magazine* prize with "Les Ames Grises", by Philippe Claudel. At the same time, Lattès put a number of its authors on the best seller lists. Lastly, the Livre de Poche took advantage of its fiftieth anniversary to experience a phase of expansion.


PRIX
RENAUDOT

The "Education" domain suffered from a lack of new curricula, but the Group's publishing houses -Hachette Education, Hatier, Didier, Foucher- were able to maintain or even improve their positions, both at Junior and Senior secondary school level, so that the final performance levels managed to meet the targets set.



After an exceptional year in 2002, the business activities of "Hachette Illustrated" continued to experience strong growth in 2003: in the Youth sector, where characters like Franklin delight the readers of the Bibliothèque Rose series, and also in Practical works (Hachette Pratique, Marabout, Hachette Tourisme), where the success of books on cooking and wine never fail to please.

These "trade" publishing activities are supported by a distribution business also offered to non-Group publishers: in this field, 2003 was a year of improved productivity and processes enabling Hachette Livre to achieve excellent performance levels, taking account of the high levels of production.

Lastly, publishing and kiosk sales of "Part works" were highly successful in 2003, while the redeployment of this activity internationally confirmed the appropriateness of the original strategy of producing variations.


Stephen Smith
Pourquoi l'Afrique meurt

Outside France, the following highlights stood out:

- In the United Kingdom, Hachette Livre finished recentering the Octopus Publishing group (acquired at the end of 2001) on the publishing of illustrated books for adults, and sold its youth division called Brimax. This was quickly followed by the acquisition of the independent publisher Godsfield Press, which was added to the portfolio of Octopus (Hamlyn division). Godsfield Press is one of the British leaders in "Mind, Body & Spirit", a market segment that is experiencing strong growth.
- In Canada (Quebec Province), Hachette Livre sold its 50% share in Editions CEC, Inc. (text books) to co-shareholder Québecor Média, Inc. This operation was the consequence of the impossibility for Hachette Livre to envisage a position as operator or to achieve fast track development in Canada beyond this position, due to the regulations in force.


L'UNIVERS
DE TOLKIEN

As far as the regulatory environment in France is concerned, the regulations protecting Books as cultural assets were further strengthened: the discussions taking place within the profession addressed, among other things, the question of putting into practice the solutions found to issues concerning free lending by public libraries.
Furthermore, the question of the remuneration of private digital copies, where considerable sums are at stake in the long term; the modes of funding for senior secondary school text books; and the question of photocopying in primary schools are so many still unresolved issues for the profession.


CODE
Junior
DALLOZ

Above all, 2003 was a decisive year for the introduction of book advertising on television, since the European Commission, with the intention of removing prohibition on certain sectors, finally decided to allow the advertising of book publishing on certain theme channels, not including general terrestrial channels, starting from January 1, 2004.


JAMIE OLIVER

Innovation policy – closely linked to the very nature of the publishing business – was materially confirmed in 2003 on two levels:

- publishing offer, where the new collections from Hachette Pratique, for instance, met with a favorable reception from the public;
- international development of the "Part works" activity, with the creation of a new subsidiary in Japan.

In terms of reorganization, measures were taken to adjust the organization in line with the expected changes in the field of door-to-door sales, particularly in Spain, at Salvat.
Elsewhere, measures taken were aimed at confirming the improvement of internal operating procedures.


routard
Croatie
2004
2005

In 2004, Hachette Livre will progress from being the 11th to the 6th ranking publishing house in the world. The company's strategy is clearly anchored in the development of the core business sectors of its initial vocation (education, literature and illustrated books) in the two key language markets of English and Spanish.

PRINT MEDIA

The Hachette Filipacchi Médias group (HFM) is the leading publisher of magazines in the world. The Group publishes 245 titles in 36 countries, representing over a billion copies, more than 130,000 pages of advertising and € 2.2 billion in sales. More than half of all sales are achieved outside France (54%).
Interdeco, the French leader in press advertising sales, has developed a powerful international network that, through Interdeco Global Advertising, manages international advertising for over 200 magazines belonging both to the Group and to other, external groups.


SPÉCIAL
BEAUTÉ
60 PAGES
POUR FAIRE
CORPS
AVEC L'ÉTÉ

In the course of 2003, Hachette Filipacchi Médias consolidated its positions worldwide, in a variety of ways. In France, business activities were rationalized (video shops were sold and minority shareholders in Bonnier and Excelsior Filipacchi were bought out). In the United Kingdom, the company finalized its establishment and in China and Russia it continued to pursue development. By diversifying the business geographically, HFM was able to hold its own in a difficult global context.

2003 was a year of transition in advertising, for the expected economic recovery did not happen, except in the United States where the improvement that tentatively began at the end of 2002 was eventually confirmed, although it remained relatively weak. Overall, in advertising the Group's performance levels improved faster than the market. Circulations differed widely from country to country, with an overall general trend towards a slight decline in business, despite rises in France, especially in the field of news and current affairs. Improved advertising revenue and the beneficial effects of the cost cutting and rationalization programs allowed the Group to increase profitability.
Strong fluctuations in the dollar and the yen, which lost value, as well as the Chinese yuan, partially cancelled out significant growth in business volumes, particularly in the countries outside the Euro zone. At the same time, very low interest rates and a reduction in the Group's indebtedness made it possible to significantly reduce financial expenses.


Auto
moto
RADARS
NOUVEAUTES
2004-2005-2006
30 PAGES DE SCOOPS

In the field of **Magazine Publishing in France**, two acquisitions – Bonnier in the domain of interior design and "Action Auto-Moto" from Publications Excelsior – further strengthened the Group's position in France, where it remains the leading publisher of magazines.

The brand portfolio was rationalized in 2003, with the disposal of video magazines and some changes made to the editorial content of magazines in the Leisure field. Circulation increased by more than 1% compared to newsstand sales (excluding acquisitions), with improved performance levels in celebrity magazines, news pictures and women's magazines, offsetting the decline in television magazines.


MON JARDIN
&ma maison

The launch of "Public" was very satisfactory, since the actual circulation is in line with the targets set. The performance of "Entrevue" was particularly noteworthy, with double digit growth in circulation.

Furthermore, subscription sales of all the magazines continued to rise.

The continued fall in advertising revenue from Magazine Publishing was stemmed by the Interdeco group's prominent market share, along with its sales offers and the Group's brand recognition, resulting in the stabilization of advertising sales. Significant re-organization at the level of regional offices, peripheral activities and shared services generated a significant improvement in the division's profitability.


micasa
IDEAS Y MÁS IDEAS


DIEZ
MINUTOS
FELIPE
celebra su último
cumpleaños
de soltero





Following a difficult period in 2002, in 2003 **Magazine Publishing abroad** was marked by a recovery in the advertising business, partly driven by the return to growth in the United States, while circulations continued to face difficulties. This year was a year of consolidation, gaining operational control of businesses acquired in the United Kingdom, the integration of the interior design magazines bought in Spain at the end of 2002, the continuity of partnerships with Marie Claire (China, Japan, Italy) and the new local versions of the magazine "Elle Girl" (The Netherlands, Russia, Korea...). Two new versions of "Elle" were also successfully launched: one in Belgium in a joint-venture with Edition Ventures, and the other through the creation of a joint subsidiary in Mexico with Grupo Editorial Expansion, which publishes "Elle" and "Quo".

In the United States, the advertising market showed signs of gaining momentum at the end of 2002, which faltered in the second and third quarters of 2003, then really took off again in the fourth quarter. This mainly profited "Woman's day", "Elle" and the Automobile magazines. On the other hand, sales suffered, with essentially falling newsstand sales of "Woman's day" partially offset by a rise in subscription sales. Lastly, "Travel Holiday" was discontinued, due to the particularly difficult economic climate reigning in the American tourism market.

In Italy, sales increased, principally due to the good performance levels of "Elle" (now 100% owned, since 2002), in an advertising market that is slipping back, with a large number of competing magazine launches, especially women's magazines. Furthermore, the Group successfully took over the magazine "Marie Claire" at the end of 2002 and launched variations such as "Marie Claire Maison", and a special edition called "Marie Claire Accessories".

In Spain, the two new interior design magazines were satisfactorily integrated. The other magazine titles showed an increase in sales, particularly due to the good performance levels of "Elle" and "Diez Minutos". Advertising was very slightly in recession, but this was largely offset by the growth in circulations linked to the pairing of several magazines with the daily "La Razón", one of the Group's external partners.

In Japan, business remained stable, other things remaining equal, with an increase in advertising revenue, and also a drop in circulations due to the economic climate and pressure on the part of distributors. Furthermore, the Japanese edition of "Marie Claire" was taken over in April 2003.

In the United Kingdom, the businesses acquired in 2002 were successfully integrated and the new teams moved smoothly into place. Advertising sales were on the increase, but some titles experienced tension regarding circulation. Notable events during 2003 include the merger of the two magazines "TVHits" and "CD UK", the transition of "Inside Soap" to a weekly to keep an edge on the competition, and the fact that the Group changed their magazine distributor.

In Russia, economic growth made it possible to achieve a considerable increase in advertising revenue, principally from "Elle". "Maxim", in its second year, is already profitable. "Elle Girl" in Russia and "Maxim" in the Ukraine were launched and the Russian edition of "Marie Claire" continued to expand.

In China, the Group's business activities also followed the economic boom, generating substantial increases in advertising revenue from "Elle"; the performance of "Marie Claire", in its first year, was wholly satisfactory.

As far as **Regional newspapers and Supplements** are concerned, the national market was in the throes of recession, and the circulations of the Group's regional dailies followed the general trend, especially in Nice, notwithstanding a slight recovery at the end of the year for "La Provence" and an increase for "Corse Matin", related to the events of the summer.

On the other hand, the "Journal du Dimanche" weekly profited from current affairs. For the regional dailies, local advertising continued to expand, compensating for the fall in non local advertising, and advertising in "Journal du Dimanche" recovered in the second half, after a disappointing start to the year.


Marseilleplus
Mattei veut nous faire bouger !
SALON DU
TOURISME

Launched in 2002 in response to "Metro", "Marseilleplus" found its readership and is now included 100% in the performances of the division. The results are in line with the business plan. The market of free publications is totally effervescent and the Group is currently discussing, along with other players in daily newspapers, the creation of a real national network which would make it possible to draw off the advertising receipts necessary for this market.

"Version Femina" continued to put up a remarkable performance, both in terms of advertising revenue and circulation, and has become the top weekly supplement of the regional dailies: "Le Midi Libre" and "L'Indépendant de Perpignan" have been distributing this supplement since July 2003, bringing the number of partner publications to 38, confirming its position as leading women's magazine in Europe.

The restructuring began in 2002 by the **Photo and associated products** division started to take effect in 2003 and results improved significantly. The implementation of editorial and administrative synergies continued. However, the absence of clear signs of market recovery and the difficulties experienced internationally have made a second restructuring plan necessary and this will become fully operational at the end of 2004. Hachette Filipacchi Films refocused on its core business, including staff reductions and a stoppage of the acquisition of new titles. The growth in licensing activities, thanks to the dynamic nature of the Asian area and a cost rationalization plan, was partially offset by the fall of the invoicing currencies.


MATCH
LETIZIA
future reine d'Espagne
IRAK
NATHALIE BAYE
FABIUS

In 2004, the Group will continue to invest in new launches, through new partnerships signed in 2003, whether for a French brand name, "Psychologie" that Hachette Filipacchi Médias will host in its international network or a Spanish brand name, "Ohla!", published by its French Magazine Publishing division. Lastly, the Group is poised and ready to take advantage of any improvements in the economic situation.

DISTRIBUTION SERVICES

Distribute and sell communication and cultural leisure products thereby providing access to a diversity of ideas to customers worldwide, such is the mission of Hachette Distribution Services (HDS).
HDS has a presence in nineteen countries in Europe, North America and Asia/Oceania and achieves 68.4% of its consolidated sales outside France. In 2003 the distribution of sales by geographic area evolved to the detriment of the North American region, due to the fall in value of the dollar: 31.6% in France, 45.1% in Europe, 22.9% in North America (compared to 26.3% in 2002), and 0.4% in Asia/Oceania.

In the course of the year 2003, Hachette Distribution Services met the goals it had set itself: strengthen the business activities of its major store signs, develop new sales concepts, win new contracts and renew existing contracts for concessions in transit areas. At the end of 2003, press retailing and press distribution represented respectively 51% and 49% of HDS' total sales, which, in relative terms, signifies an increase in retail activities (50.1% at end 2002).



Sales expressed in current euros decreased slightly in 2003, principally due to the steep fall in the value of the dollar (-16.8%). However, after allowing for changes in group structure and exchange rates, sales increased by 2.2%, as a result of essentially organic growth in HDS's core businesses. This should be viewed from the perspective of the war in Iraq, fears of terrorist attacks and the outbreak of SARS, which disrupted the return to normal levels of air traffic on the busiest routes (Asia, United States) and made the implementation of cost cutting measures necessary.

In 2003, the **Press Distribution** business was once again marked by strong growth across the board, including:

- a 3.9% increase in sales in Spain, which profited from the vitality of national magazines and part works. The Spanish subsidiary also successfully integrated the RBA portfolio it won in 2002. These successes helped bolster its position as leading national press distributor with more than 20% of the market, against its main competitor, Logista, which is similar in size;
- a business consolidation phase in the United States (a 1.2% rise in sales for the American subsidiary Curtis, at constant exchange rates) following the steep 43% rise in 2002, which was a result of the acquisition of major portfolios (American Media and Bauer Publishing). 2003 was a year marked by the extension of the contract with American Media. The market share of Curtis, the leading national magazine distributor in North America, remained stable at close to 45%. Competitors are local players such as TDS/WPS and COMAG;
- significant growth was also experienced in Hungary (+ 12.2%) and Belgium (+ 8.3%) especially due to the vitality of publications. On the other hand, business levels remained stable in Switzerland (+ 0.4%). Hachette Distribution Services has no significant competitors in Hungary, Belgium or Switzerland.



In **Press Retail**, Hachette Distribution Services continued to place emphasis on innovation and service content, while development strategy focused on two store formats:

- sales outlets in transit areas (airports, railway and subway stations): press retail outlets developed outside France by all the companies in the Group and points of sale that diversify in specialist retail;
- multimedia stores specialized in books, compact disks, videocassettes and multimedia products, now under the Virgin banner.



Concerning press retail stores in transit areas, the consolidation of the retail network continued in 2003: 1,150 stores in 13 countries in Europe and North America now display the "Relay" sign. A single store concept, adapted to suit local specificities, with a similar product offer and the same mission: provide a million travelers with as wide a daily choice of products and services as possible to make their journey easier and their travel time more pleasant.


RELAY

In 2003, Hachette Distribution Services continued to develop variations on this concept to keep ahead of the continuously changing needs of the traveler: Relay Services (emergency groceries and convenience services), Relay Café (quick snacks in addition to the usual products) and Relay Livres (a wide range of books).

In France, Relais H achieved a slight increase in sales, up 0.6%, against a background of shrinking volumes for press and tobacco sales, mainly due to the good performance levels of non-press products such as books and foodstuffs, and an innovative sales policy of product diversification.

While the vitality of the press retailing market and growth in the sales of telephone cards pushed sales up 8.8% in Belgium, in Germany business was still troubled (- 0.5%) by the continuing economic recession.



In Central Europe, Hachette Distribution Services continued to enjoy strong growth, particularly in Poland (where 36 outlets were opened) and Hungary, a country in which market share has now reached 32%. In the Czech Republic, 2003 was marked by a considerable expansion of the network, traffic in the Prague subway resumed after the floods of 2002, and Finnish group Rautakirja acquired 50% of the capital for the purposes of developing a chain of convenience stores. After allowing for changes in group structure (excluding disposal to Rautakirja), sales increased by 54.8%.

The press retailing business in the United States had another gloomy year with the combined effects of the following: war in Iraq, SARS, the fear of terrorist attacks and the implementation of drastic security procedures at the entrance to office buildings, the financial difficulties of the major airlines (Air Canada and United Airlines placed under the protection of bankruptcy laws). After allowing for changes in group structure and exchange rates, sales fell by 4.5% compared to 2002, including - 20.1% for the network of stores on tourist sites and 4.1% at airports. In 2003, air traffic fell by 7.2% in Canada and 6.5% in the United States (at the airports HDS is present in).


RELAY

Competition in the field of press retail outlets in transit areas principally converges around HMSHost and Hudson News in North America, following the withdrawal of WH Smith, Valora in Switzerland and in Germany, and WH Smith in Asia/Oceania or on local competitors: Areas in Spain, Schmitt and Eckert in Germany, Ruch and Kolporter in Poland, etc.

In duty free and specialist points of sale in transit areas, brought together under a single entity, Aelia, consolidated sales fell 10.9% over 2002. This decrease can be explained by the continuing reduction in airport traffic, which was heavily penalized by the war in Iraq and the outbreak of SARS (- 6.3%) as well as by the implementation of a long-term partnership with Aéroports de Paris (from July 2003) concerning concessions for the sale of alcohol, tobacco and perfume at Terminal 2 in Charles De Gaulle Paris airport (- 4.6%). This partnership is managed by a joint company consolidated using the proportional method.



Aelia nonetheless strengthened its position as French leader in 2003, and confirmed its place as 5th largest world player in airport retail sale outlets through the opening of several outlets at the new terminal E in Charles de Gaulle Paris airport and the renewal of a number of concessions in provincial airports. Aelia manages a network of around a hundred stores under specialized brand names, under franchise or on its own behalf. It also handles the onboard sale of top of the range products on behalf of airlines including Air France and Royal Air Morocco.

The major world players in this market are DFS (LVMH group), TNG (The Nuance group), WDF (BAA group), Heinemann and Weitnauer. In the European airport market, the main players are, in decreasing order of importance, WDF (12%), TNG (9%), Aelia (9%), Aldeasa (9%), Alpha (5%) and Weitnauer (5%) *(Source: Mintel Report on the basis of sales figures for 2001).*


Virgin
MEGASTORE

Despite a music market that was in recession in 2003, global sales of the **Virgin Megastore** chain increased 2.4%, under the effect of new stores opened in 2002 (Barbès in Paris, Toulouse, Nantes, Melun) and at the start of 2003 (Torcy) getting up to speed. For the same number of stores, however, sales were down 3.2% compared to the previous year, due to the decrease in music sales (- 13% compared to 2002) the share of which, in global sales, fell to 32% from 36% in 2002; the store on the Champs-Elysées, where these sales play a major part, was particularly affected; book sales increased by 5% while video sales were up 13%.

In France, the network leveled out at 32 Virgin Megastore outlets and 11 stores trading under the Furet du Nord sign, representing total sales of € 395 million in 2003. Hachette Distribution Services maintained its position as second largest group specializing in the distribution of cultural products in France, with 9% of the market in music, 5% of the market for books, and 6% of the video market.



The Virgin brand continued to expand in transit areas, now totaling two outlets in French train stations, as well as 16 outlets in airports: 11 in France, four in North America and one in Australia. Similarly, the seven Virgin Megastores franchised in the Middle East continue to experience promising growth.

The business outlook for Hachette Distribution Services for 2004 partly depends on how airport traffic evolves, with a return to normal traffic volumes taking longer than the operators expected.



Nonetheless, in the course of 2004 and beyond, Hachette Distribution Services intends to maintain steady growth in its core businesses while at the same time entering new markets through internal growth or acquisitions whenever complementarities with existing activities justify this.

As far as retailing is concerned, goals will focus on continuing to develop the Virgin brand in France, the development of specialized outlets and the adaptation of the concepts for transit areas.

LAGARDERE ACTIVE

Lagardere Active comprises the Film and television production, Radio broadcasting, Sale of advertising airtime and New media business activities of Lagardère Group, as well as shareholdings in multiThématiques (27.4%) and CanalSatellite (34%).
In 2003, against a background of economic recession and fierce competition, Lagardere Active continued to expand, both through the growth of its business activities and through the acquisition and creation of new companies, with a constant concern to adapt and improve its product offer the better to match the expectations of the public. Successful audience ratings and the warm reception given to new products confirm the merits of this strategy.

Lagardere Active has a twin presence in the field of Film and television production with "Theme Channel" and "Production and Distribution", both of which are in leading positions in their respective sectors.

Lagardere Active's nine theme channels, subsidiaries of Lagardère Thématiques or directly under Lagardère Images, are present in four domains:

- Music, with an outstanding musical offering through five channels:
  - MCM, the generational channel for the 15-34 age group,
  - MCM TOP, a new music channel playing 100% video clips of current Hits, for the 15-24 age group, also broadcast outside France to 4 million households,
  - MCM POP, formerly MCM2, music channel showing 100% video clips of Pop hits from the 80s to today, for 25-34 year olds,
  - Mezzo, the classical music channel, revamped with an innovative sound and visual package, created by Peter Gabriel and Philippe Starck,
  - MCM Belgique, the leading

The Group withdrew from MCM Africa, which became Trace TV, but has kept a non-consolidated share of less than 20% in the channel.

- Youth, with Canal J offering cartoons, drama series and children's programs and TiJi, for the under sevens,
- Lifestyle with La Chaîne Météo (weather),
- Celebrities/current affairs with Match TV.



The excellent results obtained in the fifth wave cable and satellite channel audience ratings (MediaCabSat - January/June 2003) confirm the performance levels of the Group's channels, despite intense competition:

- MCM, number one music channel on cable and satellite for the ninth year running, number one theme channel for 15-24 year-olds, with a 40% increase in share of audience compared to the last wave.
- Canal J, number two cable and satellite channel for all audiences taken together, Canal J and TiJi, respectively number one and number two cable and satellite youth channel. Between them they hold 42.9% of the market for children's channels (target 4-14 year-olds). This performance is all the more remarkable given that the youth segment is attracting more and more channels: at the end of December 2003, there were 15 children's channels, six of which were launched in 2003.



Digital Terrestrial Television made substantial progress in 2003 with:

- the signing of agreements, in June 2003, with the CSA, the French regulatory television authority, granting licenses to the free channel iMCM, and pay television channels Canal J and Match TV ,
- the setting up, on August 1, 2003, of the company Nouvelles Télévisions Numériques (NTN), a Multiplex operator, in partnership with the Pathé and Bolloré groups,
- the beginning of the rearrangement of terrestrial analog frequencies. The startup of Digital Terrestrial Television is today scheduled for sometime between December 2004 and March 31, 2005.



In 2003, the Production and Distribution business continued to expand, with the acquisition and creation of new companies:

- production for the catalog (animation, drama): Timoon Animation and AKA Films, part of GMT Productions,
- and production for immediate broadcasting (features, entertainment, prime-time access): B3Com with Benjamin Castaldi and Phare Ouest Productions with Arnaud Poivre d'Arvor.

Furthermore, business activities in Distribution increased, thanks to the acquisition of the company M5 by Europe Images International. Film production activities were restructured and Hachette Première, having ceased all production activities, was laid dormant.



The 17 subsidiaries in Europe Audiovisuel produced almost 900 hours of program for the catalog and for immediate broadcasting (compared to 800 in 2002 and 500 in 2001) and obtained 30 out of 100 best audience ratings 2003, for all types of programs and time slots taken together.

In 2003, for the second year running, Europe Audiovisuel was the premier producer of prime-time drama *(source: Ecran Total no. 480)*, with 119 hours of programs broadcast during the 2002/2003 season.

Europe Audiovisuel excels in the production of individual episodes or series of prestige drama, based on works of literature or historical characters, including *Le Lion* based on

Kessel's novel (co-produced by Image & Cie and GMT Productions for France 2, with Alain Delon and his daughter Anouchka) and *Robinson Crusoe* (produced for France 2 by GMT Productions, with Pierre Richard).



Europe Audiovisuel also produces several flagship series with a recurring hero: *Julie Lescaut* (GMT Productions for TF1), *Joséphine Ange Gardien* (DEMD Productions for TF1), *Le Procureur* (DEMD Productions for TF1), *Boulevard du Palais* (GMT Productions for France 2), *Famille d'Accueil* (GMT Productions for France 3), *Pépé Carvalho* (DEMD/Studio International for Arte), etc.

It was also one of the Group's companies, DEMD Productions, which produced TF1's summer series, *Le Bleu de l'Océan*, of which the fifth and last episode had the best rating of the summer, with a 46.7% audience share representing 9.4 million viewers.

In the domain of programs for immediate broadcast, Europe Audiovisuel went from 5th to 3rd place in terms of the number of hours' programs produced for immediate broadcast during the 2003/2004 season *(source: Ecran Total no. 487)*, thanks to Maximal Productions (*C dans l'Air*, daily on France 5), JLR Productions (*20h10 pétantes* for Canal +, presented by Stéphane Bern), Léo Productions (*La Grande Course* for Canal +), Image & Cie (*Ripostes* for France 5), DMLS TV (*Tubes d'un jour, tubes de toujours*, for TF1), B3Com (different formats for M6: *La saga des gadins, Tout les oppose*, etc.) and Les Productions 22 (*Un gars, une fille* for France 2 and *J-60*, mini-series of 60 short episodes devoted to Johnny Halliday).



With the acquisition of M5, the Distribution business (acquisition and distribution of programs and television channels) now commercializes a catalog of 13,000 hours of programs and achieves around 40% of its sales outside France.

Lagardere Active has achieved its goal of becoming one of the major players in television production for terrestrial channels and the publishing of theme channels. Today, it is poised to become the number one, for all *genres* taken together, before exporting its know-how.

For the third year in a row, the pluri-media advertising market was once more characterized by hesitation, lack of visibility, price pressure, the increased competition of the extra-media market and preference given to radio and television advertising, to the detriment of the press and advertising display sectors.


PLUS DE
5 millions
d'auditeurs ont choisi de les écouter!
08h55 10h30 11h00 14h00
16h00 18h00 19h15 20h00
11h00 16h00 09h10 10h10
La meilleure progression
de toutes les stations
Europe 1

Lagardere Active, with three national networks, covers a large part of the market of **Radio** listeners:

- **Europe 1**, the Group's generalist radio station, broadcasts a dynamic, interactive News & Talk program, which is constantly evolving the better to match the expectations of the listeners. New presenters have been added in 2003: every morning Jean-Marc Morandini comments on the television programs with the listeners. And when something exceptional occurs in current affairs, as was the case with the war in Iraq, the entire editorial team responds in order to keep listeners informed in real time. 2003 also saw the completion of the process of digitizing the broadcasting and advertising equipment and the transition to second generation digital tools used by the editorial staff. The high quality of its teams allowed Europe 1 to maintain its audience levels in a marketplace where general stations were experiencing falling audiences, with a cumulative score of 9.9%.
- **Europe 2** is the music radio for the generation of 15 to 34 year olds, while RFM offers the 25/49 year olds a contemporary adult music radio station. Both aim at a policy of geographical proximity with the public: the *Morning* with Cauet (in public on Fridays, in regional France once a month), *Face à Face* with Bruno Roblès (afternoon music game on RFM). They also organize "partnership concerts", that enrich the broadcasting and allow event-based communication. In the Médiamétrie survey of November-December 2003,

Europe 2 and RFM obtained respectively 6.7 and 4.4 cumulated audience points in the 13 plus age category.
(source: Médiamétrie 75,000+ Radio Nov-Dec 2003, Monday to Friday, 5 am to 12pm, 13+).


Europe 2
Record historique

Outside France (Eastern Europe, Germany and South Africa), **Lagardere Active Radio International** (LARI) increased its audiences across the seven countries it operates in. Its radio stations attract almost 12 million listeners daily in Russia *(source: TNS Gallup Media)* and 8 million in Poland *(source: SMG/KRC)*, which represents a total of over 25 million *(other sources: AC Nielsen, AG.MA, Szonda-GFK, Median + GFK Prague, IMAS)*. LARI is the number one radio operator in Poland, the Czech Republic and Romania, number two in Russia and number four in Hungary.

With strong brands in the three media (radio, television, the Internet) and products that are historical, leaders and innovative, **Lagardere Active Publicité** commercializes a potent product offer:

- leader in radio advertising sales with a 23.8% audience share in the 13 plus age group: Europe 1, Europe 2, RFM, the Independents (network of over 80 radio stations), Ouï FM, Autoroute FM, Autoroute Info, 107.7 FM,
- leader in advertising sales on theme channels: Lagardere Active's channels, the channels of AB group, including RTL9, local channels Télé Lyon Métropole, Télé Toulouse, Clermont 1ère and TV7 Bordeaux, representing a total of 26 theme channels and five local or regional channels,
- advertising sales on Internet sites, belonging to the Group and external partners (the sites of Club-Internet, Promovacances and SeLoger).



Through the expertise and commercial skills of its teams, Lagardere Active Publicité has the capacity to meet the increasing demand of advertising customers in terms of consulting and services.



In 2003, **Lagardere Active Broadband** confirmed the orientations it initiated in 2002 and implemented its mobile strategy in France and abroad in a market experiencing strong growth.

In France, Plurimedia focused particularly on producing content and mobile services (SMS, MMS, Wap, i-mode) for operators and the media. Besides the flagship subjects (well-being, theatre and cinema listings, what's on, information, horse-racing, horoscope, with exclusivity for certain mobile operators), Plurimedia created and developed contents for two types of rapidly expanding mobile services: personalization services (downloading of screen backgrounds and ring tones under the Virginmega.fr brand) and community services (chat, meetings). On the strength of its expertise in terms of interactivity with the media, Lagardere Active Broadband also launched Live1 in June 2003, the first channel to be interactive via SMS on CanalSatellite.



Outside France, Lagardere Active Broadband is present in Germany, Greece, Great Britain and, since the end of 2003, in the United States. Legion GmbH is one of the major players in voice services for the German media (especially Prosieben Sat1). In Great Britain, Greenland Interactive develops the voice services of the Daily Mail group's publications. In Greece, Plurimedia manages a number of interactive services with SMS and voice for Antenna, the premier channel of Greek television. In the United States, Lagardere Active North America launched its first Wap services for the operator AT&T Wireless, in collaboration with Hachette Filipacchi Médias.

In publishing of interactive digital contents, in 2003 Hachette Multimédia became the French

Multimédia strengthened the penetration of the institutional market by Hachette's Encyclopedia and implemented a pay model for online access to the Encyclopedia.

It is Lagardere Active Broadband's ambition to strengthen its leading positions in the supply of mobile contents in the countries where it operates and to continue the growth initiated in 2003 by developing value-added services, the capacity for technological and marketing innovation, the internationalization of its services and the boosting of synergies between Group contents or foreign subsidiaries, etc.

CanalSatellite

With the success of four possible subscription options, sales increased faster than the number of subscribers, reaching € 896 million in 2003, an increase of 15% compared to the year before.

CanalSatellite now offers 98 French channels including 39 with exclusivity, and more than 50 foreign channels, 40 interactive services and 70 radio stations. On the strength of this offer, in 2003 CanalSatellite increased its market share in terms of winning new subscribers.

In March 2003, CanalSatellite launched its new digital terminal, the Pilotime.
It can record over 40 hours of programs on its hard disk, control live broadcasts, and, by means of a double tuner, record one channel while you watch another. Nine months after the launch, CanalSatellite counted almost 40,000 subscribers to Pilotime.

multiThématiques

2003 afforded an opportunity for multiThématiques to continue refocusing its business activities on France following the stoppage of broadcasting of its channels in Spain and of Cine+ in Italy.

At the same time, in France, the positioning of the Cinema offer was clarified when a package of six channels was constituted, Canal Jimmy was refocused on drama and series and renamed simply Jimmy, and the Discovery offer extended its target with a more spectacular dimension to its programs.

Lastly, in the Autumn of 2003, multiThématiques expanded its Discovery offer with the launch of Ma Planète, "La Télé 100% curieuse" designed to provide the whole family with a discovery channel that is light, curious and open-minded.

multiThématiques' sales amounted to € 148 million in 2003, down 6.9% over 2002.

4_1_4_2 High Technologies

→	1999 (¹)	2000 (²) Published	2000 (³) Restated	2001 (³)	2002	2003
Contribution to consolidated sales (in millions €)	*4,257*	*3,806*	*3,489*	*4,486*	*4,339*	*4,510*
Contribution to consolidated operating income (in millions €)	*159*	*166*	*68*	*104*	*63*	*232*
Number of employees	*17,287*	*13,459*	*13,459*	*15,358*	*15,665*	*16,409*

(¹) Aerospatiale Matra included on a 33% basis.
(²) Aerospatiale Matra included on a 33% basis for the first half of 2000 and EADS on a 15.14% basis for the second half-year.
(³) EADS included on a 15.14% basis for the whole year.

The decisions taken at the end of 1999 by the French government, Lagardère SCA, DaimlerChrysler AG and the Spanish government (via the holding company SEPI), led to the merger of Aerospatiale Matra (ASM), DaimlerChrysler Aerospace AG (DASA) and Construcciones Aeronáuticas SA (CASA), in order to create a single corporation call[illegible]







The organization of the group was implemented in strict compliance with the founding principles of EADS. This is to say:

- **Principle of parity**
  - The structure of the controlling body: this principle of parity is expressed at the level of the French holding company, a limited partnership with shares called Sogeade. Sogeade is jointly owned (50-50) by Sogepa (belonging to the French government) and a company called Désirade wholly owned by Lagardère since July 2003 (in application of the original agreement, the French financial institutions BNP Paribas and Axa transferred their 26% share in Désirade to Lagardère in July 2003).
    The principle of parity is also expressed in the form of a "Contractual Partnership", which has been entrusted with the exercise of the voting rights of Sogeade, DaimlerChrysler and SEPI in the shareholders' meetings of EADS, in compliance with the shareholders' pact, and in which Sogeade and DaimlerChrysler have strictly identical interests.
  - At managerial level: on EADS' Board of Directors, Sogeade has four directors, appointed upon proposal by Lagardère. DaimlerChrysler has the same number of directors. The Board also has two independent members, one nominated by Sogeade and the other by DaimlerChrysler, and a further member representing SEPI.
    The Board of EADS, which is responsible for devising the group's strategy, is presided over by two Chairmen, respectively Jean-Luc Lagardère (until his death on March 14, 2003) and Manfred Bischoff. The Board of Directors met on March 28, 2003, when the appointment of Arnaud Lagardère as Chairman was approved unanimously by all members present or represented. This appointment took effect upon Arnaud Lagardère's appointment as director at the EADS' General Shareholders' Meeting of May 6, 2003.
    EADS' executive management is entrusted to CEOs on the same parity principle, respectively Philippe Camus and Rainer Hertrich.
    Decisions are taken with a majority of seven members out of eleven. All important decisions relating to EADS therefore obligatorily require the joint agreement of Sogeade and DaimlerChrysler.

- **Principle of consistency**
  - In compliance with the wishes expressed upon the founding of the company, EADS has only one General Management (even though the function is performed by two CEOs), only one Financial division, only one Strategy division, etc.
  - The Executive Committee of the EADS group, which is jointly responsible for the executive management of the group along with the two CEOs, comprises twelve members.

Thus Lagardère has substantial rights, at all levels in the controlling bodies of EADS, guaranteeing first-rate access to the management of the group. The structure therefore combines these two principles: the principle of parity, providing a protection of Lagardère's prerogatives, and the principle of consistency, providing effective management.

Since July 1, 2003, the controlling shareholders of EADS within the Contractual Partnership may freely transfer their EADS shares on the market, subject to a pre-emption right between Sogeade and DaimlerChrysler.

EADS NV share ownership at December 31, 2003


French State
SOGEPA
Lagardère
Istroise de Participations
Spanish State
DaimlerChrysler
100%
99%
1%
93.85%
100%
Désirade
DCLRH
50%
100%
50%
SOGEADE
SEPI
DASA
30.07%
5.50%
Contractual Partnership
(managed by EADS Participations B.V.)
30.07%
65.64%
2.73%
0.06%
EADS
Capital stock: 812,885,182 shares
30.10%*
General public and employees
1.47%
Treasury stock held by EADS NV
* Employees: 3.55%



With total sales of € 30.1 billion in 2003, in line with the forecasts, EADS is the largest aeronautics, space and defense group in Europe and the second largest in the world.
EADS is one of the two leading manufacturers of commercial aircraft, civilian helicopters, commercial launch vehicles and missiles in the world. It also holds leading positions in the field of military, transport and combat aircraft, satellites and electronic defense systems.
In 2003, 77% of the group's sales were achieved through the civilian side of the business and 23% in the military sector.

In 2003, EADS continued to deploy the strategy of rebalancing its business mix in favor of defense. The aim is just as much to mitigate the impact of commercial aviation cycles on EADS, as to strengthen the growth of the portfolio of innovative products emerging from the group's considerable investments in R&D. The order book stood at a record € 179.3 billion at the end of the year, which constitutes a considerable asset for EADS. Generally speaking, 2003 was a year of growth marked by the signature of the A400M contract for € 20 billion and the Paradigm/Skynet-5 contract worth £ 2.5 billion. In 2003, for the first time since it was founded, Airbus overtook Boeing both in deliveries and in orders. The A380 program, which represents an important source of long term growth for the group's sales and profitability, entered the industrial phase, with the production of the main sections, (cockpit, wings, etc). In addition, Airbus booked 34 new orders for the A380 in 2003; the total number of aircraft ordered is now 129, highlighting the sustained interest in this aircraft.

The global economic situation remained difficult in 2003. The outbreak of the SARS epidemic and persistent terrorist threats had a considerable impact on air traffic. Operational measures taken by the airlines in response to the falling number of passengers and the uncertainty of the market took their toll on orders and deliveries in 2003. Despite this unfavorable environment, EADS exceeded its delivery target of 300 Airbus aircraft. To counter uncertainty surrounding changes in the parity between the euro and the dollar and the impact this could have on profitability, EADS has implemented a cost cutting plan at Airbus. The full effects of this plan should start to make themselves felt in 2006/2007, that is to say, beyond the years for which the group's earnings are already protected against the volatility of the US dollar through exchange-rate hedging instruments. The restructuring of the Space division continued and was stepped up in 2003, with a return to profitability as the goal in 2004.



Through an active cash management policy and tight controls on customer receivables financing, the net cash position was € 3.1 billion at the end of 2003 (€ 2.4 billion at the end of 2002). EADS stock gained 91% in the course of the year, reflecting investors' confidence in the management in place and their long-term growth strategy.

STRATEGY

Strategy has been defined along the following lines:

Continue to reinforce EADS' competitive position and increase its global influence

EADS is a resolutely global company with a strong presence across the military and civilian aerospace markets. With a powerful portfolio of recognized brands and innovative products, EADS already has extensive international presence in the civil aviation market through Airbus, the helicopter market with Eurocopter, as well as the market for missiles (MBDA and LFK) and lastly on civil launch vehicles thanks to its role as architect and prime contractor for the European launch vehicle Ariane. EADS is therefore seeking to capitalize on its strong market positions and on its existing product line to meet the global demand for defense equipment such as command systems and services for third parties. EADS is taking the necessary steps to be able to offer integrated, turnkey solutions to military customers and propose new modes of funding.



EADS is a major player in its four domestic markets: France, Germany, Spain and the United Kingdom. In these countries and throughout Europe, the principal challenge EADS faces is how to make the most effective use of the defense budgets of its customers. The group aims at harmonizing European military procurement policy and is prepared to contribute to the research and technology efforts required to bridge the gap between Europe and the United States.

EADS also seeks to strengthen its position as prime contractor for the Defense programs in the United Kingdom, a country whose defense budget is relatively important and in full expansion. To this end, EADS is conducting key projects such as Paradigm/Skynet 5, the Future Strategic Tanker Aircraft (FSTA) and the new Ground Based Air Defense system (GBAD). EADS already employs some 12,000 people in the United Kingdom, but is exploring the possibilities of increasing its local presence through acquisitions and by establishing strategic partnerships in the defense sector.



EADS will continue to seize opportunities to establish local outposts in the principal export markets, and particularly the United States, Asia and Russia. The group will exploit its established reputation as a leader in technology and draw on its growing legitimacy as a systems integrator to increase penetration of these markets.

In the United States, EADS intends to reinforce its "American citizenship", extending its industrial presence the better to match the needs of the American domestic security and defense markets. Its strong technological capacities and its position as European leader have also allowed EADS to develop strategic partnerships with the principal players in the American defense and aeronautics industries. Programs in ballistic missiles, aircraft intelligence, airborn, pilotless surveillance systems and sophisticated reconnaissance systems (ISR), are developed in association with Boeing, Lockheed Martin, Northrop Grumman and Raytheon, and open the way to important perspectives for growth in the United States.

consolidated its position in the Chinese market by acquiring a share in AviChina, and by setting up a Eurocopter manufacturing line in Beijin.
In Russia, EADS intends to participate actively in the industrial restructuring that is taking place, via partnerships with local associates and by consolidating existing operations within a new company, to be known as EADS Russia, a subsidiary to EADS International.

Multiply the group's portfolio of products and services in order to develop synergies



By combining a wide choice of products and expertise in high value-added systems, EADS wishes to maximize its profit margins and offer highly differentiated integrated solutions that match the increasingly complex requirements of both its civil and military customers.
In response to the growing demand for extended capacity systems networks in sectors such as long-range anti aircraft defense, intelligence, surveillance, command and control systems (C4ISR), drones and military space programs, EADS is seeking to become a principal systems integrator and solution provider. EADS is the only European group with a presence in the fields of both space and defense, and therefore possesses an essential combination of technological skills placing it in a preferential position to meet these new needs for "systems of systems".
In the civil sector, EADS intends to take advantage of its extensive technological base to offer complex commercial systems such as air traffic control systems, helicopter obstacle warning systems and secure telecommunications networks for security forces. In addition, a wide portfolio of products and services covering both private and governmental sectors enables EADS to attenuate the impact of commercial aviation cycles by taking advantage of the more predictable funding of domestic security projects by governments.



EADS hopes to increase the sales generated by defense activities to 30% of the total. The greater part of this growth target is based on major defense programs already in EADS' order book: the Eurofighter combat aircraft, the Tigre and NH90 helicopters, and the Storm Shadow, Aster, Meteor and Taurus missiles. In addition, in 2003 EADS finalized the signing of other important defense contracts including the provision of secure communication services for the British Ministry of Defence, thanks to the future Skynet5 satellite (Paradigm program). MBDA (missiles) re-asserted itself as European leader by winning a € 2.3 billion for the supply of its Aster missile to British, French and Italian forces. And above all, with the launch of the military transport aircraft A400M program worth € 20 billion, EADS more than doubled its order book in the defense sector. Orders booked amounting to € 46 billion place the group in second place worldwide in the defense industry.

EADS' Management considers that growth in the Defense industry is closely linked to stronger European cooperation in terms of procurement for defense and security equipment. EADS is therefore actively involved in promoting increased harmonization of European Defense Forces. In addition, given the importance of United States budgetary growth in the field of defense and the domestic security, EADS is determined to strengthen its presence on the American market.



OPERATIONS

The EADS group comprises five major divisions: Airbus, Aeronautics, Military Transport Aircraft, Space, and Defense and Civil Systems.

EADS GROUP *	2002	2003	Variation
Sales (in millions €)	*29,901*	*30,133*	*1%*
EBIT (in millions €)	*1,426*	*1,543*	*8%*
Net income (loss) (in millions €)	*(299)*	*152*	*-*
Orders received (in millions €)	*31,009*	*61,150*	*97%*
Backlog of orders (in millions €)	*168,339*	*179,280*	*6%*
Number of employees	*103,967*	*109,135*	*5%*

* Figures as published by EADS.

AIRBUS


A380
A380

In 2003, in a difficult market, Airbus continued to achieve solid sales results and for the first time overtook its main rival, Boeing, in number of aircraft deliveries.
Airbus met all the targets it had set itself thanks to extensive industrial flexibility and cost reduction measures initiated at the end of 2001. Airbus produces a full range of competitive commercial aircraft with over 100 seats, and is one of the two largest manufacturers in the world. Since it was founded, in 1970, up to the end of 2003, Airbus delivered a total 3,432 aircraft. With orders booked for 1,454 aircraft, for the third year running Airbus is positioned well ahead of its main rival, Boeing. This portfolio represents 57% of commercial aircraft on order in the world. For Airbus, this represents more than five years' production.
At December 31, 2003, Airbus' order book stood at 254 aircraft (net of cancellations), representing 52% of the market in terms of numbers of aircraft and 65% in terms of value.
With 305 aircraft delivered in 2003, its global market share has risen from 15% in 1990 to 44% in 2002, then to 52% in 2003.
Airbus achieved sales of € 19,048 billion in 2003, and has remained profitable, with operating income of € 1,353 million (2002: € 1,361 million), in spite of the increase in self-funded R&D expenses from € 1,682 million in 2002 to € 1,819 million in 2003.



The current market conditions in civil aviation have led Airbus to maintain the cautious measures adopted in 2002 and to tighten controls of customer financing. A program nicknamed "Route 06" should enable Airbus to reduce annual costs significantly by the end of 2006. Airbus is not expecting the market to improve before 2005, and has scheduled the delivery of some 300 aircraft in 2004.

MILITARY TRANSPORT AIRCRAFT

The Military Transport Aircraft division designs, produces and commercializes small and medium capacity military transport aircraft. It is also in charge of managing and integrating the A400M project – the A400M is a high capacity military transport aircraft that makes use of Airbus technology and meets the needs of European armed forces and a highly promising export market. The division also produces and commercializes mission aircraft that are derived from existing aircraft and devoted to special missions such as marine surveillance and anti-submarine weaponry.



In 2003, the division achieved sales of € 934 million, representing growth of nearly 80%. The official launch of the A400M program in May 2003 is the principal factor boosting sales and added € 19.8 billion to the division's order book, taking it to € 20,0 billion at the end of the year. Operating income was a healthy € 30 million, an increase over 2002, which had been impacted by the bankruptcy of a customer. With the A400M, EADS is positioning itself on the segment of high-capacity military transport aircraft. This aircraft is expected to generate considerable sales growth in the years to come, whereas the market for small capacity aircraft has reached maturity and that of mid-capacity aircraft is expected to experience only moderate

2004 promises to be a key year, with advances in highly important programs such as the A400M and "Deepwater" for the American Coastguard. After being short listed by the British Defence Ministry, EADS is negotiating the final signature of the FSTA contract (military supply aircraft).



AERONAUTICS

The Aeronautics division comprises civil and military aircraft manufacturing units – helicopters (Eurocopter), combat aircraft (Eurofighter), light aircraft and regional aircraft (EADS Socata and ATR) – along with maintenance and conversion activities (EADS Sogerma Services and EADS EFW) to which has been added a business in aerostructures. In 2003, the combat aircraft business was transferred to the Defense and Civil Systems division, thereby changing the scope of the Aeronautics division.

In 2003, the Aeronautics division recorded sales of € 3,803 million, practically remaining stable; the repeated successes of Eurocopter offset the difficulties in the civil aviation industry. The operating margin increased greatly, from 4.6% to 5.7%.

Eurocopter makes EADS one of the leading helicopter manufacturers in the world, and the number one in Europe. Its chief competitors in the military segment are Agusta Westland in Europe and Bell Helicopter, Boeing and Sikorsky in the United States. In the civilian segment, the principal rival is Bell Helicopter. In 2003, Eurocopter confirmed its leading position worldwide in the civilian helicopter market with a 53% market share in terms of value. EADS is expecting a substantial increase in military sales in 2004, with the first deliveries of the Tigre combat helicopter to German and French armed forces, and at the end of 2004, with the start of the NH90 transport helicopter deliveries.



In the field of regional transport aircraft, ATR, world number one in the market for turboprop regional aircraft with 40 to 70 seats, delivered nine aircraft and booked orders for another ten new aircraft. Orders were also booked for 43 second hand aircraft.

EADS remains confident of the Aeronautics division's ability to achieve the targets set for 2004, thanks to its participation in the A380 and A400M programs. The civil business activities should remain stable, while the military side of the business is expected to expand further.

SPACE

EADS is the third largest supplier of space systems in the world, behind Boeing and Lockheed Martin, and the leading European supplier of satellites, orbital infrastructures and launch vehicles.



The Space division of EADS designs, develops and manufactures this equipment mainly through its subsidiaries EADS Astrium – now wholly-owned by EADS following the acquisition, in 2003, of BAe Systems' 25% share – and EADS Launch Vehicles and its operating unit EADS CASA Space division. EADS also proposes launch services with shares in Arianespace, Starsem and Eurockot, telecommunications and earth observation services. In the defense sector, EADS is active in the field of ballistic missiles, and also, through SODERN, in the field of electro-optics and space equipment, and in the field of laser technology through CILAS.

The Space division achieved sales of € 2,424 million in 2003 (2002: € 2.2 billion).

In a market characterized by fierce competition and considerable excess production capacities worldwide, EADS continued and accelerated the profound reorganization of its Space division, initiated in 2002 to reduce costs and improve efficiency, especially of the satellite business. These efforts led the division to record significant restructuring expenses, which translated into operational losses of € 400 million in 2003.

All of these measures taken together should enable the division to return to profitability in 2004.

The withdrawal of BAe Systems from Astrium makes it possible for management to impleaffected by the crisis in commercial telecommunications. In the military field, however, there are opportunities for growth, as witnessed by the British Ministry of Defence's signing of the "Paradigm" contract, for an entity fully controlled by EADS that will provide secure communication services using Skynet 5, a new generation of military satellite.

In May, EADS was designated as prime contractor for Ariane by Arianespace, who signed a contract for the delivery of 30 Ariane V 10-tonne launch vehicles, for which the European Space Agency confirmed its financial support, which is needed for the startup.



DEFENSE AND CIVIL SYSTEMS

The Defense and Civil Systems division (DCS) comprises operations in the field of missile systems (MBDA, 37.5% owned, and LFK), electronic defense systems and secure communications systems for commercial as well as military applications. The division also includes the business activities of services (EADS Services) which meet increasing demand in terms of military sub-contracting. In 2003, the division was reinforced with the addition of the combat aircraft business, and now constitutes a Defense segment capable of generating considerable technological synergies, the better to match the expectations of a demanding clientele for integrated defense systems.

In 2003, the division achieved sales of € 5,165 million, an increase of 8% over 2002. The restructuring implemented in the past two years has started to bring results, and the startup of deliveries in the major military programs such as Eurofighter and missiles has helped to enhance profitability. The division's operating results increased 40% to € 171 million.



The first round of Eurofighter deliveries comprising 148 aircraft commenced in 2003 and will continue into 2006. The signing of round two for 236 aircraft is scheduled for 2004. In the Autumn of 2003, Eurofighter (called Typhoon for export) won its first major export success with an order from Austria for 18 combat aircraft.

In the field of missile systems, MBDA, 50% consolidated in EADS accounts, continued its integration and confirmed its position as premier European missile manufacturer, ranking second worldwide. Orders booked represent seven years' business, with major programs such as Storm Shadow/Scalp and Meteor signed at the end of 2002 and reinforced by the signature, on November 12, 2003, of the contract totaling € 2.3 billion for MBDA with the European Armament Agency OCCAR for the ground-to-air missile Aster. In the near future, EADS intends to integrate EADS LFK into MBDA.

In the near future, the European budgets will remain under pressure but demand from Europe regarding military capacity is expected to increase in the fields of systems, services and new generation products. The unrivalled portfolio of sophisticated data collection and management systems (intelligence, surveillance, command and control systems – C4ISR) encompassing command, intelligence, communications and reconnaissance functions, constitutes a solid asset for EADS to meet this increasing demand. Increased competitiveness should also allow EADS to expand its market presence with transatlantic partnerships within the framework of NATO.



For 2004, EADS expects global sales to remain stable at around € 29-30 billion, for the fourth year running, in spite of an economic climate that will remain difficult. The growth of the Defense business should offset the leveling of sales at Airbus, which is a result of a combination of a weak dollar and a slight decrease in deliveries.

The sales target for 2004 is based on the assumption that the dollar exchange rate will be lower than in 2003 (€ 1 = US$ 1.20, compared to € 1 = US$ 1.10), a rate that applies to that part of sales which is naturally hedged by purchases in dollars or euros, which represents roughly a third of EADS' total sales.

The absence of growth in deliveries at Airbus and the sustained investments in R&D for the A380 are expected to weigh heavily on EBIT (before goodwill amortization and exceptional items) in 2004. However, the recovery of the Space division allows EADS to aim for operating income of € 1.8 billion in 2004 (2003: € 1.5 billion).

4_1_4_3 Arjil & Cie

	1999	2000	2001	2002	2003
Stockholders' equity (in millions €)	108	110	109	123	127
Total assets (in millions €)	317	149	142	148	147
Net income (loss) (in millions €)	3	2	(1)	4	6.4
Number of employees	124	70	68	47	41

Banque Arjil & Cie was founded by Jean-Luc Lagardère in 1987. Business activities were originally oriented towards corporate investment banking and private asset management. Since 1997, the bank has gradually refocused on consulting in the fields of mergers/acquisitions and structured financing.

The year 2002 was marked by the disposal of the bank's last shareholdings not directly related to these activities. Thus, in 2003, the main business activity of Banque Arjil & Cie was the management of its liquid assets which amounted to an average of € 122 million.

As a consequence of its holding company status and cash management activity, in the course of 2003, Banque Arjil & Cie applied to the Banque de France to have its banking permit revoked. This was agreed and on September 4, 2003, the bank became a normal commercial company called Arjil & Cie.

At the end of 2003, Arjil & Cie held liquid assets amounting to € 140 million.

For the consulting business in mergers & acquisitions and structured financing carried out by Arjil & Associés Banque, a wholly-owned subsidiary of Arjil & Cie, 2003 was a difficult year economically, as was 2002. As a result, the number of mandates signed was down slightly on the previous year. However, the size of operations is increasing considerably, a trend that has been observed at the bank steadily over the past few years.

Investment banking fees and commissions were nonetheless equivalent to those of 2002 and profits were made both from operations and exceptional items, thanks to overhead reductions achieved following actions taken at the end of 2002 and at the start of 2003 to cut costs.

The bank's business activities in mergers and acquisitions during this period involved services to its usual customers, especially in the fields of aeronautics, energy and chemicals.

Concerning structured financing, this activity was supported over the year by operations principally in the domains of agri-food and industrial paper mills.

2003 was also marked by the end of the reorganization of Arjil & Associés Banque, especially by the closure or disposal of the subsidiaries in London and Beijin, and also by complete sale of the shareholding held in the Polish company Fidea Management.

As a result of these actions, Arjil & Associés Banque now has perfectly defined business activities (consulting in Mergers and Acquisitions, and Structured Financing) and a clearly defined business scope (Arjil & Associés Banque in France and Arjil & Cie España in Spain).

4_2 Labor and environmental information

4_2_1 Employees and employment

4_2_1_1 Employees

Business segments	1999*	2000*	2001*	2002*	2003*
Lagardère Media	*28,500*	*26,884*	*27,521*	*26,949*	*26,239*
Automobile	*3,319*	*3,329*	*3,205*	*3,014*	-
High Technologies	*17,287*	*13,459*	*15,358*	*15,665*	*16,409*
Other Activities	*179*	*230*	*253*	*198*	*361*
TOTAL	**49,285**	**43,902**	**46,337**	**45,826**	**43,009**

* 1999-2000: total number of employees at December 31; 2001-2002: average number of employees. Employees of subsidiaries consolidated using the proportional method are included at the percentage interests held.

Today, EADS employs a total of 109,135 people.

Lagardère Media employs 26,239 people in four divisions, with 55% of employees working outside France (France: 45% of total employees; rest of Europe: 38%; North America: 13%; Asia: 4%).

Distribution of employees by division
(in %)


8
Lagardere Active
14
Book Publishing
29
HFM
49
HDS

Geographic distribution of employees
(in %)


13
Americas
45
France
38
Rest of Europe
4
Asia

The respective weights of each of the socio-professional groups (SGP) represented within Lagardère Media vary across the divisions.

Distribution of SPG
(in %)


3
Senior executives
33
Executives
4
Other
12
Technicians and managers
12
Journalists and photographers
36
Workers and employees

In France, the number of executives (including journalists and photographers), whose average age is relatively low (41.3), represents 48% of the total number of employees of Lagardère Media. The average age of the Group's management executives is under 46.

Of this "executive" population, 46% are women, who are prominently represented in the fields of Publishing and Women's Magazines (Hachette Livre: 55%; Hachette Filipacchi Médias: 47%). 29% of the Group's French management executives are women.

Journalists and photographers represent a large proportion of "executive" employees in certain divisions (Hachette Filipacchi Médias: 47%; Lagardere Active Broadcast: 27%; Lagardere Active Broadband: 15%). The proportion of women in this socio-professional group is 44%.

Distribution of executives in France
(in %)


69
Executives
25
Journalists and photographers
6
Senior executives

4_2_1_2 Business lines and employment

Due to the great diversity of their business activities and business lines, combined with the reputation of their names and brands, the Group's divisions exert a strong attraction on the employment market, for positions of all levels of responsibility.

RECRUITMENT AND SEPARATION

In France, the number of people who joined and left the Group in 2003 was practically equal. The number of people hired represented 17.76% of the total number of employees and separations represented 19.3%.

This turnover is explained, for the most part, by the existence of highly volatile employee categories inherent to the business sectors of some of the Group's divisions.


Typology of staff recruited
(in %)
80
Recruitment
5
Mobility
15
Business acquisitions


Typology of staff separations
(in %)
37
Leaving
5
Mobility
21
Other (retirement, business disposal)
37
Redundancies

Every year, tens of thousands of job applications are received, a great number over the Internet, both from spot applicants and in response to job offers. In 2003, the Group put over a hundred job offers on the Internet through its website, and half of these were also advertised on the Group's Intranet.

In some business lines, the co-optation of new recruits from companies in the same business sector is frequent, given the relatively small professional worlds these business lines encompass.

MOBILITY

Internal mobility, which, in 2003, accounted for almost 5% of staff movements, favors the diffusion and appropriation of the Group's core values of commitment, innovation and team spirit.

The specific nature of the business lines and the activities of the various Group divisions, as well as their geographic dispersion, do not facilitate the mobility of staff between the divisions, with the exception of people who are in positions of functional responsibility. On the other hand, each of the divisions offers multiple opportunities for career development within their different subsidiaries. The rules governing mobility within the Group are stipulated in a mobility charter.

INTERNSHIPS AND TRAINING/WORK EXPERIENCE CONTRACTS

To encourage the employment of young people, the Group has signed agreements and partnerships with certain *Grandes Ecoles* and Universities and each year welcomes students to complete industrial placements. As part of the partnership between the Group and Paris-Dauphine University, for instance, the students there are offered internship work experience or subjects for study.

ZOOM ON LAGARDERE ACTIVE BROADCAST

Lagardere Active Broadcast has a partnership in the communication sector with the Chair of Communication and Management at ESSEC. Each year, the Group presents its business activities to the students and offers them industrial placements and study or work experience missions.
Furthermore, its Europe News subsidiary awards an annual bursary (Bourse Lauga) to a student at one of its partner schools of journalism. The winner is offered a temporary contract with the company's editorial team, initially for several months, but which may be converted into a permanent contract.

The Group also welcomes young people on occupational qualification and apprenticeship contracts.

4_2_2 Salaries and employee benefits

4_2_2_1 Salary policy

As far as remuneration is concerned, general salary increases were negotiated in most of the divisions, particularly for staff other than executives. In addition to this, individualized pay increases are also awarded, which make it possible to take account of skills levels, training and responsibility of each employee, his/her individual performance along quantitative and qualitative criteria, and the specific nature of the sectors he/she works in.

Furthermore, some employees' pay comprises a variable element linked to the achieving of personal objectives.

Lastly, some divisions in the Group conduct periodic surveys about their operational and functional employees in order to ensure that a certain balance is respected in terms of pay both in relation to the market and with respect to the other employees in similar job positions.

4_2_2_2 Incentives, profit sharing, employee savings

Most companies in the Group have signed agreements concerning incentives and profit sharing, as well as employee savings schemes.

Company savings plans *(Plans d'Epargne Entreprise)* have been implemented by a number of subsidiaries, each with specific rules concerning the employer's contribution to the plan.

4_2_2_3 Provident schemes, retirement, other

In France, Group employees are able to take advantage of complementary health and social welfare systems in addition to the general social security system, it being understood that the rules applying at subsidiary and division level are not all identical. The employer's participation in these schemes differs depending on the division and/or company in the Group, in such a way as to adapt to specific situations. As an example of this, Lagardere Active Broadband pays for the complementary health insurance of its non-executive staff.

In terms of complementary retirement pensions, some of the Group's companies have, as a complement to the general retirement scheme, a pay-in retirement scheme for one or more specific categories of employees. The Group is currently examining the implementation of a mechanism to allow employees who wish to do so to enhance their provisions for retirement.

4_2_2_4 Stock options

The allocation of stock options is a means of sharing the profits with those employees who, through their efforts, make a particularly positive contribution to the Group's performance. Criteria include level of responsibility, performance and results. Lastly, it develops the loyalty of employees considered vital in the long term, particularly junior executives with a high profile for professional development.

4_2_3 Skills development

The permanent concern to harmonize and develop the individual and collective skills of its employees and satisfy their aspirations while at the same time matching the requirements related to Group strategy, led Lagardère Media to invest in staff training, in the course of 2003, in proportions well in excess of the legal obligations on the matter.

4_2_3_1 Media campus

Created in 2001 to take over from the former Lagardère/Matra Management School, "Media Campus", through its three programs, Leadership, Integration and Young Managers, encourages the development of the Group's strong values which are risk taking and creative expression. In 2003, more than 350 days of training were devoted to these programs, intended, among other things, to convey our corporate culture. These programs will be repeated in 2004 and the new curriculum is under study.

4_2_3_2 Professional training

Training constitutes an investment for the Group: it is both an instrument to enhance performance and a career development opportunity for the employee.

In addition to developing the operational and functional skills and competencies of its staff in its various business sectors, the Group takes particular care to develop the managerial skills of its employees. Each division offers different management training cycles. Seminars combining theory, practice and team work are also organized regularly for the attention of the executives in charge of the subsidiaries.

ZOOM ON LAGARDERE ACTIVE BROADBAND

In 2003, training contributed to the repositioning of Plurimedia, a subsidiary of Lagardere Active Broadband, in mobile telephony as a content provider. 50% of the employees attended specific training sessions.

ZOOM ON HACHETTE DISTRIBUTION SERVICES

Hachette Distribution Service devotes almost 3% of its payroll to professional training. In each of the countries the division operates in, a training plan allows those employees who so wish to improve their professional skills and/or acquire new ones. The Relay network possesses its own training centers.

The Group also takes part, regularly or occasionally, in training operations run by Universities or other organizations. For instance, Hachette Distribution Services implements, on a national level, training operations in partnership with certain schools specialized in the commercial professions, among which feature IDRAC and the *Institut National de Formation en Librairie.*

ZOOM ON HACHETTE LIVRE

When new recruits have been with Hachette Livre for a year, they take part in a 3-day forum during which the speakers (members of the Group and well-known writers or journalists, etc.) allow participants to discover the issues at stake in the division's various business lines and in the Publishing industry. The seminar provides an opportunity for workgroups to discuss and examine issues and questions specific to the Publishing business.

4_2_4 Labor relations – health and safety – handicapped employees

4_2_4_1 Labor relations

EMPLOYEE REPRESENTATIVE BODIES

The Group Employees' Committee comprises 30 members representing Lagardère Group employees and five "observers" representing the EADS group (one for each nationwide union). It met five times in 2003, either in plenary meetings of all members, or members of the Bureau only and Union Representatives.

The European Employees' Committee, for its part, also comprises 30 members. French representatives holds 18 seats and representatives from five other European countries share the remaining 12 (Spain: 4; Belgium: 3; United Kingdom: 3; Italy: 1; Germany: 1). Given that the Group's affairs at the moment concern mainly France, with operations for the acquisition of Editis and the disposal of Matra Automobile, the European Employees' Committee did not meet in 2003.

There is active dialog between management and labor in all the companies and at all levels of the Group; this dialog is deliberately decentralized to meet the expectations of the employees and take working conditions into account on a local level.

A number of agreements are signed each year within the Group's various divisions. In the course of 2003, the main type of agreements signed in the divisions concerned social protection, salary adjustments and incentives.

Within Lagardere Active Broadcast, for instance, the separate agreements signed in the companies that are part of the Europe 1/Lagardere Active Ressources entity were replaced by single agreements, especially in terms of providence, occupational medicine, health & safety and profit sharing.

Also in 2003, a certain number of negotiations were initiated within the divisions. Hachette Livre set up a work group with the institutions representing the personnel to examine the way health cover systems are changing, in order to include employees in an awareness approach. In the Lagardère Active Broadcast division, a certain number of negotiations were conducted, especially pertaining to the preparation of a collective bargaining agreement for employees within the cable and satellite television channels, the creating of specific schemes for intermittent employees of the film & television production companies and the updating of the collective bargaining agreement for employees of press agencies.

Most Group company employees' committees propose very attractive benefits and services within the framework of social action and more specific operations on an occasional or regular basis. Certain subsidiaries within the divisions perform social actions together, in order to obtain better financial terms from their [illegible]

REPRESENTATIVE BODIES IN THE WORLD OF THE MEDIA

The Group has a presence on a number of representative bodies in the world of the media. Hachette Filipacchi Médias, for instance, is represented in various print media unions – including the Magazine Press Union, the Parisian Press Union and the Regional Daily Press Union.

In this respect, Hachette Filipacchi Médias plays an active part, on the level of labor relations, in negotiations between management and union and employee representatives on a wide range of issues such as employment, pay, changes in the French pension system, and health and welfare benefits. Similarly, in the field of professional training, Hachette Filipacchi Médias helped to set up a training insurance fund for the written press industry (Mediafor).

In the same way, Lagardere Active Broadcast took part in the negotiations concerning the updating of the collective bargaining agreement of the advertising industry.

4_2_4_2 Health and safety – risk prevention – integration of handicapped employees

The Group devotes a considerable annual budget to health & safety and improving working conditions, as well as fire training.

The accident rate is low within the different divisions thanks to continuous risk prevention operations conducted there, and to training that is tailored to suit the specificities of each activity.

Each company in the Group employs handicapped persons. Some divisions also outsource work to training centers for handicapped people, especially administrative work, and procure supplies from sheltered workshops.

ZOOM ON HACHETTE FILIPACCHI MÉDIAS

Hachette Filipacchi Associés, a subsidiary of Hachette Filipacchi Médias, instigated a study mission in June 2003 intended to facilitate the integration of handicapped employees. A short-term agreement was signed with AGEFIPH, a fund that helps handicapped people gain entry to the world of employment, which should enable a policy to be drawn up on the integration and promotion of handicapped workers within the Company, along four main lines of development: communication, the maintaining and resettlement of people who are unemployable, the revitalizing of relations with the sheltered sectors and formalization of an occupational integration policy.

4_2_5 Ethics – social responsibility

4_2_5_1 Ethics

A code of conduct has been in force in the Group for a decade now. It states the Group's fundamental values and principles, which serve as a reference for the activities of each employee. This work ethic code is currently being updated.

An IT charter specifying the rules governing the use of computer tools – especially Internet/Extranet services – also applies to all the Group's employees.

Lastly, certain divisions have produced specific charters.

ZOOM ON HACHETTE FILIPACCHI MÉDIAS

An ethics charter applicable to journalists in all the editorial teams of Hachette Filipacchi Médias' division, defending the self-regulation of the profession, enables the denunciation of threats to press freedom. A good conduct charter to prevent the threat of harassment is also in force at Hachette Filipacchi Médias.

4_2_5_2 Jean-luc Lagardère foundation

The Hachette Foundation was renamed Jean-Luc Lagardère Foundation in 2003. The foundation was first created in 1989, according to the wishes of Jean-Luc Lagardère, to prolong the development of a major communication group through another fraternal, cultural adventure.

With fifteen years experience, the Jean-Luc Lagardère Foundation can congratulate itself on being one of the oldest French foundations. Its sponsorship is demonstrated around three missions: talent bursaries, Francophony and culture in the hospital.

Because youth, excellence and innovation were emblematic values for him, Jean-Luc Lagardère attached special importance to the annual bursary awards. To date, 112 graduates from the professions of written journalism, film and television production, digital media and music have received almost € 2,700,000 to realize the projects dear to their hearts. The juries of these bursaries are made up of celebrities from the world of the arts, culture and the media, who give up some of their time each year to help discover and promote the great names of tomorrow.

Under the impetus of Jean-Luc Lagardère, over 40 countries all over the world have been given support to sustain Francophony. The Jean-Luc Lagardère Foundation has invested in the teaching and broadcasting of French language and culture abroad. To achieve this, it has sponsored the creation of around twenty media libraries and cyber cafés and distributed thousands of books in countries such as Lebanon, Brazil, Vietnam, Romania, Turkey and Algeria.

Lastly, around twenty cultural areas have been created in children's wards in hospitals. The Jean-Luc Lagardère Foundation has helped give a friendly, human touch to places that are often anonymous and austere.

4_2_5_3 Actions to promote the development of sports

JEAN-BOUIN STADIUM

In 2003, Lagardère Group and the association "Paris Jean-Bouin C.A.S.G", concessionary of the Jean-Bouin stadium in Paris, got together to discuss possible modes of cooperation in a partnership. Paris Jean-Bouin was looking for a partner to accompany the stadium through modernization and development. And Lagardère, for its part, wished to be associated with developing sports activities within an association that was open to the city and to all sporting audiences.

Following discussions and work carried out in 2003, Paris Jean-Bouin and Lagardère set up an institutional partnership in January 2004, aimed at making the Jean-Bouin stadium a driving force in the running and influence of Parisian sports life.

For Lagardère, an operation like this is part of the determination to sponsor sports, corresponding to the Group's core values. The Jean-Bouin stadium has a century of history behind it, with a rich, dynamic and friendly spirit, competitive and family-oriented, mixing social groups and federating different sports. Lagardère intends to accompany Paris Jean-Bouin to help the association accomplish its projects related to sports practices and "social life".

THE OLYMPIC GAMES

As part of the City of Paris' aspiration to host the Olympic and Paralympic Games in 2012, Lagardère Group has placed itself in a long-term operation based on defending, promoting and broadcasting Olympic values.

Sport in general, and the Olympic ideal in particular, convey such values as respect for other people, team spirit, emulation and pushing one's limits further - these are values that Lagardère has traditionally associated with its development, especially through the Matra saga.

Based on the firm conviction that Paris has the capacity to offer the world top class Olympic and Paralympic Games in 2012, Lagardère intends to make a concerted effort, along with the partners concerned, to make sure that the French application is as influential as possible.

By providing this support, the Group has committed itself to translating the "spirit of the games" into concrete action, aimed at supporting Paris in the organizing of this poignant, federating event.

The Group has already moved into action by creating a non-profit organization for the federation of the major French businesses who wish to support the Paris candidacy. Christened the "*Club des entreprises Paris 2012*", this association will cooperate closely with "GIP Paris 2012", an economic interest grouping set up to present Paris' application to the International Olympic Committee. In the first instance, the Association's role will be to raise the funds required and then to support this candidacy in the most opportune ways, right up to the moment the 2012 Olympic and Paralympic host city is named, which will be in July 2005. The Association will perform its job by organizing, among other things, any sports events, media events or communication operations likely to help promote the Paris candidacy, support it, or mobilize the population in its favor.

The Association will work to achieve this goal in close cooperation with GIP Paris 2012, the Paris *Mairie*, the Ministry of Youth and Sport, and the Élysée Palace.

4_2_5_4 Joining the United Nations global compact

In 2003, Lagardère Group joined the "Global Compact", an initiative founded in 1999 by Kofi Annan, General Secretary of the United Nations. This initiative is based on nine principles taken from the Universal Declaration of Human Rights, the Declaration of the International Labor Organization relative to the fundamental principles and rights to work, and the Rio Declaration on the environment and development.
Joining the Global Compact is a voluntary act that demonstrates Lagardère's determination to take part in the discussions under way at world level to identify and promote the good practices likely to provide solutions to contemporary problems related to globalization, corporate social responsibility and sustainable development. Questions that Lagardère intends to place at the heart of its operations, its corporate culture and its development.

4_2_5_5 Involvement in society, social action, charity work and cultural operations

The Group has always endeavored to promote the respect of ethnic identities and cultural differences and makes a continuous investment in social action, charity work and cultural operations, directly in its subsidiaries or through partnerships.

In 2003, the Group financed a certain number of charitable organizations by giving donations. Furthermore, it took part in various operations in the fields of health, education, youth and employment, local operations or actions promoting women and culture.

Some examples of the operations conducted by the Group in 2003 are presented below.

HEALTH

Lagardere Active Broadband took part in fund raising for AIDS by means of an SMS operation for the benefit of the association "*Ensemble contre le Sida*".

EDUCATION, YOUTH AND EMPLOYMENT

- In Switzerland, Hachette Distribution Services, through its subsidiary Naville Détail, gave its support to a national campaign to prevent suicide among young people.
- The Daily Regional Newspaper business of the Hachette Filipacchi Médias division is highly involved in a number of school and University exchange programs.
- Within the Hachette Distribution Services division, most of the outlets trading under the Relay sign took part, in a large number of countries they operate in, in the campaign to support education organized by UNICEF.
- In partnership with the City of Paris, Lagardere Active Broadband initiated an operation to encourage occupational integration with the cooperation of voluntary employees.

LOCAL INVOLVEMENT

Following the extensive flood damage that occurred around Arles in the South of France, Hachette Filipacchi Médias' regional daily "La Provence", with the help of the local chambers of commerce, set up a column for exchanges between corporate entities and professionals in order to facilitate solidarity actions and help the flood-damaged area to resume normal business activities as quickly as possible.

PROMOTION OF WOMEN

- To enable Afghan women to become informed and educate themselves, Hachette Filipacchi Médias accompanied the launch of the Afghan women's magazine "Roz" (The Day) by supplying the equipment -especially computers, printers and scanners- and by sending a team of journalists, photographers and layout experts from "Elle" to Kabul for several weeks, to help the Afghan journalists design and put together the magazine.
- For the third year running, the magazine "Version Femina", published by a subsidiary of Hachette Filipacchi Médias, awarded the *Femmes Version Femina* prize, which pays tribute to women who have devoted their action to helping attitudes and customs evolve.

CULTURAL OPERATIONS

- The *Louis Hachette* prize, which designates the best journalists in their profession and thereby spreads the rules of the art by exemplariness, each year awards the best articles/reports/works or interviews produced during that year.
- In 2003, the magazine "Paris-Match", published by a subsidiary of Hachette Filipacchi Médias, sponsored a number of exhibitions.

The Group also supports campaigns in favor of the freedom of the press, conducted by the organization "*Reporters Sans Frontière*". It also has an involvement in the institutional development of the print media, particularly as illustrated by its actions in associations such as the "*Association Presse-Liberté*", which Hachette Filipacchi Médias animates and whose purpose is to defend and promote press freedom.

Lastly, as part of the Chinese government's initiative to reform its publishing industry, an institutional partnership has been set up between the division Hachette Filipacchi Médias and the Chinese "General Administration for Periodical Press" (GAPP). The aim of this cooperation is to encourage the familiarization of Chinese publishers with the French professional standards and practices as well as work methods and organizational methods that would allow the Chinese publishing sector to restructure itself. Thus the Group, at the request of

GAPP, is organizing training seminars for Chinese publishers, both in France and in China.

4_2_6 Environmental information

The Group's business activities are centered on the media, and have relatively few repercussions on the environment; the Group nonetheless takes care to manage the consequences on the environment of its business activities in a responsible manner (see section 4_4_3 below).

The Group also takes into account a certain number of preoccupations in relation to the lifecycle of paper, particularly concerning procurement and the recycling of returns.

PROCUREMENT

The Print Media division has implemented centralized paper procurement conditions for the whole world, with suppliers who are world leaders including in the taking care of the needs for sustainable development in all phases of production.

The suppliers chosen are mainly Scandinavian (Sweden, Finland, etc.). They all have public information policies on the enhancement of their environmental performances, on the application of the top international or regional standards such as ISO 14001 and/or the European Commission's Eco-Management and Audit Scheme (EMAS) or their equivalents, and on the efforts they make in terms of reducing air and water pollution, water and energy consumption and for the treatment of industrial effluent.

The Print Media division's paper suppliers also specify that they demand the same commitments from their own suppliers and partners. They also indicate that they want an increasing amount of the raw materials used (logs, thinning yield, shavings, etc.) to come from forestry exploitations applying best practices (certified by outside organisms) and that the manufacture of fibers based on the use of recycled paper has been steadily increasing over the last few years in considerable proportions. The two most important suppliers of paper for the Print Media are listed and ranked by the "Dow Jones Sustainability Index".

The Book Publishing division applies the same principles in its relations with its main paper suppliers who are European and North American, with centralized procurement being limited to France only.

RETURNS

Returns in the Print Media division are retrieved by the distributors who are responsible for having them recycled industrially by paper manufacturers. To the unsold print media copies returned are added the "scrap cuttings" and the "over issues" of daily regional newspapers, which are also recycled by the paper manufacturers.

In the Book Publishing division in France, unsold books are retrieved centrally on one of the division's sites and transferred to an external service provider who ensures their destruction and recycling.

Generally speaking, within their distribution activities, the Group's divisions dispose of their unsold copies to subcontractors who take care of recycling.

4_3 Investment and innovation policy

Purchases of tangible and intangible assets

Business segments (in millions €)	1999	2000	2001	2002	2003
Lagardère Media	*220*	*197*	*268*	*228*	*206*
Automobile	*55*	*60*	*24*	*33*	*-*
High Technologies	*172* (¹)	*157* (²)	*332*	*349*	*445*
Other Activities	*7*	*8*	*3*	*1*	*1*
TOTAL	**454**	**422**	**627**	**611**	**652**

(¹) Aerospatiale Matra included on a 33% basis.
(²) Aerospatiale Matra included on a 33% basis for the first half of 2000 and EADS on a 15.14% basis for the second half-year.

Purchases of long-term investments

Business segments (in millions €)	1999	2000	2001	2002	2003
Lagardère Media	*583*	*1,227*	*453*	*1,415* (³)	*55*
Automobile	*0*	*5*	*2*	*0*	*-*
High Technologies	*179* (¹)	*112* (²)	*169*	*284*	*190*
Other Activities	*53*	*23*	*9*	*14*	*8*
TOTAL	**815**	**1,367**	**633**	**1,713**	**253**

(¹) Aerospatiale Matra included on a 33% basis.
(²) Aerospatiale Matra included on a 33% basis for the first half of 2000 and EADS on a 15.14% basis for the second half-year.
(³) Including € 1,180 million paid for the acquisition of Vivendi Universal Publishing.

While Lagardère holds leading positions worldwide in its core businesses, it is thanks to its expertise in creative know-how which has always been a top priority. The capacity for innovation will continue to be an area for major effort, helping the Group to go on developing its wealth potential and thus provide original solutions to the many challenges, whether technological or cultural, educational or informative, resulting from accelerated change.

4_4 Risks

Like all corporations, Lagardère is exposed to a variety of risks in the normal course of its business, including:

- market and credit risks,
- damage to property, industrial property rights and brand names owned by the Group or third parties, as well as to people or the environment,
- unforeseen losses of revenue, and
- civil liability resulting from the Group's products and activities.

Very special attention is paid to the management of these risks, both at the level of operating entities and at corporate level where the Group's risk management activities are reviewed centrally.

Following the contribution of Matra Hautes Technologies to Aerospatiale Matra and the creation of EADS NV, the management of risks involving the entities concerned has been the duty of EADS, which has its own risk monitoring systems, described in EADS' own reference document.

4_4_1 Market risks (interest rate, exchange rate, equity and credit risks)

The Group makes use of specific risk analysis tools to quantify its exposure to market risks using the VAR method.

Market risks are monitored at Group level by the Treasury and Finance Division in cooperation with the Risks Division, under the responsibility of the Group's Chief Financial Executive. Periodic reports are submitted to General Management. The Group has implemented a specific policy to reduce risks, introducing authorizations procedures and internal controls and utilizing risk management tools to identify and quantify these risks. Derivatives are used exclusively in non-speculative hedging transactions.

4_4_1_1 Credit risk

Analysis and maturities of the Group's principal borrowings, excluding EADS, are presented below:

Type of borrowing or loan	Interest rate	Amount (in millions €)	Maturities	Risk coverage
Bond borrowings	*Variable rates*	*912*	*2004/2013*	*Conversion of foreign currencies into euros, and fixed rates into variable rates*
	Fixed rates	*768*	*2005* *	*None*
Leasing commitments	*Variable rates*	*101*	*Annual*	*None*
Bank loans				*None*
Euro		*871*	*2004/2008*	*(Loans maintained at*
Sterling pound	*Variable rates*	*23*	*2004*	*variable rates in their*
Yen		*40*	*2004/2006*	*original currencies)*
Other		*3*	*2004*	
Other borrowings	*Variable rates*	*97*	*2004*	*None*
Undrawn credit lines	*-*	*1,589*	*2004/2006*	*None*

* Bonds exchangeable for T-Online shares with an early exchange option (before June 30, 2005) granted to bondholders.

Not shown above are the perpetual subordinated notes issued in 1992 which are included under borrowings in the balance sheet for € 287 million. Per se, this debt has no maturity.

At the end of 2003, bond borrowings accounted for 60% of the Group's total borrowings (excluding perpetual subordinated notes), up from 46% at the end of 2002, principally owing to the 10-year bond refinancing issues launched in 2003 (€ 100 million on the markets and a € 150 million new private placement in the US).

The credit risk was minimal since debt with maturities within two years amounted to € 1,118 million (€ 328 million within one year), cash and marketable securities totaled € 1,436 million and unused credit line facilities € 1,589 million.

Risks arising from early redemption clauses included in certain contracts

Bond borrowing or bank loan agreements may include financial ratio requirements. Most financial ratios establish limits in the form of minimum stockholders' equity, or maximum indebtedness calculated as a proportion of shareholders' equity or EBITDA. Failure to meet these ratio requirements enables the lenders to request immediate reimbursement of their loans.

Lagardère SCA is subject to such clauses in respect of:

- bonds issued in January 2001 for US$ 500 million and in July 2003 for € 150 million;
- syndicated bank loans obtained in June 2001 for € 1,350 million (undrawn at December 31, 2003) and in July 2003 for € 770 million.

In all cases, the ratios must be calculated every six months on the basis of the consolidated accounts as restated to include EADS by the equity method instead of the proportional method.

At December 31, 2003, stockholders' equity, gross indebtedness and net indebtedness calculated as defined in the contracts were below contractual limits, thus enabling the Group to raise new funds, if necessary, without the prior agreement of these lenders.

4_4_1_2 Interest rate risk

The Group's net cash surplus (cash in hand and in banks plus equivalent marketable securities) totals € 912 million. This surplus earns interest at variable rates thus providing natural coverage for the Group's € 2,334 million variable-rate borrowings. Most of the risk deriving from a potential rise in the cost of borrowings therefore only concerns that portion of variable-rate gross indebtedness not currently covered by the net cash surplus, i.e. € 1,422 million. An interest rate variation of 1 point up would result in an additional charge of € 14 million each year.

Fixed-rate borrowings are principally comprised of the 2.5% bonds exchangeable for T-Online securities.

4_4_1_3 Exchange rate risk

The Group's exposure to foreign exchange rate risks arising from commercial transactions is very limited owing to the nature of its business activities in France and in foreign countries. In general, normal operating activities are financed through borrowings denominated in the local currency.

The principal financial transactions carried out in foreign currencies in France (servicing of the perpetual subordinated notes issued in US dollars in 1988 and the bond private placements in US dollars issued in 2001 and 2003).

Foreign currency hedging transactions are described in note 26 of the Notes to the consolidated financial statements (Off-balance sheet commitments). These transactions principally include forward currency sales agreements amounting to € 2 million, and forward currency purchases agreements amounting to € 20 million.

4_4_1_4 Equity risk

The Group's principal direct or indirect investments in listed companies are:

→ Companies	Number of securities	Market price on December 31, 2003	Market capitalization at December 31, 2003
Lagardère SCA	*4,400,494*	*45.77 €*	*201,410,610 €*
EADS	*122,223,852*	*18.85 €*	*2,303,919,610 €*
T-Online (see below)	*69,633,116*	*10.30 €*	*717,221,095 €*

Changes in the value of treasury stock are taken to consolidated stockholders' equity. As a listed company, EADS is subject to stock market changes. However, in view of the consolidation method used (proportional method; 15.04% interest), the value of this investment in Lagardère's consolidated financial statements is not affected by market changes.

T-Online securities are included in marketable securities for a net amount of € 522 million, or € 7.50 per share. This value was determined on the basis of the average stock price of the share in December 2003, € 10.29, less (i) a discount to reflect the low liquidity of the Group's interest in T-Online, and (ii) an adjustment resulting from a comparison with listed companies operating in the same industry sector in Europe, taking account of the historically high volatility of T-Online shares.

4_4_2 Legal risks

4_4_2_1 Special regulations applying to the Group

The Group is subject to specific laws and regulations in the exercise of its business activities, in particular, as regards Lagardère Media, those relating to the print media, book publishing, distribution and audiovisual communication.

In its book publishing and distribution business activities, the Group is in particular subject to French regulations relative to single book pricing and to qualitative and quantitative discounts afforded to distributors, as well as the regulations applicable to works for young people.

In both its book publishing and print media operations, the Group is subject, in particular, to the laws and regulations concerning libel, image and the respect of privacy.

Furthermore, in its distribution activities, the Group is subject to certain specific regulations, particularly those applicable to the sale of print media, foodstuffs and tobacco or alcoholic products as well as duty free products (which are the subject of conventions signed with the Customs authorities).

Lastly, the law of September 30, 1986, relative to freedom of communication is applicable to the Group's French operations in the field of audiovisual communication. The exploitation of radio and television services by the Group in France is subject to authorizations issued for a specific period, by the French broadcasting authority (CSA). The resultant obligations are embodied in a convention signed with the CSA and renewal takes place under the conditions stipulated by the previously mentioned law.

4_4_2_2 Risks associated with brands

The Group pays particular attention to the protection of its portfolio of commercial trademarks (see section D.4., page 175). However, some of the countries in which the Group operates afford less effective protection of industrial property rights than Europe or North America.

4_4_2_3 Dependency of the Company on certain contracts – Major customers

While operations in the area of high technology are extremely cyclical and are characterized by long start-up periods and large long-term contracts with high unit values, Lagardère Media's operations are highly sensitive to market conditions and have very short economic cycles. They are mass market oriented, and the customer base is widely diversified.

4_4_2_4 Risks associated with pending litigation

CONSTRUCTION OF THE TAIPEI VAL

Within the framework of the VAL construction project in Taipei, the civil engineering works, for which DORTS (Department of Rapid Transit Systems) was responsible, were handed over to Matra Transport almost three years late.

This significant delay caused cost overruns which led Matra Transport to file a claim with a Taiwanese arbitration tribunal. The tribunal decided, on October 6, 1993, to award an amount in excess of FRF 200 million (€ 30.49 million), about 60% of the cost overruns claimed, and to postpone the contractual start-up date, initially planned for January 12, 1992.

On September 12, 1994, the District Court of Taipei, acting at the request of DORTS, canceled the arbitration tribunal's decision of october 6, 1993 on procedural grounds. Matra Transport, which had suffered significant damages and had a right to compensation, facts which were not denied, took appropriate action seeking reversal of the cancellation.

Following two unfavorable decisions rendered by the High Court of Taipei on April 2, 1996 and November 26, 1997, both of which were subsequently canceled by the Supreme Court of Taiwan in two decisions rendered on April 25, 1997 and September 11, 1998, the same High Court, acting at the request of Matra Transport, rendered a decision on July 28, 1999 by which it reversed the District Court's decision of September 12, 1994 on the grounds that there was no cause for canceling the arbitration tribunal's decision of October 6, 1993.

In a ruling of November 24, 2000, the Supreme Court rejected the appeal lodged by DORTS against the decision of July 28, 1999.

Matra Transport immediately began proceedings before the District Court for implementation of the arbitration tribunal's decision of October 6, 1993. However, DORTS applied to the same District Court for non-execution of the decision, mainly on the grounds that Matra Transport's rights had expired.

Contrary to all expectations, the District Court found in favor of DORTS on May 17, 2001. This ruling was confirmed on November 22, 2001 by the High Court, which decided that the term of limitation applicable in this case was five years from the announcement of the decision of October 6, 1993. It also criticized Matra Transport for not attempting to implement that decision, notwithstanding its cancellation on September 12, 1994.

Matra Transport lodged an appeal against this decision, and on August 14, 2003, the Supreme Court overturned the High Court ruling of November 22, 2001, sending the litigation between Matra Transport and DORTS back to the High Court for a new hearing. This amounted to severe criticism of the November 2001 ruling, and the Supreme Court firmly suggested the High Court should pay particular attention to the legal nature of Matra Transport's rights under the arbitration tribunal's decision of October 6, 1993 and the corresponding statute of limitations. Following this Supreme Court decision, the dispute is currently due to come before the High Court for a second time.

Nevertheless, execution of the decision of October 6, 1993 will remain suspended until a proper legal settlement is reached for the litigation with DORTS.

As Lagardère has not recognized any deferred income in connection with this litigation, the legal outcome can have no negative impact on the consolidated financial statements.

Furthermore, Matra Transport has submitted a second claim to DORTS for amounts withheld by DORTS on the price payable to Matra Transport for construction of the VAL, and for delays attributable to DORTS, independent of those taken into account in the arbitration tribunal's decision of October 6, 1993. This claim has been filed with the District Court of Taipei and is currently under examination.

ACQUISITION OF LV & CO BY LAGARDÈRE ACTIVE BROADCAST ("LAB")

In the second half of 2002, LAB entered into an agreement for the acquisition of LV & Co, which owns the MFM radio network and the Paris radio station Voltage. Under the terms of this agreement, LAB was initially to take a minority interest in LV & Co (19.9%) and subsequently, subject to the prior sale of Voltage by LV & Co and the approval of the *Conseil Supérieur de l'Audiovisuel* ("CSA"), to take over control of the company. The prior sale requirement was due to anti-trust laws applicable to all radio broadcasters, and thus to Lagardère.

A former minority shareholder of LV & Co also applied to acquire the Voltage radio station, but his bid was unsuccessful as it was not the highest. This disappointed shareholder then brought a series of actions before the French courts and the CSA in an attempt to suspend or even cancel the sale of Voltage and LAB's takeover of LV & Co.

As a result of the delay this caused in completing the planned operations, LAB met LV & Co's financing needs while the dispute was in progress, in keeping with the prospects for future changes in ownership.

On December 19, 2003, the CSA decided to suspend issuance of an opinion on the proposed takeover of LV & Co by LAB while this state of affairs was ongoing, and asked LAB to sell back the 19.9% of the capital of LV & Co it had already acquired.

The shareholders selling stakes in LV & Co reacted to this decision by drawing up new agreements designed to reverse the original agreements, in compliance with the CSA's decision, and to redefine the basis for a takeover of LV & Co and LAB.

Briefly, under the terms of these new agreements: (i) the 19.9% share in LV & Co is to be sold back, (ii) the current account advance by LAB to LV & Co is to be repaid using the proceeds of the sale of Voltage (authorized by the CSA on January 29, 2004), and (iii) LAB is to acquire 100% of the capital of LV & Co, subject to approval of the transaction by the CSA.

Given that these agreements incorporate all the recommendations made by the CSA in its decision of December 19, 2003, LAB is confident that approval will be forthcoming for this transaction, which has remained strategically valid throughout.

TAX MATTERS – LAGARDÈRE

Tax audits were carried out by the French tax authorities concerning several companies and fiscal years. The tax audits resulted in additional tax assessments, all or part of which were contested. Provision has been made to take account of the additional assessments notified by the tax authorities and agreed by the companies, and also for the amount estimated as the risk corresponding to the disputes still pending.

TAX MATTERS – ARJIL & CIE

2003 saw the settlement of the dispute with the French tax authorities relating to corporate taxes for the years 1988 to 1992. The tax authorities paid out € 2.2 million in interest on arrears and refunded € 6.3 million in respect of the reassessments contested. This resulted in a € 8.5 million impact on cash, and a positive impact of € 4.5 million on the financial statements.

OTHER MATTERS

In the normal course of its business, the Group is involved in a number of disputes principally related to contract execution. Adequate provisions are made, where considered necessary, to cover any risks that may arise from general or special disputes.

To the best of the Group's knowledge, there are no other cases of litigation or arbitration in existence which may have a significant negative effect on its financial position.

4_4_3 Industrial and environmental risks

The management of industrial risks and risks related to the environment makes use of methods, tools and procedures that aim to identify, quantify and then reduce any significant risks.

The Group conducts in-house operations designed to reinforce the corporate risk culture by sharing information and raising awareness, and secondly, to enhance specific visibility of certain emerging risks, as well as the capacity to meet any crisis that may arise.

4_4_3_1 Identified risks

With the exception of automobile manufacturing, which has now stopped, the Group's business activities fall mainly into the service category, and many of its assets are intangible. The Group is nevertheless exposed to industrial and environmental risks, related to certain businesses. The nature of the risks incurred (paper, solvents, waste products, etc.) is not specific to the Group and also relates to similar activities. These business activities include:

- Print Media: printing facilities for the regional daily newspapers, warehouses;
- Book Publishing: warehouses;
- Distribution Services: warehouses;
- Automobile: spare parts warehouses.

Certain sites are subject to authorization or a declaration of exploitation from the administrative authorities. There are no sites classified SEVESO 1, nor SEVESO 2.

4_4_3_2 Prevention policy

The Group pays particular attention to the prevention of industrial risks and the protection of the environment, in order to limit the probability of an adverse event occurring.
The sites apply regulations and implement operational procedures, quality systems and a set of security measures specific to each individual business sector.

4_4_3_3 Assessment of risk impact

The Group assesses the impact of risks at both local and central level, based on in-house expertise and calling upon external specialists.

The Group has no knowledge of any items or situations likely to have a significant impact on its assets or operating results. However, certain sites have an industrial past and there is always the possibility that soil or underground water may have been contaminated or that contamination may be discovered in the future.

More generally, the costs related to the evaluation and treatment of industrial and environmental risks are included in the investment and expense accounts concerned and their relative size does not require that they be identified separately.

However, future events, such as changes in regulations or the identification of new risks, could have a negative impact, which the Group would then have to take into account.

4_4_4 Insurance – Risk coverage

Risks that cannot be eliminated totally are retained or transferred to the insurance market when their relative size justifies it, depending on the availability of coverage at reasonable conditions. The Group (excluding EADS) does not have a captive reinsurance company. However, it reserves the right to be its own insurer for certain risks that are difficult or impossible to insure. The divisions may find it necessary to insure part of their frequency risks themselves, up to a ceiling of € 1 million.

Insurance policies concerning EADS are taken out and managed under EADS' sole responsibility. They are described in the EADS reference document.

4_4_4_1 Insurance policies

The major insurance policies cover property, business interruption and legal liability. Depending on the type of risk, coverage consists of permanent policies and additional coverage for specific projects.

In spite of the major crisis that has hit the world insurance market for the last three years - resulting in a considerable reduction in the number of products on offer and a sharp rise in the cost of policies - the Group and its operational divisions were able to obtain coverage adapted to their activities throughout the world. Thanks to a coordinated insurance procurement policy, the Group was also able to stabilize budgets and sometimes even reduce them.

The Group continues to pay close attention to the selection of its insurers and the review of their creditworthiness.

4_4_4_2 Risk coverage

Insurance policies are taken out mainly at the level of the divisions and their sites. There are such a large number of different situations that it would be difficult to give details of the ceilings in an exhaustive manner.

INSURANCE FOR LOSSES AND INTERRUPTION OF BUSINESS

Risks insured

Insurance policies cover the risks of fire/explosion, thunder, water damage, storms, natural catastrophes, attacks and terrorism. Whenever specific legislation applies to these risks in some countries, the cover is subscribed to in compliance with the legislation applicable in each country concerned.

Limits to coverage

As a general rule, insurance for losses and interruption of business are taken out for the amount at risk (values of assets and cost of business interruption); in some cases, they comprise contractual payment thresholds agreed in advance with the insurer. These franchises are adapted to the capacities of the divisions and their sites.
The highest insurance limits subscribed to in the Group are € 385 million to cover certain facilities of Hachette Livre and € 250 million for Daily Regional Newspapers. The other limits insured are less than or equal to € 100 million. Furthermore, for the different ceilings described above, sub-limits specific to certain risks (storms, earthquakes, flooding, for example) may apply.

LEGAL LIABILITY

Risks insured

For the legal liability of operations and products, third party material damage or bodily harm, cover is subscribed to at the level of the division or sometimes the business line.

Limits to coverage

In terms of legal liability, the maximum severity of exposure is difficult to assess, and the levels insured by the divisions and their sites depend on the availability of coverage at an acceptable economic cost. Excluding the United States, the amounts of cover subscribed to within the Group are generally between € 5 and € 10 million, to which should be added an additional € 20 million in excess of € 10 million, for media activities.

In the United States, the highest limit is US$ 100 million. In addition, for the various ceilings described above, specific sub-limits may apply to certain risks.

AMOUNT OF PREMIUMS

In 2004, the global budget of the main insurance policies subscribed to by the Group is an estimated € 12.4 million (excluding collective insurances) divided up as follows:

- Losses and interruptions of business: € 6.2 million
- Legal liability: € 2.6 million.
- Other (mainly automobile, transport, exposure and insurance of people): € 3.6 million.

4_4_5 Other special risks, including labor relations

On a daily basis, the Group handles the management of labor relations with strict vigilance and impeccable integrity. Highly respectful of employees and labor regulations, the Group implements a voluntary policy of optimizing standards relating to health and safety at work.

The Group is not exposed to labor risks but is nonetheless always attentive to new situations that could be potential sources of risk (see section 4_2 Social and environmental information).

Part 5

Net assets

Financial position
Results

5

5_1 Movements in Lagardère SCA share prices

5_1_1 Closing share prices – January 2003-March 2004


€
Points
Lagardère
CAC 40
53
48
43
38
33
28
4,600
3,950
3,300
2,650
2,000
Jan. 03
Feb. 03
Mach 03
April 03
May 03
June 03
July 03
Aug. 03
Sept. 03
Oct. 03
Nov. 03
Dec. 03
Jan. 04
Feb. 04
March 04

Source: GL Multimédia

5_1_2 Closing share prices – January 2002-March 2004


€
Points
Lagardère
CAC 40
58
53
48
43
38
33
28
6,100
5,100
4,100
3,100
2,100
Jan. 02
Feb. 02
March 02
April 02
May 02
June 02
July 02
Aug. 02
Sept. 02
Oct. 02
Nov. 02
Dec. 02
Jan. 03
Feb. 03
March 03
April 03
May 03
June 03
July 03
Aug. 03
Sept. 03
Oct. 03
Nov. 03
Dec. 03
Jan. 04
Feb. 04
March 04

Source: GL Multimédia

5_2 Per share data

in €	1999		2000		2001		2002		2003	
	non diluted	diluted (¹)	non diluted	diluted (²)	non diluted	diluted (²)	non diluted	diluted (²)	non diluted	diluted (²)
Net earnings per share	2.00	1.91	4.51	4.30	4.59	4.41	(2.16)	(2.16)	2.47	2.42
Net assets per share	19.27	18.37	28.80	27.46	30.63	29.08	27.32	27.31	28.75	28.86
Cash flow per share	5.15	4.91	5.40	5.15	4.26	4.04	4.41	4.34	6.02	5.88
Market price at Dec. 31	54.00		61.80		47.00		38.71		45.77	
Dividend	0.78		0.78		0.82		0.82		0.90 (³)	

(¹) Including new shares that may be created as a result of share subscription warrants, stock options and convertible bonds.

(²) Including new shares that may be created as a result of stock options.

(³) Proposed dividend to be approved by the Annual General Meeting on May 11, 2004.

5_3 Creation of shareholder value

5_3_1 External measure of value created

Return on investment for an investor having acquired one share in Lagardère SCA was 20.4% between January 1 and December 31, 2003. This return, which takes into account the unrealized capital gain and dividend received, is the simplest means of measuring the value created for shareholders.

5_3_2 Internal measure of shareholder value created

The economic value added may also be measured by comparing earnings before interest and taxes (EBIT), less theoretical tax at the statutory rate, with cost of capital employed.

- EBIT represents operating income plus financial income items, other than interest income and expenses and income from short-term investments, and non-operating items, after deducting theoretical tax and incorporating results of companies accounted for by the equity method. This calculation does not include amortization of goodwill and other intangible assets.
  EBIT also excludes the effect of the sale of Club-Internet and the valuation of T-Online securities that were received in exchange. In 2000, a gain of € 820 million before tax was recorded on this sale. In 2002 and 2001, provisions of € 278 million and € 157 million respectively (before tax) were recorded on T-Online securities. Part of these provisions was released in 2003 (€ 121 million).

- Capital employed represents fixed assets excluding premiums on perpetual subordinated notes and amortization and write-downs of goodwill and other intangible assets, to which working capital requirements are added. Averages of opening and closing balances are used for this purpose.
- Cost of capital employed was calculated using a rate equal to the weighted average of cost of capital stock - i.e. the discounting rate resulting in a present value of future cash surpluses equal to Lagardère SCA's share price on December 31, 2003 of € 45.77 per share - and cost of borrowings at the same date.

The calculation for the year 2003 is as follows:

Average capital employed (in millions €)	2002 Restated		2003
Fixed assets, net + working capital requirements	*6,302*		*5,721*
Amortization of publication rights and editorial & commercial assets	*118*		*110*
Amortization of goodwill	*494*		*676*
Premiums on perpetual subordinated notes	*(574)*		*(625)*
Capital employed at December 31 *	**6,340**		**5,882**
Average capital employed		**6,111**	

* Average capital employed at December 31, 2002 is calculated from restated balance sheet figures, i.e. excluding the Automobile business segment.

EBIT after tax at the statutory rate (in millions €)	2003
Operating income	*671*
Income from companies accounted for by the equity method (¹)	*85*
Non-operating expenses	*(26)*
Interest income, excluding interest and income from short-term investments (²)	*2*
Tax at the statutory rate (35.43%)	**(229)**
EBIT after tax at the statutory rate	**503**

(¹) Excluding amortization of intangible assets.
(²) Excluding release from T-Online provision (€ 121 million).

Creation of shareholder value (in millions €)	2003
Average capital employed	*6,111*
Cost of capital (annual rate)	*8.27%*
Cost of capital	**505**
EBIT after tax at the statutory rate	*503*
Economic value added after tax	**(2)**

5_4 Transition to IFRS

In application of EU regulation n°1606/2002 of June 2002, Lagardère, as a company listed on a European market, must establish its consolidated financial statements for financial years as from January 1, 2005 in compliance with International Financial Reporting Standards (IFRS). These standards, drawn up by the International Accounting Standards Board (IASB) will replace the French standards currently used by the Group.

The published 2005 financial statements must also include pro forma financial statements for 2004, restated to meet IFRS requirements and provide comparative information. In order to produce these pro forma accounts, Lagardère will prepare an opening balance sheet at January 1, 2004, the date from which IFRS will be applied and at which the impacts of the transition will be recognized, (mainly as adjustments to shareholder's equity).

In 2003, Lagardère introduced a plan for the transition to IFRS, designed to identify the main differences between the two sets of accounting standards and to prepare the opening balance sheet at January 1, 2004 under the standards applicable in 2005. The analysis cannot be finalized until the IASB has published the last few standards currently under revision (expected at the end of the first quarter of 2004) and their endorsement by the European Union.

This plan concerns all entities included in the consolidation, although the EADS group is working to its own transition plan.

Content and progress of the plan

To guarantee consistency in accounting policies and their implementation within the Group, Lagardère's IFRS transition plan is supervised by a central team led by the Group's Accounting Department, which is responsible for the plan's overall organization and coordination of the tasks delegated to operational divisions.

In the first phase, the diagnostic phase, the main differences between the new standards and current practices were identified. This phase was carried out with the assistance of the Statutory Auditors and ran from April 2003 to completion in September 2003. The next phase, the implementation phase, covers three main projects:

- definition of the new account formats and preparation of an analysis to serve as a basis for adaptation of existing processes and information systems. Some aspects of the transition to IFRS require alterations to the chart of accounts, which in turn require changes to the parameters of information systems processing data for the consolidation. This project, begun in 2003, will be ongoing throughout 2004 and can only be completed once all standards applicable from 2005 are known in detail;
- a study of the future application of IFRS 39 regarding the presentation and recognition of financial instruments. Although this standard has not yet been endorsed by the European Union, the Group has drawn up a provisional list of the instruments concerned and has started developing simulation models for their valuation.

- a survey of employee benefits throughout the Group, to identify post-employment benefits financed under defined benefit plans and deferred compensation plans. These are subject to specific valuation rules under IFRS 19 ("Employee benefits"). The survey was finished in 2003, and 2004 will see the final classification of the plans in the light of IFRS 19, and actuarial valuation of the corresponding commitments.

Impact of the differences identified

At December 31, 2003, the IASB had not yet published the final versions of certain major standards and interpretations to apply from 2005. This mainly concerns the standards concerning share-based payment (ED 2), business combinations (ED 3), assets held for sale (ED 4) and macro hedging (IFRS 39 – amendment), and revised versions of the standards concerning the impairment of assets (IFRS 36) and intangible assets (IFRS 38). All these standards, and some others already published by the IASB, are still awaiting EU endorsement: this is the case for the standards concerning financial instruments (IFRS 32 and 39) and first-time application of IFRS (IFRS 1), and all the standards revised under the "improvement" project.

Until endorsement is given and the expected revisions to standards are known, the Lagardère Group considers it is not in a position to draw up a comprehensive inventory of differences between domestic French standards and IFRS, and therefore to assess the full impact of the transition.

However, at this stage of the plan, the following major differences requiring restatement of the financial statements have been identified:

- Reclassification of securitizations of trade receivables, leading to reinclusion in the balance sheet of the assigned assets and cancellation of deposits paid, with recognition of a corresponding financial debt. At December 31, 2003, the corresponding debt amounted to € 229 million.
- Unlike French regulation CRC 99-02 on consolidated financial statements, IFRS 12 requires deferred tax liabilities to be recognized on all intangible assets recorded at the time of a business combination, including those not generally amortized and which cannot be transferred independently of the company acquired.
  The same applies to differences between the tax value and the book value of investments in companies included in the consolidated financial statements under the equity method. As a result of the new rules, the Group will have to record further deferred tax liabilities for an amount provisionally estimated at € 270 million.
- Finally, as explained above, the Group is currently redefining the format of its financial statements and studying the impact of the application of IFRS 19 ("Employee benefits") and IFRS 39 ("Financial instruments").
  The main impacts of introducing IFRS 39 concern:
  - valuation of non consolidated investments and available for sale securities whose fair value will be assessed under the rules set out in the standard;
  - recognition in the balance sheet of all derivative financial instruments (interest rate and currency swaps, forward currency purchases and sales, embedded derivatives in certain borrowings, such as the bonds exchangeable for T-Online shares);
  - presentation of perpetual subordinated notes.

5_5 Review of results and cash flows

5_5_1 General

The consolidated financial statements of Lagardère are prepared in accordance with accounting methods and principles generally accepted in France.
All figures are expressed in millions of euros.
The consolidated income statements are summarized below.

	1999	2000 published	2000 restated	2001	2002 published	2002 restated	2003	
Net sales	*12,285*	*12,192*	*11,875*	*13,295*	*13,216*	*12,434*	*12,454*	*(appendix 1)*
Operating income	*520*	*572*	*474*	*514*	*440*	*432*	*671*	*(appendix 2)*
Interest income (expense), net	*(23)*	*(110)*	*(95)*	*(15)*	*(331)*	*(368)*	*42*	
Operating income after interest	*497*	*462*	*379*	*499*	*109*	*64*	*713*	
Non-operating income (expenses), net	*16*	*651*	*653*	*353*	*(371)*	*(98)*	*(79)*	
Other expenses, net	*(168)*	*(498)*	*(472)*	*(225)*	*(25)*	*(24)*	*(276)*	
Net income (loss) before minority interests	*345*	*615*	*560*	*627*	*(287)*	*(58)*	*358*	
Net income (loss)	*241*	*581*	*528*	*616*	*(291)*	*(62)*	*334*	*(appendix 3)*

The above table shows the published results for 2000 together with pro forma results for 2000 restated to include 15.14% of EADS' results for the first half-year of 2000 (not adjusted for changes in group structure, especially the changes in Airbus) using the proportional method, whereas 33% of Aerospatiale Matra's results were proportionally consolidated for the same period in the published financial statements.
The Automobile segment is no longer consolidated in 2003: the costs of withdrawal from this activity were entirely provided for at December 31, 2002. Comparative amounts presented above for 2002 show the published results for 2002 together with pro forma results restated to exclude the Automobile segment's contribution (see note A – Significant events in 2003, in the Notes to the consolidated financial statements).
Operations by main business segments are analyzed below.

5_5_2 Lagardère Media

The Media segment includes the operations of the Book Publishing, Print Media, Distribution Services and Lagardere Active divisions.
Significant changes in this segment's structure during 2003 were as follows:

Book Publishing

- Following the sale of Centre Educatif et Culturel, this Canadian subsidiary is no longer consolidated. In 2002, it was accounted for by the equity method.

Print Media

- Hachette Filipacchi U.K., the Group's wholly-owned subsidiary formed in 2002 after the acquisition of the British magazine publisher Attic Futura was fully consolidated for 12 months in 2003 (four months in 2002). As a result of this acquisition, the joint company magazines *Elle*, *Elle Decor* and *Elle Girl*, were taken over by Hachette Filipacchi U.K., followed by the purchase of the magazine *Red*.

- A new subsidiary, Multiediciones Universales, was acquired in Spain and fully consolidated as of January 1, 2003.
- The 49% interest in the new subsidiary Hachette Marie-Claire Italia, jointly held with the Marie-Claire group, was consolidated as of January 1, 2003 using the proportional method.
- The subsidiary Hachette Digital Presse was sold and deconsolidated as of January 1, 2003.

Distribution Services

- Société de Distribution Aéroportuaire (SDA), created in association with Aéroport de Paris to run magazine and book stores in airports, was consolidated proportionally at 51% as of June 1, 2003.
- The magazine and book stores network in the Czech Republic was 50% consolidated using the proportional method following the sale of a 50% interest to the Finnish group Rautakirja; it was fully consolidated in 2002.

Lagardere Active

- New production and distribution companies were consolidated in 2003: Les Productions 22 (twelve months vs. four months in 2002), B3Com, and M5.
- MCM Africa, Legion Taiwan and Legion Denmark were sold and deconsolidated.

Summarized statements of income and cash flows of this segment are as follows:

Income statements	2001	2002	2003
Net sales	**7,668**	**8,095**	**7,944**
Operating income	*353*	*385*	*427*
Interest income (expense), net	*(240)*	*(363)*	*55*
Operating income after interest	**113**	**22**	**482**
*Non-operating expenses, net **	*(46)*	*(53)*	*(28)*
*Net income from companies accounted for by the equity method **	*59*	*15*	*47*
Income (loss) before tax	**126**	**(16)**	**501**

* Excluding exceptional write-downs of intangible assets.

Cash flows	2001	2002	2003
Cash flows from operations	*269*	*357*	*428*
Net change in working capital requirements	*27*	*37*	*135*
Net cash flows from operations	**296**	**394**	**563**
Investments:			
– purchases of fixed assets	*(268)*	*(228)*	*(206)*
– purchases of long-term investments (¹)	*(453)*	*(1,415)*	*(55)*
Sales of fixed assets and investments	*117*	*26*	*89*
Net cash flows from investments	**(604)**	**(1,617)**	**(172)**
Net cash flows from operations and investments	**(308)**	**(1,223)**	**391**

	2001	2002	2003
Capital employed (²)	*3,738*	*5,002*	*4,524*

(¹) Fixed assets and working capital requirements.
(²) Including in 2002, € 1,180 million paid in advance for the acquisition of Editis (formerly VUP).

RESULTS

In an economic environment characterized in 2003 by the significant appreciation of the euro (some 17% against the dollar, 9% against the pound sterling, and almost 11% against the yen), Lagardère Media's sales for 2003 fell slightly (– 1.9%). Excluding the effect of changes in group structure and exchange rates, the increase was 2.1% overall.

The Book Publishing division performed best, with sales growth higher than the market average. Magazine Publishing saw a return to growth in spite of a difficult advertising context – particularly since the start of the war in Iraq. Hachette Distribution Services maintained its position despite a further slump in air traffic, and the reduction in music sales in the Virgin chain. Lastly, Radio and Television production enjoyed sustained growth, whereas the new media business (Lagardere Active Broadband) posted a considerable fall in sales, especially in Germany.

Operating income rose by 10.9% over 2002, to € 427 million. This increase is analyzed below:

- Operating income for Hachette Livre increased by € 15.9 million, reflecting a well-balanced development in all Publishing and Distribution activities in France, and the outstanding performance of part works in Europe.
- Hachette Filipacchi Médias recorded a € 9.6 million increase in operating income in spite of extremely adverse exchange rates. Magazine and regional daily newspapers in France were the main contributors to this increase.
- Hachette Distribution Services registered an increase of € 3.7 million in operating income, due to the good results in Belgium, Hungary and Spain.

Within the Lagardere Active division, operating income rose by € 12.8 million, primarily attributable to greatly improved results in Distribution, in addition to the contribution of Radio and Film & Television production.

Net interest income of € 55 million was recorded in 2003, an improvement of € 418 million on net interest expense in 2002.

In 2003, this heading includes a € 121 million release from the provision to write down the investment in T-Online, compared to a € 278 million provision in 2002 intended to adjust their net book value to their market price of € 5.76 at December 31, 2002. At December 31, 2003, taking account of the above release, the net book value of T-Online securities was € 7.50 per share. This value was determined on the basis of the average stock price of the share in December 2003, € 10.29, less:

- an adjustment resulting from a comparison with listed companies operating in the same industry sector in Europe, taking account of the historically high volatility of T-Online shares; and
- a discount reflecting the low liquidity of the Group's interest in T-Online, in consideration of the number of shares available for trading in the market.

On December 31, 2003, the closing price of T-Online securities was € 10.30.

Excluding these items, net interest expense of € 66 million and € 85 million would have been recorded by the Media segment in 2003 and 2002 respectively. This reduction of € 19 million reflected higher cash surpluses available in the segment's divisions and reduced financial expenses due to the fall in interest rates.

A net non-operating loss of € 28 million was recorded in 2003 (2002: € 53 million) excluding exceptional write-downs of intangible assets As in 2002, this loss includes restructuring charges incurred under the plan to boost growth and profitability.

Income from companies accounted for by the equity method (excluding the impact of exceptional write-downs) increased strongly over 2002, to € 47 million. This was the result of the turnaround at the Amaury group (following poor performances in 2002 due to the disposal of the Futuroscope theme park in France), growth at CanalSatellite and improved results at multiThématiques.

CASH FLOWS

Cash flows from operations totaled € 428 million in 2003, up € 71 million on 2002. This increase is attributable to Hachette Livre, Hachette Filipacchi Médias and Lagardere Active where the beneficial effect of a considerable improvement in results was coupled with the payment of a dividend of € 13 million from CanalSatellite.

Working capital requirements decreased by € 135 million overall, reflecting improvements in each division and the securitization, by the advertising space company Eurosud, of receivables amounting to € 15 million net.

Purchases of fixed assets totaled € 206 million in 2003, slightly lower than in the previous years, owing principally to the reduced development of the Virgin network. Following the payment of a € 1,180 million advance in 2002 for the acquisition of Vivendi Universal Publishing's assets, purchases of long-term investments in 2003 were limited to € 55 million and were made primarily in the Print Media and Lagardere Active Broadcast divisions.

Capital employed amounted to € 4,524 million in 2003, a € 478 million decrease over 2002 as a consequence of the depreciation of major foreign currencies, value adjustments recorded on certain long-term assets and reduced working capital requirements.

5_5_3 EADS

Following a share capital increase reserved for employees which took place in December 2003, Lagardère's interest in EADS was reduced to 15.04%. The results of EADS are included in Lagardère's consolidated statement of income on the basis of Lagardère's interest at December 31, 2002, i.e. 15.07%, while the balance sheet items at December 31, 2003 are included at the new percentage of 15.04%.

Summarized statements of income and cash flows of EADS, before adjustments for changes in group structure and based on the share attributable to Lagardère, are as follows:

Income statements	2001	2002	2003
Net sales	**4,486**	**4,339**	**4,510**
Operating income	*104*	*63*	*232*
Interest expense, net	*(11)*	*(29)*	*(20)*
Operating income after interest	**93**	**34**	**212**
*Non-operating income (expenses), net **	*463*	*(8)*	*(49)*
Net income from companies accounted for by the equity method	*18*	*20*	*38*
Income before tax	**574**	**46**	**201**
Income tax	*(66)*	*(20)*	*(72)*
Amortization and write-downs of intangible assets	*(45)*	*(59)*	*(45)*
Minority interests	*7*	*4*	*(13)*
Net income (loss)	**470**	**(29)**	**71**

* Excluding exceptional write-downs of goodwill.

Cash flows	2001	2002	2003
Cash flows from operations	*347*	*261*	*372*
Net change in working capital requirements	*65*	*145*	*344*
Net cash flows from operations	**412**	**406**	**716**
Investments:			
- purchases of fixed assets	*(332)*	*(349)*	*(445)*
- purchases of long-term investments	*(169)*	*(284)*	*(190)*
Sales of fixed assets and investments	*214*	*185*	*81*
Decrease (increase) in marketable securities	*(59)*	*(63)*	*46*
Net cash flows from investments	**(346)**	**(511)**	**(508)**
Net cash flows from operations and investments	**66**	**(105)**	**208**

The published consolidated financial statements of EADS were restated in accordance with accounting methods used in prior periods in order to conform with the French accounting standards applied by Lagardère Group. Foreign currency transactions were translated using the rates of exchange at which the corresponding cash flows had been hedged. Fair value adjustments recorded by EADS on certain of its foreign exchange hedging instruments were eliminated. Value adjustments made by EADS in respect of the contributions received from Aerospatiale Matra and Dasa were also eliminated, so that these contributions were included in Lagardère's consolidated financial statements at historical cost.

The table below shows a comparison between EADS' published income statement figures and the restated amounts included in Lagardère's consolidated financial statements.

	EADS (15.07% of published accounts)	Restatements	Amounts consolidated by Lagardère
Net sales	**4,540**	**(30)**	**4,510**
Operating income	*234*	*(2)*	*232*
Interest expense, net	*(28)*	*8*	*(20)*
Operating income after interest	**206**	**6**	**212**
Non-operating expenses, net	*(50)*	*1*	*(49)*
Income from companies accounted for by the equity method	*34*	*4*	*38*
Net income before tax	**190**	**11**	**201**

RESULTS

EADS' sales contribution amounted to 4,510 million in 2003, a 4% increase on the figure of € 4,339 million for 2002.

This growth is principally attributable to the A400M in the Military Transport Aircraft division, defense programs such as Eurofighter and the Aster and Storm Shadow missiles coming on line, as well as the impact of the 100% consolidation of Astrium, following the acquisition of BAe Systems' 25% shareholding. Against a background of continued recession in the air transport industry, Airbus maintained its business levels at the same level as the previous year, with the delivery of 305 aircraft (303 deliveries in 2002).

Global orders booked rose significantly compared to December 2002, mainly due to the dynamic international growth of the defense industry and to Airbus' ability to win major contracts in spite of the difficult conditions reigning in civil aviation. The order book covers more than five years' business. Among the main commercial successes were the signing of a contract to deliver 180 A400M aircraft for a total € 19.7 billion, along with the orders placed with Airbus by JetBlue Airways and Emirates Airlines for, 65 and 41 aircraft (21 of which are A380) respectively.

In the Space division, a telecommunications service contract comprising the supply of Skynet 5 satellites was signed with the British Ministry of Defence for a total £ 2.5 billion. An agreement was also signed worth € 3 billion, concerning a commitment to order 30 Ariane rocket launchers. The division is also profiting from the launch of the Galileo program, as well as the signature of contracts relating to the construction of four satellites for the CNES and Arabsat.

The Aeronautics division booked an order from the Austrian Defence Ministry for 18 Eurofighter aircraft.

Operating income rose to € 232 million in 2003 compared to € 63 million in 2002, in market conditions that were difficult for both the space and civil aviation divisions.

Airbus' operating income was stable despite the significant increase in research and development costs (principally for the A380) particularly attributable to the effect of a favorable product mix in aircraft sales and selective savings under the cost cutting plan. Space dropped back compared to 2002 and again made a negative contribution due to the unfavorable environment in the market for commercial satellites. All other divisions achieved increases in sales compared to 2002, particularly the Military Transport Aircraft division (which was impacted by non-recurring expenses related to the insolvency of Fairchild Dornier in 2002) thanks to the A400M and the Aeronautics division, thanks to the good performance of Eurocopter.

Net interest expense amounted to € 20 million, a small improvement on 2002.

Non-operating expenses, net mainly comprise restructuring expenses incurred in the Space division under its cost reduction plan. In 2002, non-operating expenses included capital gains realized on the sale of Aircelle by Airbus.

Net income from companies accounted for by the equity method came almost entirely from Dassault Aviation.

Net cash flows from operations increased significantly, partly owing to the change in working capital requirements which reflects higher advances received by the Space and Defense divisions.

Long-term investments were little changed compared to 2002.

Overall, net cash flows generated by operations and investments amounted to € 208 million in 2003, compared with net cash flows used in operations and investments of € 105 million in 2002.

5_5_4 Overview of consolidated results

Total income before tax of Lagardère's business segments, and consolidated net income, are as follows:

	2001	2002 published	2002 restated	2003
Total income (loss) of business segments	*753*	*(199)*	*30*	*702*
Other Activities	*204*	*(9)*	*(9)*	*62*
Income (loss) before tax, goodwill amortization and minority interests	**957**	**(208)**	**21**	**764**
Income tax (charge) credit	*(168)*	*143*	*143*	*(193)*
Amortization and write-down of goodwill and other intangibles	*(162)*	*(222)*	*(222)*	*(213)*
Net income (loss) before minority interests	**627**	**(287)**	**(58)**	**358**
Minority interests	*(11)*	*(4)*	*(4)*	*(24)*
Net income (loss)	**616**	**(291)**	**(62)**	**334**

- Other Activities comprise those operations not directly related to one of the above business segments. Since January 1, 2003, Other Activities also include Matra Automobile's Spare Parts business whose results for 2003, amounting to € 92 million, are included in Other operating revenues in the consolidated statement of income.

	2001	2002	2003
Operating income (loss)	*(9)*	*(15)*	*12*
Interest income (expense), net including preferred remuneration	*214*	*14*	*(1)*
Non-operating income (expenses)	*(1)*	*(8)*	*51*
Total	**204**	**(9)**	**62**

Operating results recorded by Other Activities comprise corporate expenses incurred by the Group's holding companies and the contributions from Banque Arjil and Matra Automobile's Spare Parts activities. The improvement in 2003 was due to the latter's contribution and to the improved results of the Bank.
Net interest expense amounted to € 1 million in 2003, a € 15 million decrease on 2002. This fall is attributable to the fact that non-recurring exchange gains were recorded in 2002 by the subsidiary Lagardère North America (€ 9 million), and to net interest charges incurred in 2003 on the advance paid in December 2002 for the acquisition of Editis. In 2001, interest income included the € 210 million net gain realized on the sale of excess EADS shares.

Non-operating income of € 51 million in 2003 includes the € 40 million gain realized on the sale of the entire interest held at December 31, 2002 in Renault.

- The income tax charge for 2003 amounted to € 193 million, representing 28% of earnings before tax, income from companies accounted for by the equity method and write-down of intangible assets. The tax credit of € 143 million recorded in 2002 included a gain of € 195 million resulting from the release of the provision set up for taxes payable in future periods on the gain realized on the sale of Club-Internet in April 2000. Of the amount released, € 139 million resulted from the recalculation of this provision using the reduced tax rate applicable to long-term capital gains (20.2%) whereas it was initially recorded at the normal corporate income tax rate, and the balance reflected the tax effect of the provision recorded in 2002 on T-Online securities.

- Amortization and write-down of goodwill and other intangibles in 2003 totaled € 213 million compared with € 222 million in 2002, and included:
  - normal amortization of goodwill, which was little changed from 2002, at € 124 million;
  - exceptional amortization of € 89 million, recorded by the Lagardère Media segment for identified value impairments, principally related to the Virgin group (€ 40 million) and to the investment in multiThématiques (€ 36 million). In 2002, exceptional amortization of € 98 million was recorded, including € 14 million by EADS, and € 68 million on the investment in multiThématiques.
- Income attributable to minority interests amounted to € 24 million in 2003, compared to € 4 million in 2002; most of the increase came from EADS (€ 17 million).

5_5_5 Financing

5_5_5_1 Consolidated statement of cash flows

Net cash flows from the Group's operations amounted to € 1,240 million in 2003, compared with € 819 million in 2002, and most of this € 421 million increase (+51%) came from the EADS group (€ 310 million) and the Lagardère Media segment (€ 169 million).

Net cash flows from investments in 2003 decreased from € 2,140 million in 2002 to € 525 million in 2003, primarily due to:

- reduced long-term financial investments (down € 1,460 million) in the Media segment, where a € 1,180 million advance was paid in 2002 under the agreements with Natexis for the purchase Vivendi Universal Publishing's assets; and
- the proceeds of € 138 million received in 2003 on the sale of Renault shares.

Overall, net cash flows generated by operations and investments amounted to € 714 million in 2003, compared with net cash flows used in operations and investments of € 1,320 million in 2002.

Net cash flows of € 65 million were used in financing activities in 2003 and arose from new borrowings for € 52 million offset by dividends paid (€ 130 million). In 2003 Lagardère SCA issued four new loans totaling € 1,020 million (with 5 to10 years' maturities) which enabled it to reimburse the Syndicated Loan obtained in June 2001 (€ 1,055 million). In 2002, net cash flows from financing activities generated € 980 million and included the proceeds of the issue of bonds convertible in T-Online shares (€ 768 million).

As a result of the above cash flows, less the effect on cash of Matra Automobile's deconsolidation (- € 302 million), exchange rate fluctuations (- € 43 million) and other reclassifications (- € 25 million), net cash increased by € 280 million to € 1,881 million at December 31, 2003.

5_5_5_2 Treasury and indebtedness

At December 31, 2003, the Group's total indebtedness (not including the perpetual subordinated notes issued in 1992) amounted to € 882 million, compared with € 1,394 million at December 31, 2002.

	December 31, 2001	December 31, 2002	December 31, 2003
Borrowings	*(2,778)*	*(3,832)*	*(3,529)*
Subordinated borrowings (excluding perpetual subordinated notes 1992)	*(7)*	*(5)*	*(3)*
Cash and marketable securities	*3,004*	*2,443*	*2,650*
Total surplus (indebtedness)	**219**	**(1,394)**	**(882)**

Total net indebtedness was reduced by € 512 million in 2003, reflecting the high level of net funds generated by operations and investments (€ 714 million) and the improved valuation of T-Online shares (€ 121 million), offset by the deconsolidation of Matra Automobile's cash surplus (€ 302 million) and by dividends paid (€ 130 million). Total net indebtedness was also reduced by € 170 million as a result of the netting by EADS in 2003 of guarantee deposits under aircraft leasing contracts (previously recorded as long-term financial investments) and borrowings related to the same aircraft leasing operations.

The perpetual subordinated notes issued in 1992 are included under borrowings in the balance sheet while perpetual subordinated notes issued in 1988 are classified as part of other permanent funds.
Including perpetual subordinated notes issued in 1992, total net surplus (indebtedness) was thus as follows:

	December 31, 2001	December 31, 2002	December 31, 2003
Total surplus (indebtedness)	*219*	*(1,394)*	*(882)*
Perpetual subordinated notes 1992 (less premiums and capitalized interest)	*(106)*	*(91)*	*(76)*
Total net surplus (indebtedness)	**113**	**(1,485)**	**(958)**

From a financial standpoint, the 1992 notes are similar in nature to those issued in 1988, and the net amounts outstanding included in the balance sheet were as follows:

	December 31, 2001	December 31, 2002	December 31, 2003
Perpetual subordinated notes 1988	*(416)*	*(416)*	*(416)*
Premiums and capitalized interest	*347*	*379*	*414*
Net	**(69)**	**(37)**	**(2)**
Perpetual subordinated notes 1992	*(287)*	*(287)*	*(287)*
Premiums and capitalized interest	*181*	*196*	*211*
Net	**(106)**	**(91)**	**(76)**

Appendix 1

Analysis of sales by business segment (in millions €)	1999	2000 published	2000 restated	2001	2002	2003
Book Publishing	*822*	*830*	*830*	*846*	*950*	*959*
Print Media	*2,270*	*2,439*	*2,439*	*2,336*	*2,113*	*2,072*
Distribution Services	*2,959*	*3,294*	*3,294*	*3,853*	*4,464*	*4,333*
Lagardere Active	*822*	*640*	*640*	*633*	*568*	*580*
Lagardère Media	**6,873**	**7,203**	**7,203**	**7,668**	**8,095**	**7,944**
EADS	*4,257*	*3,806*	*3,489*	*4,486*	*4,339*	*4,510*
Automobile	*1,143*	*1,183*	*1,183*	*1,141*	*782*	-
Other Activities	*12*	-	-	-	-	-
Total sales	**12,285**	**12,192**	**11,875**	**13,295**	**13,216**	**12,454**

Appendix 2

Analysis of operating income by business segment (in millions €)	1999	2000 published	2000 restated	2001	2002	2003
Book Publishing	*52*	*58*	*58*	*65*	*91*	*107*
Print Media	*186*	*213*	*213*	*203*	*192*	*201*
Distribution Services	*48*	*61*	*61*	*81*	*88*	*92*
Lagardere Active	*(4)*	*(9)*	*(9)*	*4*	*14*	*27*
Lagardère Media	**282**	**323**	**323**	**353**	**385**	**427**
EADS	*158*	*166*	*68*	*104*	*63*	*232*
Automobile	*70*	*71*	*71*	*66*	*7*	-
Other Activities	*10*	*12*	*12*	*(9)*	*(15)*	*12*
Total operating income	**520**	**572**	**474**	**514**	**440**	**671**

Appendix 3

Analysis of net income by business segment (in millions €)	1999	2000 published	2000 restated	2001	2002	2003
Book Publishing	31	36	36	40	60	78
Print Media	135	121	121	97	77	106
Distribution Services	39	42	42	68	57	63
Lagardere Active	35	475	475	(171)	(157)	87
Lagardère Media	**240**	**674**	**674**	**34**	**37**	**334**
EADS	60	17	(37)	508	26	129
Automobile	42	50	50	34	(245)	-
Total division income (loss) after tax	**342**	**741**	**687**	**576**	**(182)**	**463**
Other Activities	54	41	41	213	117	108
Income (loss) before goodwill amortization and minority interests	**396**	**782**	**728**	**789**	**(65)**	**571**
Amortization and write-down of goodwill and other intangibles	(51)	(167)	(168)	(162)	(222)	(213)
Net income (loss) before minority interests	**345**	**615**	**560**	**627**	**(287)**	**358**
Minority interests	(104)	(34)	(32)	(11)	(4)	(24)
Net income (loss)	**241**	**581**	**528**	**616**	**(291)**	**334**

Consolidated financial statements

The accompanying consolidated financial statements have been translated from those issued in French and have been restated in a format more familiar to readers of US financial statements.
The Statutory Auditors' unqualified opinion on the official consolidated financial statements of Lagardère is included in the French documents which are submitted to Lagardère's shareholders at the Annual General Meeting. These documents are available from the Company's head office upon request.
For the purpose of this Reference Document in English, the Parent Company's balance sheet and statement of income are included and presented in US format.

Consolidated statements of income for the years ended December 31

(in millions €)	Notes	2003	2002 restated *	2002 published	2001
Operating revenues					
Net sales	1, 24, 25	12,454.4	12,434.1	13,216.5	13,295.6
Other operating revenues		614.3	586.9	593.3	608.9
Total operating revenues		**13,068.7**	**13,021.0**	**13,809.8**	**13,904.5**
Operating expenses					
Purchases and changes in inventories		(7,097.4)	(7,282.7)	(7,810.4)	(7,496.4)
Payroll costs		(2,521.8)	(2,514.3)	(2,656.9)	(2,624.5)
Depreciation, amortization and provisions		(522.4)	(537.0)	(570.5)	(656.8)
Other operating expenses		(2,255.8)	(2,254.7)	(2,332.4)	(2,612.9)
Total operating expenses		**(12,397.4)**	**(12,588.7)**	**(13,370.2)**	**(13,390.6)**
OPERATING INCOME	24	**671.3**	**432.3**	**439.6**	**513.9**
Interest income (expense), net	2	41.9	(368.0)	(331.5)	(14.9)
Non-operating income (expenses), net	3	(78.9)	(98.0)	(370.9)	353.0
Preferred remuneration	4	(8.1)	(10.7)	(10.7)	(13.7)
Amortization of goodwill	17	(123.6)	(123.9)	(124.4)	(120.6)
Income taxes	5	(193.3)	143.0	143.0	(167.7)
Net income (loss) from companies accounted for by the equity method	14	49.1	(32.5)	(32.5)	77.1
NET INCOME (LOSS) BEFORE MINORITY INTERESTS		**358.4**	**(57.8)**	**(287.4)**	**627.1**
Minority interests	6	(24.5)	(3.7)	(3.7)	(11.0)
NET INCOME (LOSS)		**333.9**	**(61.5)**	**(291.1)**	**616.1**
Earnings per share:					
Non diluted	7	2.47	(0.46)	(2.16)	4.59
Diluted	7	2.42	(0.46)	(2.16)	4.41

* Restated amounts for 2002 exclude the Automobile segment which is deconsolidated as of January 1, 2003 (see note A - Significant events in 2003).

Consolidated balance sheets at December 31

Assets (in millions €)	Notes	2003	2002 restated *	2002 published	2001
Current assets					
Cash and cash equivalents	8	1,578.2	798.6	877.2	1,043.6
Marketable securities	9	1,071.5	1,337.3	1,565.4	1,959.8
Trade receivables, net	10, 11	1,726.2	1,643.2	1,691.3	2,068.4
Inventories, net	12	2,089.0	2,089.8	2,143.2	2,122.2
Other receivables, prepayments and deferred charges	11, 13	2 045.7	1,910.7	1,962.1	1 957.6
Total current assets		**8,510.6**	**7 ,779.6**	**8,239.2**	**9,151.6**
Investments accounted for by the equity method	14	1,502.9	1,484.8	1,484.8	1,518.9
Other investments and non-current assets	15	2,317.3	2,542.9	2,544.4	1,316.1
Property, plant and equipment, net	16	2,126.9	1,985.9	2,098.5	2,079.5
Intangible assets, net	17	3,498.8	3,798.5	3,803.2	3,946.7
Fixed and other non-current assets		**9,445.9**	**9,812.1**	**9,930.9**	**8,861.2**
Total assets		**17,956.5**	**17,591.7**	**18,170.1**	**18,012.8**

Liabilities and stockholders' equity (in millions €)	Notes	2003	2002 restated *	2002 published	2001
Liabilities					
Trade payables		3,219.1	3,114.9	3,265.9	3,318.1
Advances on contracts and deferred income		2,243.9	2,083.9	2,084.4	2,199.7
Borrowings	18	3,819.0	4,109.1	4,123.9	3,071.5
Other payables and provisions		1,921.7	1,796.2	2,004.6	2,310.2
Reserves for risks and charges	20, 21	2,201.0	2,157.6	2,361.3	2,369.5
Total liabilities		**13,404.7**	**13,261.7**	**13,840.1**	**13,269.0**
Perpetual subordinated notes	18, 22	415.8	415.8	415.8	415.8
Minority interests	6	254.5	230.5	230.5	216.0
Total permanent funds		**670.3**	**646.3**	**646.3**	**631.8**
Stockholders' equity					
Common stock		851.7	849.2	849.2	845.9
Additional paid-in capital and retained earnings		3,029.8	2,834.5	2,834.5	3,266.1
Total stockholders' equity	23	**3,881.5**	**3,683.7**	**3,683.7**	**4,112.0**
Total permanent funds and stockholders' equity		**4,551.8**	**4,330.0**	**4,330.0**	**4,743.8**
Total liabilities and stockholders' equity		**17,956.5**	**17,591.7**	**18,170.1**	**18,012.8**

Commitments and contingent liabilities (see note 26).

* Restated amounts for 2002 exclude the Automobile segment which is deconsolidated as of January 1, 2003 (see note A - Significant events in 2003).

Consolidated statements of cash flows for the years ended December 31

(in millions €)	2003	2002 restated (¹)	2002 published	2001
Net income (loss)	**333.9**	**(61.5)**	**(291.1)**	**616.1**
Adjustments to reconcile net income to net cash flows from operating activities				
Minority interests in net income	24.5	3.7	3.7	11.0
Depreciation, amortization and provisions	553.5	839.9	1,041.8	704.7
Gains on disposals of fixed assets, net of tax	(54.3)	(25.3)	(23.7)	(712.5)
Share of (income) loss of companies accounted for by the equity method	(49.1)	32.5	32.5	(77.1)
Dividends received from companies accounted for by the equity method	24.5	9.4	9.4	7.8
Net change in deferred taxes (²)	(20.1)	(177.3)	(177.3)	21.6
Net change in working capital requirements	426.8	214.8	223.9	134.8
Net cash flows from operations	**1,239.7**	**836.2**	**819.2**	**706.4**
Acquisitions of fixed assets	(652.5)	(578.8)	(611.0)	(627.5)
Long-term financial investments	(252.5)	(1,712.8)	(1,713.2)	(633.6)
Proceeds from sales of fixed assets and investments	232.2	190.8	191.6	294.6
Decrease in other non-current assets	79.9	55.4	56.1	69.5
Decrease (increase) in marketable securities	67.5	(63.0)	(63.0)	247.0
Net cash flows from investments	**(525.4)**	**(2,108.4)**	**(2,139.5)**	**(650.0)**
NET CASH FLOWS FROM OPERATIONS AND INVESTMENTS	**714.3**	**(1,272.2)**	**(1,320.3)**	**56.4**
Increase in borrowings	51.5	1,117.3	1,115.2	107.2
Issue of common stock in parent company	10.3	11.4	11.4	29.2
Adjustments of minority interests from capital reorganizations	2.4	(19.1)	(19.1)	35.3
Acquisition of treasury stock	0.0	0.0	0.0	(166.8)
Dividends paid to stockholders (²)	(110.7)	(116.4)	(116.4)	(112.3)
Dividends paid to minority interests	(19.0)	(10.9)	(10.9)	(10.2)
Net cash flows from financing activities	**(65.5)**	**982.3**	**980.2**	**(117.6)**
Effect on cash of deconsolidation of Matra Automobile	(301.6)	0.0	0.0	0.0
Effect on cash of exchange rate fluctuations	(43.0)	(53.0)	(53.0)	15.8
Effect on cash of other movements	(24.7)	(27.1)	(22.6)	4.9
NET INCREASE (DECREASE) IN CASH	**279.5**	**(370.0)**	**(415.7)**	**(40.5)**
Net cash, beginning of year	**1,601.5**	**1,669.9**	**2,017.2**	**2,057.7**
Net cash, end of year	**1,881.0**	**1,299.9**	**1,601.5**	**2,017.2**

(¹) Restated amounts for 2002 exclude the Automobile segment which is deconsolidated as of January 1, 2003 (see note A - Significant events in 2003).

(²) Including release of the provision for taxes on T-Online capital gain.

Notes to the consolidated financial statements

A Significant events in 2003

1 ACQUISITION OF VIVENDI UNIVERSAL PUBLISHING (VUP)

1_1 *Description of the transaction begun in 2002*

In September 2002, Lagardère made an offer to acquire the publishing sector of VUP in Europe, mainly in France, and Latin America (excluding Brazil), that the Vivendi Universal group had just decided to put up for sale at the same time as its USA publishing assets (Houghton Mifflin).

In accordance with VUP's requirement to complete the transaction and receive payment as soon as possible, Natexis Banques Populaires became a participant in the acquisition -at Lagardère's request and under the supervision of the European Commission- in compliance with article 3.5.a of EC regulation 4064/89 on the control of concentrations. The Natexis Banques Populaires group thus acquired the assets concerned from Vivendi Universal on December 20, 2002.

On December 3, 2002, a firm sale agreement was signed between Ecrinvest 4, Segex and Lagardère (Ecrinvest 4 is a wholly-owned subsidiary of Segex, itself 100% owned by the Natexis Banques Populaires group). In this agreement, Segex undertook to sell, and Lagardère undertook to buy, all the securities comprising the capital of Ecrinvest 4 and the current account advance from Segex to the same company, once the competition authorities had issued their opinion on the transaction. The current account advance served to finance the acquisition on December 20, 2002, of VUP's assets by Investima 10 (now renamed Editis), a wholly-owned subsidiary of Ecrinvest 4. The purchase price for these securities (€ 0.5 million) and the current account advance was paid immediately in advance, by Lagardère to Segex. The amount advanced to Segex was included in Other investments and non-current assets in Lagardère's consolidated balance sheet (€ 1,166 million at December 31, 2003).

1_2 *Other commitments*

In the agreement, Lagardère undertook to indemnify Segex, Ecrinvest 4 and Editis for any prejudice arising from the execution of the sale contract between Segex and the Lagardère Group, except in the event of fraud or gross negligence.
Lagardère instructed Crédit Agricole Indosuez to issue a first-demand payment guarantee in favor of Segex, for a maximum of € 50 million, in respect of Lagardère's commitments to Segex under the sale agreement described above. Lagardère also undertook to pay Crédit Agricole Indosuez the equivalent of any payment Crédit Agricole Indosuez might have to make in execution of this guarantee.

Finally, Lagardère provided a guarantee under which it is jointly liable with Editis for payment of lease rentals on a building intended to house most of the former VUP's publishing activities. The future lease rentals (including charges) under the current lease, which was amended during 2003 and is non-cancelable for 9 years, are estimated at € 72.4 million at December 31, 2003.

These commitments, representing a total of € 122.4 million, are included in off-balance sheet commitments under Guarantees on behalf of third parties.

1_3 *Developments in 2003*

On April 14, 2003, Lagardère formally notified the European Commission of its proposed takeover. The dossier was under examination in the light of EU antitrust rules for the rest of the year.

The French Ministry of Economy, Finance and Industry applied on May 13, 2003 for the case to be referred to the competent French authorities, but the Commission refused this request on July 23, 2003.

The Commission considered that the proposed transaction was likely to be incompatible with the common market, and decided to open a wider investigation on June 5, 2003.

On October 27, it sent Lagardère a statement of objections, listing the market dominance problems identified.

On December 2, 2003, Lagardère submitted its response to the Commission, promising remedies to these problems. Certain practical terms and conditions of the commitments made (the "Commitments") were amended in a further statement dated December 23, 2003.

1_4 *Developments since January 1, 2004*

a) Assets retained by Lagardère

Subject to the Commitments being honored, the Commission granted the Lagardère Group authorization on January 7, 2004 to purchase the following editorial assets from Editis' publishing business (the "Assets Retained") and declared the transaction compatible with the common market:

- Reference works: the publisher Larousse, with all of its businesses and publication rights in France and worldwide;
- Academic publishing:
  - the Spanish group Anaya with all of its businesses and publication rights,
  - the publisher Dalloz with all of its businesses and publication rights,
  - the publisher Dunod with all of its businesses and publication rights,
  - university titles comprising the Nathan Université, Armand Colin and Sedes lists, and academic journals;
- Distribution: the distribution centre located at Ivry, near Paris.

The takeover applies to all assets, including the brands associated with the publishing houses concerned, and all personnel required to run the businesses.

All assets used by Editis' other businesses (the "Assets Transferred") are to be sold off by Lagardère.

b) Provisional schedule

The Assets Transferred will be sold to one or more purchasers, unrelated to Lagardère and capable of providing effective competition. Lagardère has stated that it will favor selling to a single buyer. The choice of transferee(s) must be approved by the Commission.

Where necessary, formal definition of the Assets Transferred as distinct from the Assets Retained must begin prior to the sale. These operations and the sale process itself must not affect the competitive qualities, autonomy and viability of the Assets Transferred, and will be supervised by the Commission.

Lagardère should thus acquire control of Editis by the end of the first quarter of 2004, once the company's legal form has been changed from a corporation with Management Board and Supervisory Board *(Société Anonyme à Directoire et Conseil de Surveillance)* to a simplified corporation *(Société par Actions Simplifiée)*. This change of form is required for Editis' internal governing bodies to operate in such a way that the Commission can verify that the Commitments are respected.

All these operations will take place in compliance with required personnel notification and consultation procedures.

1_5 *Impact on the consolidated financial statements*

The Editis group, in its new scope corresponding to the Assets Retained, will be fully consolidated in the Lagardère Group's financial statements as of January 1, 2004. In its former structure (which also comprised the Assets Transferred), the Editis group's consolidated sales for 2003 amounted to € 928 million, while consolidated operating income stood at € 99 million.
The Assets Retained represent approximately 40% of the consolidated sales for this group.

2 DECONSOLIDATION OF THE AUTOMOBILE BUSINESS SEGMENT

Following Renault's decision to take over the manufacturing of the fourth generation *Espace* from Matra Automobile, and the commercial failure of the new *Avantime* vehicle, Matra Automobile ceased the industrial manufacture of automobiles at the beginning of 2003.
Then in September 2003, with the approval of the competition authorities, the Group transferred the engineering activities of Matra Automobile comprising design office, testing centre and design subsidiary to the Italian company Pininfarina.
The only part of the business still trading under the Group's control are the after sales services managing spare parts for vehicles previously manufactured by Matra Automobile.

Matra Automobile's business activities, with the exception of the Spare Parts component, was deconsolidated as of January 1, 2003.
Estimated withdrawal costs were provided for in full in the financial statements at December 31, 2002, in such a way that there is no impact on profits for 2003.

The Spare Parts business is presented with the Group's Other Activities; it achieved income of € 92 million in 2003, included in Other operating revenues in the consolidated statement of income.

Lastly, in February 2003, Lagardère disposed of its remaining share in Renault SA, representing 1.26% of the capital. This disposal generated a gain of € 40 million.

Pro forma financial statements for 2002

Comparative consolidated financial statements presented for 2002 include the amounts published in 2002 together with pro forma amounts restated to exclude the Automobile segment's contribution to the Group's consolidated accounts.

In particular,
- the restated income statement for 2002 excludes the segment's operations and the € 130 million provision recorded at year-end by the parent company, Lagardère SCA, for estimated withdrawal costs;
- the restated balance sheet at December 31, 2002 excludes the segment's assets and liabilities, and the net result recorded by the segment for 2002 was taken directly to consolidated stockholders' equity.

B Principles of consolidation

1 ACCOUNTING STANDARDS

Lagardère's consolidated financial statements have been prepared in accordance with the accounting methods and principles established by the standards and laws applicable in France. In particular, they comply with Standard 99-02 issued on April 29, 1999 by the French Accounting Standards Committee.

2 BASIS OF CONSOLIDATION

Included in the consolidated financial statements are all companies in which Lagardère controls directly or indirectly over 20% of the voting rights, with the exception of:

- companies of insignificant size; and
- NMPP, a cooperative company which distributes print media. Lagardère's 49% interest in NMPP is fixed in the by-laws and by statute. Specific rules pertaining to the management of this company preclude its consolidation into Lagardère.

The following consolidation methods are used:

- All subsidiaries in which Lagardère holds, directly or indirectly, more than 50% of the voting rights, or 40% if the Group exercises management control and no other stockholder holds a higher ownership interest, are fully consolidated.
- Companies which are controlled jointly with non-Group stockholders are accounted for on the proportional consolidation basis. All items are recorded in the consolidated financial statements in proportion to the Group's percentage ownership.
- Companies in which the Group directly or indirectly exercises considerable influence are consolidated under the equity method.

3 EADS

The EADS group was formed in July 2000 following an agreement signed on October 14, 1999 by DaimlerChrysler, Lagardère SCA and the French Government with a view to uniting Aerospatiale Matra's and Dasa's activities in the aeronautics, space and defense industries. Having regard to the intention and objectives of the three founding partners, embodied in the agreements that led to the formation of EADS, to establish long-term joint control over the new group, the EADS group is included in the consolidated financial statements of Lagardère using the proportional method of consolidation, based on Lagardère's interest of 15.07% in 2003.

For the purposes of the consolidation, EADS' consolidated financial statements are restated in accordance with the accounting methods used by Lagardère Group. Foreign currency transactions are translated using the rates of exchange at which the corresponding cash flows were hedged. Fair value adjustments recorded by EADS on certain of its foreign exchange instruments are eliminated. Value adjustments resulting from acquisitions, made by EADS in respect of the contributions received from Aerospatiale Matra and Dasa are also eliminated, so that these contributions are included in Lagardère's consolidated financial statements at historical cost.

Presented in note 30 is a reconciliation of EADS' published income statement figures with the restated amounts included in Lagardère's consolidated statements of income for the years 2003 and 2002.

4 CHANGES IN CONSOLIDATED COMPANIES

Significant changes in companies consolidated in 2003 were as follows:

Lagardère Media

Book Publishing

- Following the sale of Centre Educatif et Culturel, this Canadian subsidiary is no longer consolidated. In 2002, it was accounted for by the equity method.

Print Media

- Hachette Filipacchi U.K., the Group's wholly-owned subsidiary formed in 2002 after the acquisition of the British magazine publisher Attic Futura was fully consolidated for 12 months in 2003 (four months in 2002). As a result of this acquisition, the joint company previously formed in the United Kingdom with EMAP (50/50) was wound-up and the magazines *Elle*, *Elle Decor* and *Elle Girl*, were taken over by Hachette Filipacchi U.K., followed by the purchase of the magazine *Red*.
- A new subsidiary, Multiediciones Universales, was acquired in Spain and fully consolidated as of January 1, 2003.
- The 49% interest in the new subsidiary Hachette Marie-Claire Italia, jointly held with the Marie-Claire group, was consolidated as of January 1, 2003 using the proportional method.
- The subsidiary Hachette Digital Presse was sold and deconsolidated as of January 1, 2003.

Distribution Services

- Société de Distribution Aéroportuaire (SDA), created in association with Aéroport de Paris to run magazine and book stores in airports, was consolidated proportionally at 51% as of June 1, 2003.
- The magazine and book stores network in the Czech Republic was 50% consolidated using the proportional method following the sale of a 50% interest to the Finnish group Rautakirja; it was fully consolidated in 2002.

Lagardere Active

- New production and distribution companies were consolidated in 2003: Les Productions 22 (twelve months vs. four months in 2002), B3Com, and M5.
- MCM Africa, Legion Taiwan and Legion Denmark were sold and deconsolidated.

The impact of the above changes in the scope of consolidation on the Group's consolidated financial statements was not material.

Automobile

The Group's Automobile business segment was deconsolidated as of January 1, 2003 (see A - Significant events in 2003).

EADS

- In January 2003, EADS acquired from BAe Systems 25% of the capital of Astrium of which it already held 75%. The Astrium group was therefore fully consolidated in 2003, instead of proportional consolidation in the previous years.
- A capital increase reserved for employees in December 2003 reduced Lagardère Group's interest in EADS from 15.07% to 15.04%. EADS' statement of income for 2003 is included in Lagardère's consolidated financial statements based on the 15.07% interest, while its balance sheet at December 31, 2003 is consolidated on the basis of the new holding percentage of 15.04%.

5 CLOSING DATES

Calendar closing dates apply to all consolidated subsidiaries.

6 **TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES**

The financial statements of foreign subsidiaries are translated into euros as follows:

- balance sheet items are translated using official year-end exchange rates except for items relating to stockholders' equity where historical rates are used;
- income statements are translated using average exchange rates for the year;
- translation gains or losses arising from the above are taken to stockholders' equity.

7 **INTER-COMPANY BALANCES AND TRANSACTIONS**

All such items are eliminated on consolidation. Provisions attached to inter-company stockholdings and related receivables are also eliminated and released to consolidated stockholders' equity. Changes for the year are taken to income.

8 **GOODWILL**

Goodwill represents the difference between the purchase price of acquired businesses and the Group's share of their revalued net assets at the date of acquisition. The revaluation of assets is considered definitive at the end of the year following the first consolidation.

Goodwill is included in intangible assets and is amortized over a period of 20 years, except in those circumstances where a shorter period is considered more appropriate.

C Accounting principles and valuation methods

1 **MARKETABLE SECURITIES**

Marketable securities are shown at the lower of cost and market value. Unrealized gains are not recorded.

2 **TRADE RECEIVABLES**

Customer receivables are accounted for at cost less provisions for doubtful accounts.

3 **INVENTORIES**

Inventories are stated at purchase cost or at cost of production, according to methods appropriate to each division's activity.
Work-in-progress on long-term contracts consists of accumulated costs not yet invoiced.

Provisions are made for all inventories where realizable value is lower than cost, or where stock rotation statistics indicate that write-downs are necessary.

Profits included in inventories acquired from other Group companies are eliminated where material.

4 **TRANSLATION OF TRANSACTIONS IN FOREIGN CURRENCY**

Accounts receivable and payable in foreign currencies are translated into euros at year-end rates. Unrealized exchange gains or losses are credited or charged to income.

Hedged transactions are translated at contracted rates.

Perpetual subordinated notes, together with the corresponding premiums on their issue, are translated at historical rates (see note 22).

5 INVESTMENTS

Investments in non-consolidated subsidiaries are stated at cost, less provisions determined by reference to stock prices or other criteria such as strategic value.

Also included under this heading are premiums paid when issuing perpetual subordinated notes (see notes 18 and 22).

6 PROPERTY, PLANT AND EQUIPMENT

Depreciation is calculated using the straight line method based on the estimated useful lives of the assets as follows:

- Buildings	$6^{2/3}$ to 40 years
- Specialized installations and infrastructure	$6^{2/3}$ to 20 years
- Machinery and industrial equipment	3 to 10 years
- Other machinery, furniture, general installations and improvements	3 to 10 years

All significant financial leases have been restated and accounted for as assets purchased on credit.

7 INTANGIBLE ASSETS

Intangible assets are recorded at cost when purchased.

Those arising on first consolidation are determined having regard to:

- turnover, gross margins and future cash flows,
- market share and audience ratings,
- the on-going values of editorial assets and other intangibles.

Patents and licenses are amortized over their useful lives.

Capitalized research and development costs represent R&D costs financed by advances received under specific contracts.

Lagardère Media – Impairment tests

Publication rights, editorial assets and other intangibles (including goodwill on acquisitions) are reviewed for impairment at each year-end by comparing net book value to fair value. Exceptional amortization is recorded when fair value is considered below the carrying amount.

Fair value is determined using one of the following methods:

- present value of future cash flows expected from the asset concerned,
- comparable stock market indicators, or, failing this, reference to recent transactions involving comparable assets.

Future cash flows are determined using latest forecasts prepared by the company, generally for periods of three to five years. For longer periods, long-term growth rates in the industry concerned are used.

Discounting rates used are calculated after tax and are specific to the business segment in question. The rates used by Lagardère Group at December 31, 2003 were as follows:

- Discounting rate (risk-free interest rate, plus market premium)	8 to 10%
- Growth rate	2 to 5%

8 RESEARCH AND DEVELOPMENT COSTS

Research and development costs are expensed when incurred, except where financed by advances received under specific contracts.

9 SPECIAL ACCOUNTING PRINCIPLES AND VALUATION METHODS APPLICABLE TO EADS OPERATIONS

9_1 *Aircraft sales contracts*

Sales of aircraft that include value guarantee commitments are accounted for as operating leases when the risk associated with the value guarantee is considered material, in which case the aircraft are included in fixed assets and depreciated over their estimated useful lives.

9_2 *Provisions for aircraft sales financing*

Sales contracts for Airbus and ATR aircraft may include financial guarantees. Guarantees may be sole, joint (with engine manufacturers for example) or restricted to a ceiling defined in the contract.

There are three main categories of financial guarantees:

- guarantees for lease payments,
- guarantees corresponding to the residual value of aircraft, or the repayment of the balance of outstanding borrowings;
- guarantees to contribute to financing the sale of certain aircraft.

Provisions for risks are recorded to cover future expenses considered probable within the scope of commitments corresponding to aircraft delivered. These guarantees may be provided by the consortiums or their subsidiaries in cases where the subsidiaries are counter-guaranteed by the consortiums.

9_3 *Refundable advances*

Refundable advances are recorded under Other payables and provisions.

9_4 *Revenue recognition on long-term contracts*

Results on long-term contracts are recognized on the percentage of completion basis by applying the estimated profit margin on each contract to revenue earned to date. Full provision is immediately made on estimated losses on such contracts.
Revenue is generally recognized at the date of transfer of ownership determined by contract. However, if there is a significant gap between work-in-progress accumulated to date and the contractual date of transfer, revenue is recorded according to the percentage of completion method using pre-defined technical criteria.

Provisions are made to write down work-in-progress; provisions for risks are also recorded to cover the full amount of expected future losses as soon as they are known.

Sales and profits from aviation contracts (aircraft and helicopters) are recognized only when aircraft are delivered. All support costs are provided for.

10 TREASURY STOCK

Treasury stocks in Lagardère SCA whose future use is not clearly defined at the time of purchase, are recorded as long-term investments in the Parent Company accounts, and deducted from consolidated stockholders' equity. Gains or losses realized on the sale of treasury stocks outside the Group are included in consolidated stockholders' equity, net of tax

11 INCOME TAXES

Deferred taxes are calculated by the liability method for temporary timing differences between book and tax values of assets and liabilities.
When tax rates change, deferred tax balances are recalculated at the new rates, the adjustments being reflected in the year's tax charge.
Deferred taxes at December 31, 2003 were calculated using the tax rates established in France applicable to the years in which deferred taxes are expected to reverse. The rate currently applying in France is 35.43%.

Deferred tax assets are not recorded unless their recovery is clearly anticipated in the near future.

12 RETIREMENT AND SIMILAR BENEFITS

For French companies, provisions for employee retirement and similar benefits, other than those provided for by the French Government system, are established using actuarial formulas and considering mortality risks, turnover of personnel and other factors. These are set up in accordance with collective bargaining agreements.

These calculations are updated each year. Differences arising from changes in actuarial present values of accumulated benefits are amortized over the average estimated remaining employment period.

Similar provisions are also established for foreign subsidiaries in accordance with local legislation and labor laws.

Provisions are also made for commitments for seniority bonuses and other specific advantages acquired by personnel employed by certain subsidiaries.

D Other notes to the consolidated financial statements

(All figures are stated in millions of euros, except where otherwise specified).

1 NET SALES

→	2003			2002			
	Excluding EADS *	EADS	Total Group	Excluding Automobile & EADS	Automobile	EADS	Total Group
France	*3,439*	*527*	*3,966*	*3,398*	*420*	*562*	*4,380*
Outside France	*4,505*	*3,983*	*8,488*	*4,697*	*362*	*3,777*	*8,836*
Total sales	**7,944**	**4,510**	**12,454**	**8,095**	**782**	**4,339**	**13,216**

* Excluding changes in group structure (- 8.1%) and exchange rates (- 4.5%), Group sales increased by 2.1% between 2002 and 2003.
Sales increases or decreases, including changes in group structure and exchange rates, are calculated by comparing:
- sales for 2003 excluding newly consolidated companies, with sales for 2002 as restated to exclude companies deconsolidated in 2003,
- sales for 2003 with sales for 2002 as restated using exchange rates applicable in 2003.

2 INTEREST INCOME (EXPENSE), NET

	2003			2002			
	Excluding EADS	EADS	Total Group	Excluding Automobile & EADS	Automobile	EADS	Total Group
Interest and similar expenses, net	*(51)*	*(50)*	*(101)*	*(68)*	*–*	*(50)*	*(118)*
Income from investments	*13*	*7*	*20*	*22*	*34*	*(5)*	*51*
Net exchange gain (loss)	*(2)*	*27*	*25*	*2*	*–*	*(18)*	*(16)*
Other interest income (expense), net	*102*	*(4)*	*98*	*(294)*	*2*	*44*	*(248)*
Total interest income (expense), net	**62**	**(20)**	**42**	**(338)**	**36**	**(29)**	**(331)**

Other interest income (expense), net, includes recurring items such as interest on customer receivables. It also includes dividends received from non-consolidated companies and increases or decreases in provisions. In 2003 this included the release of € 121 million of provisions made against T-Online securities (€ 278 million charged in 2002); (see note 9).

3 NON-OPERATING INCOME (EXPENSES), NET

	2003			2002			
	Excluding EADS	EADS	Total Group	Excluding Automobile & EADS	Automobile	EADS	Total Group
Net capital gains (losses)	*54*	*4*	*58*	*9*	*(2)*	*16*	*23*
Restructuring and withdrawal costs	*(23)*	*(54)*	*(77)*	*(38)*	*(266)*	*(24)*	*(328)*
Amortization and write-down of goodwill and other intangibles	*(53)*	*–*	*(53)*	*(16)*	*–*	*(14)*	*(30)*
Other non-operating items	*(8)*	*1*	*(7)*	*(32)*	*(5)*	*1*	*(36)*
Non-operating expenses, net	**(30)**	**(49)**	**(79)**	**(77)**	**(273)**	**(21)**	**(371)**

In 2003:

- capital gains were mainly due to the sale of shares held in Renault (€ 40 million);
- restructuring costs were mostly incurred in the EADS group's Space division and in the Print Media division of Lagardère Media.

Exceptional amortization of intangible assets resulted from impairment tests conducted in accordance with the method described in note 7 under C – Accounting principles and valuation methods. Exceptional amortization totaling € 53 million in 2003 includes € 40 million in respect of the goodwill which arose on the acquisition of Virgin, and € 13 million of individually small amounts recorded in the different divisions of the Lagardère Media segment.

Exceptional amortization recorded in respect of Virgin was due to the unexpected fall in the music market in 2003 (– 15%) after several years of continued growth. The company reacted by changing its medium-term plans in order to take account of this new market trend in its forecasts for its music and video operations. For the same reasons as the disc market, in the next few years a down-turn is expected in the video products market even though it enjoyed strong growth in 2003 and should continue to grow in 2004. The new assumptions included in the revised business plan resulted in the exceptional amortization of goodwill in 2003 (€ 40 million).

In addition, a € 36 million provision for exceptional amortization was recorded in 2003 to write down the Group's investment in multiThématiques; this provision was charged against income from companies accounted for by the equity method (see note 14).

In 2002, restructuring and withdrawal costs were incurred principally in the Automobile segment (€ 266 million).

4 PREFERRED REMUNERATION

The 1988 perpetual subordinated notes are of a specific nature, consequently interest thereon (less capitalized premium increases) is shown separately in the income statement as Preferred remuneration. However, interest on perpetual subordinated notes issued in 1992 is included under interest expense as those notes were not issued under the same conditions.

5 INCOME TAXES

The reported (charge) credit for income tax consists of the following:

	2003			2002			
	Excluding EADS	EADS	Total Group	Excluding Automobile & EADS	Automobile	EADS	Total Group
Current tax (charge) credit	*(145)*	*(92)*	*(237)*	*191*	–	*(30)*	*161*
Deferred tax credit (charge)	*24*	*20*	*44*	*(28)*	–	*10*	*(18)*
Total income tax (charge) credit	**(121)**	**(72)**	**(193)**	**163**	**0**	**(20)**	**143**

The income tax credit in 2002 included a credit of € 195 million resulting from the release of the provision set up for taxes payable in future periods on the capital gain realized on the sale of Club-Internet in April 2000. Of the amount released, € 139 million resulted from the recalculation of this provision using the reduced tax rate applicable to long-term capital gains (20.2%) whereas it was initially recorded at the normal corporate income tax rate (36.43%); the balance (€ 56 million) reflected the tax effect of the provision recorded in 2002 in respect of T-Online securities.

In 2003, the income tax charge includes a € 24 million charge arising from the € 121 million release of the provision for T-Online securities (see note 9).

Balance sheet movements on deferred taxes in the period were as follows:

	January 1, 2003	Credit to income	Other movements	December 31, 2003
Deferred tax assets	*162*	*6*	*10*	*178*
Deferred tax liabilities	*(320)*	*18*	*26*	*(276)*
Net deferred tax liabilities excluding EADS	**(158)**	**24**	**36**	**(98)**
EADS	*352*	*20*	*(44)*	*328*
Net deferred tax assets	**194**	**44**	**(8)**	**230**

At December 31, 2003, unrecognized deferred tax assets arising from timing differences amounted to € 209 million, including € 110 million within EADS, against € 199 million at December 31, 2002 (€ 85 million within EADS). Lagardère SCA is the parent company of a tax group which includes 67 of its subsidiaries. At December 31, 2003, the tax group had tax losses which may be carried forward indefinitely amounting to some € 365 million in respect of which no tax assets have been recognized.

At December 31, 2003 and 2002, deferred tax assets and liabilities were as follows:

→	December 31, 2003			December 31, 2002		
	Excluding EADS	EADS	Total Group	Excluding EADS	EADS	Total Group
Timing differences	*(99)*	*259*	*160*	*(158)*	*254*	*96*
Tax credits	*1*	*19*	*20*	*-*	*13*	*13*
Deferred tax assets on tax loss carry-forwards	*-*	*50*	*50*	*-*	*85*	*85*
Total	**(98)**	**328**	**230**	**(158)**	**352**	**194**

The following table presents a reconciliation of the effective tax charge for 2003 with the theoretical tax charge calculated using the French standard rate.

→	
Net income excluding companies accounted for by the equity method	*309*
Amortization and write-down of goodwill and other intangible assets	*177*
Income tax	*193*
Net income before tax and amortization of intangibles	**679**
Theoretical tax charge (1)	*(241)*
EFFECT ON THEORETICAL TAX CHARGE OF:	
Results taxed (deducted) at reduced rates	*18*
Tax loss carry-forwards used in the year (2)	*68*
Tax loss carry-forwards arising in the year (2)	*(33)*
Tax differentials on foreign subsidiary earnings	*2*
Limitation on deferred taxes	*(10)*
Change in tax rates	*(1)*
Tax credits and similar	*10*
Permanent differences and other	*(6)*
Effective tax charge	**(193)**

(1) At the French standard rate.

(2) The tax effect of these tax loss carry-forwards was not recorded.

6 MINORITY INTERESTS

Minority interests in equity and income were as follows:

	Minority interests in equity		Minority interests in income	
	December 31, 2003	December 31, 2002	2003	2002
Lagardere Active Broadcast	*61*	*69*	*(7)*	*(11)*
Hachette Filipacchi Médias	*36*	*38*	*5*	*6*
Other	*50*	*52*	*13*	*13*
Total excluding EADS	**147**	**159**	**11**	**8**
EADS	*108*	*72*	*13*	*(4)*
Total minority interests	**255**	**231**	**24**	**4**

7 EARNINGS PER SHARE

Undiluted earnings per share

Undiluted earnings per share are computed by dividing consolidated net income by the weighted average number of Lagardère SCA shares outstanding during the year, after deduction of treasury stocks held by Group companies. Shares issued throughout the year as a result of employees exercising their share subscription options are included in the calculation using the average of opening and closing balances for the year in question.

Diluted earnings per share

Diluted earnings per share are computed by dividing consolidated net income by the weighted average total number of issued shares and potentially diluting shares outstanding during the year. The only category of potentially diluting shares relates to unexercised employee subscription options with exercise prices lower than the quoted price of Lagardère SCA shares at year-end (3,550,108 shares at December 31, 2003). Consolidated net income used in the calculation is also adjusted to reflect the after-tax impact of financial income potentially arising from the corresponding capital increases.

8 CASH AND CASH EQUIVALENTS

This item of the consolidated statement of cash flows includes cash (less bank overdrafts) and marketable securities considered equivalent to cash, but excludes shares in companies.

Cash and cash equivalents were as follows:

	December 31, 2003			December 31, 2002			
	Excluding EADS	EADS	Total Group	Excluding Automobile & EADS	Automobile	EADS	Total Group
Marketable securities *	*447*	*2*	*449*	*226*	*228*	*549*	*1,003*
Cash	*465*	*1,113*	*1,578*	*542*	*79*	*256*	*877*
Bank overdrafts	*(146)*	*-*	*(146)*	*(274)*	*(5)*	*-*	*(279)*
Cash and cash equivalents	**766**	**1,115**	**1,881**	**494**	**302**	**805**	**1,601**

* Excluding shares and marketable securities not considered cash equivalents.

9 MARKETABLE SECURITIES

These investments are stated at the lower of cost and market value. Unrealized gains on marketable securities are not recorded.

	December 31, 2003			December 31, 2002			
	Excluding EADS	EADS	Total Group	Excluding Automobile & EADS	Automobile	EADS	Total Group
At cost	*1,286*	*100*	*1,386*	*1,087*	*228*	*693*	*2,008*
Provision for write-down	*(315)*	*-*	*(315)*	*(436)*	*-*	*(6)*	*(442)*
Net book value	**971**	**100**	**1,071**	**651**	**228**	**687**	**1,566**
Market value at December 31	**972**	**100**	**1,072**	**652**	**228**	**687**	**1,567**
Unrealized gains at December 31	**1**	**0**	**1**	**1**	**0**	**0**	**1**

The net book value of marketable securities is analyzed in the table below.

	December 31, 2003			December 31, 2002			
	Excluding EADS	EADS	Total Group	Excluding Automobile & EADS	Automobile	EADS	Total Group
Shares and marketable securities not considered cash equivalents	*524*	*98*	*622*	*425*	*-*	*138*	*563*
Other marketable securities	*447*	*2*	*449*	*226*	*228*	*549*	*1,003*
Net book value	**971**	**100**	**1,071**	**651**	**228**	**687**	**1,566**

Marketable securities include T-Online securities recorded at cost for € 836 million, or € 12.01 per share. In 2002 and 2001, provisions of € 278 million and € 157 million respectively were recorded on these securities, resulting in a net book value of € 401 million at December 31, 2002, or € 5.76 per share, i.e. the average stock price of the share in December 2002.

In 2003, an amount of € 121 million was released from the above provision, resulting in a net book value of € 7.50 per share.

This value was determined on the basis of the average stock price of the share in December 2003, € 10.29, less

- an adjustment resulting from a comparison with listed companies operating in the same industry sector in Europe, taking account of the historically high volatility of T-Online shares; and
- a discount reflecting the low liquidity of the Group's interest in T-Online, in consideration of the number of shares available for trading in the market.

On December 31, 2003, the closing price of T-Online securities was € 10.30.

6 MINORITY INTERESTS

Minority interests in equity and income were as follows:

	Minority interests in equity		Minority interests in income	
	December 31, 2003	December 31, 2002	2003	2002
Lagardere Active Broadcast	*61*	*69*	*(7)*	*(11)*
Hachette Filipacchi Médias	*36*	*38*	*5*	*6*
Other	*50*	*52*	*13*	*13*
Total excluding EADS	**147**	**159**	**11**	**8**
EADS	*108*	*72*	*13*	*(4)*
Total minority interests	**255**	**231**	**24**	**4**

7 EARNINGS PER SHARE

Undiluted earnings per share

Undiluted earnings per share are computed by dividing consolidated net income by the weighted average number of Lagardère SCA shares outstanding during the year, after deduction of treasury stocks held by Group companies. Shares issued throughout the year as a result of employees exercising their share subscription options are included in the calculation using the average of opening and closing balances for the year in question.

Diluted earnings per share

Diluted earnings per share are computed by dividing consolidated net income by the weighted average total number of issued shares and potentially diluting shares outstanding during the year. The only category of potentially diluting shares relates to unexercised employee subscription options with exercise prices lower than the quoted price of Lagardère SCA shares at year-end (3,550,108 shares at December 31, 2003). Consolidated net income used in the calculation is also adjusted to reflect the after-tax impact of financial income potentially arising from the corresponding capital increases.

8 CASH AND CASH EQUIVALENTS

This item of the consolidated statement of cash flows includes cash (less bank overdrafts) and marketable securities considered equivalent to cash, but excludes shares in companies.

Cash and cash equivalents were as follows:

	December 31, 2003			December 31, 2002			
	Excluding EADS	EADS	Total Group	Excluding Automobile & EADS	Automobile	EADS	Total Group
*Marketable securities **	*447*	*2*	*449*	*226*	*228*	*549*	*1,003*
Cash	*465*	*1,113*	*1,578*	*542*	*79*	*256*	*877*
Bank overdrafts	*(146)*	-	*(146)*	*(274)*	*(5)*	-	*(279)*
Cash and cash equivalents	**766**	**1,115**	**1,881**	**494**	**302**	**805**	**1,601**

* Excluding shares and marketable securities not considered cash equivalents.

9 MARKETABLE SECURITIES

These investments are stated at the lower of cost and market value. Unrealized gains on marketable securities are not recorded.

	December 31, 2003			December 31, 2002			
	Excluding EADS	EADS	Total Group	Excluding Automobile & EADS	Automobile	EADS	Total Group
At cost	*1,286*	*100*	*1,386*	*1,087*	*228*	*693*	*2,008*
Provision for write-down	*(315)*	-	*(315)*	*(436)*	-	*(6)*	*(442)*
Net book value	**971**	**100**	**1,071**	**651**	**228**	**687**	**1,566**
Market value at December 31	**972**	**100**	**1,072**	**652**	**228**	**687**	**1,567**
Unrealized gains at December 31	**1**	**0**	**1**	**1**	**0**	**0**	**1**

The net book value of marketable securities is analyzed in the table below.

	December 31, 2003			December 31, 2002			
	Excluding EADS	EADS	Total Group	Excluding Automobile & EADS	Automobile	EADS	Total Group
Shares and marketable securities not considered cash equivalents	*524*	*98*	*622*	*425*	-	*138*	*563*
Other marketable securities	*447*	*2*	*449*	*226*	*228*	*549*	*1,003*
Net book value	**971**	**100**	**1,071**	**651**	**228**	**687**	**1,566**

Marketable securities include T-Online securities recorded at cost for € 836 million, or € 12.01 per share. In 2002 and 2001, provisions of € 278 million and € 157 million respectively were recorded on these securities, resulting in a net book value of € 401 million at December 31, 2002, or € 5.76 per share, i.e. the average stock price of the share in December 2002.

In 2003, an amount of € 121 million was released from the above provision, resulting in a net book value of € 7.50 per share.

This value was determined on the basis of the average stock price of the share in December 2003, € 10.29, less

- an adjustment resulting from a comparison with listed companies operating in the same industry sector in Europe, taking account of the historically high volatility of T-Online shares; and
- a discount reflecting the low liquidity of the Group's interest in T-Online, in consideration of the number of shares available for trading in the market.

On December 31, 2003, the closing price of T-Online securities was € 10.30.

10 TRADE RECEIVABLES

	December 31, 2003			December 31, 2002			
	Excluding EADS	EADS	Total Group	Excluding Automobile & EADS	Automobile	EADS	Total Group
Trade receivables	*874*	*1,005*	*1,879*	*942*	*55*	*878*	*1,875*
Provision for doubtful accounts	*(97)*	*(56)*	*(153)*	*(103)*	*(7)*	*(74)*	*(184)*
Trade receivables, net	**777**	**949**	**1,726**	**839**	**48**	**804**	**1,691**

11 LIQUIDITY OF TRADE AND OTHER RECEIVABLES

Analysis of liquidity of trade and other receivables at December 31, 2003 by due date:

	Less than 1 year	1 to 5 years	Over 5 years	Total
*Long-term receivables **	*1,256*	*107*	*805*	*2,168*
Advanced payments to suppliers	*283*	*8*	-	*291*
Trade and other receivables	*1,604*	*122*	-	*1,726*
Other debtors (excluding deferred tax assets)	*896*	*50*	-	*946*
At December 31, 2003	**4,039**	**287**	**805**	**5,131**
At December 31, 2002	*3,734*	*461*	*929*	*5,124*

* Of which: advance relating to Editis € 1,166 million.

Excluding EADS, the analysis was as follows:

	Less than 1 year	1 to 5 years	Over 5 years	Total
Long-term receivables	*1,232*	*12*	*628*	*1,872*
Advanced payments to suppliers	*20*	-	-	*20*
Trade and other receivables	*777*	-	-	*777*
Other debtors (excluding deferred tax assets)	*639*	*39*	-	*678*
At December 31, 2003	**2,668**	**51**	**628**	**3,347**
At December 31, 2002	*2,656*	*75*	*696*	*3,427*

12 INVENTORIES, NET

Inventories by division were:

	December 31, 2003	December 31, 2002
Book Publishing	*243*	*256*
Print Media	*52*	*56*
Distribution Services	*293*	*277*
Lagardere Active	*4*	*6*
EADS	*1,776*	*1,781*
Automobile	-	*79*
Other (2)	*25*	-
Total, at cost	**2,393**	**2,455**
Less: Provisions for slow moving inventories (1)	*(304)*	*(312)*
Total inventories, net	**2,089**	**2,143**

(1) Of which: EADS	*(148)*	*(148)*
Automobile	-	*(25)*

(2) Matra Automobile's Spare Parts business.

Provisions mainly relate to the Book Publishing and EADS divisions.

13 OTHER RECEIVABLES, PREPAYMENTS AND DEFERRED CHARGES

	December 31, 2003	December 31, 2002
Advances to suppliers	*291*	*222*
Prepayments and deferred charges *	*224*	*218*
Other debtors	*1,531*	*1,522*
Total	**2,046**	**1,962**

* At December 31, 2003, this heading principally includes prepayments of a recurring nature totaling € 211 million, of which € 143 million were made by EADS.

14 INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

These were as follows:

	Group share of equity		Group share of income (loss)	
	December 31, 2003	December 31, 2002	2003	2002
CanalSatellite	*955*	*940*	*27*	*16*
Marie-Claire	*225*	*219*	*9*	*10*
multiThématiques	*76*	*108*	*(32)*	*(79)*
Amaury group	*50*	*46*	*4*	*(3)*
Éditions J'ai Lu	*10*	*10*	*1*	*1*
SFEJIC	*6*	*6*	-	*(1)*
HRIC group	*5*	*5*	-	-
Centre Éducatif et Culturel	-	*3*	-	*2*
Other	*22*	*10*	*2*	*1*
Total excluding EADS	**1,349**	**1,347**	**11**	**(53)**
EADS *	*154*	*138*	*38*	*20*
Total investments accounted for by the equity method	**1,503**	**1,485**	**49**	**(33)**
* *Of which in respect of Dassault Aviation*	*155*	*139*	*38*	*21*

The Group share of income (loss) from these investments is determined after deducting goodwill amortization and exceptional write-downs of intangible assets related to these investments.

As a result of impairment tests conducted in accordance with the method described in note 7 under C - Accounting principles and valuation methods, an exceptional amortization of € 36 million was recorded in 2003 (2002: € 68 million) to write down the investment in multiThématiques.

The additional amortization in 2003 arose from:

- the company's decision to refocus its activities on France, and to progressively withdraw from Italy, thus reducing its long term potential for future growth,
- the decision taken by the company, in an increasingly competitive environment, to raise its investment costs in movie programs in France, which will consequently reduce its prospects for profitability improvements in the years to come.

15 OTHER INVESTMENTS AND NON-CURRENT ASSETS

15_1 *Other investments*

→	December 31, 2003			December 31, 2002		
	Excluding EADS	EADS	Total Group	Excluding EADS	EADS	Total Group
Other investments, at cost	378	121	499	320	118	438
Provision for depreciation	(304)	(46)	(350)	(155)	(30)	(185)
Other investments, net	**74**	**75**	**149**	**165**	**88**	**253**

At December 31, 2003, Other investments include the Group's interest in Matra Automobile for € 124 million (at cost, equal to the amount included in the consolidated financial statements at December 31, 2002) and a provision for depreciation in the same amount resulting from the reclassification of the provision for withdrawal costs recorded at December 31, 2002.

Non-consolidated investments were analyzed as follows:

→	December 31, 2003	December 31, 2002
Renault (1)	-	68
La Dépêche du Midi	11	11
Midi Libre	10	10
Autofin	6	6
Other	47	70
Total excluding EADS	**74**	**165**
EADS (2)	75	88
Total non-consolidated investments, net	**149**	**253**

(1) Investment sold in February 2003.
(2) Investments not consolidated by EADS.

15_2 Other non-current assets

	December 31, 2003			December 31, 2002			
	Excluding EADS	EADS	Total Group	Excluding Automobile & EADS	Automobile	EADS	Total Group
Other non-current assets, at cost	2,020	368	2,388	1,998	2	486	2,486
Provision for depreciation	(148)	(72)	(220)	(123)	-	(71)	(194)
Other non-current assets, net	**1,872**	**296**	**2,168**	**1,875**	**2**	**415**	**2,292**

Other non-current assets consist mainly of:

Excluding EADS

Premiums and capitalized interest on perpetual subordinated notes issued in 1988 and 1992 (see notes 18 and 22). Also included is the € 1,166 million advance paid in connection with the acquisition of Editis' assets by Natexis Banques Populaires (see A - Significant events in 2003).

EADS

Receivables, loans and deposits under aircraft rental and sales financing agreements. Maturities are determined in relation to the expected operating lives of the aircraft for the customers concerned.

16 PROPERTY, PLANT AND EQUIPMENT

Changes in property, plant and equipment during 2003 were:

At cost	January 1, 2003	Translation differences	Changes in Group structure	Acquisitions	Disposals	Reclassi-fications	December 31, 2003
Land	102	(1)	-	-	-	-	101
Buildings	377	(6)	5	18	(4)	35	425
Machinery and equipment	420	(5)	5	26	(17)	(57)	372
Fixed assets in progress	14	-	-	10	(1)	(10)	13
Other	384	(13)	5	35	(26)	6	391
Total excluding Automobile & EADS	**1,297**	**(25)**	**15**	**89**	**(48)**	**(26)**	**1,302**
Land and buildings	697	(7)	4	35	(5)	62	786
Machinery and equipment	1,288	(47)	19	110	(49)	66	1 387
Fixed assets in progress	252	(7)	-	227	(4)	(122)	346
Other	683	(41)	(2)	42	(3)	(4)	675
Total EADS	**2,920**	**(102)**	**21**	**414**	**(61)**	**2**	**3,194**
Automobile	552	-	(552)	-	-	-	0
Total, at cost	**4,769**	**(127)**	**(516)**	**503**	**(109)**	**(24)**	**4,496**

Depreciation	January 1, 2003	Translation differences	Changes in Group structure	Provisions	Disposals	Reclassi-fications	December 31, 2003
Land	*0*	-	-	-	-	-	*0*
Buildings	*(205)*	*3*	*(3)*	*(21)*	*3*	*(16)*	*(239)*
Machinery and equipment	*(264)*	*2*	*(2)*	*(34)*	*17*	*14*	*(267)*
Fixed assets in progress	*0*	-	-	-	-	-	*0*
Other	*(283)*	*9*	*(4)*	*(39)*	*24*	*26*	*(267)*
Total excluding Automobile & EADS	**(752)**	**14**	**(9)**	**(94)**	**44**	**24**	**(773)**
Land and buildings	*(407)*	*3*	*(2)*	*(23)*	*2*	*(5)*	*(432)*
Machinery and equipment	*(845)*	*33*	*(14)*	*(123)*	*46*	*2*	*(901)*
Fixed assets in progress	*(6)*	-	-		*2*	-	*(4)*
Other	*(222)*	*24*	*1*	*(67)*	*2*	*3*	*(259)*
Total EADS	**(1,480)**	**60**	**(15)**	**(213)**	**52**	**0**	**(1,596)**
Automobile	*(439)*	-	*439*	-	-	-	*0*
Total depreciation	**(2,671)**	**74**	**415**	**(307)**	**96**	**24**	**(2,369)**

Net value	December 31, 2003			December 31, 2002			
	Excluding EADS	EADS	Total Group	Excluding Automobile & EADS	Automobile	EADS	Total Group
Land and buildings	*287*	*354*	*641*	*274*	*19*	*290*	*583*
Machinery and equipment	*105*	*486*	*591*	*156*	*78*	*443*	*677*
Fixed assets in progress	*13*	*342*	*355*	*14*	*12*	*246*	*272*
Other	*124*	*416*	*540*	*101*	*4*	*461*	*566*
Total, net	**529**	**1,598**	**2,127**	**545**	**113**	**1,440**	**2,098**

Fixed assets at December 31, 2003 include assets purchased under financial leases, which mainly relate to land and buildings, for € 196 million (2002: € 223 million). The net book value of these assets was € 104 million (2002: € 125 million).

17 INTANGIBLE ASSETS

17_1 *Intangible assets other than goodwill*

At cost	January 1, 2003	Translation differences	Changes in Group structure	Acquisitions	Disposals	Reclassi-fications	December 31, 2003
Research and development costs	*3*	-	-	-	*(1)*	-	*2*
Patents, licenses, trademarks and audiovisual rights	*761*	-	*3*	*91*	*(26)*	*38*	*867*
Publication rights and editorial assets	*1,699*	*(173)*	*10*	-	-	*(7)*	*1,529*
Other	*427*	*(5)*	*0*	*32*	*(6)*	*(82)*	*366*
Total excluding Automobile & EADS	**2,890**	**(178)**	**13**	**123**	**(33)**	**(51)**	**2,764**
EADS	*76*	*(1)*	-	*30*	*(2)*	-	*103*
Automobile	*37*	-	*(37)*	-	-	-	*0*
Total, at cost	**3,003**	**(179)**	**(24)**	**153**	**(35)**	**(51)**	**2,867**

Amortization	January 1, 2003	Translation differences	Changes in Group structure	Provisions	Disposals	Reclassi-fications	December 31, 2003
Research and development costs	*(2)*	–	–	–	*1*	–	*(1)*
Patents, licenses, trademarks and audiovisual rights	*(722)*		*(2)*	*(125)*	*26*	*(14)*	*(837)*
Publication rights and editorial assets	*(92)*	*13*	–	*(4)*	–	–	*(83)*
Other	*(179)*	*5*	*(1)*	*(13)*	*4*	*55*	*(129)*
Total excluding Automobile & EADS	**(995)**	**18**	**(3)**	**(142)**	**31**	**41**	**(1,050)**
EADS	*(46)*	*1*	–	*(11)*	*2*	–	*(54)*
Automobile	*(36)*	–	*36*	–	–	–	*0*
Total amortization	**(1,077)**	**19**	**33**	**(153)**	**33**	**41**	**(1,104)**

Net value	December 31, 2003			December 31, 2002			
	Excluding EADS	EADS	Total Group	Excluding Automobile & EADS	Automobile	EADS	Total Group
Research and development costs	*1*	–	*1*	*1*	–	–	*1*
Patents, licenses, trademarks and audiovisual rights	*30*	*47*	*77*	*39*	–	*18*	*57*
Publication rights and editorial assets	*1,446*	–	*1,446*	*1,607*	–	–	*1,607*
Other	*237*	*2*	*239*	*248*	*1*	*12*	*261*
Total	**1,714**	**49**	**1,763**	**1,895**	**1**	**30**	**1,926**

Research and development costs for the EADS segment written off in 2003 amounted to € 330 million (2002: € 317 million).

Publication rights and editorial assets, representing a total net value of € 1,446 million at December 31, 2003 (2002: € 1,607 million), mainly derive from the allocation of the excess cost of investments over the net assets of the subsidiaries listed below:

	December 31, 2003	December 31, 2002
*Hachette Filipacchi Magazines Inc. **	*710*	*855*
Rusconi group	*204*	*204*
*Hachette Filipacchi UK **	*111*	*120*
Nice Matin	*76*	*76*
*Hachette Fujin Gaho **	*61*	*66*
Hachette Livre (Hatier group)	*50*	*50*
Hachette Filipacchi Médias	*32*	*32*
Quillet group	*29*	*29*
Salvat group	*27*	*27*
Hachette Filipacchi SA (Spain)	*27*	*27*

* Decrease resulting from the fall in the US dollar and the Japanese yen.

17_2 Goodwill

	December 31, 2003	December 31, 2002
Gross value	2,412	2,372
Amortization	(676)	(495)
Total goodwill, net	**1,736**	**1,877**

No goodwill is charged directly to stockholders' equity.

Goodwill relates to the following subsidiaries:

	Net book value		Amortization charge	
	December 31, 2003	December 31, 2002	2003	2002
Lagardère ([1])	35	41	6	6
Hachette Filipacchi Médias	596	633	37	37
Lagardere Active Broadcast group	155	167	13	12
Virgin SA ([2])	34	79	4	4
Octopus group	50	54	3	3
Hatier group	35	37	3	3
Orion group	31	25	2	2
Nice Matin	20	22	2	2
Lapker group	16	19	1	1
HDS France and Le Furet du Nord	11	12	-	-
Agence Générale d'Images (Gamma group)	7	11	4	4
DFA	8	10	-	-
SGEL (Coedis)	8	8	-	-
Newslink	7	7	-	-
Other	27	34	4	4
Total excluding EADS	**1,040**	**1,159**	**79**	**78**
EADS	696	718	45	46
Total goodwill, net and total amortization charge	**1,736**	**1,877**	**124**	**124**

([1]) Goodwill arising from the acquisition of Matra Hachette shares prior to the merger with Lagardère.

([2]) After deduction of exceptional amortization of € 40 million in 2003 (see note 3).

18 BORROWINGS

Maturities at December 31, 2003 were:

	Less than 1 year	From 1 to 5 years	Over 5 years	Total
Perpetual subordinated notes, 1992	-	-	287	287
Participating borrowings	2	-	-	2
Bonds	120	1,084	744	1,948
Bank borrowings	28	884	86	998
Leasing contracts	19	78	44	141
Other	15	47	87	149
Short-term borrowings	294	-	-	294
Total borrowings at December 31, 2003	**478**	**2,093**	**1,248**	**3,819**
Total borrowings at December 31, 2002	1,395	1,614	1,115	4,124

Excluding borrowings of the EADS segment, maturities were:

	Less than 1 year	From 1 to 5 years	Over 5 years	Total
Perpetual subordinated notes, 1992	-	-	287	287
Participating borrowings	2	-	-	2
Bonds	120	1,077	504	1,701
Bank borrowings	28	808	-	836
Leasing contracts	19	45	37	101
Other	15	8	6	29
Short-term borrowings	146	-	-	146
Total borrowings excluding EADS at December 31, 2003	**330**	**1,938**	**834**	**3,102**
Total borrowings excluding EADS at December 31, 2002	*1,190*	*1,395*	*789*	*3,374*

Analysis of the above borrowings by currency:

Currency	Excluding EADS			EADS	
	Rate of exchange	Currencies borrowed	Euro equivalents	Currencies borrowed	Euro equivalent
Euro zone	1,000	3,033	3,033	364	364
US $	1,263	1	1	346	274
Yen	135,050	5,402	40	-	-
Swiss francs	1,558	5	3	-	-
Pounds sterling	1,419	16	23	-	-
Other	-	-	2	-	79
Total			**3,102**		**717**

Excluding EADS' indebtedness, 75% of Group borrowings bear interest at variable rates.

18_1 *Risks arising from early redemption clauses included in certain contracts*

Bond borrowing or bank loan agreements may include financial ratio requirements. Financial ratios generally establish limits in the form of minimum stockholders' equity, or maximum indebtedness calculated as a proportion of stockholders' equity or EBITDA. Failure to meet these ratio requirements enables the lenders to request immediate reimbursement of their loans.

Lagardère SCA is subject to such clauses in respect of:

- the US$ 500 million bonds issued in January 2001 and the € 150 million bonds issued in July 2003;
- the syndicated loans obtained (i) in June 2001 for € 1,350 million (undrawn at December 31, 2003), and (ii) in July 2003 for € 770 million.

In all cases, the ratios must be calculated every six months on the basis of the consolidated accounts as restated to include EADS by the equity method.

At December 31, 2003, stockholders' equity, gross indebtedness and net indebtedness calculated as defined in the contracts were below contractual limits, thus enabling the Group to raise new funds, if necessary, without the prior agreement of the lenders.

18_2 *Perpetual subordinated notes issued in 1992*

Matra Hachette SA issued a loan in this form in December 1992 for € 287 million.
The interest on this loan is at 6 months' Euribor plus 1.45%.

This loan differs from the 1988 perpetual subordinated loan (see note 22) for the following reasons:

- an agreement was made to transfer this debt to a finance company, at par, at the end of the fifteenth year from issue, with interest subsequent to that date being waived.
- the possibility of deferring payment of interest is exercisable if:
  - dividends are not paid to stockholders; and if
  - consolidated results show a loss higher than a quarter of net equity plus perpetual subordinated debt.

For these reasons, this loan has not been classified as part of Other permanent funds.

Interest expense thereon is not shown under Preferred remuneration but is included under Interest expense.

Premiums paid are included under Other investments and non-current assets, as are the premiums paid for perpetual subordinated notes issued in 1988. Interest income therefrom, calculated actuarially, is added each year to these premiums.

19 FOREIGN EXCHANGE AND INTEREST RATE RISKS

19_1 *Exchange rate risks*

Lagardère, excluding EADS

The Group's exposure to foreign exchange rate risks arises from the conduct of its business in foreign countries or from commercial and investment transactions carried out in foreign currencies. It is the Group's policy to reduce this exposure by using foreign currency hedging instruments.

Whenever possible, foreign operations are financed through borrowings denominated in the subsidiary's local currency. In addition, major foreign subsidiaries, principally in the US, may use derivative financial instruments in order to reduce future earnings volatility and guarantee the exchange rate at which their net income will be translated at year-end for inclusion in the consolidated financial statements.

For financial transactions, the only major risk of currency fluctuations relates to the servicing in US dollars of the perpetual subordinated notes issued in 1988, and of bond borrowings issued in 2001 and 2003. This exchange risk is covered by forward purchases of US dollars.

EADS

For commercial transactions made by EADS, net cash flows resulting from purchases and sales in foreign currencies are hedged through the use of foreign currency forward and option contracts.

19_2 *Interest rate risks*

Lagardère, excluding EADS

Net cash surplus (cash in hand and current account deposits, plus equivalent marketable securities) earns interest generally at short-term interest rates. The significant amount of such surplus (€ 912 million) provides an effective cover against interest rate fluctuations for over 39% of the Group's variable-rate borrowings (€ 2,334 million).

Lagardère's exposure to interest rate risks therefore only concerns the difference, i.e. € 1,422 million. An interest rate variation of 1 point would result in a € 14 million change in interest expense.

Variable rate borrowings include loans initially contracted at variable rates, in particular bank loans, and loans initially contracted at fixed rates subsequently converted into variablerate loans.

Fixed rate borrowings principally include the bonds issued in 2002 for € 768 million; these bonds are exchangeable for T-Online securities and bear interest at 2.5%.

Lagardère does not make use of derivatives other than to hedge interest rate risks on financial assets or liabilities.

EADS

EADS manages its exposure to interest rate risks using different types of financial instruments, including interest rate derivatives.

20 RESERVES FOR RISKS AND CHARGES

Reserves for risks and charges were as follows:

	December 31, 2003			December 31, 2002			
	Excluding EADS	EADS	Total Group	Excluding Automobile & EADS	Automobile	EADS	Total Group
Loss at completion and market risks	25	107	132	30	-	119	149
Restructuring and withdrawal costs	102	47	149	89	149	31	269
Litigation	211	68	279	164	6	69	239
Warranties	-	24	24	-	45	27	72
Retirement and similar benefits	81	587	668	81	-	526	607
Deferred tax liabilities	276	80	356	318	2	88	408
Other	301	292	593	314	2	301	617
Total reserves for risks and charges	**996**	**1,205**	**2,201**	**996**	**204**	**1,161**	**2,361**

The reserve for litigation covers the Group share of risks identified at year-end, based on estimates of potential losses to the Group.

Warranty risk reserves include specific provisions for guarantees and returns, as well as statistical estimates appropriate to each sector of activity.

Other reserves cover risks on financial commitments, repurchases of stock options and subsidiary company risks.

Changes in reserves for risks and charges during 2003 are analyzed below:

Excluding EADS	January 1, 2003	Translation differences	Changes in Group structure	Provisions for the year	Provisions used in the year	Provisions no longer required	Reclassi-fications *	December 31, 2003
Loss at completion and market risks	*30*	*1*	-	*1*	*(3)*	-	*(4)*	*25*
Restructuring and withdrawal costs	*238*	*(1)*	*(19)*	*16*	*(15)*	-	*(117)*	*102*
Litigation	*170*	-	*(5)*	*49*	*(22)*	*(2)*	*21*	*211*
Warranties	*45*	-	*(45)*	-	-	-	-	*0*
Retirement and similar benefits	*81*	*(1)*	-	*6*	*(5)*	-	-	*81*
Deferred tax liabilities	*320*	*(29)*	*(2)*	*27*	*(13)*	*(33)*	*6*	*276*
Other	*316*	*(1)*	*(2)*	*61*	*(51)*	*(8)*	*(14)*	*301*
Total excluding EADS	**1,200**	**(31)**	**(73)**	**160**	**(109)**	**(43)**	**(108)**	**996**
Operating income				**(60)**	**53**	**9**		
Interest income				**(3)**	**6**	**-**		
Non-operating income and taxes				**(97)**	**50**	**34**		

* Relates principally to the reclassification of the provision for withdrawal costs recorded at December 31, 2002 as a provision to write down the non-consolidated investment in Matra Automobile.

EADS	January 1, 2003	Translation differences	Changes in Group structure	Provisions for the year	Provisions released in the year	Reclassi-fications	December 31, 2003
Loss at completion and market risks	*119*	*(6)*	*3*	*25*	*(27)*	*(7)*	*107*
Restructuring and withdrawal costs	*31*	-	*1*	*36*	*(6)*	*(15)*	*47*
Litigation	*69*	*(2)*	-	*3*	*(10)*	*8*	*68*
Warranties	*27*	*(1)*	-	*9*	*(8)*	*(3)*	*24*
Retirement and similar benefits	*526*	-	*21*	-	-	*40*	*587*
Deferred tax liabilities	*88*	*(8)*	-	-	-		*80*
Other	*301*	*(39)*	*(1)*	*120*	*(64)*	*(25)*	*292*
Total EADS	**1,161**	**(56)**	**24**	**193**	**(115)**	**(2)**	**1,205**
Operating income				**(157)**	**109**		
Non-operating income and taxes				**(36)**	**6**		

21 RESERVE FOR RETIREMENT AND SIMILAR BENEFITS

Total commitments for retirement and similar benefits, calculated as described in note 12 under C – Accounting principles and valuation methods, as compared to amounts provided for in the balance sheet were as follows:

	December 31, 2003	December 31, 2002
*Reserves for retirement and similar benefits included in the balance sheet **	*668*	*607*
Incremental cost arising from the recalculation of actuarial present values of accumulated benefits	*58*	*60*
Total commitments	**726**	**667**

** Of which: EADS*		
– Balance sheet reserve	*587*	*526*
– Incremental cost	*58*	*60*

Total charges recorded in the income statement amounted to € 60 million in 2003 and € 52 million in 2002 (of which EADS: € 54 million in 2003 and € 48 million in 2002).

Assumptions used by French companies for the determination of their commitments were as follows:

	December 31, 2003	December 31, 2002
Rate of return	*4.5%*	*5%*
Projected wage increases	*3%*	*3%*

22 PERPETUAL SUBORDINATED NOTES

These relate to perpetual subordinated notes issued by Matra SA and Hachette SA in 1988 for US$ 250 million and US$ 200 million respectively, recorded in the balance sheet at historical rates for € 231 million and € 185 million. The notes are issued for an unlimited period, the interest rate being 6 months' Libor plus 1.10%. Interest is deferred if no dividend is paid to stockholders.

Following an agreement with a finance company, premiums of US$ 65 million and US$ 52 million were paid in exchange for the transfer of the servicing of the debt to the finance company, from year sixteen until the liquidation of the company. This started to apply in December 2003 for the notes issued by Matra, and February 2004 for those issued by Hachette.

These premiums are classified under Other investments and non-current assets. Interest income therefrom, calculated actuarially, is added each year to these premiums so that, at the end of the fifteenth year, premiums paid plus interest capitalized equal the nominal amount issued.

Interest expense, less interest capitalized, is shown under Preferred remuneration in the consolidated statement of income.

Given their perpetual nature, the notes and corresponding premiums are translated into euros at historical rates.

23 STOCKHOLDERS' EQUITY

	Common stock	Additional paid-in capital and retained earnings	Translation differences	Treasury stock	Total
Equity at January 1, 2002	**846**	**3,302**	**158**	**(194)**	**4,112**
Dividends paid	-	*(116)*	-	-	*(116)*
*Capital increase **	*3*	*8*	-	-	*11*
Translation difference	-	-	*(32)*	-	*(32)*
2002 net loss	-	*(291)*	-	-	*(291)*
Equity at December 31, 2002	**849**	**2,903**	**126**	**(194)**	**3,684**
Dividends paid	-	*(111)*	-	-	*(111)*
*Capital increase **	*3*	*7*	-	-	*10*
Translation difference	-	-	*(35)*	-	*(35)*
2003 net income	-	*334*	-	-	*334*
Equity at December 31, 2003	**852**	**3,133**	**91**	**(194)**	**3,882**

* Options exercised.

4,400,494 treasury stocks were held by Group companies at December 31, 2003; no change occurred during 2003.

24 INFORMATION BY BUSINESS SEGMENT

Net sales	2003	2002
Book Publishing	*959*	*950*
Print Media	*2,072*	*2,113*
Distribution Services	*4,333*	*4,464*
Lagardere Active	*580*	*568*
Lagardère Media	**7,944**	**8,095**
EADS	*4 510*	*4,339*
Automobile	-	*782*
Total net sales	**12,454**	**13,216**

Operating income	2003	2002
Book Publishing	*107*	*91*
Print Media	*201*	*192*
Distribution Services	*92*	*88*
Lagardere Active	*27*	*14*
Lagardère Media	**427**	**385**
EADS	*232*	*63*
Automobile	–	*7*
Other Activities	*12*	*(15)*
Total operating income	**671**	**440**

Capital employed *	2003	2002
Book Publishing	*77*	*124*
Print Media	*2,092*	*2,332*
Distribution Services	*55*	*118*
Lagardere Active	*1,134*	*1,248*
Advance paid (Editis acquisition)	*1,166*	*1,180*
Lagardère Media	**4,524**	**5,002**
EADS	*648*	*760*
Automobile	-	*(94)*
Other Activities	*(76)*	*(230)*
Premiums on perpetual subordinated notes	*625*	*574*
Total capital employed	**5,721**	**6,012**

* Fixed assets and working capital requirements.

Cash flows in 2003

Cash flows in 2003	Book Publishing	Print Media	Distribution Services	Lagardere Active	Lagardère Media	EADS	Other Activities	Total Group
Gross cash flows from operations	83	136	112	97	**428**	372	13	**813**
Net change in working capital requirements	24	51	35	25	**135**	344	(52)	**427**
Net cash flows from operations	**107**	**187**	**147**	**122**	**563**	**716**	**(39)**	**1,240**
Acquisitions:								
- fixed assets	(9)	(28)	(55)	(114)	**(206)**	(445)	(2)	**(653)**
- long-term investments	(9)	(15)	(4)	(27)	**(55)**	(190)	(7)	**(252)**
Proceeds from sales of fixed assets and long-term investments	27	15	5	42	**89**	81	142	**312**
Decrease in marketable securities	-	-	-	-	**-**	46	21	**67**
Net cash flows from investments	**9**	**(28)**	**(54)**	**(99)**	**(172)**	**(508)**	**154)**	**(526)**
Net cash flows from operations and investments	**116**	**159**	**93**	**23**	**391**	**208**	**115**	**714**

Cash flows in 2002

Cash flows in 2002	Book Publishing *	Print Media	Distribution Services	Lagardere Active	Lagardère Media	EADS	Automobile	Other Activities	Total Group
Gross cash flows from operations	69	118	115	55	**357**	261	(26)	3	**595**
Net change in working capital requirements	21	31	(15)	-	**37**	145	9	33	**224**
Net cash flows from operations	**90**	**149**	**100**	**55**	**394**	**406**	**(17)**	**36**	**819**
Acquisitions:									
- fixed assets	(15)	(37)	(64)	(112)	**(228)**	(349)	(33)	(1)	**(611)**
- long-term investments	(1,189)	(156)	(14)	(56)	**(1,415)**	(284)	-	(14)	**(1,713)**
Proceeds from sales of fixed assets and long-term investments	1	2	11	12	**26**	185	2	35	**248**
Increase in marketable securities	-	-	-	-	**-**	(63)	-	-	**(63)**
Net cash flows from investments	**(1,203)**	**(191)**	**(67)**	**(156)**	**(1,617)**	**(511)**	**(31)**	**20**	**(2,139)**
Net cash flows from operations and investments	**(1,113)**	**(42)**	**33**	**(101)**	**(1,223)**	**(105)**	**(48)**	**56**	**(1,320)**

* Including € 1,180 million paid for the acquisition of Editis.

25 INFORMATION BY GEOGRAPHIC AREA

Net sales	2003			2002			
	Excluding EADS	EADS	Total Group	Excluding Automobile & EADS	Automobile	EADS	Total Group
France	*3,439*	*527*	*3,966*	*3,398*	*420*	*562*	*4,380*
European Union	*2,035*	*1,294*	*3,329*	*1 949*	*333*	*1,239*	*3,521*
Other European countries	*773*	*298*	*1,071*	*755*	*25*	*253*	*1,033*
USA and Canada	*1,465*	*1,206*	*2,671*	*1,735*	-	*1,533*	*3,268*
Middle-East	*4*	*430*	*434*	*7*	-	*183*	*190*
Asia-Oceania	*197*	*577*	*774*	*209*	*4*	*321*	*534*
Other countries (Africa, Latin America)	*31*	*178*	*209*	*42*	-	*248*	*290*
Total net sales	**7,944**	**4,510**	**12,454**	**8,095**	**782**	**4,339**	**13,216**

Fixed and other non-current assets	December 31, 2003	December 31, 2002 Restated	December 31, 2002 Published
France	*4,957*	*5,237*	*5,356*
European Union	*667*	*623*	*623*
Other European countries	*125*	*135*	*135*
USA and Canada	*745*	*898*	*898*
Middle-East	-	-	-
Asia-Oceania	*84*	*89*	*89*
Other countries (Africa, Latin America)	-	-	-
Total excluding EADS	**6,578**	**6,982**	**7,101**
EADS	*2,868*	*2,830*	*2,830*
Total fixed and other non-current assets	**9,446**	**9,812**	**9,931**

26 COMMITMENTS AND CONTINGENT LIABILITIES

26_1 Lagardère and its subsidiaries, excluding EADS

Off-balance sheet commitments (in millions €)

Commitments under normal contracts	
- guarantees and performance guarantees	57
- guarantees on behalf of third parties or non-consolidated companies *	191

* of which € 122 million in connection with the acquisition of Editis' assets.

Mortgages and pledges of assets	8
Commitments arising from transactions in securities	
- commitment to repurchase securities at fixed prices	15

Under special circumstances, the Group may be compelled to acquire non-Group interests in consolidated subsidiaries, at prices to be determined by contradictory or expert valuations carried out at the time of the transaction.

Owing to stock purchase options granted to employees, Lagardère SCA is committed to remit the following shares to the beneficiaries:

- 1,258,000 shares at a contractual exercise price of € 47.00 each; options exercisable between December 19, 2003 and December 19, 2008;
- 1,299,000 shares at a contractual exercise price of € 52.02 each; options exercisable between December 19, 2004 and December 19, 2009;
- 1,437,250 shares at a contractual exercise price of € 52.02 each; options exercisable between December 18, 2005 and December 18, 2013.

Commitments arising from currency or interest rates hedging transactions

Financial hedges, excluding perpetual subordinated notes issued in 1988 and 1992	**Amount ***	**Market value**
• *Exchange rate risks*		
Forward sales of currencies	*33*	-
Forward purchases of currencies	*4*	-
• *Interest rate risks*		
Interest rate swaps	*401*	*(8)*
• *Currency/interest hedges*		
Currency and interest rate swaps	*598*	*(134)*

Financial hedges relating to perpetual subordinated notes issued in 1988 and 1992	**Amount ***	**Market value**
Forward purchases of currencies, for interest payable on 1988 notes	*9*	*(2)*
Exchange rate contracts, for notional amount at discounted value of 1988 notes	*157*	-
Interest rate swaps, for notional amount of:		
- 1988 notes	*467*	*(2)*
- 1992 notes	*450*	-

* Euro equivalent of the contracts for exchange rate risk hedging instruments, and notional amount of the contracts for other instruments.

Amounts shown above in respect of hedging contracts correspond to:

- for currency hedges, the amount of forward purchases or sales of currencies, translated into euros at the contracted rates;
- for interest rate hedges, the notional amount of the contracts.

As indicated in note 19, the above derivatives are used solely to hedge financial assets and liabilities. Market values shown above are not recorded in the financial statements.

Commitments received	
- counter guarantees for commitments given	5
- other commitments received	18

Other information (in millions €)

Future lease payments under operating leases

Future lease payments due under non-cancelable operating leases, including guaranteed minimum payments under leases of press distribution shops, were as follows at December 31, 2003:

2004	139
2005	121
2006	96
2007	82
2008	60
2009 and beyond	147
Total	**645**

Unused lines of credit 1,589

Securitization

Certain subsidiaries in the Book Publishing and Print Media divisions sold their trade receivables to specialized funds under contracts with the following main clauses:

- sale without recourse;
- the difference between the book value of the receivables sold and the price received by the seller constitutes a guarantee deposit;
- in case of default, the amount unpaid is deducted from the guarantee deposit, and the seller makes a loss;
- however, the seller has the option to repurchase the receivables sold, particularly in the event of default, in which case he recovers the corresponding guarantee deposit.

Outstanding amounts at December 31 were as follows:

	2003	**2002**
- receivables sold	331	342
of which receivables not yet due	*241*	*242*
- guarantee deposits	102	93
- provisions on guarantee deposits	-	-

These operations reduced consolidated working capital requirements by € 229 million at December 31, 2003 and by € 249 million at December 31, 2002.

26_2 EADS

Except for a € 26 million guarantee for lease payments granted to a subsidiary of EADS (reported under paragraph 26.1 above), there is no other guarantee or commitment given by Lagardère to the benefit of the EADS group that is not counter guaranteed by EADS N.V. or by another entity in the EADS group.

EADS' commitments are described below (figures indicated are based on Lagardère's percentage interest).

Commitments for aircraft sales financing
As a result of its investments in Airbus and ATR, EADS is engaged in sales financing transactions on behalf of selected customers.

Certain sales transactions include the sale and lease back of the aircraft with a third party lessor under an operating lease. At December 31, 2003, undiscounted future lease payments amounted to:

(in millions €)	
Due in 2004	*31*
After 2004 but not later than 2008	*129*
After 2008	*183*
Total	**343**

A substantial part of these commitments is backed by lease income receivable by EADS in the amount of € 235 million, of which € 181 million was sold without recourse.

Credit sales are generally guaranteed by a lien on the aircraft thus financed and by protective covenants included in the sales contracts, and the resulting net exposure is estimated using an internal risk-pricing model. At December 31, 2003, the net risk associated with credit sales was estimated at:

Total risk	635
Estimated value of liens and similar sureties	(390)
Net risk	**245**

In order to provide for potential losses likely to arise from credit sales, specific provisions are made to reduce the net book value of the aircraft in question (€ 157 million at December 31, 2003), or general provisions for risks are increased (€ 88 million at December 31, 2003).

Other commitments consist of asset value guarantees with exercise periods limited in time and not extending beyond 2018. At December 31, 2003, the amount outstanding under such guarantees was € 171 million, including € 61 million in respect of guarantees for which the risk of exercise is considered to be nil. The balance, i.e. € 110 million, was covered by provisions totaling € 66 million.

Commitments to finance aircraft on order
While EADS also has commitments to provide financing related to aircraft on order at Airbus and ATR, such commitments are not considered to be part of its gross exposure to credit risks insofar as the financing terms and conditions are generally only known when the aircraft are delivered and, based on past experience, it is considered that such financing is unlikely actually to be put in place.

Pension commitments
EADS has several joint ventures with BAe Systems (BAES), including Airbus and MBDA. So long as BAES remains a shareholder in the joint ventures, UK employees continue to benefit from BAES' defined benefits pension plan. BAES has announced a shortfall of some £ 2,099 million (after tax) between the value of plan assets and the amount of outstanding pension obligations. Such unfunded amount would have been recognized by BAES in its books, had the new UK accounting standard (FRS 17) already been applicable. As participants in these joint ventures, EADS group companies are potentially affected by this deficit. However, the joint venture agreements with BAES have the effect of capping the joint ventures' contributions to the plan for limited periods of time (e.g. until 2011 for Airbus), and any additional contributions called for must be paid by BAe Systems. EADS group is therefore not

currently affected by this deficit, until the periods of the contribution caps expire. At present, EADS has no information on how and to what extent the deficit could impact the group after the periods of contribution caps have expired. Consequently, EADS expenses its contributions to the plan as if it were a defined contribution plan.

Future lease payments

Future lease payments due by EADS under non-cancelable leases (office premises, vehicles, etc.) amounted to € 141 million at December 31, 2003. Maturities were as follows:

(in millions €)	
Due in 2004	*14*
After 2004 but not later than 2008	*43*
After 2008	*84*

Other guarantees

EADS has granted various guarantees to reimburse advances and performance guarantees extended in connection with orders received under long-term contracts. It also has commitments to purchase property, plant and equipment.

Unused lines of credit

At December 31, 2003, the EADS group had unused authorized lines of credit totaling € 534 million.

27 EMPLOYEES

Average number of employees in 2003 and 2002:

	2003	2002
Book Publishing	*3,720*	*3,749*
Print Media	*7,723*	*7,854*
Distribution Services	*12,603*	*13,155*
Lagardere Active	*2,193*	*2,191*
Lagardère Media	**26,239**	**26,949**
EADS	*16,409*	*15,665*
Automobile	*-*	*3,014*
Other Activities	*361*	*198*
Total	**43,009**	**45,826**

In the above table, employees of companies proportionally consolidated are included at the percentage interest held by Lagardère.

28 REMUNERATION PAID TO MANAGING PARTNERS AND TO MEMBERS OF THE SUPERVISORY BOARD

In 2003, a total gross remuneration of € 6,253,000 was paid by Lagardère SCA to managing partners and members of the Supervisory Board for the functions held by them in Group companies (including EADS group).

Attendance fees paid to members of the Supervisory Board in 2003 totaled € 425,000.

29 CONTRIBUTION OF EADS TO LAGARDÈRE'S CONSOLIDATED FINANCIAL STATEMENTS

Presented below is a reconciliation of EADS' published income statement figures with the restated amounts included in Lagardère's consolidated statement of income for the years 2003 and 2002. It should be noted that:

- reclassifications were made in order to present under Lagardère's format the amounts initially published by EADS using different accounting policies;
- the type of restatements made in relation to foreign currency transactions and to goodwill are explained in note 3 under B – Principles of consolidation.

(in millions €)		Reclassifications – 2003					
	EADS 100% (as published)	Capital gains on disposals	Restructuring costs	Goodwill	Companies taken at equity	Provisions on financial assets	EADS 100% (in Lagardère's format)
Net sales	**30,133**	**–**	**–**	**–**	**–**	**–**	**30,133**
Operating income	*561*	*(28)*	*361*	*567*	*–*	*96*	*1,557*
Interest income (expense), net	*131*	*–*	*–*	*–*	*(224)*	*(96)*	*(189)*
Operating income after interest	**692**	**(28)**	**361**	**567**	**(224)**	**–**	**1,368**
Non-operating expenses, net	*–*	*28*	*(361)*	*–*	*–*	*–*	*(333)*
Income taxes	*(474)*	*–*	*–*	*–*	*–*	*–*	*(474)*
Amortization of goodwill	*–*	*–*	*–*	*(567)*	*–*	*–*	*(567)*
Share in net income of companies taken at equity	*–*	*–*	*–*	*–*	*–*	*224*	*224*
Minority interests	*(66)*	*–*	*–*	*–*	*–*	*–*	*(66)*
Net income	**152**	**0**	**–**	**0**	**0**	**0**	**152**

(in millions €)		Reclassifications – 2002				
	EADS 100% (as published)	Capital gains on disposals	Restructuring costs	Goodwill	Companies taken at equity	EADS 100% (in Lagardère's format)
Net sales	**29,901**	**–**	**–**	**–**	**–**	**29,901**
Operating income	*160*	*(92)*	*161*	*936*	*–*	*1,165*
Interest income (expense), net	*27*	*–*	*–*	*–*	*(109)*	*(82)*
Operating income after interest	**187**	**(92)**	**161**	**936**	**(109)**	**1,083**
Non-operating expenses, net	*–*	*92*	*(161)*	*(350)*	*–*	*(419)*
Income taxes	*(453)*	*–*	*–*	*–*	*–*	*(453)*
Amortization of goodwill	*–*	*–*	*–*	*(586)*	*–*	*(586)*
Share in net income of companies taken at equity	*–*	*–*	*–*	*–*	*109*	*109*
Minority interests	*(33)*	*–*	*–*	*–*	*–*	*(33)*
Net loss	**(299)**	**0**	**0**	**0**	**0**	**(299)**

(in millions €)	Restatements to Lagardère's accounting policies – 2003					
	EADS 100% (in Lagardère's format)	Foreign exchange	Goodwill amortization	Fair value adjustment *	EADS 100% (restated)	EADS 15.07% (as consolidated by Lagardère)
Net sales	**30,133**	**(197)**	**–**	**–**	**29,936**	**4,510**
Operating income	*1,557*	*(161)*	*149*		*1,545*	*232*
Interest expense, net	*(189)*	*9*	*–*	*41*	*(139)*	*(20)*
Operating income after interest	**1,368**	**(152)**	**149**	**41**	**1,406**	**212**
Non-operating expenses, net	*(333)*	*–*	*6*	*–*	*(327)*	*(49)*
Income taxes	*(474)*	*55*	*(56)*	*–*	*(475)*	*(72)*
Amortization of goodwill	*(567)*	*–*	*271*	*–*	*(296)*	*(45)*
Share in net income of companies taken at equity	*224*	*–*	*26*	*–*	*250*	*38*
Minority interests	*(66)*	*20*	*(41)*	*–*	*(87)*	*(13)*
Net income	**152**	**(77)**	**355**	**41**	**471**	**71**

* EADS' treasury stock reclassified to marketable securities, and provision write-back due to the rise in of its market price.

(in millions €)	Restatements to Lagardère's accounting policies – 2002					
	EADS 100% (in Lagardère's format)	Foreign exchange	Goodwill amortization	Fair value adjustment *	EADS 100% (restated)	EADS 15.10% (as consolidated by Lagardère)
Net sales	**29,901**	**(1,174)**	**–**	**–**	**28,727**	**4,339**
Operating income	*1,165*	*(905)*	*155*	*–*	*415*	*63*
Interest expense, net	*(82)*	*(74)*	*–*	*(41)*	*(197)*	*(29)*
Operating income after interest	**1,083**	**(979)**	**155**	**(41)**	**218**	**34**
Non-operating expenses, net	*(419)*	*–*	*277*	*–*	*(142)*	*(21)*
Income taxes	*(453)*	*387*	*(64)*	*–*	*(130)*	*(20)*
Amortization of goodwill	*(586)*	*–*	*284*	*–*	*(302)*	*(46)*
Share in net income of companies taken at equity	*109*	*–*	*26*	*–*	*135*	*20*
Minority interests	*(33)*	*118*	*(57)*	*–*	*28*	*4*
Net loss	**(299)**	**(474)**	**621**	**(41)**	**(193)**	**(29)**

* EADS' treasury stock reclassified to marketable securities, and provision for fair market value adjustments.

Consolidated statements of income for the years ended December 31

(in millions €)	2003			2002			
	Excluding EADS	EADS 15.07%	Lagardère Group	Excluding Automobile & EADS	Automobile	EADS 15.10%	Lagardère Group
Operating revenues							
Net sales	7,944.0	4,510.4	12,454.4	8,095.0	782.4	4,339.1	13,216.5
Other operating revenues	604.1	10.2	614.3	513.4	6.4	73.5	593.3
Total operating revenues	**8,548.1**	**4,520.6**	**13,068.7**	**8,608.4**	**788.8**	**4,412.6**	**13,809.8**
Operating expenses							
Purchases and changes in inventories	(4,267.6)	(2,829.8)	(7,097.4)	(4,410.0)	(527.7)	(2,872.7)	(7,810.4)
Payroll costs	(1,377.2)	(1,144.6)	(2,521.8)	(1,386.6)	(142.6)	(1,127.7)	(2,656.9)
Depreciation. amortization and provisions	(245.3)	(277.1)	(522.4)	(226.1)	(33.5)	(310.9)	(570.5)
Other operating expenses	(2,219.5)	(36.3)	(2,255.8)	(2,215.9)	(77.7)	(38.8)	(2,332.4)
Total operating expenses	**(8,109.6)**	**(4,287.8)**	**(12,397.4)**	**(8,238.6)**	**(781.5)**	**(4,350.1)**	**(13,370.2)**
OPERATING INCOME	**438.5**	**232.8**	**671.3**	**369.8**	**7.3**	**62.5**	**439.6**
Interest income (expense), net	62.8	(20.9)	41.9	(338.3)	36.5	(29.7)	(331.5)
Non-operating income (expenses), net	(29.7)	(49.2)	(78.9)	(76.7)	(272.9)	(21.3)	(370.9)
Preferred remuneration	(8.1)	-	(8.1)	(10.7)	-	-	(10.7)
Amortization of goodwill	(79.0)	(44.6)	(123.6)	(78.1)	(0.5)	(45.8)	(124.4)
Income taxes	(121.7)	(71.6)	(193.3)	162.6	-	(19.6)	143.0
Net income (loss) from companies accounted for by the equity method	11.5	37.6	49.1	(52.8)	-	20.3	(32.5)
NET INCOME (LOSS) BEFORE MINORITY INTERESTS	**274.3**	**84.1**	**358.4**	**(24.2)**	**(229.6)**	**(33.6)**	**(287.4)**
Minority interests	(11.3)	(13.2)	(24.5)	(7.9)	-	4.2	(3.7)
NET INCOME (LOSS)	**263.0**	**70.9**	**333.9**	**(32.1)**	**(229.6)**	**(29.4)**	**(291.1)**

Consolidated balance sheet at December 31

ASSETS (in millions €)	2003 Excluding EADS	2003 EADS 15.04%	2003 Lagardère Group	2002 Excluding Automobile & EADS	2002 Automobile	2002 EADS 15.07%	2002 Lagardère Group
Current assets							
Cash and cash equivalents	464.9	1,113.3	1,578.2	542.1	78.6	256.5	877.2
Marketable securities	971.1	100.4	1,071.5	650.8	228.1	686.5	1,565.4
Trade receivables, net	777.2	949.0	1,726.2	838.9	48.1	804.3	1,691.3
Inventories, net	460.9	1,628.1	2,089.0	456.4	53.4	1,633.4	2,143.2
Other receivables, prepayments and deferred charges	956.0	1,089.7	2,045.7	845.8	51.4	1,064.9	1,962.1
Total current assets	**3,630.1**	**4,880.5**	**8,510.6**	**3,334.0**	**459.6**	**4,445.6**	**8,239.2**
Investments accounted for by the equity method	1,349.2	153.7	1,502.9	1,346.7	–	138.1	1,484.8
Other investments and non-current assets	1,945.9	371.4	2,317.3	2,040.6	1.5	502.3	2,544.4
Property, plant and equipment	528.3	1,598.6	2,126.9	545.5	112.6	1,440.4	2,098.5
Intangible assets, net	2,753.9	744.9	3,498.8	3,049.8	4.7	748.7	3,803.2
Fixed and other non-current assets	**6,577.3**	**2,868.6**	**9,445.9**	**6,982.6**	**118.8**	**2,829.5**	**9,930.9**
Total assets	**10,207.4**	**7,749.1**	**17,956.5**	**10,316.6**	**578.4**	**7,275.1**	**18,170.1**

LIABILITIES AND STOCKHOLDERS' EQUITY (in millions €)	2003 Excluding EADS	2003 EADS 15.04%	2003 Lagardère Group	2002 Excluding Automobile & EADS	2002 Automobile	2002 EADS 15.07%	2002 Lagardère Group
Liabilities							
Trade payables	1,522.6	1,696.5	3,219.1	1,515.2	151.0	1,599.7	3,265.9
Advances on contracts and deferred income	15.9	2,228.0	2,243.9	20.3	0.5	2,063.6	2,084.4
Borrowings	3,102.3	716.7	3,819.0	3,359.3	14.8	749.8	4,123.9
Other payables and provisions	1,164.3	757.4	1,921.7	1,049.2	208.4	747.0	2,004.6
Reserves for risks and charges	995.6	1,205.4	2,201.0	995.9	203.7	1,161.7	2,361.3
Total liabilities	**6,800.7**	**6,604.0**	**13,404.7**	**6,939.9**	**578.4**	**6,321.8**	**13,840.1**
Perpetual subordinated notes	415.8	–	415.8	415.8	–	–	415.8
Minority interests	146.8	107.7	254.5	158.7	–	71.8	230.5
Total permanent funds	**562.6**	**107.7**	**670.3**	**574.5**	**0.0**	**71.8**	**646.3**
Stockholders' equity							
Capital stock	851.7	–	851.7	849.2	–	–	849.2
Additional paid-in capital and retained earnings	1,992.4	1,037.4	3,029.8	1,953.0	–	881.5	2,834.5
Total stockholders' equity	**2,844.1**	**1,037.4**	**3,881.5**	**2,802.2**	**0.0**	**881.5**	**3,683.7**
Total permanent funds and stockholders' equity	**3,406.7**	**1,145.1**	**4,551.8**	**3,376.7**	**0.0**	**953.3**	**4,330.0**
Total liabilities and stockholders' equity	**10,207.4**	**7,749.1**	**17,956.5**	**10,316.6**	**578.4**	**7,275.1**	**18,170.1**

Consolidated statements of cash flows for the years ended December 31

(in millions €)	2003 Excluding EADS	2003 EADS	2003 Lagardère Group	2002 Excluding Automobile & EADS	2002 Automobile	2002 EADS	2002 Lagardère Group
Net income (loss)	**263.0**	**70.9**	**333.9**	**(32.1)**	**(229.6)**	**(29.4)**	**(291.1)**
Adjustments to reconcile net income to net cash flows from operating activities							
Minority interests in net income	*11.3*	*13.2*	*24.5*	*7.9*	–	*(4.2)*	*3.7*
Depreciation, amortization and provisions	*208.8*	*344.7*	*553.5*	*504.0*	*201.9*	*335.9*	*1,041.8*
(Gains) losses on disposals of assets, net of tax	*(50.0)*	*(4.3)*	*(54.3)*	*(9.5)*	*1.6*	*(15.8)*	*(23.7)*
Share of (income) loss of companies accounted for by the equity method	*(11.5)*	*(37.6)*	*(49.1)*	*52.7*	–	*(20.2)*	*32.5*
Dividends received from companies accounted for by the equity method	*18.7*	*5.8*	*24.5*	*4.9*	–	*4.5*	*9.4*
Net change in deferred taxes (¹)	*0.4*	*(20.5)*	*(20.1)*	*(167.1)*	–	*(10.2)*	*(177.3)*
Net change in working capital requirements	*83.2*	*343.6*	*426.8*	*69.2*	*9.1*	*145.6*	*223.9*
Net cash flows from operations	**523.9**	**715.8**	**1,239.7**	**430.0**	**(17.0)**	**406.2**	**819.2**
Acquisitions of fixed assets	*(207.9)*	*(444.6)*	*(652.5)*	*(230.2)*	*(32.2)*	*(348.6)*	*(611.0)*
Long-term financial investments	*(62.2)*	*(190.3)*	*(252.5)*	*(1 429.1)*	*(0.4)*	*(283.7)*	*(1,713.2)*
Proceeds from sales of fixed assets and investments	*163.8*	*68.4*	*232.2*	*28.8*	*0.8*	*162.0*	*191.6*
Decrease in other non-current assets	*67.3*	*12.6*	*79.9*	*32.8*	*0.7*	*22.6*	*56.1*
Decrease (increase) in marketable securities	*21.5*	*46.0*	*67.5*	*0.3*	–	*(63.3)*	*(63.0)*
Net cash flows from investments	**(17.5)**	**(507.9)**	**(525.4)**	**(1,597.4)**	**(31.1)**	**(511.0)**	**(2,139.5)**
Net cash flows from operations and investments	**506.4**	**207.9**	**714.3**	**(1,167.4)**	**(48.1)**	**(104.8)**	**(1,320.3)**
Increase (decrease) in borrowings	*(119.1)*	*170.6*	*51.5*	*1 233.9*	*(2.1)*	*(116.6)*	*1 115.2*
Issue of common stock in parent company	*10.3*	–	*10.3*	*11.4*	–	–	*11.4*
Adjustments of minority interests from capital reorganizations	*2.4*	–	*2.4*	–	–	*(19.1)*	*(19.1)*
Dividends paid to stockholders (²)	*(74.0)*	*(36.7)*	*(110.7)*	*(55.3)*	–	*(61.1)*	*(116.4)*
Dividends paid to minority interests	*(13.3)*	*(5.7)*	*(19.0)*	*(10.9)*	–	–	*(10.9)*
Net cash flows from financing activities	**(193.7)**	**128.2**	**(65.5)**	**1,179.1**	**(2.1)**	**(196.8)**	**980.2**
Effect on cash of deconsolidation of Matra Automobile	*(301.6)*	–	*(301.6)*	–	–	–	–
Effect on cash of exchange rate fluctuations	*(40.7)*	*(2.3)*	*(43.0)*	*(32.4)*	–	*(20.6)*	*(53.0)*
Effect on cash of other movements	*(0.7)*	*(24.0)*	*(24.7)*	*(24.7)*	*4.5*	*(2.4)*	*(22.6)*
Net increase (decrease) in cash	**(30.3)**	**309.8**	**279.5**	**(45.4)**	**(45.7)**	**(324.6)**	**(415.7)**
Net cash, beginning of year	**796.1**	**805.4**	**1,601.5**	**539.9**	**347.3**	**1,130.0**	**2,017.2**
Net cash, end of year	**765.8**	**1,115.2**	**1,881.0**	**494.5**	**301.6**	**805.4**	**1,601.5**

(¹) Including release of the provision for taxes on T-Online capital gain.
(²) Including the portion of net income paid to the general partners.

Fully consolidated companies at December 31, 2003

BOOK PUBLISHING

Company	Head office	Registration number	% holding	% control
HACHETTE LIVRE	43, quai de Grenelle - 75905 PARIS Cedex 15, France	602 060 147	100.00	100.00
HATIER DEVELOPPEMENT	1, avenue Gutemberg - 78316 MAUREPAS Cedex, France	302 655 089	100.00	100.00
BIBLIO PARTICIPATIONS	43, quai de Grenelle - 75905 PARIS Cedex 15, France	377 627 583	100.00	100.00
CALMANN LEVY	3, rue Auber 75009 PARIS, France	572 082 279	69.57	69.57
DIFFULIVRE	SAINT SULPICE, Switzerland		100.00	100.00
DILIBEL	ALLEUR, Belgium		100.00	100.00
EDDL	5, rue du Pont de Lodi - 75006 PARIS, France	403 202 252	100.00	100.00
EDITION N°1	43, quai de Grenelle - 75905 PARIS Cedex 15, France	312 285 745	100.00	100.00
EDITIONS GRASSET ET FASQUELLE	61, rue des Saints Pères - 75006 PARIS, France	562 023 705	95.00	95.37
EDITIONS JEAN-CLAUDE LATTES	17, rue Jacob - 75006 PARIS, France	682 028 659	100.00	100.00
EDITIONS STOCK	27, rue Cassette - 75006 PARIS, France	612 035 659	100.00	100.00
FERNAND HAZAN EDITEUR	64, quai Marcel Cachin - 94290 VILLENEUVE-LE-ROI, France	562 030 221	99.94	100.00
GROUPE HATIER INTERNATIONAL	31, rue de Fleurus - 75006 PARIS, France	572 079 093	100.00	100.00
H.L 93	43, quai de Grenelle - 75905 PARIS Cedex 15, France	390 674 133	100.00	100.00
H.L 99 LTD	LONDON, United Kingdom		100.00	100.00
H.L FINANCES	58, rue Jean Bleuzen - 92170 VANVES, France	384 562 070	99.90	100.00
HACHETTE COLLECTIONS	43, quai de Grenelle - 75905 PARIS Cedex 15, France	395 291 644	100.00	100.00
HACHETTE COLLECTIONS JAPON	TOKYO, Japan		100.00	100.00
HACHETTE FASCICOLI	MILAN, Italy		100.00	100.00
HACHETTE PARTWORKS LTD	LONDON, United Kingdom		100.00	100.00
LE LIVRE DE PARIS	58, rue Jean Bleuzen - 92170 VANVES, France	542 042 114	100.00	100.00
LIBRAIRIE ARTHEME FAYARD	75, rue des Saints Pères - 75006 PARIS, France	562 136 895	99.89	99.89
LIBRAIRIE GENERALE FRANCAISE (L.G.F.)	43, quai de Grenelle - 75905 PARIS Cedex 15, France	542 086 749	79.99	80.00
SYLEMMA ANDRIEU	Place du Moulin-Wette - 60120 BONNEUIL-LES-EAUX, France	711 720 458	100.00	100.00
THE WATTS PUBLISHING GROUP LTD	LONDON, United Kingdom		100.00	100.00
Hatier Group				
CENTRE DE TRAITEMENT DES RETOURS	137, route de Corbeil - Lieudit Balizy - 91160 LONGJUMEAU, France	381 737 519	100.00	100.00
EDELSA	MADRID, Spain		100.00	100.00
LES EDITIONS DIDIER	13, rue de l'Odéon - 75006 PARIS, France	313 042 541	100.00	100.00
LES EDITIONS FOUCHER	31, rue de Fleurus - 75006 PARIS, France	352 559 066	100.00	100.00
LES EDITIONS HATIER	8, rue d'Assas - 75006 PARIS, France	352 585 624	100.00	100.00
LIBRAIRIE PAPETERIE NATIONALE	CASABLANCA, Morocco		99,99	100.00
RAGEOT EDITEUR	6, rue d'Assas - 75006 PARIS, France	572 022 978	100.00	100.00
S.C.I. ASSAS RASPAIL	8, rue d'Assas - 75006 PARIS, France	315 844 431	100.00	100.00
S.C.I. DU 63 BOULEVARD RASPAIL	63, boulevard Raspail - 75006 PARIS, France	315 830 034	100.00	100.00
S.C.I. DU 8/8bis RUE D'ASSAS	8, rue d'Assas - 75006 PARIS, France	315 844 423	100.00	100.00
Salvat Group				
GRUPO EDITORIAL BRUNO SL	MADRID, Spain			
HACHETTE LATINOAMERICA	MEXICO CITY, Mexico		100.00	100.00
SALVAT EDITORES SA	BARCELONA, Spain		100.00	100.00
PAGSL	BARCELONA, Spain		100.00	100.00
SALVAT EDITORES PORTUGAL	LISBON, Portugal		100.00	100.00
SALVAT SA DE DISTRIBUCION	BARCELONA, Spain		100.00	100.00
Orion Group				
ORION PUBLISHING GROUP LTD	LONDON, United Kingdom		98.75	98.75
LITTLE HAMPTON BOOK SERVICE LTD	LONDON, United Kingdom		98.75	100.00
Octopus Group				
OCTOPUS PUBLISHING LTD	LONDON, United Kingdom		100.00	100.00
CONRAN OCTOPUS LTD	LONDON, United Kingdom		100.00	100.00

PRINT MEDIA

Company	Head office	Registration number	% holding	% control
HACHETTE FILIPACCHI MEDIAS	149, rue Anatole France - 92534 LEVALLOIS-PERRET Cedex, France	642 015 440	100.00	100.00
HACHETTE FILIPACCHI PRESSE	149, rue Anatole France - 92534 LEVALLOIS-PERRET Cedex, France	582 101 424	99.97	99.97
AGENCE GENERALE D'IMAGE	104, boulevard Arago - 75014 PARIS, France	379 412 000	99.85	100.00
BEIJING HACHETTE ADVERTISING	HONG KONG, China		99.97	100.00
COLOMBIER 58	149, rue Anatole France - 92534 LEVALLOIS-PERRET Cedex, France	351 183 611	99.94	99.98
COMUNICACION Y PUBLICACIONES	BARCELONA, Spain		73.37	74.00
COMPAGNIE IMMOBILIERE EUROPA	149, rue Anatole France - 92534 LEVALLOIS-PERRET Cedex, France	407 662 329	99.98	100.00
COMPAGNIE INTERNATIONALE DE PRESSE ET DE PUBLICITE (C.I.P.P.)	MONTE-CARLO, Monaco		50.98	51.00
CORSE PRESSE	214, route de Grenoble - 06200 NICE, France	423 375 922	88.59	99.99
DIVERSIFED MEDIA COMPANY LTD	NICOSIA, Cyprus		50.98	100.00
EDIZIONI ITALO FRANCESI (EDIF)	MILAN, Italy		99.99	100.00
EUROSUD PUBLICITE	248, avenue Roger Salengro - 13015 MARSEILLE, France	071 800 098	88.49	99.89
EXCELSIOR FILIPACCHI	1, rue du Colonel Pierre Avia - 75015 PARIS, France	393 471 461	99.92	100.00
F.E.P. U.K. LTD	LONDON, United Kingdom		99.97	100.00
FENGISTONE HOLDING LTD	NICOSIA, Cyprus		50.98	100.00
FINANCIERE COMBOUL	47, rue Sadi Carnot - 92000 NANTERRE, France	423 101 971	99.96	100.00
GAMMA PRESSE IMAGE	70, rue Jean Bleuzen - 92170 VANVES, France	672 002 987	99.85	100.00
GROUPE HACHETTE FILIPACCHI PHOTOS (formerly Hafimage)	149, rue Anatole France - 92534 LEVALLOIS-PERRET Cedex, France	431 716 513	99.85	99.88
H.F PRESSE UKRAINE	KIEV, Ukraine		50.98	51.00
HACHETTE DECORATION PUBLICATION (formerly BHP)	20, rue de Billancourt - 92100 BOULOGNE-BILLANCOURT, France	432 087 724	99.97	100.00
HACHETTE FILIPACCHI 2000 SPOL	PRAGUE, Czech Republic		50.98	51.00
HACHETTE FILIPACCHI ASSOCIES	149, rue Anatole France - 92534 LEVALLOIS-PERRET Cedex, France	324 286 319	99.97	100.00
HACHETTE FILIPACCHI FILM	149, rue Anatole France - 92534 LEVALLOIS-PERRET Cedex, France	572 028 959	99.97	100.00
HACHETTE FILIPACCHI HOLDINGS US	NEW YORK, USA		99.97	100.00
HACHETTE FILIPACCHI HONG KONG LTD	HONG KONG, China		99.97	100.00
HACHETTE FILIPACCHI INTERDECO	23, rue Baudin - 92303 LEVALLOIS-PERRET Cedex, France	321 376 600	99.97	100.00
HACHETTE FILIPACCHI INVESTISSEMENTS	149, rue Anatole France - 92534 LEVALLOIS-PERRET Cedex, France	339 257 172	99.98	99.99
HACHETTE FILIPACCHI MAGAZINES US	NEW YORK, USA		99.97	100.00
HACHETTE FILIPACCHI NORGE AS	OSLO, Norway		99.97	100.00
HACHETTE FILIPACCHI POLSKA	WARSAW, Poland		99.97	100.00
HACHETTE FILIPACCHI PRESSE FINANCES	149, rue Anatole France - 92534 LEVALLOIS-PERRET Cedex, France	410 208 136	99.97	100.00
HACHETTE FILIPACCHI PRESSE AUTOMOBILE	1, rue du Colonel Pierre Avia - 75015 PARIS, France	393 471 461	99.91	100.00
HACHETTE FILIPACCHI PROSPECTIVE	149, rue Anatole France - 92534 LEVALLOIS-PERRET Cedex, France	300 938 826	99.97	100.00
HACHETTE FILIPACCHI PUBLICACOES LDA	LISBON, Portugal		99.11	100.00
HACHETTE FILIPACCHI SA	MADRID, Spain		99.11	99.14
HACHETTE FILIPACCHI SVERIGE AB	STOCKHOLM, Sweden		99.97	100.00
HACHETTE FILIPACCHI TAIWAN	TAIPEI, Taiwan		99.97	100.00
HACHETTE FILIPACCHI UK LTD	LONDON, United Kingdom		99.97	100.00
HACHETTE FUJIN GAHO	TOKYO, Japan		99.97	100.00
HACHETTE INTERDECO SA	MADRID, Spain		99.32	100.00
HACHETTE MAGAZINE VDB	AMSTERDAM, Netherlands		50.98	51.00
HACHETTE RUSCONI EDITORE	MILAN, Italy		100.00	100.00
HACHETTE RUSCONI PUBBLICITA	MILAN, Italy		100.00	100.00
HOA QUI	30, rue des Favorites - 75001 PARIS, France	582 053 393	99,85	100.00
IMEDIA PRESSE	14, avenue Pierre Mendès France - 67300 SCHILTIGHEIM, France	339 301 467	99.91	99.94
INTERDECO	23, rue Baudin - 92303 LEVALLOIS-PERRET Cedex, France	345 404 040	99.97	100.00
INTERDECO HACHETTE ADVERTISING POLSKA	WARSAW, Poland		99.97	100.00
INTERMAG	23, rue Baudin - 92303 LEVALLOIS-PERRET Cedex, France	382 841 930	99.97	100.00
INTERNATIONAL MEDIA HOLDING BV (IMH)	AMSTERDAM, Netherlands		99.97	100.00
INTERNATIONAL PUBLICATIONS HOLDING (IPH)	AMSTERDAM, Netherlands		99.97	100.00
INTERDECO GLOBAL ADVERTISING (formerly HF GLOBAL ADVERTISING)	23, rue Baudin - 92303 LEVALLOIS-PERRET Cedex, France	350 277 059	99.72	100.00

PRINT MEDIA (continued)

Company	Head office	Registration number	% holding	% control
INTERDECO SCANDINAVIA (formerly HACHETTE ANNONS AB)	STOCKHOLM, Sweden		99.97	100.00
KATZ	NEW YORK, USA		99.95	100.00
KEYSTONE	21, rue du Renard - 75004 PARIS, France	692 021 371	99,80	100.00
LA PROVENCE	248, avenue Roger Salengro - 13015 MARSEILLE, France	056 806 813	99.78	99.82
LA REPUBLIQUE	11, rue Mirabeau - 83000 TOULON, France	549 500 635	74.06	99.68
LES EDITIONS FILIPACCHI	151, rue Anatole France - 92598 LEVALLOIS-PERRET Cedex, France	712 003 516	99.97	100.00
MAISON D'EDITION HFS	MOSCOW, Russia		50.98	100.00
MARSEILLE PRESSE	248, Avenue Roger Salengro - 13015 MARSEILLE, France	440 993 871	99.78	100.00
MEDIA SUD	248, Avenue Roger Salengro - 13015 MARSEILLE, France	303 971 774	96.51	96.72
METROPOLE MEDIA PRESSE	11, rue Marbeuf - 75008 PARIS, France	424 798 577	73.35	73.38
MONTREUX PUBLICATIONS	MONTREUX, Switzerland		50.09	50.10
MPA	70, rue Jean Bleuzen - 92170 VANVES, France	382 799 245	99.85	100.00
MULTIEDICIONES UNIVERSALES	MADRID, Spain		99.97	100.00
NICE MATIN	214, route de Grenoble - 06290 NICE Cedex 3, France	955 801 204	77.39	99.00
PACIFIC MAGAZINES AND PRINTING	AMSTERDAM, Netherlands		99.97	100.00
PRESSINTER	149, rue Anatole France - 92534 LEVALLOIS-PERRET Cedex, France	407 679 026	99.97	100.00
PUBLICACIONES HACHETTE FILIPACCHI	MADRID, Spain		99.97	100.00
PUBLICATIONS FRANCE MONDE	149, rue Anatole France - 92534 LEVALLOIS-PERRET Cedex, France	562 113 787	99.94	99.96
PUBLICATIONS GROUPE LOISIRS (P.G.L)	149, rue Anatole France - 92534 LEVALLOIS-PERRET Cedex, France	338 195 720	99.97	100.00
QUILLET SA	149, rue Anatole France - 92534 LEVALLOIS-PERRET Cedex, France	542 043 971	99.96	99.73
RAPHO	8, rue d'Alger - 75001 PARIS, France	562 032 490	99.95	100.00
REGISCOPE	133, avenue des Champs-Elysées - 75008 PARIS, France	662 025 451	51.00	51.00
REVISTAS HIPANO AMERICANAS	MADRID, Spain		99.11	100.00
SOCIETE DE CONCEPTION DE PRESSE ET D'EDITION (S.C.P.E.)	149-151, rue A. France - 92534 LEVALLOIS-PERRET Cedex, France	431 876 499	79.97	79.97
SOCIETE DE TRAITEMENT DES PRODUITS DE PRESSE (S.T.P.P.)	10, rue Thierry Le Luron - 92592 LEVALLOIS-PERRET Cedex, France	732 053 491	99.97	100.00
SOCIETE D'EXPLOITATION DES AGENCES DE PRESSE	7/9, rue de la Bourse - 75002 PARIS, France	391 817 467	99.97	100.00
SOCIETE D'INFORMATION ET DE PUBLICATION	151, rue Anatole France - 92598 LEVALLOIS-PERRET Cedex, France	324 864 172	99.92	99.93
SOGIDE	149, rue Anatole France - 92534 LEVALLOIS-PERRET Cedex, France	311 845 226	59.98	60.00
STILL PRESS AGENCY	70, rue Jean Bleuzen - 92170 VANVES, France	321 253 379	99.85	100.00
TOP	10, rue des Pyramides - 75001 PARIS, France	323 505 503	99.95	100.00
TELEPHONE PUBLISHING GROUP				
TELEPHONE PUBLISHING	MADRID, Spain		71.75	72.40
GABINETE ASTROLOGICO	MADRID, Spain		71.75	100.00
SISTEMAS TELEFONICOS AUXILIARES	MADRID, Spain		71.75	100.00
TELEFONIA DE FUTURO	MADRID, Spain		71.75	100.00
VALOR ANADIDO TELEFONICO	MADRID, Spain		71.75	100.00

➔ DISTRIBUTION SERVICES

Company	Head office	Registration number	% holding	% control
HACHETTE DISTRIBUTION SERVICES	2, rue Lord Byron - 75008 PARIS, France	330 814 732	100.00	100.00
AELIA	114, avenue Charles de Gaulle 92522 NEUILLY-SUR-SEINE Cedex, France	380 253 518	79.50	100.00
AEROBOUTIQUE FRANCE	114, avenue Charles de Gaulle - 92522 NEUILLY-SUR-SEINE Cedex, France	380 193 938	79.50	100.00
AEROBOUTIQUE INFLIGHT RETAIL	ZAC du Parc 12 rue St Exupéry BP 301 77 293 COMPANS Cedex, France	408 053 809	52.37	65.88
AEROBOUTIQUE INFLIGHT RETAIL UK	LONDON, United Kingdom		52.39	100.00
AEROBOUTIQUE SALES GROUPE	CASABLANCA, Morocco		41.84	79.87
AMP	BRUSSELS, Belgium		92.42	92.42
ALVADIS	BRUSSELS, Belgium		92.41	100.00
CHAUSSEM	BRUSSELS, Belgium		92.41	99.99
CURTIS CIRCULATION COMPANY	PENNSAUKEN, USA		90.00	90.00
DIPRENSA	MADRID, Spain		66.86	66.86
DISTRIBRUGGE	BRUGES, Belgium		92.42	100.00
DISTRIDIJLE	MALINES, Belgium		92.42	100.00
DISTRILIM	HASSELT, Belgium		92.42	100.00
DISTRINEWS	BRUSSELS, Belgium		92.42	100.00
DISTRISUD	LIEGE, Belgium		92.18	99.74
DISTRIVESDRE	VERVIERS, Belgium		78.56	85.00
DISTRIWEST NV	REKKEM, Belgium		92.42	100.00
DUTY FREE ASSOCIATES	114, avenue Charles de Gaulle 92522 NEUILLY-SUR-SEINE Cedex, France	423 402 312	79.50	100.00
DYNAPRESSE	CAROUGE, Switzerland		62,28	100.00
EURODIS	114, avenue Charles de Gaulle 92522 NEUILLY-SUR-SEINE Cedex, France	428 705 982	79.34	99.80
EXTRAPOLE SA	16 boulevard du Général Leclerc - 92115 CLICHY Cedex, France	413 653 569	99.99	100.00
HACHETTE DISTRIBUTION & SERVICES	BRUSSELS, Belgium		92.42	100.00
HACHETTE DISTRIBUTION SERVICES FRANCE	2, rue Lord Byron - 75008 PARIS, France	389 540 378	100.00	100.00
HACHETTE DISTRIBUTION Inc.	PENNSAUKEN, USA		100.00	100.00
H.D.S. AUSTRALIA PTY	SYDNEY, Australia		100.00	100.00
H.D.S. CANADA	MONTREAL, Canada		100.00	100.00
H.D.S. DEUTSCHLAND	HUERTH HERMUELHEIM, Germany		100.00	100.00
H.D.S. EINZELHANDEL	DIETZENBACH, Germany		100.00	100.00
H.D.S. POLSKA	WARSAW, Poland		100.00	100.00
H.D.S. RETAIL NORTH AMERICA	NEW YORK, USA		100.00	100.00
INMEDIO	GDANSK, Poland		100.00	100.00
INTERNATIONALE PRESSE	DIETZENBACH, Germany		75.10	100.00
I.B.D.	OSTENDE, Belgium		92.42	100.00
LE FURET DU NORD	37, rue Jules Guesde - 59160 LOMME, France	459 500 864	99.36	99.37
MARKEDIS	MADRID, Spain		100.00	100.00
MARLENE	New Caledonia		39.75	50.00
MUSIC RAILWAILS	52, avenue des Champs-Elysées - 75008 PARIS, France	414 434 431	99.99	100.00
NAVILLE	CAROUGE, Switzerland		62.28	100.00
O.LF.	FRIBOURG, Switzerland		62.28	100.00
PAYOT NAVILLE DISTRIBUTION	FRIBOURG, Switzerland		62.28	65.00
PAYOT SA	LAUSANNE, Switzerland		62.26	99.97
PETITE PLANETE	114, avenue Charles de Gaulle 92522 NEUILLY-SUR-SEINE Cedex, France	403 493 158	79.50	100.00
PRESSE IMPORT SA	CORMINBOEUF, Switzerland		62.28	100.00
PRESS RELAY LOGAN	NEW YORK, USA		87.00	87.00
PRESS RELAY / RMD - DELTA	NEW YORK, USA		83.00	83.00
PRESS RELAY WASHINGTON NATIONAL	NEW YORK, USA		90,00	90,00
PRESS-SHOP ALG	BRUSSELS, Belgium		75.54	81.75
RELAIS H	126, rue Jules Guesde - 92300 LEVALLOIS-PERRET, France	542 095 336	100.00	100.00

DISTRIBUTION SERVICES (continued)

Company	Head office	Registration number	% holding	% control
SAARBACH	HUERTH HERMUELHEIM, Germany		75.10	75.10
SARESCHRI	114, avenue Charles de gaulle 92522 NEUILLY-SUR-SEINE Cedex, France	418 459 566	39.75	50.00
SCHULZE GMBH	DIETZENBACH, Germany		100.00	100.00
SCSC	126, rue Jules Guesde - 92300 LEVALLOIS-PERRET, France	431 960 004	100.00	100.00
SECJ	126, rue Jules Guesde - 92300 LEVALLOIS-PERRET, France	447 707 571	60.00	60.00
SIGMA	MADRID, Spain		50.00	100.00
SOCIEDAD GENERAL ESPANOLA DE LIBRERIA (SGEL)	MADRID, Spain		100.00	100.00
SPECIAL INTEREST	DIETZENBACH, Germany		75.10	100.00
VIRGIN CAFE	16, boulevard du Général Leclerc - 92115 CLICHY Cedex, France	309 481 158	100.00	100.00
VIRGIN IMMOBILIER PLACEMENT	16, boulevard du Général Leclerc - 92115 CLICHY Cedex, France	377 977 269	100.00	100.00
VIRGIN MEGA	16, boulevard du Général Leclerc - 92115 CLICHY Cedex, France	432 573 806	100.00	100.00
VIRGIN STORES	16, boulevard du Général Leclerc - 92115 CLICHY Cedex, France	344 260 286	100.00	100.00
ZENDIS ESPAGNE	Spain		100.00	100.00
Lapker Group				
LAPKER	BUDAPEST, Hungary		80.01	80.01
BAKONYHIR	BUDAPEST, Hungary		80.01	100.00
BUVIHIR	BUDAPEST, Hungary		80.01	100.00
DELHIR	BUDAPEST, Hungary		80.01	100.00
ESZAKHIR	BUDAPEST, Hungary		80.01	100.00
HIRKER	BUDAPEST, Hungary		80.01	100.00
KOROSHIR	BUDAPEST, Hungary		80.01	100.00
PANNONHIR	BUDAPEST, Hungary		80.01	100.00
PELSOHIR	BUDAPEST, Hungary		80.01	100.00
RABAHIR	BUDAPEST, Hungary		80.01	100.00
RONAHIR	BUDAPEST, Hungary		80.01	100.00
KISKER	BUDAPEST, Hungary		80.01	100.00

LAGARDERE ACTIVE

Company	Head office	Registration number	% holding	% control
LAGARDERE ACTIVE BROADCAST GROUP				
LAGARDERE ACTIVE BROADCAST	57, rue Grimaldi - 98000 MONACO	775 751 779	99.17	99.32
13 PRODUCTION	6A, rue Crinas Prolongée - 13007 MARSEILLE, France	332 148 303	66.20	100.00
AKA FILM	64, rue du Château - 92100 BOULOGNE, France	434 096 293	34.08	51.49
AMAYA-TECHNISONOR	1, Rond-Point Victor Hugo - 92137 ISSY LES MOULINEAUX, France	542 088 604	66.20	100.00
ATLANTIQUE DROITS AUDIOVISUELS	28, rue François 1er - 75008 PARIS, France	388 301 079	66.20	100.00
ATLANTIQUE PRODUCTIONS	25, rue François 1er - 75008 PARIS, France	324 873 421	66.20	100.00
BELVEDERE PRODUCTIONS	25, rue François 1er - 75008 PARIS, France	350 492 757	66.20	100.00
BR COM	28, rue François 1er - 75008 PARIS, France	421 379 108	66.20	100.00
C.E.R.T.	SAARBRÜCKEN, Germany		98.92	99.74
CANAL J	91 bis, rue du Cherche Midi - 75006 PARIS, France	343 509 048	32.87	100.00
CANAL J INTERNATIONAL	91 bis, rue du Cherche Midi - 75006 PARIS, France	342 059 466	32.87	100.00
COMPAGNIE DES CHAINES THEMATIQUES	78, rue Olivier de Serres - 75015 PARIS, France	392 810 263	64.46	100.00
DEMD PRODUCTIONS	27, rue Marbeuf - 75008 PARIS, France	377 608 377	33.15	100.00
D.M.LS. J	20, rue Pergolèse - 75016 PARIS, France	431 280 460	33.00	50.00
D.M.LS. TV	20, rue Pergolèse - 75016 PARIS, France	413 155 524	66.00	99.80
EDI POLOGNE	28, rue François 1er - 75008 PARIS, France	420 304 180	59.50	100.00
EDI ROMANIA	BUCHAREST, Romania		79.34	80.00
EDITIONS MUSICALES FRANCOIS 1ER	25, rue François 1er - 75008 PARIS, France	381 649 771	66.26	100.00
EUROPA PLUS FRANCE	26 bis, rue François 1er - 75008 PARIS, France	354 076 176	77.35	85.60
EUROPE 1 IMMOBILIER	26 bis, rue François 1er - 75008 PARIS, France	622 009 959	89.16	90.00
EUROPE 1 TELECOMPAGNIE	26 bis, rue François 1er - 75008 PARIS, France	542 168 463	99.04	100.00
EUROPE 2 COMMUNICATION	26 bis, rue François 1er - 75008 PARIS, France	339 696 072	99.13	100.00
EUROPE 2 ENTREPRISES	28, rue François 1er - 75008 PARIS, France	352 819 577	99.13	100.00
EUROPE 2 PRAGUE	PRAGUE, Czech Republic		99.17	100.00
EUROPE AUDIOVISUEL	26 bis, rue François 1er - 75008 PARIS, France	309 001 477	66.20	100.00
EUROPE AUDIOVISUEL DEVELOPPEMENT	57, rue Grimaldi - 98000 MONACO		66.20	100.00
EUROPE DEVELOPPEMENT CZECH REPUBLIC	PRAGUE, Czech Republic		99.17	100.00
EUROPE FM	28, rue François 1er - 75008 PARIS, France	405 188 871	99.16	100.00
EUROPE IMAGES INTERNATIONAL	1, Rond-Point Victor Hugo - 92137 ISSY-LES-MOULINEAUX, France	339 412 611	66.20	100.00
EUROPE NEWS	26 bis, rue François 1er - 75008 PARIS, France	343 508 750	99.00	100.00
GMT PRODUCTIONS	27, rue Marbeuf - 75008 PARIS, France	342 171 667	66.20	100.00
HACHETTE PREMIERE & CIE	25, rue François 1er - 75008 PARIS, France	334 805 686	66.20	100.00
HIT FM	28, rue François 1er - 75008 PARIS, France	331 100 446	91.74	90.40
IMAGE & COMPAGNIE	8, Place Boulnois -75017 PARIS, France	334 027 620	66.20	100.00
IMAGES ET SON CONSEIL	57, rue Grimaldi - 98000 MONACO		99.17	100.00
INFINITIV	PRAGUE, Czech Republic		99.17	100.00
IRS FRANCE	28, rue François 1er - 75008 PARIS, France	378 394 258	99.15	100.00
J.L.R. PRODUCTIONS	32, rue d'Armaillé - 75017 PARIS, France	384 015 491	66.20	100.00
KANOKO BV	AMSTERDAM, Netherlands		59.50	60.00
LA CHAINE METEO	78, rue Olivier de Serres - 75015 PARIS, France	393 326 285	64.46	100.00
LAGARDERE ACTIVE FM	28, rue François 1er - 75008 PARIS, France	441 942 760	99.14	100.00
LAGARDERE ACTIVE PUBLICITE	28, rue François 1er - 75008 PARIS, France	383 085 883	99.17	100.00
LAGARDERE ACTIVE PUBLICITE INTERNET	28, rue François 1er - 75008 PARIS, France	407 529 320	99.17	100.00
LAGARDERE ACTIVE PUBLICITE REGIONS	28, rue François 1er - 75008 PARIS, France	329 209 993	99.16	100.00
LAGARDERE ACTIVE RADIO INTERNATIONAL	28, rue François 1er - 75008 PARIS, France	388 404 717	99.17	100.00
LAGARDERE ACTIVE RESSOURCES	28, rue François 1er - 75008 PARIS, France	353 057 854	99.17	100.00
LAGARDERE IMAGES	28, rue François 1er - 75008 PARIS, France	334 595 881	64.46	65.00
LAGARDERE IMAGES INTERNATIONAL	1, Rond-Point Victor Hugo - 92137 ISSY-LES-MOULINEAUX, France	612 039 164	66.20	100.00
LAGARDERE NETWORKS INTERNATIONAL	1, Rond-Point Victor Hugo - 92137 ISSY-LES-MOULINEAUX, France	381 651 744	66.30	100.00
LAGARDERE THEMATIQUES	32, rue François 1er - 75008 PARIS, France	350 787 594	32.87	51.00
LEO PRODUCTIONS	1, Rond-Point Victor Hugo - 92137 ISSY-LES-MOULINEAUX, France	383 160 942	66.75	100.00
LES FILMS D'ICI	12, rue Clavel - 75019 PARIS, France	329 460 448	48.32	73.00
LES PRODUCTIONS 22	50, rue Marcel Dassault - 92100 BOULOGNE, France	423 324 862	66.20	100.00
M5	34, rue Guynemer - 92130 ISSY-LES-MOULINEAUX, France	329 641 872	66.20	100.00

LAGARDERE ACTIVE (continued)

Company	Head office	Registration number	% holding	% control
MATCH TV	28, rue François 1er - 75008 PARIS, France	438 604 738	64.44	100.00
MAXIMAL NEWS TELEVISION	28, rue François 1er - 75008 PARIS, France	384 316 907	33.10	100.00
MAXIMAL PRODUCTIONS	28, rue François 1er - 75008 PARIS, France	432 608 313	33.10	100.00
MCM	78, rue Olivier de Serres - 75015 PARIS, France	384 939 484	32.87	100.00
MCM BELGIQUE	BRUSSELS, Belgium		32.87	100.00
MEZZO	78, rue Olivier de Serres - 75015 PARIS, France	418 141 685	19.80	60.00
PALETTE PRODUCTION	140, rue de Rivoli - 75001 PARIS, France	398 762 955	49.50	74.80
PARIS NEWS	1, Rond-Point Victor Hugo - 92137 ISSY-LES-MOULINEAUX, France	417 778 727	66.20	100.00
PERFORMANCES	28, rue François 1er - 75008 PARIS, France	327 655 551	94.05	94.84
PROMOTION ET SPECTACLES d'EUROPE 1	26 bis, rue François 1er - 75008 PARIS, France	632 042 495	99.50	100.00
RADIO MERCHANDISING COMPAGNY	PRAGUE, Czech Republic		99.17	100.00
REGIE 1	28, rue François 1er - 75008 PARIS, France	383 154 663	50.37	51.00
REGIE RADIO MUSIC	26 bis, rue François 1er - 75008 PARIS, France	341 949 923	99.20	100.00
RFM ENTREPRISES	28, rue François 1er - 75008 PARIS, France	400 283 768	100.00	100.00
RG FREKVENCE 1	PRAGUE, Czech Republic		93.47	94.25
RRM BUCAREST	BUCHAREST, Romania		89.25	90.00
RRM PRAGUE	PRAGUE, Czech Republic		99.17	100.00
SATEL J	91, rue du Cherche Midi - 75006 PARIS, France	380 200 485	66.20	100.00
SO.COM.HA	10, rue Sadi Carnot - 14000 CAEN, France	347 736 597	99.13	100.00
SOLOVEICIK & Cie	34, rue Guynemer - 92130 ISSY-LES-MOULINEAUX, France	424 230 225	66.20	100.00
TELMONDIS	1, Rond-Point Victor Hugo - 92137 ISSY-LES-MOULINEAUX, France	722 021 631	66.10	99.80
TIMOON ANIMATION	4, Place de Brazzavile - 75015 PARIS, France	442 829 275	43.69	66.00
TOP 50	25, rue François 1er - 75008 PARIS, France	307 718 320	66.20	100.00
Lagardere Active Broadband				
LAGARDERE ACTIVE	121, avenue de Malakoff - 75216 PARIS Cedex 16, France	428 705 537	100.00	100.00
CYBERTERRE	43, quai de Grenelle - 75015 PARIS, France	434 661 419	100.00	100.00
EUROPE 1 INTERACTIVE	11, rue de Cambrai - 75927 PARIS Cedex 19, France	415 096 502	100.00	100.00
HACHETTE BOOK GROUP Inc.	NEW YORK, USA		100.00	100.00
HACHETTE PRODUCTIONS Inc.	NEW YORK, USA		100.00	100.00
HACHETTE MUTIMEDIA	11, rue de Cambrai - 75927 PARIS Cedex 19, France	390 287 407	100.00	100.00
LAGARDERE ACTIVE BROADBAND	11, rue de Cambrai - 75927 PARIS Cedex 19, France	343 611 208	100.00	100.00
LAGARDERE ACTIVE BROADBAND MANAGEMENT	11, rue de Cambrai - 75927 PARIS Cedex 19, France	420 442 428	100.00	100.00
L.A.N.A.	NEW YORK, USA		100.00	100.00
MEDIACAST (ex L.A. iTV)	11, rue de Cambrai - 75927 PARIS Cedex 18, France	428 706 170	99.80	99.80
PLURIMEDIA	11, rue de Cambrai - 75927 PARIS Cedex 19, France	420 919 904	99.80	99.80
PLURIMEDIA SPECTACLES	11, rue de Cambrai - 75927 PARIS Cedex 19, France	334 937 563	99.96	99.96
RTM PRODUCTIONS	BRENTWOOD, USA		100.00	100.00
TELEVISION HOLDINGS	121, avenue de Malakoff - 75216 PARIS Cedex 16, France	401 570 502	100.00	100.00
Groupe Legion				
LEGION GROUP SA	121, avenue de Malakoff - 75216 PARIS Cedex 16, France	388 581 555	100.00	100.00
FABIAN HOLDINGS BV	AMSTERDAM, Netherlands		100.00	100.00
GREENLAND INTERACTIVE LTD	LONDON, United Kingdom		50.00	50.00
LEGION UK LTD	LONDON, United Kingdom		100.00	100.00
LEGION TELEKOMMUNIKATION GmbH	DUSSELDORF, Germany		100.00	100.00

OTHER ACTIVITIES

Company	Head office	Registration number	% holding	% control
LAGARDERE SCA	4, rue de Presbourg - 75116 PARIS, France	320 366 446		
ARLIS	121, avenue de Malakoff - 75216 PARIS Cedex 16, France	400 231 056	100.00	100.00
DARIADE	121, avenue de Malakoff - 75216 PARIS Cedex 16, France	400 231 072	100.00	100.00
DESIRADE	121, avenue de Malakoff - 75216 PARIS Cedex 16, France		100.00	100.00
HACHETTE SA	4, rue de Presbourg - 75116 PARIS, France	402 345 128	100.00	100.00
HOLPA	121, avenue de Malakoff - 75216 PARIS Cedex 16, France	572 011 526	100.00	100.00
LAGARDERE NORTH AMERICA, Inc.	NEW YORK, USA		100.00	100.00
LAGARDERE RESSOURCES (formerly Matra Hachette Général)	121, avenue de Malakoff - 75216 PARIS Cedex 16, France	348 991 167	100.00	100.00
M N C	121, avenue de Malakoff - 75216 PARIS Cedex 16, France	345 078 927	100.00	100.00
M.P. 55	121, avenue de Malakoff - 75216 PARIS Cedex 16, France	344 646 021	100.00	100.00
M.P. 65	121, avenue de Malakoff - 75216 PARIS Cedex 16, France	348 971 854	99.42	99.42
M.P. 98	121, avenue de Malakoff - 75216 PARIS Cedex 16, France	387 941 636	99.42	100.00
MATRA AUTOMOBILE Département pièces détachées	8, avenue Jean d'Alambert B.P. 2 - 78190 TRAPPES, France		100.00	100.00
MATRA PARTICIPATIONS	4, rue de Presbourg - 75116 PARIS, France	303 600 902	100.00	100.00
MATRAVISION Inc.	NEW YORK, USA		100.00	100.00
SOFRIMO	121, avenue de Malakoff - 75216 PARIS Cedex 16, France	569 803 687	100.00	100.00
ARJIL & CIE GROUP				
ARJIL & CIE	43, rue Vineuse - 75116 PARIS, France	320 366 453	99.92	99.92
ARJIL & ASSOCIES BANQUE	43, rue Vineuse - 75116 PARIS, France	315 782 490	99.92	100.00
ARJIL & CIE ESPAGNE	MADRID, Spain		99.92	100.00
ARJIM	43, rue Vineuse - 75116 PARIS, France	418 883 203	99.92	100.00
TRANSIT SYSTEMS GROUP				
MATRA TRANSPORT	4, rue de Presbourg - 75116 PARIS, France	662 000 447	100.00	100.00
MATRA TRANSFINEX	4, rue de Presbourg - 75116 PARIS, France	343 607 255	100.00	100.00
MATRA TRANSIT Inc.	ILLINOIS, USA		100.00	100.00
SOFIMATRANS	4, rue de Presbourg - 75116 PARIS, France	325 646 388	100.00	100.00

Proportionally consolidated companies at December 31, 2003

BOOK PUBLISHING

Company	Head office	Registration number	% holding	% control
DISNEY HACHETTE EDITION	43, quai de Grenelle - 75015 PARIS, France	384 094 769	50.00	50.00
HARLEQUIN SA	83/85, boulevard Vincent Auriol - 75013 PARIS, France	318 671 591	50.00	50.00

PRINT MEDIA

Company	Head office	Registration number	% holding	% control
DISNEY HACHETTE PRESSE	10, rue Thierry Le Luron - 92592 LEVALLOIS-PERRET, France	380 254 763	49.99	50.00
ELLE VERLAG	MUNICH, Germany		49.99	50.00
HACHETTE NEXT MEDIA	SEOUL, South Korea		49.99	50.00
HACHETTE MARIE CLAIRE ITALIA	MILAN, Italy		49.00	49.00
INTERQUOT SNC	23, rue Baudin - 92303 LEVALLOIS-PERRET Cedex, France	439 758 509	49.99	50.00
SOCIETE DE PRESSE FEMININE	149, rue Anatole France - 92534 LEVALLOIS-PERRET Cedex, France	441 174 554	50.00	50.00

DISTRIBUTION SERVICES

Company	Head office	Registration number	% holding	% control
AMADEO	PRAGUE, Czech Republic		50.00	100.00
NEWSLINK	SYDNEY, Australia		40.00	40.00
HDS RETAIL CZ	PRAGUE, Czech Republic		50.00	50.00
HUNGARO PRESSE	BUDAPEST, Hungary		50.00	50.00
LOGAIR	4, place de Londres - 95726 ROISSY, France	443 014 527	26.14	50.00
M. TRAFIK	PRAGUE, Czech Republic		50.00	100.00
SOCIETE DE DISTRIBUTION AEROPORTUAIRE	114, avenue Charles de gaulle 92522 NEUILLY-SUR-SEINE Cedex, France	552 016 628	40.54	51.00

LAGARDERE ACTIVE

Company	Head office	Registration number	% holding	% control
LAGARDERE ACTIVE BROADCAST GROUP				
AUBES PRODUCTIONS	27, rue Marbeuf - 75008 PARIS, France	429 138 019	13.18	20.00
B3COM	14, rue Pergolèse - 75116 PARIS, France	428 586 390	33.10	50.00
EURO RADIO SAAR	SAARBRÜCKEN, Germany		44.91	45.00
EUROPA PLUS NIJNI-NOVGOROD	NOVGOROD, Russia		58.71	100.00
EUROPA PLUS ST PETERSBOURG ZAO	St-PETERSBURG, Russia		39.45	100.00
EUROPA PLUS ZAO	MOSCOW, Russia		39.45	51.00
EUROZET	WARSAW, Poland		29.15	49.00
INTEGRATED NETWORKS	MOSCOW, Russia		29.94	51.00
LAROCO GROUP	MOSCOW, Russia		58.71	100.00
MAYAK PLUS	MOSCOW, Russia		36.99	63.00
NOUVELLES TELEVISIONS NUMERIQUES	28, rue François 1er - 75008 PARIS, France	449 779 487	32.23	50.00
PHARE OUEST PRODUCTIONS	20, rue Pergolèse - 75116 PARIS, France	449 491 166	33.10	50.00
RADIO RETRO ZAO	MOSCOW, Russia		19.72	50.00
RADIO STAJCA	WARSAW, Poland		19.53	50.00
RADIOZET	WARSAW, Poland		29.15	100.00
STUDIO ZET	WARSAW, Poland		29.15	100.00

OTHER ACTIVITIES

Company	Head office	Registration number	% holding	% control
SOGEADE	121, avenue de Malakoff - 75216 PARIS Cedex 16, France	401 959 994	50.00	50.00

EADS GROUP

Company	Head office	Registration number	% holding	% control
EADS and its subsidiaries	AMSTERDAM, Netherlands		15.04	15.04

Companies consolidated under the equity method at 31 December 31, 2003

BOOK PUBLISHING

Company	Head office	Registration number	% holding	% control
EDITIONS J'AI LU	84, rue de Grenelle - 75007 PARIS, France	582 039 673	35.33	35.32

PRINT MEDIA

Company	Head office	Registration number	% holding	% control
BAYARD HACHETTE ROUTAGE (BHR)	5, avenue Louis Braille - 91423 MORANGIS, France	326 966 660	49.97	49.99
EDITIONS PHILIPPE AMAURY	25, avenue Michelet - 93400 SAINT-OUEN, France	552 102 121	24.99	25.00
HACHETTE FILIPACCHI AUSTRALIA	SIDNEY, Australia		99.97	100.00
HACHETTE FILIPACCHI MAG. SP. ZOO	WARSAW, Poland		49.00	49.00
HACHETTE FILIPACCHI POST COMPANY	BANGKOK, Thailand		48,99	49.00
HACHETTE MARIE-CLAIRE RUSSIE	MOSCOW, Russia		24,98	49.00
HACHETTE PACIFIC PTY LTD	SIDNEY, Australia		49.99	50.00
HACHETTE RIZZOLI INTERNATIONAL	AMSTERDAM, Netherlands		49.99	50.00
HACHETTE RIZZOLI MAGAZINES	GERAKAS - ATTICA, Greece		24,99	50.00
HAFIBA	37 bis, rue de Villiers - 92200 NEUILLY-SUR-SEINE, France	410 476 592	49.99	40,00
HOLDING E. PROUVOST	149, rue A. France - 92534 LEVALLOIS-PERRET Cedex, France		41.99	42.00
LES PUBLICATIONS TRANSCONTINENTALES HACHETTE	MONTREAL, Canada		24.99	25.00
PUBLIFA	12, rue Ampère - 75017 PARIS, France	429 556 640	49.99	50.00
S.E.T.C.	48/50, boulevard Senard - 92210 SAINT-CLOUD, France	378 558 779	38.98	39.00
SEFAM	22, rue Huyghens - 75014 PARIS, France	334 173 093	49.99	50.00
SOCIETE FRANCAISE D'EDITIONS DE JOURNAUX ET D'IMPRIMES COMMERCIAUX (S.F.E.J.I.C.)	25, avenue du Président Kennedy - 68000 MULHOUSE, France	945 750 735	20.00	20.01

DISTRIBUTION SERVICES

Company	Head office	Registration number	% holding	% control
SKY NEWS ASSOCIATES	NEW YORK, USA		35.00	35.00

LAGARDERE ACTIVE

Company	Head office	Registration number	% holding	% control
LAGARDERE ACTIVE BROADCAST GROUP				
EUROPE REGIES OUEST	98, cours Alsace Lorraine - 33000 BORDEAUX, France	410 666 150	49.00	49.00
FIRST HUNGARIAN RADIO	BUDAPEST, Hungary		25.00	25.00
JACARANDA	CENTURION, South Africa		15.00	15.00
MULTITHEMATIQUES	48, quai du Point du Jour - 92659 BOULOGNE BILLANCOURT, France	402 314 140	27.42	27.42
RADMARK	RIVONIA, South Africa		33.35	33.35
RADIO 1	BUDAPEST, Hungary		25.00	25.00
RADIO XXI	BUCHAREST, Romania		20.00	20.00
CANALSATELLITE	85/89, quai André Citroën - 75711 PARIS Cedex 15, France	383 866 795	34.00	34.00
LE MONDE INTERACTIF	16/18, quai de la Loire - 75019 PARIS, France	419 388 673	34.00	34.00

OTHER ACTIVITIES

Company	Head office	Registration number	% holding	% control
C.V.T.	3, avenue du Centre - 78180 MONTIGNY-LE-BRETONNEUX, France	304 233 406	24.99	25.00

Non-consolidated companies at December 31, 2003

PRINT MEDIA

Company	Head office	% holding	Stockholders' equity at Dec. 31, 2003*	2003 income (loss)	Net book value at Dec. 31, 2003	Market Value
LA DEPECHE DU MIDI	Avenue Jean-Baylet 31095 TOULOUSE CEDEX 1, France	15.02	9,715	NC	11,489	N/A
MIDI LIBRE	Mas de Grille 34430 SAINT-JEAN-DE-VEDAS, France	10.00	55,046	NC	9,814	N/A

* Before allocation of net income
NC: not available
NA: not applicable

Parent company balance sheet at December 31

ASSETS (in millions €)	2003	2002	2001
Current assets			
Cash	3	2	3
Marketable securities	240	17	10
Trade receivables	–	–	–
Other receivables, prepayments and deferred charges	87	531	406
Total current assets	**330**	**550**	**419**
Investments in subsidiaries	3,062	3,106	3,194
Other investments and non-current assets	3,997	3,765	2,597
Total investments	**7,059**	**6,871**	**5,791**
Translation difference	–	14	58
Total assets	**7,389**	**7,435**	**6,268**

LIABILITIES AND STOCKHOLDERS' EQUITY (in millions €)	2003	2002	2001
Liabilities			
Trade payables	11	5	2
Borrowings	2,772	2,827	1,532
Amounts due relating to investments	961	978	870
Other payables and deferred income	2	10	13
Translation difference	32	12	1
Reserves for risks and charges	260	243	318
Total liabilities	**4,038**	**4,075**	**2,736**
Permanent funds			
Undated subordinated notes	416	416	416
Total permanent funds	**416**	**416**	**416**
Stockholders' equity			
Common stock	851	849	846
Additional paid-in capital and retained earnings (including net income for the year)	2,084	2,095	2,270
Total stockholders' equity	**2,935**	**2,944**	**3,116**
Total permanent funds and stockholders' equity	**3,351**	**3,360**	**3,532**
Total liabilities and stockholders' equity	**7,389**	**7,435**	**6,268**

Parent company statements of income for the years ended December 31

(in millions €)	2003	2002	2001
Revenues	2	2	1
Operating costs	(8)	(13)	(13)
Operating loss	**(6)**	**(11)**	**(12)**
Interest income, net	21	18	106
Provisions, net	14	(126)	(107)
Operating income (loss) after interest	**29**	**(119)**	**(13)**
Non-operating income, net	44	32	37
Preferred remuneration	(32)	(32)	(32)
Income taxes	51	53	104
Net income (loss)	**92**	**(66)**	**96**

5_8 Statutory Auditors' fees

2003						
(in thousands €)	Mazars & Guérard	%	Ernst & Young	%	Mr. Alain Ghez	%
Audit						
- Statutory audit	1,959		2,920		94	
- Ancillary services	161		320			
Sub-total	**2,120**	**92.9**	**3,240**	**85.9**	**94**	**100**
Other services						
- Legal, tax, human resources	75		526			
- Other	87		5			
Sub-total	**162**	**7.1**	**531**	**14.1**	**0**	
Total	**2,282**	**100**	**3,771**	**100**	**94**	**100**

2002						
(in thousands €)	Mazars & Guérard	%	Ernst & Young	%	Mr. Alain Ghez	%
Audit						
- Statutory audit	1,768		2,897		93	
- Ancillary services	200		337			
Sub-total	**1,968**	**80.3**	**3,234**	**98.9**	**93**	**100**
Other services						
- Legal, tax, human resources	104		37			
- Other	379		-			
Sub-total	**483**	**19.7**	**37**	**1.1**	**0**	
Total	**2,451**	**100**	**3,271**	**100**	**93**	**100**

Part 6

Corporate Governance

6

6_1 Organization of the Company – Managing and Supervisory bodies – Internal control

6_1_1 General presentation of French limited partnerships with shares (SCA) and of Lagardère SCA

6_1_1_1 Legal characteristics of a French partnership with shares

A French limited partnership with shares *(société en commandite par actions - SCA)* has two categories of partners:

- one or more general partners *(associés commandités)* - they are indefinitely liable for the company's liabilities, and their partnership rights can be sold or otherwise transferred only under certain conditions;
- limited partners (*associés commanditaires* or shareholders) - their situation is the same as that of shareholders in a corporation *(société anonyme)*. Their holdings can be sold or otherwise transferred under the same conditions as shares in a corporation, and they are liable for the company's liabilities only to the extent of their contribution. They are represented by a Supervisory Board.

A limited partnership with shares is managed by one or more managing partners *(gérants)*, who may be individuals or corporate entities. They are selected from amongst the limited partners or third parties, but may not be shareholders.

Because of the two categories of partners, corporate decisions are taken at two different levels: by the limited partners in general meetings, and by the general partners. Members of the Supervisory Board are appointed only by the limited partners. If a general partner is also a limited partner he cannot take part in the vote.

6_1_1_2 Presentation of Lagardère SCA

Both French law and the specificities of its by-laws give Lagardère SCA, a French limited partnership with shares, a very modern structure that is perfectly suited to meet the demands of corporate governance as it answers in the best possible way the two basic principles of establishing a clear distinction between management and control while associating very closely shareholders to the Company's operations and progress.

This structure is characterized as follows:

- It establishes a very clear distinction between the managing partners, who are responsible for the running of the business, and the Supervisory Board which represents the shareholders. The managing partners are not members of the Supervisory Board, and the general partners do not take part in appointing the members of the Supervisory Board.
- The Supervisory Board is entitled to oppose the appointment of a managing partner or the renewal of his appointment by the general partners. The final decision is vested in the ordinary general meeting (see paragraph 3_1_13 - Powers of the Supervisory Board). The term of office of a managing partner cannot exceed six years but may be renewed.
- The two general partners' unlimited liability to the full extent of their assets is evidence of the proper balance between financial risk, power and responsibility.
- The Supervisory Board is entitled to receive the same information and wields the same powers as the Statutory Auditors.
- The Supervisory Board must report to the meeting of shareholders on any operation entailing an increase or a decrease in the capital stock.

It consequently obviates the confusion, for which French corporations are criticized, between the role of the Chairman and Chief Executive Officer *(Président Directeur-Général)* and the Board of Directors of which he is a member.

The membership of the Supervisory Board guarantees the Board's competence, independence and availability to represent the shareholders. A list of members, together with their age and the principal positions and appointments held by each of them on March 1, 2004 is shown below (see paragraph 6_1_2).

With the exception of Mr. Bernard Esambert, Chairman of the Supervisory Board of Arjil & Cie, none of its members is otherwise part of the Group or a representative of a company in which an interest is held by the Group.

In addition to Mr. Raymond H. Lévy, its Chairman, seven of its members in 2003 were "independent" directors within the meaning of the Viénot and Bouton reports on corporate governance in France. In other words, none of these members holds an executive position in a Group company; represents a major shareholder of the Company; nor is connected to a significant and longstanding industrial, commercial or financial partner of the Company. These members are:

- Mr. Pehr G. Gyllenhammar, Chairman of AVIVA plc (London);
- Mr. Pierre Lescure;
- Mr. Christian Marbach, Chairman of Agence des PME, an economic interest grouping specialized in industrial innovation;
- Mr. Bernard Mirat, former Deputy Chairman and Chief Executive Officer of Société des Bourses Françaises;
- Mr. Jacques Nivard (until his death on August 30, 2003), former Chairman of a French brokerage firm, and as such close to the views of individual shareholders;
- Mr. Didier Pineau-Valencienne, Honorary Chairman of Schneider Electric;
- Mr. Felix G. Rohatyn, former US Ambassador to France;
- Mr. Michel Rouger, Honorary President of the Paris Commercial Court.

Other members represent the Company's most important longstanding shareholders. One of them (DaimlerChrysler) is also the Group's industrial partner. Their senior managers contribute their knowledge of international affairs to the work of the Board.

Apart from the most valuable capabilities that are displayed by the Board, in 2003 it included a significant proportion of "independent" directors and an important international element, thanks to the high-ranking personalities who have accepted to join the Supervisory Board.

Lagardère Group does not hold interests in any of the companies that are directly or indirectly represented on its Supervisory Board. None of its managing partners and none of the Group's senior managers is otherwise a member of these companies' managing bodies.

In addition, in December 1997, Lagardère Group set up a Shareholders' Consultative Committee to gain better knowledge of the expectations and suggestions of its shareholders principally in the field of financial communication.

This Committee is comprised of 12 people, in addition to the managing partners, a member of the Supervisory Board (Mr. Bernard Mirat), and several members of the Group's general management. The members are:

- 9 representatives of individual shareholders (including a shareholder who is also an employee), volunteers selected on the basis of competence and representativity by region, age and sex;
- 1 representative of a shareholder association;
- 2 representatives of corporate shareholders (French and non-French).

Topics already discussed with Group management included: the reference document, the annual general meeting, meetings with French shareholders outside Paris, the change to the euro, the web site and Letters to the Shareholders.

6_1_2 General partners, managing partners and members of the Supervisory Board

GENERAL PARTNERS *

Arnaud Lagardère
4, rue de Presbourg - 75116 Paris, France

Arjil Commanditée-ARCO
A French corporation with capital stock of € 40,000
121, avenue de Malakoff - 75116 Paris, France

MANAGING PARTNERS

Arnaud Lagardère
4, rue de Presbourg - 75116 Paris, France
Born March 18, 1961

Number of Lagardère SCA shares held personally: 44,271
Number of options to subscribe or acquire shares of Lagardère SCA: 270,000
(weighted average subscription or purchase price: € 44.20)

In addition, Mr. Arnaud Lagardère holds the capital stock of Lagardère Capital & Management, which itself holds 5.5% of Lagardère SCA's capital stock.

Chairman and Chief Executive Officer, Arjil Commanditée-ARCO
121, avenue de Malakoff - 75116 Paris, France

Other positions and appointments held by Mr. Arnaud Lagardère

Chairman, Lagardère (SAS)
121, avenue de Malakoff - 75116 Paris, France

Chairman and Chief Executive Officer, Lagardère Capital & Management
121, avenue de Malakoff - 75116 Paris, France

Chairman and Chief Executive Officer, Hachette SA (Lagardère Media)
4, rue de Presbourg - 75116 Paris, France

* Mr. Arnaud Lagardère personally holds 44,271 shares in Lagardère SCA.
In addition, Mr. Arnaud Lagardère is the Chairman of Lagardère Capital & Management, and also holds the entire capital stock of that company, which itself holds 5.51% of the capital stock and 6.79% of the voting rights Lagardère SCA.
Arjil Commanditée-ARCO does not hold shares in Lagardère SCA.

Chairman of the Board, European Aeronautic
Defence and Space Company EADS N.V.
Beechavenue 130-132,
1119 PR - Schiphol-Rijk, The Netherlands

Chairman of the Board, EADS Participations B.V.
Teleportboulevard 140,
1043 EJ - Amsterdam, The Netherlands

Director, Hachette Livre
43, quai de Grenelle - 75015 Paris, France

Director, Hachette Distribution Services
2, rue Lord Byron - 75008 Paris, France

Member of the Supervisory Board, Virgin Stores SA
16, boulevard du Général Leclerc - 92115 Clichy, France

Director, Hachette Filipacchi Médias
149/151, rue Anatole France - 92534 Levallois-Perret, France

Chairman, Lagardere Active (SAS)
121, avenue de Malakoff - 75116 Paris, France

Chairman, Lagardere Active Broadcast
57, rue Grimaldi - 98000 Monaco

Permanent representative of Lagardere Active Publicité
to the Board of Directors, Lagardere Active Radio International
28, rue François 1er - 75008 Paris, France

Chairman, Lagardere Images (SAS)
28, rue François 1er - 75008 Paris, France

Chairman of the Board, Lagardère Thématiques
28, rue François 1er - 75008 Paris, France

Representative of Hachette SA
to the Management Committee, SEDI TV - TEVA
89, avenue Charles de Gaulle - 92200 Neuilly-sur-Seine, France

Chairman, Lagardere Active Broadband (SAS)
11, rue de Cambrai - 75019 Paris, France

Director, Lagardère Ressources (SAS)
121, avenue de Malakoff - 75116 Paris, France

Deputy-Chairman of the Supervisory Board, Arjil & Cie (SCA)
43, rue Vineuse - 75016 Paris, France

Manager, Lagardère Elevage
Le Haut d'Ouilly - 14690 Pont d'Ouilly, France

President, Jean-Luc Lagardère Foundation
4, rue de Presbourg - 75116 Paris, France

Director, France Télécom
6, place d'Alleray - 75015 Paris, France

Director, L.V.M.H.
30, avenue Hoche - 75008 Paris, France

Director, Fimalac
97, rue de Lille - 75007 Paris, France

President, Club des Entreprises Paris 2012, supporting the candidacy of the City of Paris to host the 2012 Olympic Games

Other appointments held by Mr. Arnaud Lagardère during 2003

Co-manager, I.S.-9
28, rue François 1er - 75008 Paris, France

General Manager, Lagardère Thématiques
28, rue François 1er - 75008 Paris, France

Director, CanalSatellite
85/89, quai André Citroën - 75015 Paris, France

Manager, Lagardere Active Publicité (SNC)
28, rue François 1er - 75008 Paris, France

Manager, Nouvelles Messageries de la Presse Parisienne - NMPP
58, rue Jacques Hillairet - 75012 Paris, France

Director, Société d'Agences et de Diffusion
33, rue Hénard - 75012 Paris, France

Director, Lagardère Sociétés
121, avenue de Malakoff - 75116 Paris, France

Arjil Commanditée-ARCO
A French corporation with capital stock of € 40,000
121, avenue de Malakoff - 75116 Paris, France

Represented by **Mr. Arnaud Lagardère, Mr. Philippe Camus** and **Mr. Pierre Leroy**

Arjil Commanditée-ARCO was appointed managing partner for a period of six years from March 17, 1998.

Positions held by Arjil Commanditée-ARCO in other companies: None.

Philippe Camus
4, rue de Presbourg - 75116 Paris, France
Born June 28, 1948

Number of Lagardère SCA shares held: 3,808
Number of options to subscribe or acquire shares of Lagardère SCA: 210,000
(weighted average subscription or purchase price: € 41.11)

Deputy Chairman and Chief Operating Officer, Arjil Commanditée-ARCO
121, avenue de Malakoff - 75116 Paris, France

Other positions and appointments held by Mr. Philippe Camus

Chief Executive Officer, European Aeronautic Defence and Space Company EADS N.V.
Beechavenue 130-132,
1119 PR - Schipol-Rijk, The Netherlands

Chief Executive Officer, EADS Participations B.V.
Teleportboulevard 140,
1043 EJ - Amsterdam, The Netherlands

Chairman, European Aeronautic Defence and Space Company EADS France
37, boulevard de Montmorency - 75016 Paris, France

Chairman, Groupement des Industries Aéronautiques et Spatiales (G.I.F.A.S.)
4, rue Galilée - 75116 Paris, France

Director, Dassault Aviation
9, rond-point des Champs-Elysées - Marcel Dassault - 75008 Paris, France

Director, Lagardere Active Broadcast
57, rue Grimaldi - MC 98000 Monaco

Director, Hachette Filipacchi Médias
149/151, rue Anatole France - 92300 Levallois-Perret, France

Director, La Provence
248, avenue Roger Salengro - 13015 Marseille, France

Director, Nice Matin
214, route de Grenoble - 06200 Nice, France

Member of the Supervisory Board, Editions P. Amaury
4, rue Rouget de L'isle - 92130 Issy-les-Moulineaux, France

Permanent representative of Hachette SA
to the Board of Directors, Hachette Distribution Services
4, rue Lord Byron - 75008 Paris, France

Permanent representative of Lagardère SCA
to the Board of Directors, Hachette SA
4, rue de Presbourg - 75116 Paris, France

Member of the Partners' Committee, Airbus SAS
1, rond-point Maurice Bellonte - 31707 Blagnac Cedex, France

Member of the Remuneration Committee, Airbus SAS
1, rond-point Maurice Bellonte - 31707 Blagnac Cedex, France

Pierre Leroy
4, rue de Presbourg - 75116 Paris
Born October 8, 1948

Number of Lagardère SCA shares held: 2,027
Number of options to subscribe or acquire shares of Lagardère SCA: 175,000
(weighted average subscription or purchase price: € 49.56)

Director and Chief Operating Officer, Arjil Commanditée-ARCO
121, avenue de Malakoff - 75116 Paris, France

Other positions and appointments held by Mr. Pierre Leroy

Group General Secretary, Lagardère Group
4, rue de Presbourg - 75116 Paris, France

Director, Lagardère (SAS)
121, avenue de Malakoff - 75116 Paris, France

Director, Lagardère Capital & Management (SA)
121, avenue de Malakoff - 75116 Paris, France

Director, Hachette SA
4, rue de Presbourg - 75116 Paris, France

Director, Hachette Livre (SA)
43, quai de Grenelle - 75015 Paris, France

Director, Hachette Filipacchi Médias (SA)
149/151, rue Anatole France - 92500 Levallois-Perret, France

Director, Ecrinvest 4 (SA)
121, avenue de Malakoff - 75116 Paris, France

Director, Télévision Holdings (SA)
121, avenue de Malakoff - 75116 Paris, France

Director, Sogeade Gérance (SAS)
121, avenue de Malakoff - 75116 Paris, France

Chairman, Désirade (SAS)
121, avenue de Malakoff - 75116 Paris, France

Chairman, Lagardère Ressources (SAS)
121, avenue de Malakoff - 75116 Paris, France

Chairman, LCM Expression (SAS)
121, avenue de Malakoff - 75116 Paris, France

Permanent representative of Matra Participations to the Board of Directors, CVT
121, avenue de Malakoff - 75116 Paris, France

Chairman of the Supervisory Board, Arlis (SAS)
6, rue Laurent Pichat - 75016 Paris, France

Member of the Supervisory Board, Matra Automobile (SAS)
4, rue de Presbourg - 75116 Paris, France

Member of the Supervisory Board, Arjil & Associés Banque (SCA)
43, rue Vineuse - 75116 Paris, France

Manager, Arjil & Cie (SCA)
43, rue Vineuse - 75116 Paris, France

Chairman and Chief Executive Officer, Matra Participations (SA)
4, rue de Presbourg - 75116 Paris, France

Chairman, Sofrimo (SAS)
121, avenue de Malakoff - 75116 Paris, France

Permanent representative of Matra Participations
to the Board of Directors, Hagena
121, avenue de Malakoff - 75116 Paris, France

Permanent representative of Matra Participations
to the Board of Directors, Galice
121, avenue de Malakoff - 75116 Paris, France

Permanent representative of Matra Participations
to the Board of Directors, MP 71
121, avenue de Malakoff - 75116 Paris, France

Chairman, Holpa (SAS)
121, avenue de Malakoff - 75116 Paris, France

Chairman, Cibejy (SAS)
121, avenue de Malakoff - 75116 Paris, France

Administrator, Jean-Luc Lagardère Foundation
4, rue de Presbourg - 75116 Paris, France

MEMBERS OF THE SUPERVISORY BOARD

Raymond H. Lévy
40, rue de Garches - 92420 Vaucresson, France
Born June 28, 1927

First appointed: May 19, 1998
End of current period of office: AGM 2004 *
Number of Lagardère SCA shares held: 15,230

Chairman of the Audit Committee

Other positions and appointments held by Mr. Raymond H. Lévy

Chairman of the Supervisory Board, Sogeade
121, avenue de Malakoff - 75116 Paris, France

Director, Sogeade Gérance
121, avenue de Malakoff - 75116 Paris, France

Director, Renault Finance
Avenue de Rhodanie 48 - 1007 Lausanne, Switzerland

Mr. Raymond H. Lévy is also Honorary Chairman of Renault SA.

* Annual General Meeting to be held in 2004 to approve the financial statements for the year ended December 31, 2003.

Manfred Bischoff
81663 Munich, Germany
Born April 22, 1942

First appointed: May 19, 1998
End of current period of office: AGM 2004 *
Number of Lagardère SCA shares held: 150

Chairman of the Board of Directors, EADS N.V.
Amsterdam, The Netherlands

Member of the Board, EADS Participations B.V.
Amsterdam, The Netherlands

Chairman of the Supervisory Board, DaimlerChrysler Aerospace AG
Ottobrunn, Germany

Chairman of the Supervisory Board, DaimlerChrysler Luft- und Raumfahrt Holding AG
Munich, Germany

Member of the Supervisory Board, Fraport AG
Frankfurt, Germany

Member of the Supervisory Board, J.M. Voith AG
Heidenheim, Germany

Member of the Supervisory Board, Gerling-Konzern Versicherungs-Beteiligungs AG
Cologne, Germany

Member of the Supervisory Board, Bayerische Hypo- und Vereinsbank AG
Munich, Germany

Member of the Supervisory Board, Royal KPN N.V.
Haaglancher, The Netherlands

Georges Chodron de Courcel
23, avenue Mac Mahon - 75017 Paris, France
Born May 20, 1950

First appointed: May 19, 1998
End of current period of office: AGM 2004 *
Number of Lagardère SCA shares held: 150

Chief Operating Officer, BNP Paribas
16, boulevard des Italiens - 75450 Paris Cedex 09, France

Director, Bouygues
90, avenue des Champs-Elysées - 75008 Paris, France

* Annual General Meeting to be held in 2004 to approve the financial statements for the year ended December 31, 2003.

Censor, Scor SA
1, avenue du Général de Gaulle - 92074 Paris La Défense Cedex, France

Director, Nexans
16, rue Monceau - 75008 Paris, France

Director, Alstom
25, avenue Kléber - 75116 Paris, France

Groupama SA (¹)
A French corporation with capital stock of € 1,239,777,322
8/10, rue d'Astorg - 75008 Paris, France

First appointed: May 19, 1998
End of current period of office: AGM 2004 *
Number of Lagardère SCA shares held: 150

Represented by **Mr. Helman le Pas de Sécheval**
Chief Financial Officer, Groupama
Born January 21, 1966

Member of the Audit Committee

Other positions and appointments held by Mr. Helman le Pas de Sécheval

Chairman of the Supervisory Board, Groupama Immobilier
22/28, rue Joubert - 75009 Paris, France

Chairman of the Supervisory Board, Groupama Asset Management
25, rue de Courcelles - 75008 Paris, France

Chairman of the Supervisory Board, Finama Private Equity
143, boulevard Haussmann - 75008 Paris, France

Deputy Chairman of the Supervisory Board, Banque Finama
157, boulevard Haussmann - 75008 Paris, France

Chairman of the Board of Directors, Compagnie Foncière Parisienne
22, rue Joubert - 75009 Paris, France

Director, Gan Italia Vita
Via Guidubaldo Del Monte, 45 - 00197 Rome, Italy

Director, Gan Italia SPA
Via Guidubaldo Del Monte, 45 - 00197 Rome, Italy

Permanent representative of Gan Assurances Vie
to the Supervisory Board, Locindus

Censor, Scor
1, avenue du Général de Gaulle - 92074 Paris la Défense Cedex, France

* Annual General Meeting to be held in 2004 to approve the financial statements for the year ended December 31, 2003.

(¹) A list of all positions and appointments held by Groupama SA as manager, director, member of the Management Board or member of the Supervisory Board in other companies is available for inspection at 121, avenue de Malakoff - 75116 Paris, France.

Pehr G. Gyllenhammar
AVIVA plc
St Helen's, 1 Undershaft
London EC3P 3DQ, United Kingdom
Born April 28, 1935

First appointed: May 19, 1998
End of current period of office: AGM 2004 *
Number of Lagardère SCA shares held: 150

Chairman of the Board of Directors,
AVIVA plc (formerly CGNU plc)
London, United Kingdom

Chairman of the Board of Directors,
Svenska Skeppshypotekskassan
(Swedish Ships' Mortgage Bank)
Gothenburg, Sweden

Chairman, Reuters Founders Share Company Ltd
London, United Kingdom

Member, International Advisory Board,
Nissan-Renault
Tokyo, Japan

Lagardère Capital & Management
A French corporation with capital stock of € 334,080
121, avenue de Malakoff - 75116 Paris, France

First appointed: May 19, 1998
End of current period of office: AGM 2004 *

Positions held by Lagardère Capital & Management: None

Represented by **Mr. Bernard Esambert**
Born July 7, 1934

Number of Lagardère SCA shares held: 36,203 shares registered in the name of Mr. Esambert

Deputy Chairman of the Supervisory Board, Lagardère SCA
4, rue de Presbourg - 75116 Paris, France

Chairman of the Supervisory Board, Arjil & Cie
43, rue Vineuse - 75116 Paris, France

Chairman of the Supervisory Board, Arjil & Associés Banque
43, rue Vineuse - 75116 Paris, France

Director, Hachette Filipacchi Médias
149/151, rue Anatole France - 92300 Levallois-Perret, France

Chairman, Pierre Fabre
Le Carla, Burlats - 81106 Castres Cedex, France

* Annual General Meeting to be held in 2004 to approve the financial statements for the year ended December 31, 2003.

Director, La Compagnie Financière Edmond de Rothschild
47, faubourg Saint-Honoré - 75008 Paris, France

Director, Paroma
174, boulevard Haussmann - 75008 Paris

Member, Collège de l'AMF
17, place de la Bourse - 75082 Paris Cedex 2, France

President, Fondation Française pour la Recherche sur l'Epilepsie

President, Fédération pour la Recherche sur le Cerveau

Vice-President, Institut de l'Entreprise

Administrator-Treasurer, Fondation Touraine

Administrator-Treasurer, Association Georges Pompidou

Honorary President, Institut Pasteur

Pierre Lescure
122, rue de Grenelle - 75007 Paris, France
Born July 2, 1945

First appointed: March 22, 2000
End of current period of office: AGM 2004 *
Number of Lagardère SCA shares held: 150

Chairman, AnnaRose Productions (SAS)
8, avenue Raphaël - 75116 Paris, France

Director, Havas Advertising
84, rue de Villiers - 92683 Levallois-Perret Cedex, France

Member of the Supervisory Board, Le Monde
21 bis, rue Claude Bernard - 75005 Paris, France

Member of the Board of Directors, Thomson SA
46, quai Alphonse Le Gallo - 92648 Boulogne-Billancourt Cedex, France

Christian Marbach
17, avenue Mirabeau - 78600 Maisons-Laffitte, France
Born October 9, 1937

First appointed: May 19, 1998
End of current period of office: AGM 2004 *
Member of the Audit Committee
Number of Lagardère SCA shares held: 206

* *Annual General Meeting to be held in 2004 to approve the financial statements for the year ended December 31, 2003.*

Other positions and appointments held by Mr. Christian Marbach

Ingénieur Général des Mines Honoraire

Chairman, Agence des PME
72, avenue Pierre Mendès-France - 75914 Paris Cedex 13, France

Director, Compagnie Générale de Géophysique (C.G.G.)
1, rue Léon Migaux - 91300 Massy, France

Director, Erap
28, avenue de Messine - 75008 Paris, France

Censor, Sofinnova
17, rue de Surène - 75008 Paris, France

Bernard Mirat
91, avenue de la Bourdonnais - 75007 Paris, France
Born July 3, 1927

First appointed: May 19, 1998
End of current period of office: AGM 2004 *
Member of the Audit Committee
Number of Lagardère SCA shares held (with Mrs Mirat): 2,250

Other positions and appointments held by Mr. Bernard Mirat

Vice-Chairman of the Supervisory Board, G.T. Finance
16, place de la Madeleine - 75008 Paris, France

Director, Fimalac
97, rue de Lille - 75007 Paris, France

Censor, Holding Cholet-Dupont
16, place de la Madeleine - 75008 Paris, France

Jacques Nivard
(until his death on August 30, 2003)
3, avenue Elisée-Reclus - 75007 Paris, France
Born May 5, 1929

First appointed: May 19, 1998
End of current period of office: AGM 2004 *
Member of the Audit Committee
Number of Lagardère SCA shares held: 1,515

Other positions and appointments held by Mr. Jacques Nivard

Honorary Chairman, Nivard Flornoy Fauchier-Magnan Durant des Aulnois
47, avenue George V - 75008 Paris, France

* Annual General Meeting to be held in 2004 to approve the financial statements for the year ended December 31, 2003.

Jean Peyrelevade
19, boulevard des Italiens - 75002 Paris, France
Born October 24, 1939

First appointed: May 19, 1998
End of current period of office: AGM 2004 *
Number of Lagardère SCA shares held: 2,160

Director, Bouygues
2, avenue des Champs-Elysées - 75008 Paris, France

Director, Suez
16, rue de la Ville-l'Évêque - 75383 Paris Cedex, France

Director, l'Express
17, rue de l'Arrivée - 75733 Paris Cedex 15, France

Didier Pineau-Valencienne
64, rue de Miromesnil - 75008 Paris, France
Born March 21, 1931

First appointed: May 19, 1998
End of current period of office: AGM 2004 *
Member of the Audit Committee
Number of Lagardère SCA shares held: 350

Other positions and appointments held by Mr. Didier Pineau-Valencienne

Senior Advisor, Crédit Suisse First Boston

Chairman and Partner, PEP - Private Equity Partners, Paris, France

Director, Wendel Investissement (formerly CGIP)
89, rue Taitbout - 75009 Paris, France

Director, Pernod Ricard
12, place des Etats-Unis - 75016 Paris, France

Director, Fleury Michon
Route de la Gare - BP 1 - 85707 Pouzanges Cedex, France

Director, Swiss Helvetia Fund, USA
1270 avenue of the Americas - Suite 400
New-York, NY 10020, USA

Member of the Supervisory Board, Aventis
16, avenue de l'Europe - 67917 Strasbourg Cedex 9, France

Member of the Advisory Board, Booz Allen & Hamilton, USA

Member of the Board of Overseers,
Tuck School of Business Administration - Dartmouth College

* Annual General Meeting to be held in 2004 to approve the financial statements for the year ended December 31, 2003.

Member of the Trustees, American University of Paris

Advisor, Centre d'Enseignement Supérieur de la Marine

Chairman of the International Consultative Committee,
Ecole Supérieure de Commerce
(ESC) Nantes Atlantique

Honorary Chairman, Schneider Electric
5, rue Nadar - 92500 Rueil Malmaison, France

Honorary Chairman, Square D

Administrator, AFEP
63, rue de la Boétie - 75008 Paris, France

Administrator, BIPE Association
6, place Abel Gance - 92100 Boulogne, France

Honorary President, Association HEC

Honorary President, Institut de l'Entreprise

Executive lecturer, HEC

Felix G. Rohatyn
280 Park Avenue, 27th Floor
New-York, NY 10017, USA
Born May 29, 1928

First appointed: May 21, 2002
End of current period of office: AGM 2004 *
Number of Lagardère SCA shares held: 150

Former US Ambassador to France

Chairman, Rohatyn Associates LLC
280 Park Avenue, 27th Floor
New-York, NY 10017, USA

Chairman, Aton Pharma
777 Old Saw Mill River Road
Tarrytown, NY 10591, USA

Director, Suez
16, rue de la Ville-l'Evêque - 75383 Paris Cedex, France

Director, L.V.M.H.
30, avenue Hoche - 75008 Paris, France

Member of the Supervisory Board, Publicis Groupe SA
133, avenue des Champs-Elysées - 75008 Paris, France

Trustee, Center for Strategic and International Studies
Washington D.C., USA

Bachelor of Science (physics)

* Annual General Meeting to be held in 2004 to approve the financial statements for the year ended December 31, 2003.

Michel Rouger
140, boulevard Haussmann - 75008 Paris, France
Born December 8, 1928

First appointed: May 19, 1998
End of current period of office: AGM 2004 *
Number of Lagardère SCA shares held: 152

Chairman, Proxega SAS
54-56, avenue Hoche - 75008 Paris, France

Manager, Michel Rouger Conseil SARL
36, rue André Breton - 91250 Saint-Germain-Lès-Corbeil, France

Director, Bouygues SA
90, avenue des Champs-Elysées - 75008 Paris, France

Director, Compagnie Financière M.I. 29 SA
29, rue de Monceau - 75008 Paris, France

Member of the Supervisory Board, Centuria SAS
35/39, rue d'Anjou - 75008 Paris, France

Honorary President, Paris Commercial Court

6_1_3 Organization, operation and control

6_1_3_1 General organization of the group

Today, there are more than 350 companies in the consolidated financial statements of Lagardère Group.

Lagardère SCA is the holding company that controls all the participating interests, draws up the strategy for the Group, guides and finances its development, makes the main management decisions required for this, and ensures that they are implemented both at the level of the Parent Company and that of the subsidiaries.

Lagardère SCA itself does not employ any staff; the human and operational resources necessary for the implementation of its policy and the control of its business activities are grouped together within a wholly-owned service company called Lagardère Ressources.

Operational activities are divided into two business segments:

- The Lagardère Media segment, through Hachette SA (named Lagardère Media for commercial purposes) which controls operational business activities in the Print Media, Book Publishing, Distribution Services, Radio/Television and Audiovisual Production divisions, via the respective companies Hachette Filipacchi Médias, Hachette Livre, Hachette Distribution Services and Lagardere Active. In addition, Hachette SA is the operator of Nouvelles Messageries de la Presse Parisienne, a cooperative company that distributes print media.
- The High Technologies segment, comprising the strategic, indirect 15% interest in EADS N.V., held in a joint control organization with other industrial partners through a chain of ad hoc portfolio companies.

EADS N.V. is a company in its own right, at the head of an industrial group that is a global leader in civil and military aeronautics through its Airbus, Aeronautics, Military Transport

Aircraft, Space and Civil Systems and Defense divisions. Listed in Frankfurt, Madrid and on the *Premier Marché* of the Paris Bourse, the 2003 Reference Document of EADS N.V. provides all the information required under the new French law on Financial Security.

Other minor business activities (banking, etc) constitute the "Other Activities" segment and are under the direct control of Lagardère SCA.

6_1_3_2 Organization and operation of Lagardère SCA

THE MANAGING PARTNERS

The general management of the Company is performed by the managing partners who represent the Company in its relations with third parties and engage its responsibility.

Drawing on the "Management Committee", comprised of several Group senior managers under the chairmanship of Arnaud Lagardère, the managing partners' principal role is to:

- draw up the strategy of the Group,
- guide development and control,
- take the major decisions required for this and make sure they are implemented both at the level of the Parent Company and that of the different operating units.

The Management Committee enlists the help of any of the Group's senior managers it considers to be of use to accomplish its mission.

To make sure the decisions taken are fully implemented and to check their implementation, the managing partners have set up a specific organization, mainly composed of:

- the Group Central Divisions, and
- the Financial Committee.

THE GROUP'S CENTRAL DIVISIONS

Among the members of the Management Committee, three in particular have been given the task of organizing and leading the Group's major central structures, for which they have shared out the responsibilities, necessary for the implementation of the decisions taken, as well as their follow-up and control: the Secretary General, the Group Chief Financial Officer and the Director of Human Resources and Communication.

The Internal Audit Division as well as certain specific divisions or departments, report directly to the managing partners.

In order to carry out the different missions entrusted to them, the Central Divisions, their teams, and the corresponding material resources are grouped together within a single company, Lagardère Ressources, a wholly-owned subsidiary of Lagardère SCA. This company, chaired by the Group Secretary General, employs almost 200 people, all reporting to the Central Directors and therefore ultimately to the managing partners of Lagardère SCA.

As the missions entrusted to these central divisions are just as much for the benefit of Lagardère SCA as for all of the subsidiaries, these companies have different service agreements with Lagardère Ressources.

THE OPERATING UNITS

Operating activities are conducted by legally independent companies grouped together in the following divisions: Book Publishing, Print Media, Distribution Services and Lagardere Active.

Each division has its own organization, which has been set up by the Head of the division under the managing partners' control; the various companies and resources in the division are grouped together under a specific holding company: Hachette Livre for the Book Publishing division, Hachette Filipacchi Médias for the Print Media division, etc.
Each Division Head is responsible for the general management of the holding company and chairs its Board of Directors, the other members of which are essentially members of the Lagardère SCA Management Committee. Thus, all the members of these holding companies' governing, managing and supervisory bodies are appointed by the managing partners of Lagardère SCA through the general meetings of the said companies.

THE FINANCIAL COMMITTEE

After the Management Committee, the Financial Committee is the second most important entity for the tracking and control of the Group's operational activities.

The Financial Committee is chaired by the Group Chief Financial Officer, and members include representatives of each of the Group's principal Central Divisions, as well as their respective management controllers, providing all the requisite skills for it to accomplish its mission.

Its principal task is to examine the following, with a view to expressing an opinion to the managing partners, in cooperation with the chief managers of each operating unit concerned:

- the budget for the coming year;
- the three-year plan;
- the annual and interim accounts;
- any significant investments (or disposals), particularly acquisitions of shareholdings in non-Group companies.

OTHER COMMITTEES

Each month, the "Reporting Committee", chaired by the Group Chief Financial Officer, reviews, with the financial managers of all operating units, the results achieved against the budget and the new budgetary forecasts, to enable the managing partners to follow progress made within each business activity and assess the Group's financial position, and to take any necessary corrective action immediately.

THE SUPERVISORY BOARD

The Supervisory Board works along several principles that have been forged by practice.

The Board meets regularly to review the annual and interim accounts, the financial situation and business outlook of each of the business activities and to discuss the Group's strategy in the presence of its principal senior managers. The Board may of course hold other meetings either at its own initiative, or at the request of the managing partners, to discuss any issues considered useful.

In the course of 2003, the Supervisory Board met three times, with a rate of attendance of respectively 93%, 64% and 77%:

- on March 14, 2003, to review the results for 2002, the Parent Company and consolidated financial statements for the year, the Company's cash position, the work of the Audit Committee, the situation of the business activities and their general strategy, and to prepare the annual general meeting.
- on March 26, 2003, to approve the appointment of Arnaud Lagardère to the position of managing partner by the general partners, and to review the Board's report to the annual general meeting, including the Supervisory Board's opinion on the appointment of Arnaud Lagardère to the position of general partner.

- on September 5, 2003, to review the Parent Company and consolidated financial statements for the first half of 2003, the work of the Audit Committee, the general business situation and strategic outlook (including the consequences of the withdrawal from automobile manufacturing, developments in the VUP dossier, and retirement commitments).

During each of these meetings, which were attended by the main senior managers of the Group and the Statutory Auditors, the review of the accounts was accompanied by a detailed presentation of the situation and of changes in the Company's and the Group's activities. This review gave rise to extensive discussions.

An Audit Committee of the Supervisory Board meets at regular intervals with a predetermined agenda the better to prepare the work of the Board.

This Committee is chaired by Mr. Raymond H. Lévy and includes Messrs Helman le Pas de Sécheval, Christian Marbach, Bernard Mirat, Jacques Nivard (who died on August 30, 2003) and Didier Pineau-Valencienne. More than half of the members are "independent". The meetings are open to the Statutory Auditors of the Group.

In application of its internal regulations, it meets at least four times a year and its tasks include the review of:

- the accounts, to ensure the continuity of the methods, quality, exhaustiveness and sincerity of the financial statements;
- the existence and proper operation of the internal control procedures, especially in terms of risk exposure;
- more specifically, as regards the internal auditing of the Company, its business activities, audit program, organization, operation and realizations;
- the agreements binding the Group and the senior managers of Lagardère SCA.

The members of the Audit Committee have the same documents available to them as the Statutory Auditors, whose work summaries they review; they also hear the main senior managers of the Group.

The Chairman of the Supervisory Board reports to the members of the Board on the work conducted by the Audit Committee.

The meetings of the Supervisory Board on March 14, 2003 and September 5, 2003 were preceded by a meeting of the Audit Committee, which also met in June and December 2003.

During these four meetings, which lasted over three hours and which were attended by all the members of the Committee (with the exception of one absent member at the June 2003 meeting, and one absent member at the September 2003 meeting) in addition to the annual and interim accounts, the activities of the Internal Audit Division were reviewed, as were off-balance sheet commitments, intangible asset valuations, the Group's finance policy, the preparations for the transition to IFRS international accounting standards, the situation in the automobile business and developments in the VUP dossier.

These meetings took place in the presence of the Chief Financial Officer, the Central Accountancy Director, the Director of Management Controls, the Director of Internal Audit, and the Statutory Auditors. The main documents reviewed in the course of each of these meetings were made available to the members of the Audit Committee several days beforehand.

6_1_3_3 Internal control procedures

A OBJECTIVES OF THE INTERNAL CONTROL SYSTEM

Lagardère SCA has a certain number of internal control procedures designed to:

- effect and optimize transactions,
- guarantee the reliability of financial information,
- identify and manage risks resulting from the company's business, and risks of error or fraud, although in view of the limitations inherent to any system, there is no guarantee of total elimination of these risks,
- ensure compliance with applicable laws and regulations.

B SCOPE OF APPLICATION

The procedures described below apply to companies fully or proportionally consolidated in the Group financial statements, except for EADS N.V., which as a company listed on the Euronext Paris *Premier Marché* describes its internal control system in its own Reference Document for 2003.

As Lagardère SCA only exercises significant influence over companies accounted for by the equity method, these companies are not covered by the Group's internal control system, although the Group may have specific control rights related to its status as a special shareholder.

C FINANCIAL INFORMATION AND REPORTING CHAIN

C_1 Consolidated financial statements, reporting system

C_1_1 Reference documents and procedure guides

A collection of reference documents defining the common principles for establishing the consolidated financial statements and monitoring forecasts is sent to all persons concerned by the Group's financial reporting department. In particular, the "Guide du Reporting du Groupe Lagardère" (Lagardère Group Reporting system guide) provides details of a Charter for consolidation procedures, and a set of definitions of the main indicators used in the consolidated reporting package. There are also user and operator guides to the management system used by all Group companies, with details of the corresponding tasks.

Other key documents are also provided to all concerned, particularly for the preparation of the consolidated financial statements:

- a document setting out the methods for annual impairment tests applied to intangible assets and goodwill arising upon acquisitions;
- framework document defining the off-balance items to be disclosed in the notes to the financial statements, and the treatment applicable.

C_1_2 The reporting system: frequency and timing

The Lagardère Group's reporting system is structured according to Operating Units (OUs). Each OU produces its own figures, and is thus considered to bear a high degree of responsibility.

The financial and non-financial information collected and consolidated using the Lagardère Group's reporting system must comply with legal requirements and satisfy the Group's own control and management needs. This information includes an income statement by activity and key figures specific to each business type.

The overall reporting cycle is based on common principles and uses a single data base shared by all the financial departments in charge of sending the information required, whether specific to management accounts or intended for publication.

This uniformity is designed to meet management control needs and also to ensure the relevance and quality of the financial information published. It fosters greater coherence between the various reporting systems, the business activities covered and the consolidation methods.

C_1_2_1 Forecasts

During the final quarter of the calendar year, all divisions of the Group establish their three-year forecasts, and submit to the Financial Committee a summary comprising the following key information with notes :

- sales;
- operating, interest and non-operating income/expense;
- other income statement items;
- net cash flows from operations and investments;
- capital employed;
- net indebtedness;
- capital increases;
- dividends.

These data are integrated into the common data base referred to above, and used in preparing the Group's annual three-year plan.

C_1_2_2 Monthly accounts and reporting

Each Group company's financial departments enter data from their own monthly accounts into the Group's financial data base.
For each Operating Unit, these data include a balance sheet and an income statement with notes, and other key information such as:

- cash flows from operations;
- net change in working capital requirements;
- free cash flow;
- net cash flows from operations and investments;
- capital employed;
- working capital requirements, excluding provisions for risks and charges;
- treasury (net indebtedness).

Strict attention is paid to revising forecast figures such as year-end estimates.

These data are included in the Monthly Group Report established by the Group's Management Control Division and submitted to the Group's managing partners and senior managers. This document lists the changes in the following key information for each Division with comments for each Operating Unit:

- sales;
- operating income/expense;
- interest income/expense and preferred remuneration;
- non-operating income/expense;
- income tax;
- income/loss before goodwill amortization;
- treasury (net indebtedness);
- free cash-flow.

The Monthly Group Report is presented to the Group Chief Financial Officer before final distribution.

The Finance Division also prepares a monthly analysis of cash flows and balances for each Operating Unit, and a breakdown of bank covenants described in 4_4_1_1 - Credit risk.

C_1_2_3 Half-yearly and annual consolidated financial statements

Additional information is supplied for the establishment of the half-yearly or annual consolidated financial statements for publication.

This mainly concerns breakdowns of intercompany transactions and off-balance sheet commitments, which have their own reporting system described in a memo applicable to all Group companies.

Finally, all intangible assets and goodwill arising upon acquisitions are submitted to annual impairment tests using the method of multiples, discounted future cash flows or comparable transactions.

C_2 Commitments and cash flows

C_2_1 Investment/divestment procedure

The Group's investment procedure applies to all financial investments or divestments and all acquisitions and disposals of tangible or intangible assets of over € 10 million if previously planned, or € 5 million if the transaction was not included in forecasts.

The Financial Committee assesses the strategic value of the proposed transaction and issues an opinion to the managing partners after verifying that the risks generated by the transaction are known and can be managed, and validating the underlying assumptions used to analyze profitability.

This procedure does not apply to cash management and routine operations for the financial companies, nor to capital increases by consolidated or controlled companies through incorporation of current account advances.

C_2_2 Finance and cash management

The Cash and Finance Division supervises all relations with banks.

C_2_2_1 External financing

In general, only Lagardère SCA uses bank or market financing in the medium or long term, and itself finances the Operating divisions. Apart from the financing of normal business operations, the Operating divisions retain responsibility for certain previously-negotiated transactions, or specific operations such as securitization; however, these operations are reported to the Group's Financial Division on a regular basis.

The Group's Financial Division can thus monitor the use of capital by companies in the Group. The same Division permanently monitors bank covenants described in section 4_4_1_1 of this Reference Document, which are binding on the whole Group.

C_2_2_2 Cash/Treasury management

Cash investments must be in fixed-income instruments issued by first grade issuers, with maturities appropriate to the expected duration of the investments. Speculative or high-risk investments are not permitted.

C_2_2_3 Hedging policy and market risk monitoring

The hedging and market risk monitoring policy, particularly the method for calculation of values at risk, is described in section 4_4_1 of chapter 4 in this Reference Document.

C_3 *Reliability of IT systems, audit of the single management system*

The Group's IT Division, together with the Risk Division, carries out frequent surveys to evaluate the system and IT network security. These surveys examine:

- the organization and general security of information systems;
- physical security (against intruders or accidents);
- workstations (administration and protection);
- networks (local, wide, and Internet);
- authorization of access to resources;
- availability of applications and data.

All Group companies respond to these surveys, and all measures to protect resources against intruders and to prevent the system going down are adjusted based on the survey results.

A charter for use of the information systems exists and applies to all Group employees.

Finally, the applications and installation of the single management system have been audited by two external firms. No significant problems were identified.

C_4 *Audit*

The Group's Audit Division, supervised by the managing partners, carries out permanent internal audit work either as part of the annual audit plan or following specific requests from the managing partners and the Group's Financial Division or from the heads of the Operating divisions. These audits cover all Group companies with the exception of EADS.

The main areas covered are:

- internal control reviews,
- participation in connection with mergers, acquisitions or sales,
- review of operational or financial risks,
- monitoring of action plans issued after audits.

The Group's Audit Division presents the annual audit plan, a summary of the work carried out, and their conclusions to the Audit Committee.
In addition to the work done by the Group's Audit Division, further action may be taken directly by the Operating divisions on their own behalf.

D COMPLIANCE WITH THE MAIN LAWS AND REGULATIONS APPLICABLE TO THE GROUP – PROTECTION OF THE GROUP'S PROPERTY AND RIGHTS

The Group's business is governed by a certain number of laws and specific regulations, as set out in section 4_4_2_1 of this Document.

D_1 *Compliance with the main laws and regulations applicable to Lagardère SCA*

The Group's Legal Division is responsible for ensuring that the main laws and regulations applicable to Lagardère SCA are complied with.
In particular, this Division examines mergers and acquisitions (partnerships, acquisitions, disposals, internal restructurings, etc) that are significant for Lagardère SCA, and supervises Lagardère SCA's organization of financing operations and off-balance sheet commitments.

The Group's Legal Division also ensures that procedures designed to guarantee compliance by Lagardère SCA with the anti-trust requirements of the French law of September 30, 1986 on freedom of communication are properly applied.

Finally, the Legal Division, which reports to the Group's General Secretariat, is involved in all legal aspects of the business of Lagardère SCA. In this capacity, it monitors application of stock exchange regulations, since Lagardère SCA is listed on the Euronext Paris *Premier Marché.*

D_2 Compliance with the main laws and regulations applicable to the divisions

The procedures introduced in each of the Group's divisions to ensure compliance with the laws and regulations specific to their activity are regularly monitored by these division's management bodies via their Legal department and/or external advisors.

D_3 Litigation management

The Group's Legal Division manages all litigation involving Lagardère SCA, and any litigation involving the divisions when the potential consequences in terms of finance or image are considered significant for the Group. All other division-level litigations are handled by the Legal department of the division concerned and/or by external advisors.

D_4 Protection of the Group's property and rights

The Group's brands are an essential part of its property and rights. In view of the importance of brand awareness for its business, particularly in press activities, broadcasting and TV production, distribution and book publishing, the Group dedicates significant resources to protecting its portfolio of commercial brands. They are protected by registration, regularly renewed, and by legal action against any counterfeiters. The Group has set up a system for regular monitoring of brands, in liaison with specialist external advisors, to counteract all significant risks that may affect the validity of the Group's rights to these brands.

E GENERAL RISKS

In the course of its business, the Group, like any other corporation, is exposed to risks. The principal measures taken to control and manage these risks are described in section 4_4 - Risks in this Reference Document.

6_1_3_4 Report of the Chairman of the Supervisory Board

(Article 122 of the French Financial Security Law)

Ladies and Gentlemen,

In compliance with article L. 621-18-3 of the French Monetary and Financial Code introduced by Law n° 2003-706 of August 1, 2003 (known as the Financial Security Law), Lagardère SCA's Reference Document contains all the information concerning (i) the preparation and organization of the work of the Supervisory Board and (ii) the internal control procedures in place at Lagardère SCA.

(i) Regarding the preparation and organization of the Supervisory Board's work during 2003, in view of the new legal requirements we have submitted all relevant information to the managing partners. This information is set out in paragraph 6_1_3_2 of the "Corporate Governance" section of the Reference Document and has been duly reviewed and validated by us.

(ii) Regarding the internal control system at Lagardère SCA, a working party was set up in the final quarter of 2003 to establish a methodology for presenting internal control procedures. This working party involved members of the Finance, Audit and Legal Divisions of Lagardère Group.

Each division head drew up a brief description, following predefined specifications, of their own internal control procedures and provided the corresponding supporting documents.

As a result of this review, the working party has concluded that the internal control procedures currently in place within the Group are consistent with the description provided in paragraph 6_1_3_3 of this Reference Document.

Please note that the internal control procedures used at EADS N.V. are described in that company's own Reference Document, and are not therefore included in Lagardère SCA's Reference Document.

The Chairman
of the Supervisory Board

6_1_3_5 Report by the Statutory Auditors to the general partners and shareholders on the information provided by Lagardère SCA concerning internal control procedures for establishing and processing accounting and financial data (Article 122 of the French Financial Security Law)

Ladies and Gentlemen,

As Statutory Auditors of Lagardère, at your request we present to you our report on the information provided by the Company in compliance with article L 621-18-3 of the French Monetary and Financial Code introduced by Law n° 2003-706 of August 1, 2003 (known as the Financial Security Law) for the year ended December 31, 2003.

It is the responsibility of the managing partners to define and implement appropriate and effective internal control procedures. It is the responsibility of the Company to report on the preparation and organization of the work of the Supervisory Board and the internal control procedures in place in the Company.

We are required to provide you with any observations we may have arising from the information provided by the Company concerning internal control procedures relating to establishing and processing accounting and financial data.

Our work has been carried out in accordance with French professional guidelines which prescribe certain procedures for assessing the sincerity of information provided by the Company concerning internal control procedures relating to establishing and processing accounting and financial data. These procedures are mainly as follows:

- enquiring into the objectives and general organization of the internal control system, and the internal control procedures relating to establishing and processing accounting and financial data, based on information provided by the Company;
- enquiring into the work underlying the information stated in the report prepared by the Company.

Based on the above, we have no observations to make on the information concerning internal control procedures relating to establishing and processing accounting and financial data as supplied by the Company in compliance with article L 621-18-3 of the French Monetary and Financial Code introduced by Law n° 2003-706 of August 1, 2003 (known as the Financial Security Law).

Neuilly-sur-Seine and Paris, March 29, 2004

The Statutory Auditors

Barbier Frinault & Autres	Alain Ghez	Mazars & Guérard
Jean-François Ginies		*Jacques Kamienny*

6_2 Interests of members of the Supervisory Board, managing partners and members of other managing bodies

6_2_1 Remuneration and benefits in kind granted by the Company and other Group companies in 2003 to members of the Supervisory Board and to the managing partners and members of other managing bodies

6_2_1_1 Overall information

REMUNERATION OF THE MEMBERS OF THE SUPERVISORY BOARD

- The combined general meeting of May 23, 2002 fixed a total amount of € 460,000 to be paid each year to members of the Supervisory Board as attendance fees.
- To each member of the Supervisory Board is paid a basic remuneration of € 20,000. Members who are also members of the Audit Committee are entitled to receive an additional amount, and the Chairman of the Supervisory Board and of the Audit Committee is entitled to receive an amount equal to twice the basic remuneration.

REMUNERATION OF THE MANAGING PARTNERS AND MEMBERS OF OTHER MANAGING BODIES

The managing partners are not entitled to any specific remuneration in that capacity.

Salaries paid to the members of the Group's Management Committee (Messrs J.L Lagardère, until his death on March 14, 2003, Camus, D'Hinnin, Esambert, Funck-Brentano, Gergorin, Gut, A. Lagardère, Leroy, de Roquemaurel) for the positions held by them in Lagardère Group (excluding EADS) are entirely borne by their employer, Lagardère Capital & Management (see paragraph 6_2_3). However, considering the positions held by Messrs Camus, Gergorin and Gut in EADS N.V. and their relative importance, substantially all of the salaries paid to them in 2003 were borne by EADS. In addition, a total of € 122,034 was paid during 2003 to the persons concerned as attendance fees in their capacity as members of the Boards of Directors of Group companies.

6_2_1_2 Information by beneficiary

Total remuneration and benefits in kind paid by the Company and other Group companies in 2003, directly or indirectly, to each member of the Supervisory Board and to the managing partners and members of other managing bodies

MANAGING PARTNERS

- During 2003, Lagardère Capital & Management paid, in the name of **Mr. Jean-Luc Lagardère**, a gross remuneration of € 1,783,640.73 i.e. a net amount of € 1,627,077.19 after deducting social security charges (respectively € 2,426,141 and € 2,193,619 in 2002), representing all amounts due him in respect of 2002 and, pro rata temporis, all amounts due him in respect of 2003 until his death.

  In addition, in consideration for his position as Chairman of the Board, he received a gross amount of € 212,000 in 2003 (until March 14, 2003) from EADS N.V., a Dutch company 15.04%-owned by Lagardère (€ 263,000 in 2002).
- **Mr. Arnaud Lagardère** received a gross remuneration of € 1,355,341, ie. a net amount of € 1,208,754 after deducting social security charges (respectively € 993,552 and € 879,356 in 2002), from Lagardère Capital & Management in 2003. In view of the circumstances caused by Mr. Jean-Luc Lagardère's death, the variable portion of such

remuneration was kept unchanged from 2002 (€ 534,000, gross). In his capacity as director or member of the Supervisory Boards of several other Group companies he also received attendance fees totaling € 11,435 (€ 10,792 in 2002).

In addition, in consideration for his position as Chairman of the Board, he received a gross amount of € 40,000 in 2003 (as from his appointment on May 6, 2003) from EADS N.V., a Dutch company 15.04%-owned by Lagardère.

- **Mr. Philippe Camus**, in his capacity as Chief Executive Officer of EADS, receives substantially all of his remuneration from this group and received a gross remuneration of € 1,963,500 in 2003 (€ 1,816,281 in 2002, including € 57,399 for prior period adjustments). Also in 2003, he received a gross remuneration of € 100,000, i.e. a net amount of € 91,390 after deducting social security charges (€ 70,185 in 2002), from Lagardère Capital & Management, and attendance fees in the amount of € 6,100 from Hachette Filipacchi Médias (also € 6,100 in 2002).

MEMBERS OF THE SUPERVISORY BOARD

Attendance fees paid to members of the Supervisory Board were as follows (in €):

→	2003	2002
Raymond H. Lévy	*80,000*	*63,751*
Lagardère Capital & Management	*20,000*	*15,938*
Manfred Bischoff	*15,000*	*15,938*
Georges Chodron de Courcel	*20,000*	*15,938*
Groupama SA	*40,000*	*15,938*
Pehr G. Gyllenhammar	*15,000*	*15,938*
Pierre Lescure	*20,000*	*15,938*
Christian Marbach	*40,000*	*31,876*
Bernard Mirat	*40,000*	*31,876*
Jacques Nivard (died on August 30, 2003)	*40,000*	*31,876*
Jean Peyrelevade	*20,000*	*15,938*
Didier Pineau-Valencienne	*40,000*	*31,876*
Felix G. Rohatyn	*15,000*	-
Michel Rouger	*20,000*	*15,938*

Mr. Raymond H. Lévy also received from the Group a gross amount of € 198,000 in 2003 in consideration for his advisory services (€ 190,242 in 2002). In 2003, Mr. Bernard Esambert, permanent representative of Lagardère Capital & Management to the Supervisory Board, received a gross remuneration of € 559,376, entirely borne by that company (€ 590,501 in 2002). In his capacity as director or member of the Supervisory Boards of several other Group companies he also received attendance fees totaling € 23,607 in 2003 (€ 22,607 in 2002).

Other members of or permanent representatives to the Supervisory Board received no other compensation from the Group in 2003.

6_2_2 Options to subscribe for or to acquire shares of the Company and other Group companies (at December 31, 2003)

6_2_2_1 Overall information

Options granted to members of the Supervisory Board and members of other managing bodies

Date of meeting Date of grant and exercise price	Number of options granted	Number of beneficiaries	Options exercised	Options remaining	Options cancelled	Number of beneficiaries remaining	Date of exercise
SUBSCRIPTION OPTIONS							
May 30, 1997 Nov. 26, 1997 € 24,39 (FRF 160.00)	*206,000*	*7*	*30,000 **	*176,000*	*0*	*6*	*Nov. 26, 1999 to Nov. 25, 2004*
May 30, 1997 Oct. 30, 1998 € 27,44 (FRF 180.00)	*224,000*	*8*	*15,000*	*209,000*	*0*	*8*	*Oct. 30, 2000 to Oct. 29, 2005*
May 30, 1997 Dec. 10, 1999 € 44 (FRF 288.62)	*250,000*	*7*	*0*	*250,000*	*0*	*7*	*Dec. 10, 2001 to Dec. 10, 2006*
May 23, 2000 Dec. 18, 2000 € 63 (FRF 413.25)	*205,000*	*8*	*0*	*205,000*	*0*	*8*	*Dec. 18, 2002 to Dec. 17, 2007*
Sub-total	**885,000**		**45,000**	**840,000**			
PUCHASE OPTIONS							
May 23, 2000 Dec. 19, 2001 € 47 (FRF 308.30)	*195,000*	*7*	*0*	*195,000*	*0*	*7*	*Dec. 19, 2003 to Dec. 18, 2008*
May 23, 2000 Dec. 19, 2002 € 52.02 (FRF 341.23)	*195,000*	*7*	*0*	*195,000*	*0*	*7*	*Dec. 19, 2004 to Dec. 19, 2009*
May 23, 2000 Dec. 18, 2003 € 52.02 (FRF 341.23)	*185,000*	*6*	*0*	*185,000*	*0*	*6*	*Dec. 18, 2005 to Dec. 18, 2013*
Sub-total	**575,000**			**575,000**			
TOTAL	**1,460,000**		**45,000**	**1,415,000**			

* Options exercised prior to 2003.

All the members of the Group's Management Committee benefited from the options described in the above table.

6_2_2_2 Information by beneficiary

Options granted to and exercised by the managing partners and by members of the Supervisory Board in 2003

MANAGING PARTNERS

- Mr. Jean-Luc Lagardère: None. Mr. Jean-Luc Lagardère did not hold any options to subscribe for or to purchase shares in the Company nor in any other Group company.
- Mr. Arnaud Lagardère did not receive any options on Lagardère shares in 2003, nor did he exercise any.
- Mr. Philippe Camus received in 2003:
  - 30,000 options to purchase Lagardère shares, exercisable at the price of € 52.02 between December 18, 2005 and December 18, 2013.
  - 135,000 options to subscribe for EADS shares, exercisable at the price of € 15.65, half of them from September 7, 2005 and the other half from October 9, 2006, and in all cases before October 9, 2013. He did not exercise any EADS options in 2003.

MEMBERS OF THE SUPERVISORY BOARD : None.

6_2_3 Transactions concluded with the members of the Supervisory Board and with the general partners and managing partners

Lagardère Capital & Management, controlled and chaired by Mr. Jean-Luc Lagardère, now replaced by his son Arnaud (who is also a managing partner of Lagardère SCA), has been the material embodiment of the Group since 1988. Lagardère Capital & Management provides an array of management resources and skills to both the Group and each of its component parts, with the following aims:

- over the long term, to guarantee that the Group's operating businesses have the environment required for expansion,
- to bring them the economic and financial power of a Group with sales of over € 12 billion,
- to supply strategic planning and operational services, coupled with high quality management services, including principally:
  - designing and developing economic, political and financial strategic scenarios; providing project management skills;
  - providing research and follow up concerning major markets and their evolution; assessing factors in different market environments that may create new opportunities;
  - keeping a watchful eye on potential investments, divestments and development of alliances with other companies;
  - managing business negotiations such as divestments, mergers and acquisitions;
  - orchestrating corporate operations, including state-of-the-art finance and capital management techniques;
  - establishing and maintaining relations in banking and finance, with particular attention to the characteristics of the various countries in which the Group does or plans to do business;
  - enhancing human resources by attracting high-potential management personnel;
  - providing overall management of the Group's image.

To attain these goals and accomplish its mission, Lagardère Capital & Management employs the principal senior managers forming the Group's Management Committee.

The role of the Management Committee is to develop and ensure the application of Group strategy, to take the resultant necessary decisions and implement them globally at Parent Company level and in the different business activities. Lagardère Capital & Management is responsible for paying the entire pay package and related working expenses of its managers, and the fees of outside French or international consultants possibly required.

Lagardère Capital & Management's mission is carried out within the framework of its agreements with Lagardère Ressources (formerly Matra Hachette Général). These agreements are described each year in the Auditors' special report published in the French annual report.

Since July 1, 1999, taking into account the Group's structure at that date, the mode of remuneration of Lagardère Capital & Management, which received the approval of both the Supervisory Board and the shareholders at the annual general meeting, is now partly based on the sales of the Media business segment (0.2% of adjusted sales) and partly on the value of the Group's share in EADS (0.1% of its average stock market value).

In 2003, Lagardère Capital & Management received € 11.7 million from the Group, compared to € 13.1 million in 2002. After deducting payroll costs of € 7.1 million, or € 8.9 million including social security charges, and other support and outside resources costs borne by Lagardère Capital & Management, this left operating income after tax from the above agreements of € 0.3 million.

In practice, the parameters used for the calculation of this remuneration appeared to be increasingly susceptible to significant variations in both directions. In the course of 2003, for instance, sales of Matra Automobile disappeared completely, while in the same year the share price of EADS doubled, and later on the sales from the newly acquired part of Editis will be integrated. These events do not, however, result in similar changes in the services provided by Lagardère Capital & Management nor in their operating costs.

It has consequently been decided that it would be more appropriate to calculate the remuneration of Lagardère Capital & Management as equal to the amount of expenses it incurs in carrying out its mission, plus a fixed margin of 10%, with an absolute upper limit set at € 1 million (the average figure for the last five years). Services rendered and expenses charged will be examined for each fiscal year by the Audit Committee, which will pronounce an opinion on the way they are changing when the consolidated financial statements are being reviewed. After examination by the Audit Committee, this remuneration package was approved by the Supervisory Board on March 12, 2004.

6_3 Employee profit-sharing and incentive plans

6_3_1 Employee profit-sharing and incentive agreements

These agreements are signed in each Group company individually.

6_3_2 Options granted to employees to subscribe for or to acquire shares of the Company

(at December 31, 2003, including options described in 6_2_1_1)

Date of meeting Date of grant and exercise price	Number of options granted	Number of beneficiaries	Options exercised	Options remaining	Options cancelled	Number of beneficiaries remaining	Date of exercise
SUBSCRIPTION OPTIONS							
May 30, 1997 Nov. 26, 1997 € 24.39 (FRF 160.00)	*1,824,750*	*611*	*841,967*	*982,783*	*0*	*350*	*Nov. 26, 1999 to Nov. 25, 2004*
May 30, 1997 Oct. 30, 1998 € 27.44 (FRF 180.00)	*1,671,750*	*558*	*399,750*	*1,272,000*	*0*	*422*	*Oct. 30, 2000 to Oct. 29, 2005*
May 30, 1997 Dec. 10, 1999 € 44 (FRF 288.62)	*1,300,800*	*696*	*5,475*	*1,295,325*	*0*	*693*	*Dec. 10, 2001 to Dec. 9, 2006*
May 23, 2000 Dec. 18, 2000 € 63 (FRF 413.25)	*1,254,500*	*458*	*0*	*1,254,500*	*0*	*458*	*Dec. 18, 2002 to Dec. 17, 2007*
Sub-total	**6,051,800**		**1,247,192**	**4,804,608**			
PURCHASE OPTIONS							
May 23, 2000 Dec. 19, 2001 € 47 (FRF 308.30)	*1,258,000*	*421*	*0*	*1,258,000*	*0*	*421*	*Dec. 19, 2003 to Dec. 19, 2008*
May 23, 2000 Dec. 19, 2002 € 52.02 (FRF 341.23)	*1,299,000*	*416*	*0*	*1,299,000*	*0*	*416*	*Dec. 19, 2004 to Dec. 19, 2009*
May 23, 2000 Dec. 18, 2003 € 52.02 (FRF 341.23)	*1,437,250*	*445*	*0*	*1,437,250*	*0*	*445*	*Dec. 18, 2005 to Dec. 18, 2013*
Sub-total	**3,994,250**			**3,994,250**			
TOTAL	**10,046,050**		**1,247,192**	**8,798,858**			

6_3_3 Options granted to employees to subscribe for or to acquire shares of other Group companies *

(at December 31, 2003)

Date of meeting Date of grant	Exercise price (€)	Date of execise	Number of options granted	Number of beneficiaries	Number of options lapsed	Number of options remaining	Period of repurchase (1) (5)
HACHETTE LIVRE							
Dec. 22, 1995 *Dec. 22, 1995*	*632.51*	*Dec. 28, 1998 to Dec. 27, 2003*	*13,550 (6)*	*75*	*3,950*	*0*	*Dec. 28, 1998 to Dec. 27, 2005*
Dec. 22, 1995 *June 30, 1996*	*698.37*	*Dec. 28, 1999 to Dec. 27, 2004*	*900*	*3*	*400*	*500*	*Dec. 28, 1999 to Dec. 27, 2005*
Dec. 22, 1995 *March 6, 1998*	*897.92*	*Jan. 1, 2002 to Dec. 31, 2004*	*1,700(7)*	*13*	*100*	*550*	*July 1, 2003 to Dec. 31, 2004*
Dec. 22, 1995 *April 29, 1999*	*898.38*	*Jan. 1, 2003 to Dec. 31, 2005*	*2,050*	*14*	*650*	*1,100*	*July 1, 2004 to Dec. 31, 2005*
Dec. 22, 1995 *April 20, 2000*	*884.97*	*Jan. 1, 2004 to Dec. 31, 2006*	*1,000*	*7*	*1,000*	*0*	*July 1, 2005 to Dec. 31, 2006*
Dec. 21, 2000 *March 13, 2001*	*897.62*	*Jan. 1, 2005 to Dec. 31, 2007*	*1,500*	*12*	*1,500*	*0*	*March 14, 2006 to Dec. 31, 2007*
MATRA AUTOMOBILE							
April 4, 1997 *Dec. 22, 1999*	*231.72*	*June 22, 2003 to Dec. 22, 2004*	*30,000*	*16*	*19,500*	*10,500*	*Dec. 23, 2004 to Dec. 23, 2009*
HACHETTE FILIPACCHI MÉDIAS							
June 18, 1997 *June 18, 1997*	*37.44*	*June 18, 1997 to June 17, 2004*	*1,577(2)*	*11*	*–*	*1,577*	*June 19, 2002 to June 19, 2007*
June 18, 1997 *July 22, 1999*	*46.20*	*July 22, 1999 to July 21, 2006*	*1,525(3)*	*63*	*–*	*1,513*	*July 23, 2004 to July 23, 2009*
VIRGIN STORES							
Sept. 25, 1998 *April 15, 1999 (4)*	*40.04*	*April 15, 2002 to April 15, 2009*	*9,959*	*6*	*4,482*	*5,477*	*April 16, 2004 to April 15, 2009*
March 15, 2000 *March 15, 2000*	*32.03*	*Jan. 16, 2003 to Jan. 15, 2010*	*56,269*	*8*	*3,984*	*52,285*	*March 16, 2005 to March 15, 2010*
March 15, 2000 *Jan. 17, 2001*	*47.77*	*Jan. 18, 2004 to Jan. 17, 2011*	*2,988*	*2*	*1,992*	*996*	*Jan. 18, 2006 to Jan. 17, 2011*
March 15, 2000 *April 19, 2001*	*47.77*	*April 20, 2004 to April 19, 2011*	*498*	*1*	*–*	*498*	*April 20, 2006 to Jan. 17, 2011*
March 15, 2000 *June 5, 2001*	*71.82*	*June 6, 2004 to June 5, 2011*	*1,992*	*1*	*–*	*1,992*	*June 6, 2006 to June 5, 2011*

(1) Beneficiaries have the right to resell their options to the companies concerned depending on various criteria such as changes in stockholders' equity and/or changes in results.
(2) Each option gives right to subscribe to 300 shares.
(3) Each option gives right to subscribe to 500 shares.
(4) Purchase options.
(5) In the case of Hachette Filipacchi Médias, period of exchange for Lagardère shares.
(6) In 2003, 2,415 options, each of them giving right to one share, were exercised.
(7) In 2003, 850 options, each of them giving right to one share, were exercised.
* For details on options granted by EADS, in which Lagardère SCA indirectly holds a 15.04% interest, see EADS' own Reference Document.

6_3_4 Options granted to the ten main beneficiaries other than members of the Supervisory Board and members of other managing bodies, and options exercised

Subscription or purchase options granted to the ten main beneficiaries other than members of the Supervisory Board or of other managing bodies, and options exercised	Total number of options granted / shares subscribed or purchased	Purchase or subscription price	Date of grant
Options granted during the year by the Company or other Group companies, to the ten main beneficiaries thus holding the highest number of options (overall information)	*357,000*	*52.02*	*December 12, 2003*
Options on shares of the Company or other Group companies, exercised during the year by beneficiaries thus having purchased or subscribed the highest number of shares (overall information)	*73,500* *50,500*	*24.39* *27.44*	*November 26, 1997* *October 30, 1998*

This table includes the Management Committee members concerned, but does not include options granted by EADS; see EADS' own Reference Document for details on EADS options.

Part 7

Recent events

and outlook for the future

7

7_1 Recent events

7_1_1 Editis

DESCRIPTION OF THE TRANSACTION BEGUN IN 2002

In September 2002, Lagardère made an offer to acquire the publishing sector of VUP in Europe, mainly in France, and Latin America (excluding Brazil), that the Vivendi Universal group had just decided to put up for sale at the same time as its USA publishing assets (Houghton Mifflin).

In accordance with VUP's requirement to complete the transaction and receive payment as soon as possible, Natexis Banques Populaires became a participant in the acquisition -at Lagardère's request and under the supervision of the European Commission- in compliance with article 3.5.a of EC regulation 4064/89 on the control of concentrations. The Natexis Banques Populaires group thus acquired the assets concerned from Vivendi Universal on December 20, 2002.

On December 3, 2002, a firm sale agreement was signed between Ecrinvest 4, Segex and Lagardère (Ecrinvest 4 is a wholly-owned subsidiary of Segex, itself 100% owned by the Natexis Banques Populaires group). In this agreement, Segex undertook to sell, and Lagardère undertook to buy, all the securities comprising the capital of Ecrinvest 4 and the current account advance from Segex to the same company, once the competition authorities had issued their opinion on the transaction. The current account advance served to finance the acquisition on December 20, 2002, of VUP's assets by Investima 10 (now renamed Editis), a wholly-owned subsidiary of Ecrinvest 4. The purchase price for these securities (€ 0.5 million) and the current account advance was paid immediately in advance, by Lagardère to Segex. The amount advanced to Segex was included in Other investments and non-current assets in Lagardère's consolidated balance sheet (€ 1,166 million at December 31, 2003).

OTHER COMMITMENTS

In the agreement, Lagardère undertook to indemnify Segex, Ecrinvest 4 and Editis for any prejudice arising from the execution of the sale contract between Segex and the Lagardère Group, except in the event of fraud or gross negligence.

Lagardère instructed Crédit Agricole Indosuez to issue a first-demand payment guarantee in favor of Segex, for a maximum of € 50 million, in respect of Lagardère's commitments to Segex under the sale agreement described above. Lagardère also undertook to pay Crédit Agricole Indosuez the equivalent of any payment Crédit Agricole Indosuez might have to make in execution of this guarantee.

Finally, Lagardère provided a guarantee under which it is jointly liable with Editis for payment of lease rentals on a building intended to house most of VUP's publishing activities. The future lease rentals (including charges) under the current lease, which was amended during 2003 and is non-cancelable for 9 years, are estimated at € 72.4 million.

These commitments, representing a total of € 122.4 million, are included in off-balance sheet commitments under Guarantees on behalf of third parties.

DEVELOPMENTS IN 2003

On April 14, 2003, Lagardère formally notified the European Commission of its proposed takeover. The dossier was under examination in the light of EU antitrust rules for the rest of the year. The French Ministry of Economy, Finance and Industry applied on May 13, 2003 for the case to be referred to the competent French authorities, but the Commission refused this request on July 23, 2003.

The Commission considered that the proposed transaction was likely to be incompatible with the common market, and decided to open a wider investigation on June 5, 2003. On October 27, it sent Lagardère a statement of objections, listing the market dominance problems identified. On December 2, 2003, Lagardère submitted its response to the Commission, promising remedies to these problems. Certain practical terms and conditions of the commitments made (the "Commitments") were amended in a further statement dated December 23, 2003.

DEVELOPMENTS SINCE JANUARY 1, 2004

a) Assets retained by Lagardère

Subject to the Commitments being honored, the Commission granted the Lagardère Group authorization on January 7, 2004 to purchase the following editorial assets from Editis' publishing business (the "Assets Retained") and declared the transaction compatible with the common market:

- Reference works: the publisher Larousse, with all of its businesses and publication rights in France and worldwide;
- Academic publishing:
  - the Spanish group Anaya with all of its businesses and publication rights,
  - the publisher Dalloz with all of its businesses and publication rights,
  - the publisher Dunod with all of its businesses and publication rights,
  - university titles comprising the Nathan Université, Armand Colin and Sedes lists, and academic journals;
- Distribution: the distribution centre located at Ivry, near Paris.

The takeover applies to all assets, including the brands associated with the publishing houses concerned, and all personnel required to run the businesses.

All assets used by Editis' other businesses (the "Assets Transferred") are to be sold off by Lagardère.

b) Provisional schedule

The Assets Transferred will be sold to one or more purchasers, unrelated to Lagardère and capable of providing effective competition. Lagardère has stated that it will favor selling to a single buyer. The choice of transferee(s) must be approved by the Commission.

Where necessary, formal definition of the Assets Transferred as distinct from the Assets Retained must begin prior to the sale. These operations and the sale process itself must not affect the competitive qualities, autonomy and viability of the Assets Transferred, and will be supervised by the Commission.

Lagardère should thus acquire control of Editis by the end of the first quarter of 2004, once the company's legal form has been changed from a corporation with Management Board and Supervisory Board to a simplified corporation. This change of form is required for Editis' internal governing bodies to operate in such a way that the Commission can verify that the Commitments are respected.

All these operations will take place in compliance with required personnel notification and consultation procedures.

7_2 Outlook

Lagardère Media

The beginning of 2004 (January and February) was mainly uneventful, with the exception of perceptible growth in advertising revenue from radio and television theme channels. Generally speaking, visibility is still mediocre, making it impossible to foresee new trends that will emerge over the coming months. Uncertainties about when and how an economic recovery will take place remain.

For this reason, forecasts for growth in Lagardère Media's operating revenue in 2004, excluding the effect of the Assets Retained from Editis, are based on two different scenarios:

- +2% to +6% if the economic climate remains stable, with a euro/dollar parity of around 1.20;
- in the event of a recovery in the second half of the year, the rate of growth could exceed 6%.

The cost cutting plan will continue to be implemented to ensure that these targets are met.

Furthermore, a target in terms of operating margin over the medium term -to be met within five years- was set for each of the following media divisions:

- Print Media: 12% (compared to 9.7% in 2003);
- Book Publishing: 12% (compared to 11.1% in 2003);
- Lagardere Active: 10% (compared to 4.7% in 2003);
- Distribution Services: 3% (compared to 2.1 % in 2003).

The scope of business activities in 2004 will be changed by the completion of the operations pertaining to the acquisition of Editis' assets. This can already be seen in the integration of publishers Larousse, Dalloz, Dunod and Armand Colin in France, and Anaya in Spain, enabling Lagardère to claim the rank of leading publisher in each of the two countries.
The disposal procedure for the remainder of Editis assets will begin in Spring 2004. It should be fully completed before the end of the year. For Lagardère, an essential criterion will obviously be the interests of its shareholders.

Lagardère Group is not planning any significant acquisitions in the short term. However, it will remain highly attentive to any development opportunities that may arise in the majority of its media activities, both in France and abroad.

Results for the first half of 2004 will be announced on Thursday September 9 before the stock exchange opens.

EADS

In anticipation of the European Union's legal obligation to comply with IFRS by 2005, EADS group made changes to the methods used to recognize development expenses, in order to apply standard IAS 38. This standard requires that costs related exclusively to the development phase of a program should be capitalized as intangible assets, when certain conditions are met, while research costs should be expensed as incurred. Adopting standard

IAS 38 has no incidence on EADS' financial statements for 2003 and the previous years. In 2004, however, it is expected that development costs amounting to some € 100 million will be capitalized.

As a consequence, EADS has raised its 2004 EBIT* target to around € 1.8 billion, compared to the previously announced figure of € 1.7 billion.

Cash available before recovering customer financing receivables should remain positive in 2004. EADS management in fact intends to continue to endeavor to offset the costs relative to the A380 and Skynet 5 programs by permanent cash preservation measures. Maintaining its financial discipline, EADS will also strive to restrict customer financing as far as possible in the field of civil aviation, and outstanding customer receivables should not exceed US$ 900 million.

As already announced, EADS expects sales to remain globally stable in 2004 - on the basis of an exchange rate of € 1 = $ 1.20. Airbus expects to make almost 300 aircraft deliveries in 2004. As far as new contracts are concerned, new orders booked are expected to be in excess of sales again this year.

* EBIT: Earnings before interest and taxes, before goodwill amortization and exceptional items.

Reference Document 2003 – Cross reference index

LAGARDERE

Prepared by Direction des Relations Humaines et de la Communication

Photo credits: Airbus, Ariane, Astrium, Canal J/Gérard Bedeau, Chaîne Météo, rights reserved, X, EADS, Eurocopter, France 2/Laurent Denis, Groupe MCM, Hachette Livre, HDS, Léo Productions, Patrick Roncen, Raoul Dobremel/JLR Productions, TF1/GMT Productions/D. Maestracci, TF1/Jacques Loew, Timoon/TF1/SamG.

Translation: JH Communication

Design and production: BRIEF

www.brief.fr

Comprising some 43,000 people in over 40 countries worldwide, Lagardère's talented teams put their skills to work through recognized brands in the media and high technology sectors.



Sharing and communicating values.



Hachette Livre:
Sixth-leading publisher worldwide; No. 1 in France and Spain; established in 30 countries, with 2,400 employees in France and 1,300 abroad.



Corporate citizenship: believing in talent



Hachette Filipacchi Médias:
The world's leading magazine publisher with 245 titles, including 189 international publications; over one billion copies sold annually in 36 countries, including 203 million by subscription.



Hachette Distribution Services:
Largest international network
of stores (such as Relay and Virgin)
distributing cultural leisure products;
the world's top press distributor and
ding operator of retail outlets serving
the needs of travelers.



and contributing to the world.



Lagardere Active:
Over 900 hours of programming in 2003.
30 of the Top 100 ratings in 2003.
Canal J and MCM: leading cable
and satellite channels for their respective
target audiences.
Europe 1: 5 million listeners.
Europe 2: 3 million listeners.
RFM: 2 million listeners.


A380

Respecting the past while looking forward to the future:



EADS: European leader in the Aeronautics and Defense industries; over 100,000 employees worldwide. With the Airbus A380, EADS is the top innovator in the commercial aviation market, and is ranked No. 1 worldwide in this sector.



Information, culture, communication, Lagardère Media is a leader in the fields of book publishing, press, distribution of cultural leisure products and audiovisual.

that's Lagardère's goal.



«Where there's a will, we pave the way»



Corporate

Activities 2003

Trend chart shareholder

Corporate

2003

Profile

A leading French media and high technology group that epitomizes France's preeminence in these two complementary fields, Lagardère combines creativity with modernity while demonstrating its expertise and influence in both areas.

Elle, Paris Match, Europe 1, Grasset, Le Livre de Poche, JC Lattès, Virgin, Relay, Canal J and more are all Lagardère Media success stories, both in France and abroad.

In aviation and space, Airbus and Eurocopter are the cornerstones of EADS, the world's second-largest aerospace group.

In the field of communications, Lagardère pulled off sweeping changes in just a few years to become one of the world's Top 10 media groups.

Now more than ever, Lagardère considers it a priority to expand its activities in the sectors of culture, news, and communications by stressing company values that are a cut above the rest.

Lagardère


LAGARDERE
100%
High Technologies
15.04%
EADS
Médias
LAGARDERE MEDIA
Books
HACHETTE Livre
Magazines
HACHETTE FILIPACCHI MEDIAS
Distribution Services
HACHETTE DISTRIBUTION SERVICES
Audiovisual
lagardere active



Message from Arnaud Lagardère

By the close of 2003, our group had proven its loyalty to the legacy of Jean-Luc Lagardère.

First and foremost, we have demonstrated our loyalty to our business history, which has shaped our group and made it what it is today: a leader in the media industry with a future inextricably linked to the development of media-related activities. We are a French group that actively contributes to the development of the European aerospace industry via our involvement in EADS. I plan on maintaining this commitment, based as much on principle as on business acumen.

We have also demonstrated our loyalty to the values handed down to us, wherein the notion of independence is paramount. We have shown our self-determination vis-à-vis political powers, financial markets and trends. Masters of decision-making and time-management, we are able to build upon our choices and incorporate them into a long-term strategy yet remain ready to react with lighting reflexes should circumstances require it.

It's clear that Lagardère group is still driven by its zest for a good challenge – always one of its defining characteristics. In a difficult economic climate and a particularly competitive environment, the excellent results of 2003 bear witness to the talent of our teams and reaffirm our goal of becoming one of the top three media companies worldwide – without ever, it should be noted, forsaking our national identity or our roots. Our acquisition of some of the most attractive assets of Editis and our commitment toward the City of Paris' bid for the 2012 Olympic and Paralympic Games are proof of our dedication.

However, let there be no mistake: our success is also contingent upon our ability to safeguard our creativity. We are an open group that acts according to consensus and is capable of exploring new horizons. With this in mind, in the next few months I intend to implement a strategic committee comprising international personalities from all walks of life whose combined wealth of experience will be of particular benefit in helping us to initiate thought processes linked to sustainable development and to identify emerging markets that will serve as our centers of growth for years to come.

In a multitude of ways, 2003 will be remembered as an exceptional year for our group during which we were able to prove, more than ever before, our resilience and steadfastness. A benchmark year with results that attest to our fighting spirit, 2003 will provide a solid base that will, with resolve and determination, serve as the cornerstone for our future triumphs.



Arnaud Lagardère

Managers



Arnaud Lagardère
General Partner and Chief Executive Officer, Lagardère SCA
Chairman and Chief Executive Officer, Lagardère Media
Chairman of the Board of Directors, EADS



Philippe Camus
Deputy Chairman and Chief Operating Officer, ARCO
Co-Managing Partner, Lagardère SCA
Co-Chief Executive Officer, EADS



Pierre Leroy
Director and Chief Operating Officer, ARCO
Co-Managing Partner, Lagardère SCA
Group General Secretary, Lagardère SCA

Corporate and Médias



Dominique D'Hinnin
Executive Vice-President,
Chief Financial Officer,
Lagardère SCA



Thierry Funck-Brentano
Executive Vice-President, Human
Relations and Communications,
Lagardère SCA



Pierre Leroy
Executive Vice-President,
Group General Secretary,
Lagardère SCA



Arnaud Molinié
Chief of Staff,
Lagardère SCA

Corporate Médias



Jean-Luc Allavena
Chief Operating Officer,
Lagardère Media

Corporate Médias



Frédérique Bredin
Vice-President,
Strategy and Development,
Lagardère Media

Audiovisual



Arnaud Lagardère
Chairman and Chief Executive Officer,
Lagardere Active

Magazines



Gérald de Roquemaurel
Chairman and Chief Executive Officer,
Hachette Filipacchi Médias

Books



Arnaud Nourry
Chairman and Chief Executive Officer,
Hachette Livre

Distribution



Jean-Louis Nachury
Chairman and Chief Executive Officer,
Hachette Distribution Services

EADS



Philippe Camus
Co-Chief Executive Officer,
EADS



Jean-Louis Gergorin
Executive Vice-President
Head of Strategic Coordination,
EADS



Jean-Paul Gut
Executive Vice-President,
Head of EADS International

Organization 2003

➔ General partners

Arnaud Lagardère

Société Arjil Commandité-ARCO

➔ Managing partners

Arnaud Lagardère

Société Arjil Commandité-ARCO

Represented by
Arnaud Lagardère, Chairman and Chief Executive Officer
Philippe Camus, Deputy Chairman and Chief Operating Officer
Pierre Leroy, Director and Chief Operating Officer

➔ Statutory auditors

Barbier Frinault & Autres

Alain Ghez

Mazars & Guérard

Supervisory board in 2003

CHAIRMAN OF THE BOARD – CHAIRMAN OF THE AUDIT COMMITTEE

Raymond H. Lévy
Honorary Chairman, Renault SA

VICE- CHAIRMAN OF THE BOARD

Bernard Esambert
Permanent Representative of Lagardère Capital & Management
Chairman of the Supervisory Board of Banque Arjil & Cie

MEMBERS OF THE BOARD

Manfred Bischoff
Member of the Management Board of DaimlerChrysler A.G.

Georges Chodron de Courcel
Member of the Executive Committee of BNP PARIBAS

Groupama SA
Represented by Helman le Pas de Sécheval(¹),
Chief Financial Officer of Groupama SA

Pehr G. Gyllenhammar
Chairman of AVIVA plc (London)

Pierre Lescure
Chairman of AnnaRose Productions

Christian Marbach(¹)
Chairman of the "Agence des PME" (SME Agency) economic interest group

Bernard Mirat(¹)
Former Vice-Chairman and Chief Executive Officer of Société des Bourses Françaises

Jacques Nivard(¹) *(until his passing on 30 August 2003)*
Audit stockbroker, Honorary Chairman of Nivard Flornoy-Fauchier Magnan Durant des Aulnois

Jean Peyrelevade

Didier Pineau-Valencienne(¹)
Honorary Chairman of Schneider Electric, Vice-Chairman of Crédit Suisse First Boston

Felix G. Rohatyn
Former US Ambassador to France

Michel Rouger
Honorary Chairman of the Paris Commercial Court

CENSOR

Yves Sabouret, Vice-Chairman of the Supervisory Board of Arjil & Associés Banque

SECRETARY

Pierre Leroy, Group General Secretary

(¹) Also a member of the Audit Committee

A responsible company

Providing quality working conditions for its employees, promoting individual and cultural diversity, and endeavoring to create a sustainable global economy are but a few of the commitments of Lagardère, a responsible corporation whose eternal focus is on the individual, whether part of the group or a member of the public.

An open company

Lagardère group's concern for quality working conditions, social dialogue and the development of its skills base translates into a commitment to its employees' performance and growth.

The average age of a Lagardère Media employee in France is 41.3. A young company that offers opportunities in creative fields, it attracts a range of talents thanks to the diversity of its business centers and the international name recognition of its brands. Lagardère Media invests extensively in training activities, which help enhance the individual and collective skills of group employees. In this respect, training through the Media Campus promotes the development and spread of our company values. Moreover, the group maintains relationships with noted universities and other institutes of higher education to provide partnership seminars for student interns, one-off courses and regular training sessions.

A good citizen

As a company with an open attitude to the world, Lagardère group strives to promote respect for individuals and cultures by taking part, on an ongoing basis, in social, charitable, cultural and sports-oriented initiatives. In 2003, Lagardère joined the UN Global Pact to demonstrate its commitment to helping build the social and environmental foundations of a new global economy that will be of benefit to everyone, everywhere. The group also maintains steadfast support for sustainable approaches to development.

Furthermore, the Jean-Luc Lagardère Foundation (previously known as the Hachette Foundation) is a longstanding French institution. For the past 15 years, the foundation has focused its activities on three main areas of support: grants, promoting the French language to the world and cultural activities in hospital settings. Encouraging the young and boosting talent and innovation are among the top objectives of the grants awarded every year to the young winners in the writing, audiovisual, digital and music categories. To date, 112 talented young people have received support aimed at helping them achieve the goals to which they are deeply committed.


RENAULT

THE UNITED NATIONS GLOBAL COMPACT FOR SUSTAINABLE ECONOMIC GROWTH

The Global Compact, an initiative launched in 2000 by UN Secretary General Kofi Annan, seeks to advance responsible corporate citizenship so that businesses can be part of the solution to the challenges of globalization. This pact, based on nine universal principles linked to human rights, labor standards and the environment, is a voluntary commitment on the part of major companies to help promote and implement a global sustainable-development policy. The pact's strength lies in the network formed, encompassing such players as UN organizations, governments, labor sector entities and non-governmental organizations that represent civil society. When a company joins the Global Compact, it commits itself to implementing measures that will modify its operational standards in such a way as to incorporate the Compact's principles into a company's strategy, culture and daily activities.

Promoting French in the world involves teaching and spreading French culture internationally. With this objective in mind, the foundation has sponsored the creation of some 20 media libraries and cyber cafes worldwide, and has also distributed thousands of books in Lebanon, Brazil, Vietnam, Romania, Turkey and Algeria.

To support the spread of culture in hospital settings, the foundation has set up some 20 'culture corners' designed to lend a more human dimension to child psychiatric services. In this context, the foundation has joined forces with the Fondation des Hôpitaux de France (French Hospital Foundation) to create a help centre for depressed adolescents, set to open in fall 2004 at the Hôpital Cochin in Paris. Since 1998, the foundation has been particularly involved in the Hospital's cultural program, initiated by the French Ministry of Culture, and has helped launch about 20 partnership projects between artists and hospitals.

A commitment to sports

Because athletic activities promote the same values as those prized by Lagardère - respect for individuals, team spirit and surpassing oneself - the group resolved, in 2003, to sponsor activities in the world of sports. This approach is in keeping with the group's history, its Matra adventure in particular.

Lagardère group has therefore committed itself to an institutional partnership with the Paris-Jean-Bouin Stadium, a venue that promotes values that are similar to that of the group, with a history of dynamic, community-oriented activities and sports associations that are accessible to the entire city and are intended for all levels of athletic prowess. For these reasons, Lagardère intends to support the Paris-Jean-Bouin Stadium in organizing and promoting athletic activities in the Paris region.

In addition, Lagardère is actively involved in the City of Paris' bid for the 2012 Olympic and Paralympic Games. By rallying France's leading companies around the promotion and spread of Olympic values, Lagardère is sharing its conviction that Paris is an optimal venue for the 2012 Olympic and Paralympic Games. To demonstrate his commitment to this project, Arnaud Lagadère decided to create the 2012 Club des Entreprises Paris, a business association designed to promote the City of Paris' bid to the best of its ability through to July 2005, the date on which the winning city will be announced.

THE GLOBAL COMPACT

PARIS JEAN-BOUIN

OLYMPIC AND PARALYMPIC GAMES: EIGHT COMPANIES BACKING PARIS 2012

Accor, Bouygues, Crédit Agricole, EDF, France Télécom, Lagardère, RATP and Renault: eight major French companies have joined forces to form a non-profit organization (under Loi 1901) backing the City of Paris in its bid to host the 2012 Olympic and Paralympic Games. By committing itself to supporting the bid committee of the City of Paris, the Club des Entreprises demonstrates major French economic players' determination to make Paris 2012 a reality. The founders of the club are calling on other companies to join them in order to devote additional financial, technical and logistical support to ensuring that Paris wins its 2012 Olympic and Paralympic Games bid.


MAKE
LOVE

Societal involvement

Lagardère group is highly involved in a range of charitable, cultural and social projects, at group level and within group subsidiaries:

- Support for Reporters Without Borders (HDS).
- Cooperative efforts with the Chinese General Administration for the Periodical Press (GAPP) in order to promote change in the publishing market (HFM).
- A fund drive for the French AIDS organization Association Ensemble Contre le Sida (Lagardere Active Broadband).
- A suicide prevention campaign aimed at Swiss youth (Naville Détail, HDS).
- An educational support campaign organized by UNICEF (Relay, HDS).
- An initiative to promote professional reintegration, in partnership with the City of Paris (Lagardere Active Broadband).
- An AIDS prevention campaign (*Entrevue*, HFM).
- Educational exchange grants, promoted after extensive flooding in Provence's Arles region (HFM).
- Support for the launch of *Roz* (The Day), an Afghan women's publication (*Elle*, HFM).
- Creation of the Version Femina Woman prize to honor women involved in charitable activities (*Version Femina*, HFM).
- The creation of the Louis Hachette prize to recognize the best article, news story, special report or interview of the year.
- *Paris Match*'s sponsorship of exhibitions (HFM).

Activities

2003

Lagardère Media

- Global ambition
- Books
- Magazines
- Distribution Services
- Audiovisual

High Technologies

2003

(Media)

Lagardère Media

Lagardère Media is a leading provider of news, cultural and communication products in France and abroad. Its core businesses – book publishing, the press, distribution and audiovisual production – provide it with financial stability and a high potential for growth. Lagardère Media's more than 26,000 employees worldwide express their talent through such recognized brands as Canal J, Calmann-Lévy, Car and Driver, Elle, Europe 1, Europe 2, Fayard, Grasset, Hatier, MCM, Paris Match, Relay, RFM, Télé 7 Jours and Virgin, among others.

LAGARDERE MEDIA


RELAY

Global ambition

Bolstered by its proven stability, Lagardère Media is pursuing its central goal with determination: to rank among the world's top three media companies. To that end, the company is developing a long-term growth strategy with an overarching vision rather than a business-by-business approach.

In 2003, Lagardère Media posted an 11% increase in EBIT (earnings before interest and taxes) by combining improved margins with strong stock market performance. Despite a gloomy international economy, the excellent results in each of its core businesses once again demonstrated the solid growth of a stable company.

Capitalizing on powerful assets

As in previous years, Lagardère Media's assets - international operations, strong brands, expert provision of content, and the marketing of cultural products and services - fortified its leadership position in 2003:

- Hachette Livre became the world's sixth-largest publisher in 2003 when it bought out Editis, moving up from No. 11, and the leading book publisher in France and Spain.
- Hachette Filipacchi Médias, the world's top magazine publisher, strengthened its position worldwide, and Interdeco, France's leading broker of print advertising, developed the most powerful network in the world: Interdeco Global Advertising.
- Hachette Distribution Services, the world's No. 1 press distributor and leading chain of stores selling cultural and leisure products, boosted business at its major banner stores and developed new concepts.
- Lagardère Active continued its expansion by growing its current businesses and acquiring or creating new companies. It now boasts France's leading producer of prime-time comedy and drama programs for television; the top radio-advertising broker, Lagardère Active Publicité; the No. 1 music station on television, MCM; and the third-ranked cable and satellite station, Canal J.

Lagardère Media's medium and long-term projects are part of the company's ongoing implementation of major strategic goals. Its growth objectives will be achieved by consolidating the businesses in which the group already ranks No. 1 and by taking advantage of opportunities for growth in


DA VINCI CODE
DAN BROWN
Bernard-Henri Lévy






MODE
BELLE EN
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DU PROCÈS
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the audiovisual industry and emerging countries.

Television: the key to growth

Lagardère Media is focusing on television, a key sector for a company with global ambitions, as its primary engine of growth. A strong position in the television industry, a major source for the creation of value, will allow the company to increase synergies with other media, particularly radio and the press. It is with this perspective in mind that Lagardère Media will examine all opportunities that provide a foothold in the audiovisual industry, whether by acquiring a French broadcast television station or thematic stations abroad. The development of digital terrestrial television (DTT) is also promising due to the emergence of new business lines using animated images. In 2003, DTT cleared

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FISCAL YEAR 2003: GROWTH COMES CALLING

Lagardère Media's financial results, announced on March 15, 2004, showed a strong rise in EBIT, which resulted from improved performance in each of the company's businesses: sales growth that surpassed market growth and an 11% increase in the operating margin at Hachette Livre; growth in the television and radio businesses at Lagardère Active; stable performance at HDS, with a 4.2% rise in EBIT; and a firm increase in the operating margin (+9.7%) at HFM. Such results point to the high quality and balance of Lagardère Media's business portfolio.

new hurdles when analog TV frequencies were reallocated and Lagardère Media's three TV stations (iMCM, Canal J and Match TV) signed agreements with France's Higher Audiovisual Council (Conseil Supérieur de l'Audiovisuel, or CSA).

Cultivating leadership in mature businesses

The distribution, book publishing and press businesses were responsible for the company's success and guaranteed its solid performance. Lagardère Media's second priority is the consolidation of these businesses. Acquisitions will allow the various businesses to expand their scope and improve their performance.

The 2003 acquisition of 40% of Editis' assets clearly illustrates the company's ambitions when it comes to growth, and it is also seeking a new engine of organic growth, independent of the economic environment. For each business, this strategy translates into operating margin objectives that are ambitious but realistic over the long-term: 12% for Hachette Livre, nearly 3% for HDS, 10% for Lagardère Active and 12% for Hachette Filipacchi Médias. In this context, the integration of Editis will have a positive impact on Hachette Livre's profitability starting in the first year.

In addition, Lagardère Media will pay close attention to the emergence of new lines of business related to the company's expertise and will encourage their rapid development.

Entering new markets

Capturing new, high-potential markets, such as those in China and Eastern Europe, is Lagardère Media's third priority. This

CLUB LAGARDÈRE MEDIA: A FORUM ON CONTEMPORARY ISSUES

The goal of Club Lagardère Media is to expose the group's various businesses to the experiences of political, economic and cultural personalities from France and abroad. The club was launched in 2003 and is modeled after the forums organized by Roger Thérond for Hachette Filipacchi Médias and Europe 1's Press Club. These special conversations between a personality and Lagardère Media's editors and top executives give participants the opportunity to challenge their own ideas and points of view in relation to the guests' experiences and current topics of interest. In 2003, Club Lagardère Media hosted Thierry Breton, chairman and CEO of France Télécom; Bertrand Delanoë, mayor of Paris; and Jean-Pierre Raffarin, prime minister of France.







ambition to profit from new growth engines bore its first fruits in 2003.

In China, for example, Hachette Filipacchi Médias achieved a strong increase in advertising revenue from *Elle* magazine, and *Marie Claire* magazine has performed satisfactorily since it was launched in 2003. Similarly, the Eastern European countries contributed to the magazine sector's improved EBIT; in 2003, the company launched *Elle Girl* in Russia, *Elle Déco* in Croatia and *Maxim* in the Ukraine. Furthermore, advertising revenue from *Elle* and *Maxim* in Russia rose significantly.

Hachette Distribution Services experienced decisive growth in Hungary, Poland and the Czech Republic in both the press distribution and retail businesses. And in the radio sector, the rising number of listeners for many stations in Eastern Europe puts Lagardère Active Radio International (LARI) among the top operators in the region: Evropa 2 and Frekvence 1 in the Czech Republic, Retro FM and Europa Plus in Russia, and Radio Zet and Radiostacja in Poland, among others. These countries, some of which will soon be joining the European Union, have growing economies that need to be taken seriously.

Taking the time to succeed

Lagardère Media's success can be attributed to its business approach, which focuses on both the medium- and long-term to ensure a solid, high-performance company. It is this vision that will continue to guide Lagardère Media in the years to come as, with drive and determination, it takes the time to carve out a significant role in the media.


ELLE
girl
PLAYBOY
50 ANS DE PHOTOGRAPHIES
Christine Ockrent
Françoise
Giroud
une ambition française
Fayard



Lagardère Media

(Books)

Hachette Livre,

a subsidiary of Lagardère Media, is a major French publisher with a firm foothold in England and Spain. A publisher of high-quality books for all audiences, Hachette Livre operates in the general literature, education and illustrated book market segments. In addition to selling such publications at bookstores, the company markets fascicles at newsstands.

HACHETTE Livre







Hachette Livre

2003 was characterized by excellent performance in France and England in both distribution and publishing (literature, education and illustrated books). Hachette Livre owes its healthy results – sales growth of more than 3.6% (on a like-for-like basis and at constant exchange rates) – to the smooth functioning of every step in the the book publishing chain and its deft handling of the industry's typical ups and downs.

A year of strong growth

In 2003, Hachette Livre experienced buoyant growth in France and England: sales were up 3.6% over 2002 on a like-for-like basis and at constant exchange rates.

Publishing in France

In France, sales of general literature books were strong at all Hachette Livre publishing houses, particularly Fayard. Two of Fayard's titles sold more than 200,000 copies: *Ma Fille Marie* by Nadine Trintignant and *La Face Cachée du Monde* by Pierre Péan and Philippe Cohen, and five sold more than 100,000 copies – a record year! Grasset, the big winner in the fall literary season, won two prestigious prizes: the Prix Médicis Essai for *Morts Imaginaires* by Michel Schneider and the Prix Goncourt des Lycéens for *Farrago* by Yann Apperry. Also performing well were Stock, with its *Âmes Grises* by Philippe Claudel; Lattès; and Le Livre de Poche, which celebrated its 50th anniversary in 2003 with a strong boost in sales.

The education segment suffered from a lack of new school curricula, but publishing


Rubens


livre CD
Comptines et berceuses du baobab


Yann Arthus Bertrand Chevaux


Patricia
Cornwell
Baton Rouge
Philippe
Claudel
Les âmes grises
PRIX
RENAUD
Michel Schneider
Morts imaginaires
PRIX MEDICIS
DE L'ESSAI

houses like Hachette Éducation, Hatier, Didier and Foucher held their own in the middle school and high school markets; in fact, sales improved enough to meet objectives. Meanwhile, sales of illustrated books (Hachette Illustrated) for the general public continued to rise sharply, primarily thanks to how-to books (Cooking and Wine, Marabout) and the young-reader segment: Livre de Poche Jeunesse and the Bibliothèque Rose collection - with its character, Franklin - were particularly successful. The steps taken to adapt the company's size to the shrinking demand for major reference works (encyclopedias), which are sold through brokers, were especially important as a result of the continuing slowdown in this sector in France and Spain (Salvat). The fascicle business continued to perform well in France and abroad, particularly in Italy, the United Kingdom and Germany - evidence that this business is a key contributor to Hachette Livre's overall performance.

International publishing

In Spain, Salvat is still facing a tough market for brokers, but its fascicle sales were up in 2003.

In the United Kingdom, Hachette Livre completed its efforts to refocus the Octopus Publishing group on illustrated books for adults, and Orion and Watts published many successful titles.

Growth in the service business, too

Book distribution is still being propelled by strong sales growth among other publishers, as well as the steady business of Hachette Livre publishers.

A business environment marked by the buyout of Editis (formerly VUP)

In 2003, the publishing world experienced a major upheaval when Lagardère bought out 40% of Editis' assets, comprising Larousse, Armand Colin, Dalloz, Dunod and Anaya.

With the arrival of Larousse, Hachette Livre

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STRATEGIC REPOSITIONING IN THE UNITED KINGDOM AND CANADA

In the United Kingdom, Hachette Livre wound up its efforts to refocus the Octopus Publishing group (acquired at the end of 2001) on illustrated books for adults by selling off its Brimax young-reader division. This was soon followed by the acquisition of the independent publisher Godsfield Press, which enhanced Octopus's portfolio (Hamlyn division). Godsfield Press is a leading British publisher of spiritual and health books (Mind, Body & Spirit), a market segment enjoying strong growth.

In the province of Quebec, Canada, Hachette Livre sold 50% of its share in Editions CED Inc., a textbook publisher, to its co-shareholder, Québécor Média Inc. This was a consequence of the Canadian regulation that prevents Hachette Livre from being an operator or growing beyond its current position.


LE PETIT
Larousse
ILLUSTRÉ
MOTS DE LA LANGUE
NOMS PROPRES
CHRONOLOGIE
PLANCHES VISUELLES
2004

welcomed a brand that belongs to France's national heritage. Yet this brand has also blossomed on the global market as a vital resource in the dictionary and encyclopedia market. In addition, Larousse publishes reference works in the cultural, how-to and young-reader sectors.

The publishing houses Armand Colin, Dalloz and Dunod form a coherent whole, publishing books for the university and professional markets and enjoying growing success. Armand Colin, founded in 1870, meets the needs of college students and professors in the humanities, social sciences, foreign languages and literature. Dalloz, France's foremost legal publisher since 1845, has trained generations of students with educational tools and innovative ideas. Dunod, publisher of academic and professional books since the close of the 18th century, publishes more than 450 new books every year. And in Spain, Anaya is the country's leading textbook publisher (more than 1,500 new titles planned for 2004) and also publishes new titles for its professional, literary and paperback collections on a yearly basis.

The integration of Editis' former publishing houses is a key stage in Hachette Livre's development, boosting the company's global ranking from 11th to 6th.

As a result, the outlook for 2004 will be based on this excellent opportunity for profitable growth that the company's spectacular expansion has made possible. From this perspective, its 2003 performance is the surest guarantee that this new stage will be a success.

Books

NEW OPPORTUNITIES WITH THE BUYOUT OF EDITIS (FORMERLY VUP)

The buyout of Editis's assets was an enormous strategic opportunity because 40% of the consolidated company – Larousse, Armand, Colin, Dalloz, Dunod and Anaya (Spain) – joined Hachette Livre. As a result, Hachette Livre was propelled from the world's 11th largest to its 6th largest publishing company and became No. 1 in France. This spectacular growth boosts the company to the top ranking in key segments, such as dictionaries and college textbooks in France, while considerably strengthening its business in Spain.


CONAN DOYLE
MONTAIGNE
VIRGILIO
OBRAS COMPLETAS
CERVANTES
OBRAS COMPLETAS
Michel Blay
La science trahie
Pour une autre politique de la recherche


SOCIÉTÉ · ÉDUCATION · FAMILLE
CODE
Junior
DROITS
DEVOIRS
DALLOZ


Francis Rocard
PLANÈTE ROUGE
Mars : mythes et explorations


Umberto Eco
Baudolino


SCIENCES
Maroc
GUIDES BLEUS

Principal brand names

Education - Collections - Literature - Hachette Illustrated - New acquisitions

istra
Groupe Hatier International
Hatier
Rageot Éditeur
Anaya
Didier
Les Éditions Foucher
Hachette Livre Français langue étrangère
Hachette Éducation
Bruño
Hachette Partworks
Hachette Collections
Le Livre de Paris
Salvat
Hachette Fascicoli
Wydawnictwo Wiedza i Zycie S.A.
Tout l'Univers
Larousse
Dalloz
Armand Colin
Dunod Éditeur de savoirs
calmann-lévy
Le Livre de Poche
Hachette Littératures
Harlequin
JC Lattès
Grasset
Stock
Pauvert
Éditions 1
fayard
Éditions du Chêne
Hachette Pratique
Hachette Jeunesse
Hachette Tourisme
Éditions Hazan
hamlyn
Marabout
Deux Coqs d'Or
Mitchell Beazley Miller's
The Watts Publishing Group Ltd.
conran octopus
Octopus
Disney Hachette Édition
Gautier-Languereau


Caroline
Les petites histoires de Bécassine
Oui-Oui à l'école
Mes premières histoires de Dadar

Lagardère Media

(Magazines)

Hachette Filipacchi Médias,

a Lagardère Media subsidiary, is the world's top magazine publisher. Its 245 titles in 36 countries have a circulation of over one billion copies and paid advertising of 130,000 pages. More than half (54%) of HFM's sales of €2.2 billion are generated outside France. In France, it also owns several daily newspapers outside Paris. Interdeco, France's top print-advertising broker, has built up the industry's most powerful international network, managing international advertising for more than 200 magazines, owned both by HFM and other publishing groups.

HACHETTE FILIPACCHI MEDIAS




EMMANUELLE BÉART
PORTRAIT VÉRITÉ
D'UNE SÉDUCTRICE
SPÉCIAL
BEAUTÉ

Magazines

2003 activity

Hachette Filipacchi Médias consolidated its positions worldwide in 2003, streamlining its activities in France, finalizing its move into the United Kingdom and continuing its development in China and Russia. The geographical diversification of its businesses allowed HFM to deal with a tough global environment. The 2003 fiscal year was a transitional period for advertising. The hoped-for recovery failed to arrive, except in the United States, where the glimmerings observed in late 2002 finally –if weakly– began to shine more steadily. However, HFM boasted better-than-market advertising performance on the whole. Circulation varied by country, but the overall trend saw a slight slippage, despite increases in France, notably among news publications.

France

Hachette Filipacchi Médias is the top magazine publisher in France, with 56 titles to its credit. It streamlined its portfolio in 2003 with the takeover of equity in other groups, such as Bonnier (*Campagne Décoration, Le Journal de la Maison* and *Mon Jardin Ma Maison*) and *Action Auto Moto*, and the sell-off of Vidéo stock. The launch of *Public* has been very satisfactory, since it is circulated online and has well-defined goals.

Circulation is up by more than 1% over issue sales, with people, news and women's magazines posting better numbers. In addition, subscriber circulation is up for all titles.

Interdeco's dominant market share and sales offers combined with the name recognition of HFM brands have offset the steady decline in the magazine advertising market and stabilized advertising sales.

Circulation for HFM's daily newspapers has mirrored general trends in a depressed national market. In contrast, the year's news boosted circulation for the *Journal du Dimanche*, and *Marseilleplus* really connected with its readership. Local advertising has continued to grow, offsetting the drop in local extras, and *Journal du Dimanche*'s advertising perked up in the second half. Finally, *Version Femina* continues to post impressive numbers, both in advertising and circulation, and is establishing itself as the top weekly supplement in regional French newspapers.

International

Advertising business rebounded in 2003, driven in part by renewed growth in the


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Version
femina
La Provence
DUSTIN HOFFMAN
Etats d'âme
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Chipez-lui donc
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Rentrée des classes :
nos conseils antistress
pour rester zen
Télé 7 Jours
Le meilleur magazine télé
Sondage


SHOPPING
LES PLUS BELLES
RÉÉDITIONS
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ELLE girl
NEW!
www.ellegirl.com
BRAINY BEAUTY
FASHION CHANGES
CELEB WIRE
pariscope
PETER
CAR AND DRIVER
Hemi Power!
Dodge Magnum SRT-8
A revealing look at Dodge's 430-hp blown sport wagon


Nuevo Estilo
CASAS ACTUALES
Marseilleplus
Mattei veut nous faire bouger !
SALON DU TOURIS
MATCH
LETIZIA
future reine d'Espagne
Star de la télé, elle va épouser Felipe, le prince héritier
Révolution : elle est divorcée et roturière
IRAK
Le deuil et la colère des familles de G.I.
NATHALIE BAYE
La cinquantaine rayonnante
FABIUS
Objectif Elysée

United States, while circulation is down slightly. It was a year of consolidation: HFM assumed operational responsibility for its British acquisitions, gained some Spanish decorating magazines, added more *Marie Claire* partnerships and spun off the magazine *Elle Girl* in even more countries.

In the United States, *Woman's Day*, *Elle* and various car magazines were the biggest beneficiaries of the reawakened advertising market. On the other hand, circulation languished, offset in part by higher subscription rates. Finally, *Travel Holiday* had to close its doors, fuelled by the especially tough situation in the US tourist industry.

Business is up in Italy, thanks chiefly to *Elle*.

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ELLE GIRL

Hachette Filipacchi Médias has successfully expanded its line of *Elle Girl* spin-offs to eight new countries since 2001. The US version was followed by launches in the United Kingdom, Quebec and, in 2003, South Korea, the Netherlands, Russia and Taiwan, plus Germany toward the end of the year. In 2004, a special issue of *Elle Girl* was distributed with the French edition of *Elle*. Other *Elle Girl* spin-offs are expected in other countries, shoring up HFM's name recognition.


ENTREVUE
Star Academy
Madonna accusée de plagiat !
Drogue Les ravages du crack
de Star Academy
DIEZ MINUTOS
FELIPE celebra su último cumpleaños de soltero

HFM successfully took over the *Marie Claire* title and launched its spin-offs: *Marie Claire Maison* and *Marie Claire 2 Accessori*.
The acquisition of two new decorating magazines in Spain went smoothly. Business for the other titles is growing, especially at *Elle* and *Diez Minutos*. Advertising, down slightly, has been offset by higher circulation.
In Japan, business has been stable on a like-for-like basis and HFM took over the Japanese edition of *Marie Claire* in April 2003.
In the United Kingdom, the integration of 2002 acquisitions and the transition to new teams went well. In fiscal year 2003, the titles *TV Hits* and *CD UK* merged, and *Inside Soap* morphed to a weekly to fend off the competition.
The growth of the Russian economy sharply boosted advertising revenues, chiefly from *Elle*. *Maxim* in the Ukraine and *Elle Girl* in Russia made their debuts, and the Russian edition of *Marie Claire* continues to gain ground.
In China, HFM's business mirrors the economic boom, and advertising revenue from *Elle* has soared. *Marie Claire* had satisfactory numbers for a debut year.

Outlook

In 2004, HFM will continue to invest in the launch of new magazines via new alliances forged in 2003. It will add a French brand, *Psychologie*, to its international network, and its Magazine France branch will publish a Spanish brand, *Ohla!*
Hachette Filipacchi Médias is ready to pounce on any improvement in the economy.

PUBLIC

In July 2003, the Magazine France department successfully launched *Public*, a weekly people magazine targeting a younger generation and an increased female readership. Its totally original concept anticipates readers' desires and needs with a people-oriented, funny front section followed by a second part that lists TV programs of particular interest to its readership. The new weekly rounds out HFM's stable of people magazines, a market that it leads. In addition, its takeover of the French edition of *Ohla!* in the first quarter of 2004 will help consolidate Hachette Filipacchi Médias' position in this market.


Le Journal du Dimanche
Voile : la menace radicale
Auto moto
NOUVEAUTÉS
2004-2005-2006
30 PAGES DE SCOOPS


Public
Réveillons
2004 L'horoscope des stars
Jipe Loan
"Notre amour"
1er coup de foudre de l'année
TV


MAXIM

Principal brand names


inside soap
Soap's

A wide range of titles:
News and business press (5), Automobile press (17), Decoration and art-of-living press (41), Women's magazines (88), Children's press (11), Leisure press (33), Men's magazines (12), People press (11), Daily press (13), Television press (10), Travel press (4).

25 ans | PARENTS | ELLE DECOR | LE JOURNAL DE MICKEY | ZURBAN
Home | DONNA | Version femina | pariscope
ENTREVUE | nice-matin | QUO | Red | ELLE à table
GIOIA | TV hebdo | ROAD & TRACK | Ici Paris | BON VOYAGE
DIEZ MINUTOS | PREMIERE | La Provence | GENTE
ELLE | Le Journal du Dimanche | télé 7 jours | nova | MAXIMAL
PARIS MATCH | Woman's Day | tp | MON JARDIN & ma maison
ELLE girl | France Dimanche | CAR AND DRIVER | ELLE DECORATION | PHOTO
OHLA! | Auto moto | Public | Metropolitan Home | isa

HFM's equity ownership in the daily press:
Corse Matin (100%), La Provence (100%), Nice-Matin et Var-Matin (100%), TV Hebdo (100%), Le Journal du Dimanche (60%), Version Femina (50%), Editions Philippe Amaury (Le Parisien, L'Equipe, L'Equipe Magazine) (25%), L'Alsace (20%), La Dépêche du Midi (15%), Le Midi Libre (10%).

Lagardère Media

(Distribution Services)



Hachette Distribution Services,
a subsidiary of Lagardère Media, aims to provide access to a wide range of ideas and cultures. The world leader in press distribution, Hachette Distribution Services operates the top international chain of retail outlets selling communication and cultural leisure products (3,600 stores) under international banner names (Relay, Virgin) and banner stores with a strong local identity (Payot, Le Furet du Nord).

HACHETTE
DISTRIBUTION
SERVICES


RELAY
www.relay.fr

Hachette Distribution Services

In 2003, Hachette Distribution Services continued to expand its retail business. New commercial concepts were tested worldwide and many major concession contracts in transport hubs were renewed in France and throughout the world. Hachette Distribution Services signed new press distribution contracts, particularly in North America, and strengthened its unique expertise as a specialty distributor of communication products.

In 2003, Hachette Distribution Services focused on three major areas of growth: retail outlets serving the needs of travelers, retailing of cultural leisure products and point-of-sale press distribution.

Retail outlets serving the needs of travelers

Hachette Distribution Services is the world's leading provider of retail services to travelers, with such prestigious banners as Relay, Newslink and Aelia. Its business continued to grow in 2003, with new retail outlets opening in airports and train stations in some 14 countries where its banner stores are located. Under the Relay name, Hachette Distribution Services now operates the largest international press store chain, which expands every year. The opening of new Relay outlets in Germany, Canada, Spain, the Czech Republic, Romania and Switzerland boosted the total number of banner stores to more than 1,000 in 2003.

Relay, the leading banner in transport hubs, offers travelers a large and diverse selection of products, including newspapers, magazines, books, candy, telephone cards, souvenirs and service products. The banner has


PRIX
CHOIX
XXL


RELAY




Virgin

spun off into more specialized outlets to better meet the needs of travelers. In France, Belgium and Switzerland, Relay Books, Relay Cafés and Relay Services round out the traditional offering of reading materials with many convenience products and conveniently located services designed for travelers. In airports, Hachette Distribution Services also operates specialty banner stores under the Aelia name in addition to its Newslink outlets in Australia and Singapore and its Relay stores in about 60 international airports.

As France's leading airport retailer, Aelia operates more than 100 points of sale in 11 metropolitan airports. In addition to such franchise stores as Virgin, Christofle and Hermès, Aelia manages its own shops, including Pure & Rare, Beauty Unlimited, French Days, The Gourmet Shop and Cosmopole. In train stations and airports, Hachette Distribution Services also operates music, book and small-electronics stores under the Virgin banner in France, Australia and the United States. In addition, the French banner Découvrir (called Discover in North America and Australia) adds to a growing number of stores that offer tourists products related to the city or region they are visiting.

Retail outlets specializing in communication products

In 2003, Hachette Distribution Services, France's second-leading specialty distributor of communication products, continued to open new outlets under the Virgin Megastore banner, bringing to 44 the total number of cultural multimedia stores. Its VirginMega.fr is the first website offering music downloads from the catalogues of the five major French production companies and independent firms, fully in compliance with copyright laws. The Le Furet du Nord banner in northern France and the Payot Libraire banner in French-speaking Switzerland set the standard in their regions; with 11 stores, the lat-

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PRESS DISTRIBUTION AND NEIGHBOURHOOD STORES

Hachette Distribution Services is the only distributor able to operate in 15 countries at once. Every day, it receives, sorts and delivers millions of copies of national and international titles in Europe, North America and Asia, supplying 50,000 press outlets each day in Europe alone. Its North American subsidiary, Curtis Circulation Company, is the top magazine distributor in America (42% of market share), overseeing a network of independent wholesalers and managing sales of titles to the largest American retail chains. In addition to their press distribution activities, its Belgian and Swiss companies have successfully carried out an innovative conversion to electronic distribution of prepaid telephone cards. Hachette Distribution Services has also strengthened its position in Hungary, Spain and Canada, and operates a network in China, where its Hua Dao subsidiary works with more than 650 wholesalers in the largest cities in China.



ter is currently leading the field with one-third of the book market in its territory.

The world leader in national and import-export press distribution

Supplying retail outlets with newspapers and magazines remains a key function of our press distribution chain. Hachette Distribution Services carries out this activity in 15 countries at once, operating at two levels: national and international.
A world leader in national press distribution, Hachette Distribution Services ranks No. 1 in the United States, French-speaking Switzerland, Spain and Hungary, and also operates in three other countries: China, Poland and Germany. In many countries, Hachette Distribution Services serves chains of neighborhood stores: Lapker in Hungary (13,000 points of sale, including 1,200 integrated stores) and SGEL in Spain (18,000 points of sale). In North America, Curtis Circulation Company has continued to implement new distribution contracts.
Hachette Distribution Services is also a leading company in the international press import-export segment, with operations in 13 countries - Germany, Belgium, Bulgaria, Canada, Spain, the United States, Hungary, the Czech Republic, Romania, Russia, Serbia-Montenegro, Slovakia and Switzerland.

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VIRGIN MEGASTORE CONTINUES TO GROW

Acquired by Lagardère Media three years ago, Virgin Megastore strengthened its market position in 2003. With 33 stores carrying its name in shopping centers and downtown areas, Virgin Megastore has retail outlets worldwide, from the town of Archamps in the Haute-Savoie region of France to Kuwait City in the Middle East.
Forty percent of Virgin customers visit the store at least once per month to share ideas, meet friends and discover new writers and artists. They can choose from more than 100,000 music titles (one in 10 of which is a new import), over 60,000 books and 15,000 videos.
Every year, more than 11 million people visit the Megastores to attend over 100 electro-acoustic concerts and regular autograph sessions. Last year, Virgin hosted various writers and artists including Mary Higgins Clark, Charles Aznavour, Luc Besson, Ethan Hawke, Kio and Muse.
Hachette Distribution Services is currently the second-ranking specialty distributor of communication products in France.




Virgin
MEGASTORE

Major businesses



Multimedia stores

Virgin Megastore

Travel retail

Relay

Aelia

NewsLink

Press distribution

AMP

SGEL

curtis

Lapker

Naville

Regional banner stores

Payot

le furet du nord

Neighborhood stores

BDP Boutique de la Presse

inmedio

Press Shop

City Press

Naville

Lagardère Media

Audiovisual

Lagardere Active,

a Lagardère Media subsidiary, is a major player in television, radio and new media. It operates nine special-interest channels, among them MCM and Canal J, and 17 production companies, including GMT Productions, DEMD Productions, DMLS TV and B3Com. Its radio stations include Europe 1, Europe 2, RFM and 16 stations abroad, and it owns new media companies Plurimedia and Legion, among others. The marketing of all these outlets is handled by Lagardere Active Publicité. Lagardere Active also owns 34% of CanalSatellite and 27.4% of multiThématiques.

lagardere active





Lagardere Active

The company's business environment in 2003 was complicated by a lack of visibility in the advertising market and stiffening competition. However, its responsiveness, adaptability and quality products helped boost its sales over the previous fiscal year.

In 2003, Lagardere Active consolidated its market leadership, strengthened its business portfolio, restructured loss centers and branched out into inventive new product segments.

Interactive radio that "listens to its audience"

Europe 1, Lagardere Active's general-interest radio station, is spinning off the News & Talk concept it created to inform, entertain and solicit the input of listeners, while maintaining its core news programming focus. The exceptional circumstances of the Iraq war showcased the professionalism of the news desk, which pulled out all the stops to keep listeners up to date in real time. The music stations Europe 2, which targets the 15- to 34-year-old demographic, and RFM, which plays contemporary adult music for 25- to 49-year-olds, draw their strength from their close relationship with the public, cemented by talented hosts, special events, Cauet's morning show and *Face à Face*, hosted by Bruno Roblès. They are also experimenting with new ways to keep their audiences loyal, such as SMS messaging and e-mail, and partner concerts, bolstering their drawing power and bringing in special-event advertising. Internationally, Lagardere Active Radio International (LARI) makes the most of the group's radio savvy in seven countries in Eastern Europe, Germany and South Africa. Its 16 radio stations are listened to daily by some 25 million people.

Leading television stations

Lagardere Active operates nine special-interest channels in the areas of music (MCM, MCM TOP, MCM POP, Mezzo and MCM Belgium), children's programming (Canal J and TiJi), daily life (La Chaîne Météo) and news/people (Match TV). Its demonstrated television production know-how has helped make it a leader in the music and children's niches. Three of its channels, iMCM, Canal J and Match TV, were selected by the CSA, France's equivalent of the FCC, to help launch Terrestrial Digital TV in late 2004.

Lagardere Active has 17 audiovisual production companies, which provide non-cable channels with such stock programming as dramas, comedies, documentaries and animation, plus time-sensitive newsmagazine, entertainment and primetime access programming. Audiences respond to the quality of Lagardere Active productions, which earned 30 of the top 100 ratings in



Europe 2
Record historique



RFM
le meilleur musique



5 millions
La meilleure progression de toutes les stations
Europe 1





2003. Its hits included *Julie Lescault, Le Bleu de l'Océan* (a summer mini-series on TF1) and *Joséphine, Ange Gardien*, among others. Lagardere Active remained the top producer of primetime drama and comedy in France (based on the number of hours broadcast) in 2003 and is making headway in the time-sensitive programming niche, moving up from fifth to third place. It owes this surge largely to the newsmagazines *C dans l'Air* and *Ripostes* on France 5 and *20 h 10 Pétantes*, hosted by Stéphane Bern, on



LAGARDERE ACTIVE PUBLICITÉ, THE ADVERTISING BROKER FOR LAGARDERE GROUP'S DIGITAL MEDIA

Lagardere Active Publicité, a versatile advertising specialist, is expert in every aspect of digital advertising. It markets the audiovisual media of Lagardère Media and represents other brand names through its three business centers: radio, television and the Internet. As the leading radio ad broker, Lagardere Active Publicité has the best-targeted lineup of programs for the 13-and-up demographic. Its seven clearly defined stations (Europe 1, Europe 2, RFM, Ouï FM, 107.7 FM, Autoroute Info and Autoroute FM) give advertisers – who also benefit from the marketing efforts of the Les Indépendants consortium – access to both national and international markets.

Lagardere Active Publicité's 30 television channels represent the most potent cable and satellite lineup available for advertisers interested in reaching all media targets. The list includes Canal J, TiJi, MCM, MCM Top, MCM Pop, La Chaîne Météo and Match TV, the AB Groupe channels (including RTL9) and four local TV stations: Télé Lyon Métropole, Clermont 1ère, TV7 Bordeaux and Télé Toulouse.

Lagardere Active Publicité sells space on the top Internet service-provider, service-company and media websites. Its diverse, creative list includes Club-Internet.fr, Europe1.fr, Europe2.fr, Routard.com, LaChaineMeteo.com, CanalJ.net, SeLoger.com and Promovacances.com, among others.

The breadth of LAP's options can help create synergies among the various types of media.



Canal+. The acquisition of M5, which expanded its catalogue to roughly 13,000 hours of programming, prompted a revamping of its distribution business.

An advertising broker with a powerful range of options

Lagardere Active Publicité is France's only multimedia advertising broker (radio, TV, Internet), and is also market leader in radio, with a 23.8% audience share in the 13+ age group (source: Médiamétrie). It is also market leader in theme channels advertising (29.5% audience share). Lagardere Active Publicité consolidated its positions in the highly profitable markets of cable and satellite TV advertising.

The New Media division makes inroads in mobile services

The New Media division got a boost in 2003 when it became a key player in a high-growth sector: the publication and production of mobile services. SMS, MMS, Wap, i-mode, the downloading of ring-tones and logos to customize mobile phones at VirginMega.fr and shared services are all being developed by LAP's Plurimedia subsidiary for telephone companies and the media. Leveraging its experience in interactive technologies, Lagardere Active also debuted the first SMS-interactive channel, Live 1, exclusively on CanalSatellite. Internationally, Lagardere Active is developing voice services, SMS interactive services, WAP and more in Germany (Legion GmbH), Greece (Plurimedia), England (Greenland Interactive) and, since late 2003, the United States (Lagardere Active North America). Lagardere Active also publishes interactive digital content through Hachette Multimédia, France's leading distributor in 2003 of non-game recreational software, thanks in particular to the success of Atout Clic in the educational toys segment.

MCM GROUP CHANNELS

MCM: No. 1 among music-lovers and kids. MCM is the top cable and satellite channel in the 15- to 24-year-old demographic, with 3.7 million subscribers. It is also the top music channel, airing such hits as the TOP 50 with Ness and JDM. Its youth-oriented lineup includes entertainment programs (*CaueTiVi* with Cauet), generation-specific magazines (*Cinemascope* for movies, *Replay* for video games and *Subculture* for extreme sports), cult series (*Spiderman, Dragonball* and *Hartley*) and movies.

– In Belgium, the 100% Belgian channel is broadcast to the entire French-speaking population. It is also No. 1 in the music and 12- to 34-year-old niches, drawing over 410,000 viewers per day.

– MCM.net is the top French Internet music site (550,000 hits).

– *MCM Mag* is the most popular free music monthly (circulation of 100,000, according to OJD) spun off from a television channel.

MCM, the music industry's biggest partner, plays a key role in the lifecycle of recordings, via:

– MCM Top, a channel that exclusively airs videos of best-selling recordings.

– MCM Pop, a channel dedicated to hit and pop videos from the 80s through today.

– Mezzo, the classical/jazz/world music channel, which is No. 1 in Europe, with 10 million subscribers.

(2003 sources: Médiacabsat/SIM/Cybermétrie/OJD)



Principal brand names

Television

MEZZO · MCM La chaîne musicale · La chaîne météo · CANAL SATELLITE

Audiovisual production

JLR Productions · DEMD · Studio International · AUBES Productions · DMLS TV · PRODUCTIONS 22 · Image et Compagnie · telmondis · Phare Ouest · Timoon Animation · akafilms · Léo Productions · B3 com

Audiovisual distribution

LAGARDERE NETWORKS INTERNATIONAL · M5 · EUROPE IMAGES INTERNATIONAL · LAGARDERE IMAGES INTERNATIONAL

Radio in France

Europe 1 · RFM · Europe 2

Advertising broker

lagardere active publicité

International radio

lagardere active radio international · Radio Salü 101,7 · Radio ZET · Europa Plus · 100'5 · 107.8 Antenne AC · Europa FM · Jacaranda 94.2 fm · Rockland Radio

New media

plurimedia · plurimedia spectacles · legion · Greenland Interactive · Live 1 · Hachette · routard.com · Europe 1.fr

2003

(High Technologies)

EADS

In just three years, EADS has become the benchmark in every area of the aerospace industry.
Its A380 sets the new global standard, making EADS the major innovator in the commercial aviation market, where it ranks No. 1 in the world.
The European leader in aeronautics and defense, EADS, employs over 100,000 people at more than 70 production sites. Having benefited from 30 years of partnership experience among its founding members, EADS is now considered a prime example of a successful multinational.

EADS



EADS

2003 was a difficult year for the global economy, particularly for the civil aviation sector. The SARS epidemic, the conflict in Iraq and the significant weakening of the dollar had a considerable impact on our business. Despite these problems, however, EADS not only managed to meet or exceed its objectives, but also to strengthen its position as an industry leader worldwide.

In 2003, EADS continued its strategy of giving priority to the defense sector in order to reduce the impact of business cycles and enhance technological synergies.

This growth objective is supported by major military programs already penciled into its order book: the Eurofighter combat plane, Tigre and NH90 helicopters, and Storm Shadow, Aster, Meteor and Taurus missiles.

In addition, EADS signed other major military contracts in 2003, such as that involving the provision of secure communications services to the British Defence Ministry using the upcoming Skynet5 satellite (Paradigm program). MBDA strengthened its position as European leader by winning a €2.3 billion contract to supply its Aster missile to the British, French and Italian armed forces, and EADS nearly doubled its defense order book (by €20 billion) with the launch of its A400M military transport aircraft program: valued at €45 billion, the latter boosted the group to the No. 2 position in the global defense industry in 2003.

The focus on defense should result in a greater than 50% increase in its share of group sales. Defense sales rose from €6 billion in 2002 to €7.1 billion in 2003 and we should reach our objective of €10 billion by 2005-2006. Defense should eventually represent 30% of EADS sales, as compared to 20% today. In order to make this strategy more transparent, EADS set up a new organization in 2003 by transferring the Military Aircraft business from the Aeronautics division to the new Defense and Communications Systems division. The priority given to defense, however, has not sapped the energy of the group's other businesses.

In 2003, EADS continued its expansion in the global aeronautics and space markets. Airbus reaped the benefits of its technological advances: for the first time, this European aircraft manufacturer surpassed Boeing in the number of deliveries while bolstering its lead in terms of new orders. Furthermore, Eurocopter maintained its position as global leader in the civil helicopter market, accounting for 53% of 2003 deliveries based on value. And the major restructuring of the Space business accelerated with the acquisition of BAE's 25% stake in Astrium. While the latter was the group's major loss center, the division should return to the black in 2004 and fully participate in the group's dynamism by positioning EADS










A380
A380

as the pillar of the European space program. To that end, the signing of the Skynet5 contract and the launch of the Galileo project are extremely promising.

Airbus

With 305 deliveries, Airbus performed slightly better than in 2002 (303 deliveries), but the division profited from its technological domination and for the first time dethroned Boeing, which only delivered 281 airplanes in 2003. EADS' market share stood at 52% in 2003 (65% in terms of revenue). The A380 should provide a further boost to Airbus's lead when the plane enters into service at the beginning of 2006. The program has moved into its manufacturing phase with the production of six sections; final assembly is due to begin in spring 2004 in Toulouse.

THE A380 SOARS LESS THAN ONE YEAR AFTER ITS FIRST FLIGHT

In 2003, the A380 jumbo passenger carrier (555 passengers) began to take shape when the 16 EADS plants that manufacture the plane launched production. When the first cockpits, wings and sections emerged from the German, British, Spanish and French sites, they all headed to Toulouse, France. Waiting for them was an extraordinary plant for a giant plane (80 meters long, 80-meter wingspan, 80 feet high*). The imposing new A380 assembly building (490 meters long by 250 meters wide) was christened 'Jean-Luc Lagardère' in honor of one of the most ardent supporters of the European super jumbo jet. The 10-hectare hall is ready to receive the six huge pieces of this monumental puzzle. The first plane is scheduled to roll off the assembly line at the start of 2005 for an inaugural flight in the spring of the same year. Delivery of the first 129 planes in the order book (34 were added in 2003) will take place in 2006.

* Exact figures: 79.2 m ; 73 m and 24.1 m



Factoring in the increase in R&D expenses, mainly as a result of the A380 program, Airbus posted an EBIT (before amortization of goodwill and exceptional items) of €1,353 million (€1,361 million in 2002), and maintained a pre-R&D operating margin of over 15%.

Military Transport Aircraft division

The official launch of the A400M program in May 2003 boosted the division's order book by €20 billion and opened up significant prospects for growth - particularly in the export market, where the A400M enhances an internationally recognized offering. This is clearly evidenced by the U.S. Coast Guard's choice of the CN-235 as a maritime patrol plane in May 2003. Sales rose by 78% in 2003. At -€30 million, the EBIT represented a clear turnaround from the €80 million loss in 2002.

Aeronautics division

The Aeronautics division no longer includes the Military Aircraft (Eurofighter, Tornado, etc.) business, which was transferred on 1 July 2003. Sales remained stable at €3,803 million (2002 pro forma sales = €3,834), reflecting the growth of the Eurocopter military programs. The order book also grew: Spain ordered 24 Tigre combat helicopters, and Greece committed to 20 NH90 transport helicopters, evidence of the attractiveness of these programs.
The EBIT of €217 million rose by 21% from the 2002 pro forma EBIT of €180 million.

Defense and Security Systems division

Since 1 July 2003, this division has encompassed the missile, defense electronics, military aircraft and telecommunications businesses, creating a strong unit of 24,000 employees capable of more efficiently

THE A400M PROPELS EADS TO THE TOP OF THE DEFENSE INDUSTRY

With the official launch of the A400M military transport aircraft program, EADS recorded the largest defense order in its history, valued at €20 billion. The contract, signed in late May 2003 by Airbus Military and OCCAR (the organization for joint cooperation in armaments) and representing France, Germany, Spain, Turkey, Belgium, Luxembourg and Great Britain, was a major achievement for EADS. The group's Defense order book doubled, rising to more than €40 billion. As a result, EADS is now the second-leading multinational in the global defense industry. This order will generate about €2 billion in sales during 2003-2005. This revenue will help EADS reach its goal of boosting Defense's share of sales to 30% - especially since this first domestic order opens up excellent prospects for the future, including the replacement of the large, aging fleet of C-130s currently in service. The A400M could generate export sales of more than 200 planes over the next 20 years because the market simply does not offer any other plane equipped with such advanced technology.





responding to customer needs for effective defense solutions and integrated security systems. The two-year restructuring and integration effort bore fruit in 2003. The division recorded a better-than-expected EBIT of €171 million (€122 million in 2002) on sales of €5,165 million. Eurofighter achieved its first export success with Austria's order for 18 planes. MBDA signed a contract with OCCAR (the organization for joint cooperation in armaments) for the provision of 1,400 Aster missiles to the British, French and Italian armed forces; MBDA's share is €2.3 billion.

The division's order book now represents more than three years' worth of work.

Space division

A number of signs point to a bright future for this division, including the launch of the first phase of the European Galileo Satellite Navigation Program, for which EADS is acting as prime contractor, and the signing of a commitment with Arianespace: EADS has been named the primary contractor for the delivery of 30 Ariane launchers, a deal worth €3 billion.

In 2003, EADS maintained its strong commercial position despite a soft market for civil telecommunications satellites.

Ariane won eight commercial launch projects out of 16 contracts signed worldwide in 2003. In the military sector, Paradigm, a wholly owned subsidiary of EADS, signed a €2.5 billion contract with the British Defence Ministry to provide secure communications services via Skynet5 satellites.

Sales amounted to €2,424 million in 2003, a 9% increase over 2002.

Substantial provisions for restructuring costs had a strong impact on profitability in 2003. The division posted an operating loss of €400 million in 2003 (- €268 million in 2002). In early 2003, EADS acquired the 25% stake in Astrium held by BAE Systems. This acquisition is facilitating the restructuring of Astrium, which is now organized into centers of expertise. The division is expected to return to the black in 2004.



Trend chart 2003

Lagardère
Lagardère Media
Books
Magazines
Distribution Services
Audiovisual
High Technologies

Lagardère 2003





Group consolidated revenues remained stable at €12,454 million.

- *Lagardère Media revenue grew 2.1% on a like-for-like basis.*
- *EADS' net revenues up 3.9% to €4,510 million.*

Sales, in millions of euros



14,000
13,600
13,200
12,800
12,400
12,000
12,285
12,192
13,295
13,216
12,454
1999
2000
2001
2002
2003

Operating income, in millions of euros*



700
640
580
520
460
400
520
572
514
440
671
1999
2000
2001
2002
2003

Net income as a share of group income, in millions of euros*



700
500
300
100
0
-100
-300
241
581
616
-291
334
1999
2000
2001
2002
2003

* Table figures account for Other Activities.

In the tables on pages 58 and 59, Matra Automobile (excluding the Spare Parts business) was deconsolidated effective 1 January.

Breakdown of sales
by geographical area, as a %


26.7
European Union
8.6
Other European countries
21,4
USA and Canada
31.9
France
11.4
Other

Breakdown of sales
by pole, as a %


36.2
High Technologies
63.8
Médias

Consolidated cash flow,
in millions of euros*


800
340
0
-120
-580
-1,040
-1,500
717
322
219
-1,394
- 882
1999
2000
2001
2002
2003

Change in staffing levels*


50,000
48,400
46,800
45,200
43,600
42,000
49,285
46,337
45,826
43,902
43,009
1999
2000
2001
2002
2003

As of December 31, 2003, net debt stood at €882 million including borrowings for the acquisition of Editis, financed at the end of December, 2002 in the amount of €1.2 billion. Based on €4,136 million of shareholders' equity, the Group's gearing decreased to a rate of 21.3% from 45.3% as of June 30, 2003.

Lagardère 2003





Consolidated balance sheet in millions of euros

	2002				2003		
	Non Auto and EADS	Auto	EADS 15.07%	Lagardère Group	Non EADS	EADS 15.04%	Lagardère Group
Fixed assets	6,983	118	2,830	9,931	6,577	2,869	9,446
Current assets	3,334	460	4,445	8,239	3,631	4,880	8,511
of which marketable securities and cash	*1,193*	*307*	*943*	*2,443*	*1,436*	*1,214*	*2,650*
TOTAL ASSETS	10,317	578	7,275	18,170	10,208	7,749	17 957
Stockholders' equity and permanent funds	3,377	–	953	4,330	3,407	1,145	4,552
Reserves for risks and charges	996	203	1,162	2,361	996	1,205	2,201
Deferred liability*	3,359	15	750	4,124	3,102	717	3,819
Current liabilities	2,585	360	4,410	7,355	2,703	4,682	7,385
TOTAL LIABILITIES	10,317	578	7,275	18,170	10,208	7,749	17,957

* Included TSDI 1992.

→ Consolidated income statements in millions of euros

	2002				2003		
	Non Auto and EADS	Auto	EADS 15.07%	Lagardère Group	Non EADS	EADS 15.04%	Lagardère Group
Sales	8,095	782	4,339	13,216	7,944	4,510	12,454
Operating income	370	7	63	440	439	232	671
Non-operating expenses	(339)	37	(29)	(331)	62	(20)	42
Operating income after interest	31	44	34	109	501	212	713
Profit and loss on extraordinary activities	(77)	(273)	(21)	(371)	(30)	(49)	(79)
Others	21	-	(46)	(25)	(197)	(79)	(276)
Net income - total	(25)	(229)	(33)	(287)	274	84	358
Minority interests	(9)	-	4	(4)	(11)	(13)	(24)
Net income - Group earnings	(33)	(229)	(29)	(291)	263	71	334

Group Net Income increased sharply to €334 million (compared with a loss of €291 million in 2002). Excluding EADS, net income for Lagardère in 2003 was €263 million, up from a loss of €262 million for the previous fiscal year. On a like-for-like basis, i.e. after neutralizing the non-recurring impacts of Matra Automobile and T-Online *(depreciation and capital gains tax accrual adjustments)*, as well as intangible asset depreciations, adjusted net income amounted to €215 million vs. €188 million in 2002.

Lagardère 2003





Changes in share price since the beginning of 2003



€
Points
53
48
43
38
33
28
4,600
3,950
3,300
2,650
2,000
CAC 40
Lagardère
Source: GL Multimédia
Jan 03
Feb 03
Mar 03
April 03
May 03
June 03
July 03
Aug 03
Sept 03
Oct 03
Nov 03
Dec 03
Jan 04
Feb 04
Mar 04

Changes in share ten-years trends (1994-2004)



€
Points
115
92
69
46
23
0
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
CAC 40
Lagardère
Source: Fininfo
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

Per share data in euros

	1999		2000		2001		2002		2003	
	Not diluted	Diluted (1)	Not diluted	Diluted (1)	Not diluted	Diluted (2)	Not diluted	Diluted (2)	Not diluted	Diluted (2)
Consolidated net income Group earnings per share	2.00	1.91	4.51	4.30	4.59	4.41	(2.16)	(2.16)	2.47	2.42
Net assets per share	19.27	18.37	28.80	27.46	30.63	29.08	27.32	27.31	28.75	28.86
Cash flow per share	5.15	4.91	5.40	5.15	4.26	4.04	4.41	4.34	6.02	5.88
Market price at Dec. 31	54.00		61.80		47.00		38.71		45.77	
Dividend	0.78		0.78		0.82		0.82		0.90 (3)	

(1) Including new shares that may be created as a result of share subscription warrants, stock options and convertible bonds.
(2) Including new shares that may be created as a result of stock options.
(3) Proposed dividend to be approved by the Annual General Meeting on May 11, 2004.

Per-share dividend


1.00
0.94
0.88
0.82
0.76
0.70
0.78
0.78
0.82
0.82
0.90*
1999
2000
2001
2002
2003

* Proposed dividend to be approved by the Annual General Meeting on May 11, 2004.

Shareholder information

If you are a shareholder: the Lagardère website provides all relevant group financial information:

- Stock quotes.
- Regularly updated group financial and operational information.
- Group agenda.
- Direct video retransmission of finance-related events.
- All of the group news in real time.
- Practical information to enhance your experience as a Lagardère group shareholder.
- And much more...

Join us at www.lagardere.com/finance

Lagardère Media 2003





ELAY
Media





• Lagardère Media posted operating income of €427 million, up 11% over 2002, representing an operating margin of 5.4%, up from 4.8%.

Contribution to sales, in millions of euros



8,500
8,000
7,500
7,000
6,500
6,000
6,873
7,203
7,668
8,095
7,944
1999
2000
2001
2002
2003

Contribution to operating income, in millions of euros



450
400
350
300
250
200
282
323
353
385
427
1999
2000
2001
2002
2003

Contribution to net income*, in millions of euros



750
600
450
300
150
0
240
674
34
37
334
1999
2000
2001
2002
2003

* Before minority interests and intangible-asset depreciation.

Breakdown of sales by geographical area, as a %


25.6
European Union
9.7
Other
European countries
43.3
France
18.5
USA and Canada
2.9
Others

Breakdown of sales by division, as a %


7.3
Audiovisual
12.1
Books
54.5
Distribution Services
26.1
Magazines

Change in staffing levels


30,000
28,000
26,000
24,000
22,000
20,000
28,500
26,884
27,521
26,949
26,239
1999
2000
2001
2002
2003

> **In contrasting markets, the net improvement in Lagardère Media's operating margin underlines the quality of its business lines (leading market positions, strong international presence, balance between cyclical and non-cyclical businesses), and fosters continuation of the Group's cost reduction and accelerated growth plan.**

Hachette Livre 2003


Books

Breakdown of sales by geographical area, as a %


3.1
USA and Canada
27
European Union
65.1
France
3.5
Others
1.3
Other
European countries

Contribution to sales, in millions of euros


1,100
1,000
900
800
700
600
822
830
846
950
959
1999
2000
2001
2002
2003

Contribution to operating income, in millions of euros


120
96
72
48
24
0
52
58
65
91
107
1999
2000
2001
2002
2003

Contribution to net income*, in millions of euros


100
80
60
40
20
0
31
36
40
60
78
1999
2000
2001
2002
2003

* Before minority interests and intangible-asset depreciation.

Change in staffing levels


4,500
3,600
2,700
1,800
900
0
3,574
3,399
3,399
3,749
3,720
1999
2000
2001
2002
2003

Hachette Livre again turned in an excellent performance in virtually all publishing segments. Operating income was up sharply, enabling the division to achieve an operating margin of 11.1% (compared with 9.6% in 2002).

Established in 30 countries worldwide via various businesses, Hachette Livre employs 2,400 people in France and 1,300 abroad. The company published 1,943 new Literature titles in 2003, and is also the leader in France's Education market, with 1,125 new titles published yearly. Hachette Tourisme is the leading French publisher of travel guides, while Livre de Poche dominates its market, boasting a catalogue of 4,500 titles.

Hachette Filipacchi Médias 2003



Magazines

Breakdown of sales by geographical area, as a %



2.5
Other European countries
21.3
USA and Canada
20.5
European Union
48.0
France
7.7
Others

Contribution to sales, in millions of euros



2,500
2,400
2,300
2,200
2,100
2,000
2,270
2,439
2,336
2,113
2,072
1999
2000
2001
2002
2003

Contribution to operating income, in millions of euros



250
230
210
190
170
150
186
213
203
192
201
1999
2000
2001
2002
2003

Contribution to net income*, in millions of euros



150
120
90
60
30
0
135
121
97
77
106
1999
2000
2001
2002
2003

* Before minority interests and intangible-asset depreciation.

Change in staffing levels



10,000
8,000
6,000
4,000
2,000
0
8,900
8,584
7,588
7,854
7,723
1999
2000
2001
2002
2003

In an advertising environment that remained volatile during fiscal year 2003, Hachette Filipacchi Médias improved its operating income and again its margin (9.7% versus 9.1% in 2002).

Hachette Filipacchi Médias is the world's leading magazine publisher, with 245 titles, including 189 international publications. It ranks No. 4 in the United States; No. 1 in Spain; No. 3 in Italy, No. 6 in the U.K.; Hachette Filipacchi Médias is the leading foreign publisher in the United Sates, Spain, Italy, Japan and mainland China.

Hachette Distribution Services 2003


ELAY

Breakdown of sales by geographical area, as a %


0.7
Others
22.9
USA and Canada
29.9
European Union
31.1
France
15.4
Other European countries

Contribution to sales, in millions of euros


5,000
4,500
4,000
3,500
3,000
2,500
2,959
3,294
3,853
4,464
4,333
1999
2000
2001
2002
2003

Contribution to operating income, in millions of euros


100
80
60
40
20
0
48
61
81
88
92
1999
2000
2001
2002
2003

Contribution to net income*, in millions of euros


100
80
60
40
20
0
39
42
68
57
63
1999
2000
2001
2002
2003

* Before minority interests and intangible-asset depreciation.

Change in staffing levels


15,000
13,000
11,000
9,000
7,000
5,000
12,320
12,918
14,058
13,155
12,603
1999
2000
2001
2002
2003

Hachette Distribution Services grew its operating income 4.2%, despite a particularly difficult economic environment (an economic slowdown, war in Iraq, SARS leading to a significant drop in air traffic and tourism) and in spite of the development cost of the Virgin Megastore network in France.

Hachette Distribution Services is a unique network comprising 3,600 stores worldwide. Relay: over 1,000 stores in 12 countries and one million customers daily. Virgin Megastore: No. 2 cultural multimedia store chain in France. Hachette Distribution Services: No. 1 distributor of international publications in Germany, Belgium, Canada, Spain, Hungary and the Czech Republic.

Lagardere Active 2003



Breakdown of sales by geographical area, as a %


81.8
France
7.2
Other
European countries
0.9
USA and Canada
9.4
European Union
0.7
Others

Contribution to sales, in millions of euros


1,000
900
800
700
600
500
822
640
633
568
580
1999
2000
2001
2002
2003

Contribution to operating income, in millions of euros


30
22
14
6
0
-2
-10
-4
-9
4
14
27
1999
2000
2001
2002
2003

Contribution to net income*, in millions of euros


500
360
220
80
0
-60
-200
35
475
-171
-157
87
1999
2000
2001
2002
2003

* Before minority interests and intangible-asset depreciation.

Change in staffing levels


5,000
4,000
3,000
2,000
1,000
0
3,706
1,983
2,476
2,191
2,193
1999
2000
2001
2002
2003

Lagardere Active continued to improve due to the good performance of the "Television" businesses, particularly TV production, and a firm "Radio" advertising market during the second half of 2003. Furthermore, losses from Lagardere Active Broadband (digital businesses excluding "Radio" and "Television") were reduced once again.

Canal J: No. 3 specialty TV channel and leading cable and satellite youth channel. MCM: leading specialty TV channel for the 15-24 age group and No. 1 music channel in France. Europe 1: five million listeners. Europe 2: three million listeners. RFM: two million listeners. Lagardere Active Radio International: 16 radio stations in seven countries worldwide, and over 25 million daily listeners.

High Technologies 2003



Contribution to sales, in millions of euros


5,000
4,700
4,400
4,100
3,800
3,500
4,257
3,806
4,486
4,339
4,510
1999
2000
2001
2002
2003

Contribution to operating income, in millions of euros


250
210
170
130
90
50
158
166
104
63
232
1999
2000
2001
2002
2003

Contribution to net income*, in millions of euros


550
440
330
220
110
0
60
17
508
26
129
1999
2000
2001
2002
2003

* Before minority interests and intangible-asset depreciation.

Change in staffing levels


18,000
17,000
16,000
15,000
14,000
13,000
17,287
13,459
15,358
15,665
16,409
1999
2000
2001
2002
2003

The EADS group is included in the consolidated financial statements of Lagardère using the proportional method of consolidation, based on Lagardère's interest of 15.07% in 2003. For the purposes of the consolidation, EADS' consolidated financial statements are restated in accordance with the French accounting methods used by the Lagardère group.

- €30,100* million in stable sales compared to 2002, up 6%* (based on a constant dollar exchange rate) and in line with objectives.
- EBIT (earnings before interest and taxes) – before amortization of goodwill and extraordinary provisions – of €1,543* million, exceeding the objective and up 8%* compared to 2002.
- €61,100* million in orders, again exceeding total revenue due to major contracts in the Defense sector and to a strong market position in the Commercial Aviation sector.
- Positive net cash flow, standing at €3,100* million as of the end of 2003, greatly exceeds objectives due to the success of cost-reduction plans.
- Solid order book, standing at €179,300* million and representing nearly six years' worth of business and, in particular, an increase in the number of military orders, which doubled, rising from €22,000 million to €46,000* million.

* Figures provided by EADS.

EADS' contribution to Lagardère's consolidated operating income increased sharply to €232 million (up from €63 million in 2002), due to the improvement in its profitability -specifically due to growth both in volume and profitability of the military businesses-, and to the appreciation in the average dollar hedge rate. In fact, 2001, 2002 and the first half of 2003 operating income was negatively affected by earlier currency exchange hedging at very unfavorable rates.

Contacts



Lagardère SCA

French limited partnership with shares
with capital stock of € 851 664 913,90
divided into 139 617 199 shares
at € 6,10 par value each

Head office:
4, rue de Presbourg
75116 Paris
Tel. 33 (0) 1 40 69 16 00
320 366 446 RCS Paris

www.lagardere.com

Hachette Livre
43, quai de Grenelle
75905 Paris Cedex 15
Tel. +33 (0) 1 43 92 30 00

Hachette Filipacchi Médias
149, rue Anatole-France
92534 Levallois-Perret Cedex
Tel. +33 (0) 1 41 34 60 00

Hachette Distribution Services
2, rue Lord-Byron
75008 Paris
Tel. +33 (0) 1 42 99 07 00

**Lagar
dère Media**
4, rue de Presbourg
75116 Paris
Tel. +33 (0) 1 40 69 16 00

www.lagardere.com

Lagardere Active
121, avenue de Malakoff
75216 Paris Cedex 16
Tel. +33 (0) 1 40 69 16 00

Broadcast
32, rue François-Ier
75008 Paris
Tel. +33 (0) 1 47 23 13 00

Broadband
11, rue de Cambrai
75927 Paris Cedex 19
Tel. +33 (0) 1 55 35 75 75

EADS
37, boulevard de Montmorency
75016 Paris
Tel. +33 (0) 1 42 24 24 24

Interim report

First half 2003



2003

Lagardère

➔ Review of operations

Lagardère is a media group with a strategic shareholding in EADS N.V. (European Aeronautic Defence and Space Company – EADS).

In the field of the Media, Lagardère Group's ambition is to capitalize on its major advantages – international presence, strong brand names (Elle, Première, Paris Match, Europe 1, Hachette, Virgin, Canal J), control of content publishing (book publishing, film & TV production and new media), and world leadership in the businesses of consumer magazines and distribution of cultural/entertainment products and services – in order to consolidate its presence and performance in all the major sectors related to the publishing and distribution of high quality contents.

Lagardère's media division aims to continue to achieve growth by concentrating on two major lines of strategy: actively expand its international presence, particularly in Europe, the United States and Japan, and conquer leading positions with the Group's flagship themes – women, education, youth, and travel. Furthermore, Lagardère still feels that becoming a major player in television would be a considerable source of value and will therefore give careful, thorough consideration to any opportunities that could contribute to achieving this aim.

On December 3, 2002, a firm sale agreement was signed between the Natexis Banques Populaires group and Lagardère, which indirectly enables Lagardère to acquire Vivendi Universal Publishing's assets, once the European Competition Authorities issue their opinion on the transaction and at no cost to Natexis Banques Populaires.

On April 14, 2003, Lagardère filed this acquisition proposal with the said competition authorities prior to its review by the competent department of the European Commission, in compliance with EC regulation on the control of concentrations of undertakings.

On June 5, 2003, the European Commission decided that Lagardère's proposal required further investigation on its part, and – in a response to France's request of May 14, 2003 that the file be returned to Paris – it announced on July 23, 2003 that it would personally deal with all aspects of the proposal.

In principle, the European Commission has until January 13, 2004 to state its position on Lagardère's proposed acquisition of the assets of Vivendi Publishing.

In the High Technologies business, the grouping of national players (contribution of Matra Hautes Technologies to Aerospatiale), followed by European players (merger of Aerospatiale Matra's activities with those of the German group DASA and the Spanish group CASA, forming EADS N.V.) has created a situation of exemplary European integration.

This also resulted in considerable increases in the business volumes of the newly organized group and in significant savings derived from the synergies thus generated. As a result, with annual sales of around € 30 billion, EADS is one of the three largest aeronautics and defense groups in the world, providing Europe with the capacity to compete with the United States. The extensive reach of the three partners' combined business activities provides EADS with the capacity to compete effectively with Boeing (civil aviation), Lockheed Martin (military aviation) and Raytheon (missile systems).

When it became obvious that the Avantime was a commercial failure, Matra Automobile decided in February 2003 to stop production. It was Renault's decision, taken back in 1996, to switch production of the 4th generation Espace to its own plant at Sandouville, taking it away from Romorantin, that led the traditional partners to launch the Avantime together – an evidence of their common determination to keep the Romorantin plant in production. Thus, Matra Automobile will no longer manufacture automobiles, but it will continue to fulfill its contractual obligations with respect to Espace and Avantime customers.

The negotiations announced in June between Lagardère SCA and Pininfarina S.p.a. concerning the sale of Matra-Automobile's engineering, testing, pre-projects and prototypes activities reached a successful conclusion in August 2003.

This sale is subject to the usual authorizations, and is a concrete expression of Lagardère Group's strategic decision to withdraw from the automotive segment. It ensures for the employees of the Matra Automobile design office, testing center and the design subsidiary D3 a long term future within one of the leading worldwide automotive engineering specialists, by valuing their skills.

CONSOLIDATED RESULTS

The Automobile business segment has been deconsolidated as of January 1, 2003, and the estimated costs of the Group's withdrawal were provided for at December 31, 2002. The consolidated results published for the periods ended December 31, 2002 and June 30, 2002 are indicated in the table below, together with the corresponding figures for the same periods as restated to exclude this segment's results.

Compared with the restated amounts for the first half of 2002, Lagardère's business activities in the first half of 2003 recorded a 2.1% fall in sales and a 26.5% increase in operating income, which rose from € 181 million to € 229 million.

Summarized consolidated income statements are as follows:

(in millions of euros)	First half 2003	First half 2002 Restated	Year 2002 Restated	First half 2002 Published	Year 2002 Published
Sales	**5,802**	*5,925*	*12,434*	**6,475**	*13,216*
Operating income	**229**	*181*	*432*	**208**	*440*
Interest expense, net	**(31)**	*(188)*	*(368)*	**(183)**	*(331)*
Operating income (loss) after interest	**198**	*(7)*	*64*	**25**	*109*
Non-operating loss	**(16)**	*(4)*	*(98)*	**(9)**	*(371)*
Other items (including corporate income tax)	**(101)**	*94*	*(24)*	**87**	*(25)*
Net income (loss) before minority interests	**81**	*83*	*(58)*	**103**	*(287)*
Net income	**74**	*84*	*(62)*	**104**	*(291)*

Operations of the Group's main business segments are analyzed below.


Media

Summarized income statements of the Lagardère Media segment are as follows:

(in millions of euros)	First half 2003	First half 2002	Year 2002
Net sales	**3,861**	*3,906*	*8,095*
Operating income	**172**	*143*	*385*
Interest expense, net	**(28)**	*(175)*	*(363)*
Operating income (loss) after interest	**144**	*(32)*	*22*
*Non-operating expenses, net**	**(5)**	*(22)*	*(53)*
Net income from companies accounted for by the equity method	**23**	*13*	*15*
Net income (loss) before tax	**162**	*(41)*	*(16)*

* Excluding exceptional write-downs of intangible assets

Lagardère Media comprises the Book Publishing, Print Media, Distribution Services and Lagardere Active divisions.

In a global context marked by the hesitation of the advertising market during the war in Iraq, and by a 19% fall in the average value of the dollar compared to the first half of 2002, sales for the first half of 2003 fell slightly (1.1%). Excluding the effects of changes in group structure and of exchange rate fluctuations, sales were up 4.3%, with a more noticeable rise for Hachette Livre and Lagardere Active. This sustained level of increase was achieved by virtue of a balance between cyclical and non-cyclical activities, the strengthening of leading competitive positions, and widely diversified international expansion.

Operating income totaled € 172 million, up 20.7% over the first half of 2002 before recording changes in group structure and exchange rates.

This increase can be broken down as follows:

• In Book Publishing, where half-yearly results are relatively meaningless given the seasonal nature of the business, Hachette Livre recorded a € 17.7 million increase in operating income during the first half of 2003 as a result of satisfactory levels of business in the United Kingdom, distribution in France and part-works in general.

• Despite a very poor advertising context during the second quarter of 2003, particularly in the United States, and unfavorable exchange rates, Hachette Filipacchi Médias recorded a 3.3% increase in operating income for the first half of 2003 compared to first-half 2002. Strong increases were recorded in both Magazines and Regional daily press in France, but also in Spain and the United Kingdom.

• Hachette Distribution Services registered a 7.1% increase in operating income. The high performance levels achieved in Spain, Belgium, Hungary and Poland offset the negative impact of reduced traffic at airports and of the labor strikes which penalized press retail operations in France during May and June 2003.

• Within the Lagardere Active division, operating income rose by € 6.6 million, reflecting a sustained level of advertising revenue and the profitability of Lagardere Active Broadcast as well as a drive to reduce costs at Lagardere Active Broadband.

Net interest expenses amounted to € 28 million in the first half of 2003, a reduction of € 147 million compared to the first half of 2002.

In the first half of 2002, this heading included a € 132 million allowance to write down the investment in T-Online, thus valued at € 7.85 per share. In the second half of 2002, an additional allowance of € 146 million was established to write down those shares to their December 2002 market price, i.e. € 5.76 each. In view of the stock's volatility, this valuation was unchanged at June 30, 2003. The market price of T-Online shares on that date was € 9, resulting in an unrealized capital gain of € 226 million before tax owing to the fact that allowances recorded in prior periods were maintained.

Excluding the allowances recorded in 2002, net interest expenses were reduced primarily as a result of the fall in interest rates.

A non-operating loss of € 5 million was recorded in the first half of 2003, compared to € 22 million for first-half 2002 and € 53 million for the year ended December 31, 2002 when it mainly included restructuring charges incurred under the plan to boost growth and profitability, and the costs of closing-down certain operations (principally at Lagardere Active).

Income from companies accounted for by the equity method improved following increases in results in the Print Media division and at multiThématiques and Canal Satellite.





→ High Technologies

Since July 1, 2000, EADS' contribution to Lagardère's results has been consolidated using the proportional method, based on the interest held by Lagardère in the EADS group. For the first half of 2003, this percentage interest is 15.07%, compared to 15.10% for the year 2002; it was diluted as a result of a share capital increase reserved for EADS' employees which took place in December 2002.
Summarized income statements before recording the effect of changes in group structure are as follows:

EADS comprises: Airbus, Aeronautics, Military Transport Aircraft, Space, and Defense and Civil Systems

(in millions of euros)	First half 2003	First half 2002	Year 2002
Net sales	**1,941**	**2,019**	*4,339*
Operating income	**66**	**50**	*63*
Interest expense, net	**(16)**	**(27)**	*(29)*
Operating income after interest	**50**	**23**	*34*
*Non-operating income (expenses) **	**(15)**	**7**	*(8)*
Net income from companies accounted for by the equity method	**10**	**8**	*20*
Net income before tax	**45**	**38**	*46*

** Excluding exceptional write-down of goodwill.*

The consolidated financial statements of EADS were restated in accordance with accounting methods used in the previous periods, in order to conform to the French accounting standards applied by Lagardère Group. Foreign currency transactions were translated using the rates of exchange at which the corresponding cash flows had been hedged. Accordingly, fair value adjustments recorded by EADS on certain of its foreign exchange hedging instruments were eliminated. Value adjustments made by EADS in respect of the contributions received from Aerospatiale Matra and Dasa were also eliminated, so that these contributions were included in Lagardère's consolidated financial statements at historical cost.

The table below shows a comparison between EADS' published results and the restated amounts included in Lagardère's consolidated financial statements for the first half of 2003.

(in millions of euros)	15.07% of EADS' Published results	Restatements	Amounts consolidated by Lagardère
Net sales	**1,968**	**(27)**	*1,941*
Operating income	**78**	**(12)**	*66*
Interest expense, net	**(16)**	**0**	*(16)*
Operating income after interest	**62**	**(12)**	*50*
Non-operating expenses, net	**(15)**	**0**	*(15)*
Net income from companies accounted for by the equity method	**8**	**2**	*10*
Net income before tax	**55**	**(10)**	*45*

OPERATIONS

EADS' contribution to consolidated sales was € 1,941 million, slightly down on the figure of € 2,019 million for the first half of 2002.

This is the result of a difficult first half for Airbus, where the fall in sales was only partially offset by the good performance of the other divisions in the group. As Airbus raises its invoices in dollars, it was particularly badly hit by the unfavorable exchange rate. In addition, deliveries of aircraft slowed down compared to the first half of 2002 (149 aircraft delivered in the first half of 2003 compared to 160 for the same period the previous year), which nonetheless constitutes a remarkable performance given the continuing crisis in air transport. The drop in deliveries was also, however, partially offset by the positive effect on aircraft sales of the variety of models on offer.

The other divisions in the group all achieved sales that, at end June 2003, were larger than in the first half of 2002.
Military Transport Aircraft, where the revenue generated by the A400M has not yet been taken into account, benefited from the good performance of derivative military activities. Aeronautics (the new structure, that is to say, excluding military aircraft) is in line with the pro forma sales recorded in the first half of 2002.
Following the acquisition of the 25% interest held by BAe Systems, the Space division included 100% of Astrium for the first time (positive contribution to Lagardère of € 25 million). Lastly, the Defense and Security Systems division (in its new form, which includes military aircraft) experienced sales growth stimulated by the increasing maturity of defense programs such as the Eurofighter combat aircraft and the Aster and Storm Shadow missiles.
The global order book showed a marked increase over December 2002, mainly due to the recent successes in civil aviation and defense. Among the main commercial successes feature the orders for airbus placed by JetBlue Airways and Emirates Airlines for 65 and 41 aircraft (including 21 A380s), respectively, as well as the signing of a contract for 180 A400M aircraft worth a total € 19.7 billion.
The forecasts are also highly satisfactory. In the Defense division, EADS was shortlisted for the United Kingdom's GBAD – Ground Based Air Defense – program, involving the design of a new ground-to-air defense control system. In the second half of 2003, there is a good possibility that the Austrian order for Eurofighter will be signed, and the same goes for the Skynet 5 project (secure satellite telecommunications systems for the British Ministry of Defence).
In the Space division, an agreement was signed involving € 3 billion, representing a commitment to order 30 Ariane rocket launchers. The division will also benefit from the launch of the Galileo program. For the moment, none of these elements is included in the order book.
Airbus, for its part, booked 199 orders (before cancellations) during the first half of 2003, compared to 107 the previous year (before cancellations), despite the continuing difficulties facing the airlines. At the end of June 2003, the order book stood at 1,531 commercial aircraft (not including the A400M), which is twelve aircraft more than at the end of June 2002.
In the first half of 2003, EADS reported earnings before interest and tax (EBIT) of € 592 million (compared to € 775 million in the corresponding period of 2002) mainly as a result of both increased research and development costs, particularly for the A380, and difficult market conditions in civil aeronautics and space.
However, owing to the significantly lower impact of restatements made by Lagardère in respect of EADS' foreign currency transaction hedging instruments (€ - 156 million at June 30, 2003, compared to € - 434 million at June 30, 2002), EADS contributed € 66 million to Lagardère's consolidated operating income for the first half of 2003, compared with € 50 million in the first six months of 2002.
Non-operating expenses principally comprise provisions for restructuring costs, mostly in connection with the cost reduction program launched in the Space division. At June 30, 2002, non-operating income included the gain realized by Airbus on the sale of its long-term investment in Aircelle.
Net income from companies accounted for by the equity method again arose mainly from Dassault Aviation's contribution.



Other Activities

Other Activities include interest expenses for borrowings obtained by the Group and not directly related to business activities, the operating costs of holding companies, and the results of companies not attached to any of the Group's business segments, principally Banque Arjil.

Operating results recorded by Other Activities improved in the first half of 2003 primarily because Banque Arjil reached break even point, compared to a € 3 million loss in first-half 2002.
Net interest expenses were slightly reduced as a result of the fall in interest rates on borrowings.
Non-operating expenses for the first half of 2003 principally include the gain realized on the sale of all of the shares held in Renault at December 31, 2002 (€ 40 million), offset by provisions for risks associated with the Group's withdrawal from the Automobile business (€ 40 million), leaving the costs of withdrawing from the Automobile business unchanged compared to December 31, 2002.
Net income before tax for Other Activities therefore amounted to € 6 million.

Summary of consolidated results

Contributions of the Group's main business segments and of Other Activities to consolidated income before tax, amortization and write-downs of intangible assets, and minority interests were as follows:

(in millions of euros)	First half 2003	First half 2002 Restated	Year 2002 Restated	First half 2002 Published	Year 2002 Published
Lagardère Media	**162**	*(41)*	*(16)*	**(41)**	*(16)*
EADS	**45**	*38*	*46*	**38**	*46*
Automobile	-	-	-	**26**	*(229)*
Total income (loss) of business segments	**207**	*(3)*	*30*	**23**	*(199)*
Other Activities	**6**	*8*	*(9)*	**8**	*(9)*
Income (loss) before tax, amortization and write-downs of intangible assets, and minority interests	**213**	*5*	*21*	**31**	*(208)*

After income tax, amortization and write-downs of intangible assets, and minority interests, net income was as follows:

(in millions of euros)	First half 2003	First half 2002 Restated	Year 2002 Restated	First half 2002 Published	Year 2002 Published
Income (loss) before tax, amortization and write-downs of intangible assets, and minority interests	**213**	*5*	*21*	**31**	*(208)*
Income tax	**(69)**	*139*	*143*	**133**	*143*
Amortization and write-down of goodwill and other intangibles	**(63)**	*(61)*	*(222)*	**(61)**	*(222)*
Net income (loss) before minority interests	**81**	*83*	*(58)*	**103**	*(287)*
Minority interests	**(7)**	*1*	*(4)*	**1**	*(4)*
Net income (loss)	**74**	*84*	*(62)*	**104**	*(291)*

• The consolidated income tax charge totaled € 69 million for the first half of 2003. An income tax gain was recorded in the first six months of 2002 and in the year 2002 following the release of the provision for taxes to be paid in future periods on the capital gain realized on the exchange of Club-Internet for the investment in T-Online in April 2000. This release included € 139 million resulting from the recalculation of the provision using the reduced tax rate applicable to long-term capital gains (20.2%), whereas it was initially recorded at the normal corporate income tax rate (36.43%).
• Amortization and write-downs of intangible assets totaled € 63 million in the first half of 2003, a € 2 million increase over the first half of 2002. This increase is attributable to exceptional write-downs recorded by Lagardère Media. In 2002, exceptional write-downs were recorded in the second half of the year for a total amount of € 98 million, of which € 14 million came from the EADS group and € 68 million concerned the investment held in multiThématiques.
• For the six months ended June 30, 2003, net income attributable to minority interests was € 7 million, all in the Lagardère Media business segment.

Outlook

At the end of August, the uncertainties weighing on the world economic situation make it extremely difficult to forecast the future for Lagardère Media. Nonetheless, a hint of improvement in the economic situation in America and the recovery of other currencies against the euro are encouraging factors for the end of the year.
Also, in the second half of the year – which usually counts for more than 60% of annual operating results –, Lagardère Media is confronted with bases of comparison in 2002 that are demanding, particularly in the Book publishing, Print media and Radio segments.
All in all, thanks to the good level of operating results achieved in the first half of 2003, along with the continued drive to cut costs and accelerate growth, Lagardère Media fully intends to meet the target of over 5% growth in operating results for the whole of the 2003 fiscal period.

Consolidated balance sheets

Assets (in millions of euros)	June 30, 2003	Dec. 31, 2002 Restated	Dec. 31, 2002 Published	June 30, 2002 Published
Current assets				
Cash and cash equivalents	**855.7**	798.6	877.2	**809.1**
Marketable securities	**1,384.1**	1,337.3	1,565.4	**1,793.2**
Trade receivables, net	**1,661.5**	1,643.2	1,691.3	**2,047.4**
Inventories, net	**2,296.1**	2,089.8	2,143.2	**2,336.1**
Other receivables, prepayments and deferred charges	**2,002.1**	1,910.7	1,962.1	**2,122.3**
Total current assets	**8,199.5**	7,779.6	8,239.2	**9,108.1**
Investments accounted for by the equity method	**1,498.6**	1,484.8	1,484.8	**1,539.4**
Other investments and non-current assets	**2,481.6**	2,542.9	2,544.4	**1,274.1**
Property, plant and equipment, net	**2,006.9**	1,985.9	2,098.5	**2,079.5**
Intangible assets, net	**3,679.1**	3,798.5	3,803.2	**3,817.8**
Fixed and other non-current assets	**9,666.2**	9,812.1	9,930.9	**8,710.8**
Total assets	**17,865.7**	17,591.7	18,170.1	**17,818.9**

Liabilities and stockholders' equity (in millions of euros)	June 30, 2003	Dec. 31, 2002 Restated*	Dec. 31, 2002 Published	June 30, 2002 Published
Liabilities				
Trade payables	**3,037.5**	3,114.9	3,265.9	**3,387.8**
Advances on contracts and deferred income	**2,233.7**	2,083.9	2,084.4	**2,281.4**
Borrowings	**4,285.6**	4,109.1	4,123.9	**2,987.7**
Other payables and provisions	**1,760.5**	1,796.2	2,004.6	**2,159.2**
Reserves for risks and charges	**2,254.7**	2,157.6	2,361.3	**2,277.5**
Total liabilities	**13,572.0**	13,261.7	13,840.1	**13,093.6**
Permanent funds				
Perpetual subordinated notes	**415.8**	415.8	415.8	**415.8**
Minority interests	**240.9**	230.5	230.5	**237.1**
Total permanent funds	**656.7**	646.3	646.3	**652.9**
Stockholders' equity				
Common stock	**850.0**	849.2	849.2	**847.3**
Additional paid-in capital and retained earnings	**2,787.0**	2,834.5	2,834.5	**3,225.1**
Total stockholders' equity	**3,637.0**	3,683.7	3,683.7	**4,072.4**
Total permanent funds and stockholders' equity	**4,293.7**	4,330.0	4,330.0	**4,725.3**
Total liabilities and stockholders' equity	**17,865.7**	17,591.7	18,170.1	**17,818.9**

* Restated to exclude the Automobile business segment which is deconsolidated as of January 1, 2003

Consolidated statements of income

(in millions of euros)	Half year to June 30, 2002	Half year to June 30, 2003 Restated*	Year to Dec. 31, 2002 Restated*	Half year to June 30, 2002 Published	Year to Dec. 31, 2002 Published
Operating revenues					
Net sales	**5,802.3**	*5,924.7*	*12,434.1*	**6,474.6**	*13,216.5*
Other operating revenues	**471.1**	*352.1*	*586.9*	**346.2**	*593.3*
Total operating revenues	**6,273.4**	*6,276.8*	*13,021.0*	**6,820.8**	*13,809.8*
Operating expenses					
Purchases and changes in inventories	**(3,444.7)**	*(3,463.2)*	*(7,282.7)*	**(3,856.8)**	*(7,810.4)*
Payroll costs	**(1,266.8)**	*(1,202.7)*	*(2,514.3)*	**(1,274.6)**	*(2,656.9)*
Depreciation, amortization and provisions	**(224.6)**	*(214.0)*	*(537.0)*	**(228.3)**	*(570.5)*
Other operating expenses	**(1,108.0)**	*(1,215.3)*	*(2,254.7)*	**(1,252.8)**	*(2,332.4)*
Total operating expenses	**(6,044.1)**	*(6,095.2)*	*(12,588.7)*	**(6,612.5)**	*(13,370.2)*
Operating income	**229.3**	*181.6*	*432.3*	**208.3**	*439.6*
Interest expense, net	**(30.9)**	*(188.4)*	*(368.0)*	**(182.9)**	*(331.5)*
Operating income (loss) after interest	**198.4**	*(6.8)*	*64.3*	**25.4**	*108.1*
Non-operating expenses, net	**(15.7)**	*(3.6)*	*(98.0)*	**(9.4)**	*(370.9)*
Preferred remuneration	**(3.9)**	*(5.5)*	*(10.7)*	**(5.5)**	*(10.7)*
Amortization of goodwill	**(60.6)**	*(61.3)*	*(123.9)*	**(61.5)**	*(124.4)*
Income taxes	**(69.2)**	*138.9*	*143.0*	**133.2**	*143.0*
Net income (loss) from companies accounted for by the equity method	**32.8**	*21.3*	*(32.5)*	**21.3**	*(32.5)*
Net income (loss) before minority interests	**81.8**	*83.0*	*(57.8)*	**103.5**	*(287.4)*
Minority interests	**(7.4)**	*0.7*	*(3.7)*	**0.7**	*(3.7)*
Net income (loss)	**74.4**	*83.7*	*(61.5)*	**104.2**	*(291.1)*

* Restated to exclude the Automobile business segment which is deconsolidated as of January 1, 2003

LAGARDERE

Lagardère SCA

A French limited partnership with shares with capital stock of € 849,229,824 divided into 139,218,004 shares of € 6.10 par value each.

Head office:

4, rue de Presbourg – Paris 16ème (75) – France

Tel. +33 (0) 1 40 69 16 00

320 366 446 RCS Paris

www.lagardere.com